As filed with the Securities and Exchange Commission on August 24, 2018

Registration No. 333-226708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SYNNEX Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5045	94-2703333
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

44201 Nobel Drive, Fremont, CA 94538

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Simon Y. Leung

Senior Vice President, General Counsel and Corporate Secretary

SYNNEX Corporation

44201 Nobel Drive

Fremont, CA 94538

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Allison Leopold Tilley Christina F. Pearson Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 233-4500	Andre S. Valentine Chief Financial Officer Convergys Corporation 201 East Fourth Street Cincinnati, OH 45202 (513) 723-7000	Daniel A. Neff DongJu Song Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and upon completion of the initial merger described in the accompanying joint proxy statement/prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY—SUBJECT TO COMPLETION—DATED AUGUST 24, 2018

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

[●], 2018

Dear SYNNEX Corporation Stockholders and Convergys Corporation Shareholders:

On behalf of the boards of directors of SYNNEX Corporation (“SYNNEX”) and Convergys Corporation (“Convergys”), we are pleased to enclose the joint proxy statement/prospectus relating to the initial merger of Delta Merger Sub I, Inc. (“Merger Sub I”), a wholly owned subsidiary of SYNNEX, with and into Convergys, with Convergys surviving the initial merger, and the subsequent merger of Convergys with and into Concentrix CVG Corporation (“Merger Sub II”), with Merger Sub II surviving the subsequent merger, pursuant to the terms of a merger agreement entered into among SYNNEX, Convergys, Merger Sub I and Merger Sub II on June 28, 2018, as amended on August 22, 2018.

If the mergers are completed, Convergys shareholders will receive (i) $13.25 in cash and (ii) 0.1193 shares of SYNNEX common stock, subject to adjustment as provided in the merger agreement in the event that the trading price of SYNNEX common stock prior to the closing of the mergers increases or decreases by more than 10% from a base price of $111.0766, for each Convergys common share, as described in more detail in the accompanying joint proxy statement/prospectus under the heading “The Merger Agreement—Merger Consideration.” The fraction of a share of SYNNEX common stock into which each Convergys common share will be converted is referred to as the exchange ratio. Based on the closing price of a share of SYNNEX common stock on August 23, 2018, the most recent trading day prior to the date of the accompanying joint proxy statement/prospectus for which this information was available, and assuming that such price was the stock price required by the exchange ratio calculations, the applicable exchange ratio would be 0.1237, and the merger consideration would represent approximately $25.18 in value per Convergys common share. The value of the consideration to be received by Convergys shareholders will fluctuate with changes in the price of the SYNNEX common stock. We urge you to obtain current market quotations for SYNNEX common stock and Convergys common shares. SYNNEX common stock and Convergys common shares are traded on the New York Stock Exchange under the symbols “SNX” and “CVG,” respectively. In connection with the mergers, SYNNEX stockholders are cordially invited to attend a special meeting of stockholders of SYNNEX to be held on October 3, 2018 at its offices at 44201 Nobel Drive, Fremont, California 94538 at 10:00 a.m. (Pacific Time), and Convergys shareholders are cordially invited to attend a special meeting of shareholders of Convergys to be held on October 3, 2018 at the Atrium One Building, 201 East Fourth Street, Suite 350, Cincinnati, Ohio 45202, at 1:00 p.m. (local time).

Your vote is very important, regardless of the number of shares you own. We cannot complete the mergers and the merger consideration will not be paid unless (i) SYNNEX stockholders approve the issuance of shares of SYNNEX common stock in connection with the initial merger and (ii) Convergys shareholders adopt the merger agreement. Approval of the issuance of SYNNEX common stock in connection with the initial merger requires the affirmative vote of a majority of the votes cast at the SYNNEX special meeting and adoption of the merger agreement requires the affirmative vote of holders of at least two thirds of the outstanding Convergys common shares entitled to vote thereon. Every vote counts.

At the special meeting of stockholders of SYNNEX, SYNNEX stockholders will be asked to vote on (i) a proposal to approve the issuance of shares of SYNNEX common stock in connection with the initial merger and (ii) a proposal to adjourn the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the special meeting, or any adjournment or postponement thereof, to approve the issuance of shares of SYNNEX common stock in connection with the initial merger.

SYNNEX’ board of directors unanimously determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the issuance of shares of SYNNEX common stock in connection with the initial merger, are advisable and fair to and in the best interests of SYNNEX stockholders and unanimously recommends that SYNNEX stockholders vote (i) FOR the approval of the issuance of shares of SYNNEX common stock in connection with the initial merger and (ii) FOR the adjournment of the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the special meeting, or any adjournment or postponement thereof, to approve the issuance of shares of SYNNEX common stock in connection with the initial merger.

At the special meeting of shareholders of Convergys, Convergys shareholders will be asked to vote on (i) a proposal to adopt the merger agreement, (ii) a proposal to adjourn from time to time the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the special meeting, or any adjournment or postponement thereof, to adopt the merger agreement, and (iii) a proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers.

Convergys’ board of directors unanimously determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Convergys shareholders and unanimously recommends that Convergys shareholders vote (i) FOR the adoption of the merger agreement, (ii) FOR the adjournment from time to time of the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the special meeting, or any adjournment or postponement thereof, to adopt the merger agreement, and (iii) FOR the non-binding advisory proposal to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers.

We estimate that SYNNEX may issue up to approximately 11,277,434 shares of its common stock to Convergys shareholders in the initial merger and up to approximately 801,000 shares of its common stock which may be issued upon conversion of Convergys’ outstanding convertible debentures. Based on the number of SYNNEX common stock outstanding as of August 23, 2018, and the number of Convergys common shares outstanding as of August 23, 2018, the most recent practicable date for which such information was available, immediately following the completion of the mergers, SYNNEX stockholders immediately prior to the mergers are expected to own approximately 78% of SYNNEX’ outstanding common stock and former Convergys shareholders are expected to own approximately 22% of SYNNEX’ outstanding common stock excluding the potential issuance of shares upon conversion of Convergys’ outstanding convertible debentures.

The accompanying joint proxy statement/prospectus provides important information regarding the SYNNEX special meeting and the Convergys special meeting and a detailed description of the merger agreement, the mergers, SYNNEX’ stock issuance, the adjournment proposals and non-binding advisory proposal to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers. We urge you to read the accompanying joint proxy statement/prospectus (and any documents incorporated by reference into the accompanying joint proxy statement/prospectus) carefully. Please pay particular attention to the section “Risk  Factors” beginning on page 60 of the accompanying joint proxy statement/prospectus. You can also obtain information about SYNNEX and Convergys from documents that SYNNEX and Convergys previously have filed with the Securities and Exchange Commission.

Whether or not you expect to attend your company’s special meeting, the details of which are described in the accompanying joint proxy statement/prospectus, please immediately submit your proxy by telephone, by the Internet or by completing, signing, dating and returning your signed proxy card(s) in the enclosed prepaid return envelope so that your shares may be represented at the applicable special meeting.

If SYNNEX stockholders have any questions or require assistance in voting their shares, they should call SYNNEX, Investor Relations at (510) 668-8436. If Convergys shareholders have any questions or require assistance in voting their shares, they should call Innisfree M&A Incorporated, Convergys’ proxy solicitor for its special meeting, with respect to banks and brokers, collect at (212) 750-5833 and, with respect to shareholders and all others, toll-free at (888) 750-5834.

We hope to see you at the applicable special meeting and look forward to the successful completion of the mergers.

Sincerely, /S/ SIMON Y. LEUNG Simon Y. Leung Senior Vice President, General Counsel and Corporate Secretary of SYNNEX Corporation	Sincerely, /S/ ANDREW FARWIG Andrew Farwig Vice President and Corporate Secretary of Convergys Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying joint proxy statement/prospectus or determined that the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated [●], 2018 and is first being mailed to stockholders and shareholders on or about September 4, 2018.

ADDITIONAL INFORMATION

The accompanying document is the proxy statement of Convergys Corporation for its special meeting of shareholders, the proxy statement of SYNNEX Corporation for its special meeting of stockholders and the prospectus of SYNNEX Corporation for its shares of common stock to be issued in connection with the initial merger. The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about SYNNEX Corporation and Convergys Corporation from documents that are not included in or delivered with the accompanying joint proxy statement/prospectus. You can obtain these documents incorporated by reference into the accompanying joint proxy statement/prospectus (other than certain exhibits or schedules to these documents), without charge, by requesting them in writing or by telephone from SYNNEX Corporation or Convergys Corporation, as applicable, at the following addresses and telephone numbers, or through the Securities and Exchange Commission website at www.sec.gov:

SYNNEX Corporation 44201 Nobel Drive, Fremont, CA 94538 Attention: Investor Relations Telephone: (510) 668-8436	Convergys Corporation 201 East Fourth Street Cincinnati, Ohio 45202 Attention: Investor Relations Department Telephone: (513) 723-6320

In addition, if you have questions about the mergers or the accompanying joint proxy statement/prospectus, would like additional copies of the accompanying joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, please contact SYNNEX, Investor Relations at (510) 668-8436, or Innisfree M&A Incorporated, the proxy solicitor for Convergys Corporation, with respect to banks and brokers, collect at (212) 750-5833 and, with respect to shareholders and all others, toll-free at (888) 750-5834. You will not be charged for any of these documents that you request.

If you would like to request documents, please do so by September 26, 2018, in order to receive them before the SYNNEX special meeting or the Convergys special meeting.

See “Where You Can Find More Information” for further information.

SYNNEX Corporation

44201 Nobel Drive

Fremont, California 94538

(510) 656-3333

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

OF SYNNEX CORPORATION

TO BE HELD ON OCTOBER 3, 2018

10:00 a.m. (Pacific Time)

To the Stockholders of SYNNEX Corporation:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of SYNNEX Corporation, a Delaware corporation (“SYNNEX”), will be held at its offices at 44201 Nobel Drive, Fremont, California 94538 on October 3, 2018, at 10:00 a.m. (Pacific Time), for the following purposes:

1.

to consider and vote on a proposal to approve the issuance of shares of SYNNEX common stock, par value $0.001 per share, in connection with the first of the two mergers contemplated by the Agreement and Plan of Merger, dated as of June 28, 2018, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 22, 2018, and as it may be amended from time to time (which is referred to in this notice as the merger agreement), among SYNNEX, Delta Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of SYNNEX, Concentrix CVG Corporation, a Delaware corporation and wholly owned subsidiary of SYNNEX, and Convergys Corporation, an Ohio corporation (a copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus); and

2.

to consider and vote on a proposal to approve the adjournment of the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of SYNNEX common stock in connection with the initial merger at the time of the SYNNEX special meeting, or any adjournment or postponement thereof.

SYNNEX’ board of directors has fixed the close of business on August 31, 2018, as the record date for the determination of the stockholders entitled to vote at the SYNNEX special meeting, or any adjournment or postponement thereof. Only stockholders of record at the record date are entitled to notice of, and to vote at, the SYNNEX special meeting, or any adjournment or postponement thereof.

A quorum, which is a majority of the outstanding shares as of the record date, must be present to hold the special meeting. A quorum is calculated based on the number of shares represented by the stockholders attending in person and by their proxy holders. If you indicate an abstention as your voting preference, your shares will be counted toward a quorum but they will not be voted on the matter.

Abstentions on any matters are treated as shares present or represented and entitled to vote on that matter and have the same effect as a vote against such matter.

Brokers who hold shares of SYNNEX common stock for a beneficial owner have the discretion to vote on routine proposals when they have not received voting instructions from the beneficial owner. If a broker indicates on the enclosed proxy card or its substitute that such broker does not have discretionary authority to vote on a particular matter (broker non-votes), those shares will be considered as present for purposes of determining the presence of a quorum but will not be treated as shares entitled to vote on that matter. Note that, if you are a beneficial owner and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on the proposals. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the SYNNEX special meeting.

Approval of the issuance of shares of SYNNEX common stock in connection with the initial merger, including any shares that may be issued in connection with the potential conversion of the convertible debentures following the closing requires the affirmative vote of a majority of the votes cast at the SYNNEX special meeting (assuming a quorum, as defined under Delaware law, is present). Approval of the adjournment proposal requires the affirmative vote of a majority of the shares present at the SYNNEX special meeting in person or by proxy and entitled to vote (whether or not a quorum, as defined under Delaware law, is present).

SYNNEX’ board of directors unanimously determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the issuance of shares of SYNNEX common stock in connection with the initial merger, are advisable and fair to and in the best interests of SYNNEX stockholders and unanimously recommends that SYNNEX stockholders vote “FOR” the approval of the issuance of SYNNEX common stock in connection with the initial merger, and “FOR” the adjournment of the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the SYNNEX special meeting, or any adjournment or postponement thereof, to approve the issuance of shares of SYNNEX common stock in connection with the initial merger.

By Order of the Board of Directors,

Simon Y. Leung

Senior Vice President, General Counsel

and Corporate Secretary

Fremont, California

[●], 2018

Important

Please promptly vote and submit your proxy by signing, dating and returning the enclosed proxy card in the postage-prepaid return envelope, or vote by telephone or via the Internet, so that your shares can be voted. This will not limit your rights to attend or vote at the SYNNEX special meeting.

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE SYNNEX SPECIAL MEETING IN PERSON, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) VIA THE INTERNET, (2) BY TELEPHONE OR (3) BY COMPLETING, SIGNING AND DATING THE ENCLOSED SYNNEX PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU ATTEND THE SYNNEX SPECIAL MEETING IN PERSON AND WISH TO VOTE YOUR SHARES AT THE SYNNEX SPECIAL MEETING, YOU MAY DO SO AT ANY TIME PRIOR TO THE CLOSING OF THE POLLS AT THE SYNNEX SPECIAL MEETING. You may revoke your proxy or change your vote for shares you hold directly in your name by (i) sending a signed notice stating that you revoke your proxy to Alliance Advisors at 200 Broadacres Drive, 3rd Fl., Bloomfield, NJ 07003, that bears a date later than the date of the proxy you want to revoke and is received before 11:59 p.m. (Eastern Time) on October 2, 2018, (ii) submitting revised votes over the Internet or by telephone before 11:59 p.m. (Eastern Time) on October 2, 2018, or by mail that is received prior to the SYNNEX special meeting, or (iii) attending the SYNNEX special meeting and voting your shares in person or revoking your proxy in person. If your shares are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

We urge you to read the accompanying joint proxy statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger agreement, the mergers, SYNNEX’ stock issuance, the adjournment vote, the SYNNEX special meeting or the accompanying joint proxy statement/prospectus, would like additional copies of the accompanying joint proxy statement/prospectus or need help voting your SYNNEX common stock, please contact:

SYNNEX Corporation

44201 Nobel Drive

Fremont, California 94538

Attention: Investor Relations

Telephone: (510) 668-8436

Email: MaryLai@SYNNEX.com

201 East Fourth Street

Cincinnati, Ohio 45202

(513) 723-7000

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF

CONVERGYS CORPORATION

TO BE HELD ON OCTOBER 3, 2018

To the Shareholders of Convergys Corporation:

A special meeting of shareholders of Convergys Corporation, an Ohio corporation, will be held on October 3, 2018 at the Atrium One Building, 201 East Fourth Street, Suite 350, Cincinnati, Ohio 45202, at 1:00 p.m. (local time) for the following purposes:

1.

to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of June 28, 2018, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 22, 2018, and as it may be amended from time to time (which is referred to in this notice as the merger agreement), by and among Convergys Corporation, an Ohio corporation, SYNNEX Corporation, a Delaware corporation, Delta Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of SYNNEX and Concentrix CVG Corporation, a Delaware corporation and a wholly owned subsidiary of SYNNEX, pursuant to which Delta Merger Sub I, Inc. will be merged with and into Convergys, and Convergys will continue as the surviving corporation and a wholly owned subsidiary of SYNNEX, and, immediately thereafter, Convergys will be merged with and into Concentrix CVG Corporation, and Concentrix CVG Corporation will continue as the surviving company and a wholly owned subsidiary of SYNNEX (a copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus);

2.

to consider and vote on a proposal to approve the adjournment from time to time of the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof; and

3.

to consider and vote on a proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers.

Convergys’ board of directors has fixed the close of business on August 31, 2018, as the record date for determination of the shareholders entitled to vote at the Convergys special meeting or any adjournment or postponement thereof. Only shareholders of record at the record date are entitled to notice of, and to vote at, the Convergys special meeting or any adjournment or postponement of the Convergys special meeting.

If you hold Convergys common shares in your name at the record date and plan to attend the Convergys special meeting, please be prepared to provide valid government-issued photo identification (e.g., a driver’s license or a passport) to gain admission to the Convergys special meeting.

If you are a beneficial owner of Convergys common shares held in “street name,” meaning that your Convergys common shares are held by a broker, bank or other nominee holder of record at the record date and you plan to attend the Convergys special meeting, in addition to proper identification, you will also need to provide proof of beneficial ownership at the record date to be admitted to the Convergys special meeting. A brokerage statement or letter from a bank or broker are examples of proof of beneficial ownership. If you wish to vote your Convergys common shares held in “street name” in person at the Convergys special meeting, you will have to obtain a written legal proxy in your name from the broker, bank or other nominee holder of record who holds your shares.

Adoption of the merger agreement requires the affirmative vote of holders of at least two-thirds of the outstanding Convergys common shares entitled to vote thereon. Approval of the proposal to adjourn the Convergys special meeting requires the affirmative vote of the holders of at least a majority of the Convergys common shares present or represented by proxy at the Convergys special meeting. Approval of the non-binding advisory proposal to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers requires the affirmative vote of the holders of at least a majority of the Convergys common shares present or represented by proxy at the Convergys special meeting. Convergys’ board of directors unanimously determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Convergys and its shareholders, and unanimously recommends that the Convergys shareholders vote “FOR” the adoption of the merger agreement, “FOR” the adjournment from time to time of the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof and “FOR” the non-binding advisory proposal to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers.

Under Ohio law, Convergys shareholders who do not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair cash value of their Convergys common shares as determined by the court of common pleas of the Ohio county in which the principal office of Convergys is located if the mergers are completed, but only if they submit a written demand for such an appraisal prior to the vote on the merger proposal and comply with the other Ohio law procedures explained in the accompanying joint proxy statement/prospectus. Convergys shareholders who do not vote in favor of the merger proposal and who submit a written demand for such an appraisal prior to the vote on merger proposal and comply with the other Ohio law procedures will not receive the merger consideration.

By Order of the Board of Directors,

Andrew Farwig

Vice President and Corporate Secretary

Cincinnati, Ohio

[●], 2018

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE CONVERGYS SPECIAL MEETING IN PERSON, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) VIA THE INTERNET, (2) BY TELEPHONE OR (3) BY COMPLETING, SIGNING AND DATING THE ENCLOSED CONVERGYS PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU ATTEND THE CONVERGYS SPECIAL MEETING IN PERSON AND WISH TO VOTE YOUR SHARES AT THE CONVERGYS SPECIAL MEETING, YOU MAY DO SO AT ANY TIME PRIOR TO THE CLOSING OF THE POLLS AT THE CONVERGYS SPECIAL MEETING. You may revoke your proxy or change your vote at any time before the Convergys special meeting. If your shares are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

We urge you to read the accompanying joint proxy statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger agreement, the mergers, the vote on the merger agreement, the adjournment vote, the non-binding advisory proposal to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers, the Convergys special meeting or the accompanying joint proxy statement/prospectus, would like additional copies of the accompanying joint proxy statement/prospectus or need help voting your Convergys common shares, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Banks and Brokers May Call Collect: (212) 750-5833

Shareholders and All Others May Call Toll-Free: (888) 750-5834

or

Convergys Corporation

201 East Fourth Street

Cincinnati, Ohio 45202

Attention: Investor Relations Department

Telephone: (513) 723-6320

i

Required Vote	74
Share Ownership of and Voting by SYNNEX Directors and Executive Officers	75
Voting of Shares	75
Revocability of Proxies; Changing Your Vote	76
Solicitation of Proxies; Expenses of Solicitation	77
Householding	77
Adjournment	77
Other Information	77
Assistance	78
SPECIAL MEETING OF SHAREHOLDERS OF CONVERGYS	79
Date, Time and Location	79
Purpose	79
Recommendations of the Convergys Board of Directors	79
Convergys Record Date; Outstanding Shares; Shareholders Entitled to Vote	80
Quorum	80
Required Vote	80
Stock Ownership of and Voting by Convergys Directors and Executive Officers	81
Voting of Shares	81
Revocability of Proxies; Changing Your Vote	83
Solicitation of Proxies; Expenses of Solicitation	83
Householding	84
Adjournment	84
Other Information	84
Assistance	85
CONVERGYS PROPOSAL I: ADOPTION OF THE MERGER AGREEMENT AND SYNNEX PROPOSAL I: APPROVAL OF THE STOCK ISSUANCE	86
General	86
Background of the Mergers	87
Convergys’ Reasons for the Mergers; Recommendations of the Convergys Board of Directors that Convergys Shareholders Adopt the Merger Agreement	97
SYNNEX’ Reasons for the Mergers; Recommendations of SYNNEX’ Board of Directors that SYNNEX Stockholders Approve the Stock Issuance	101
Opinion of Convergys’ Financial Advisor	104
Opinion of SYNNEX’ Financial Advisor	118
Ownership of SYNNEX Common Stock After the Mergers	127
Unaudited Prospective Financial Information	129
Regulatory Approvals Required for the Mergers	137
Appraisal Rights for Convergys Shareholders	138
No Appraisal or Dissenters’ Rights for SYNNEX Stockholders	139
Material U.S. Federal Income Tax Consequences	139
Accounting Treatment	143
Listing of SYNNEX common stock and Delisting and Deregistration of Convergys Common Shares	143
Description of Debt Financing	144
THE MERGER AGREEMENT	147
Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures	147
Structure of the Mergers	147
Completion and Effectiveness of the Mergers	148
Merger Consideration	148
Fractional Shares	149

FUTURE STOCKHOLDER AND SHAREHOLDER PROPOSALS	201
SYNNEX	201
Convergys	202
WHERE YOU CAN FIND MORE INFORMATION	203

ANNEXES

Annex A	—	Agreement and Plan of Merger, dated as of June 28, 2018, and Amendment No. 1 to Agreement and Plan of Merger, dated as of August 22, 2018, among SYNNEX Corporation, Delta Merger Sub I, Inc., Concentrix CVG Corporation and Convergys Corporation
Annex B	—	Opinion of Centerview Partners LLC
Annex C	—	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Annex D	—	Voting Agreement, dated as of June 28, 2018, among SYNNEX Corporation and certain officers and directors of Convergys Corporation
Annex E	—	Sections 1701.84 and 1701.85 of the Ohio General Corporation law

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE SPECIAL MEETINGS

The following are some questions that you, as a stockholder of SYNNEX Corporation, which is referred to in this joint proxy statement/prospectus as SYNNEX, or a shareholder of Convergys Corporation, which is referred to in this joint proxy statement/prospectus as Convergys, may have regarding the mergers, the stock issuance, the adjournment proposals, the non-binding advisory proposal to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers and the special meetings as well as brief answers to those questions. You are urged to carefully read this joint proxy statement/prospectus, including all documents incorporated by reference into this joint proxy statement/prospectus, and its annexes, in their entirety because this section may not provide all of the information that is important to you with respect to the mergers, the stock issuance, the adjournment proposals, the non-binding advisory proposal to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers and the special meetings. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Q:	Why am I receiving this document and why am I being asked to vote on the merger agreement?

A:

SYNNEX and Convergys have agreed to a transaction involving two mergers, pursuant to which Convergys will become a wholly owned subsidiary of SYNNEX and will no longer be a publicly held corporation. In order to complete the mergers, SYNNEX stockholders must vote to approve the issuance of shares of SYNNEX common stock in connection with the initial merger, which issuance is referred to in this joint proxy statement/prospectus as the stock issuance, and Convergys shareholders must vote to adopt the Agreement and Plan of Merger, dated as of June 28, 2018, and amended on August 22, 2018 among SYNNEX, Convergys, Delta Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of SYNNEX that is referred to in this joint proxy statement/prospectus as Merger Sub I, and Concentrix CVG Corporation, a Delaware corporation and wholly owned subsidiary of SYNNEX that is referred to in this joint proxy statement/prospectus as Merger Sub II. Merger Sub I and Merger Sub II are collectively referred to in this joint proxy statement/prospectus as the Merger Subs and the foregoing Agreement and Plan of Merger, as amended by Amendment No.1 to Agreement and Plan of Merger, dated as of August 22, 2018, and as it may be amended, supplemented or modified from time to time, is referred to in this joint proxy statement/prospectus as the merger agreement.

Convergys is holding a special meeting of shareholders, which is referred to in this joint proxy statement/prospectus as the Convergys special meeting, in order to obtain the shareholder approval necessary to adopt the merger agreement. Adoption of the merger agreement requires the affirmative vote of holders of at least two-thirds of the outstanding Convergys common shares entitled to vote thereon. Convergys shareholders will also be asked to approve the adjournment from time to time of the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof, and to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers. It is important that Convergys shareholders vote their shares on each of these matters, regardless of the number of shares owned.

SYNNEX is holding a special meeting of stockholders, which is referred to in this joint proxy statement/prospectus as the SYNNEX special meeting, in order to obtain the stockholder approval necessary to approve the stock issuance. The stock issuance requires the affirmative vote of a majority of the votes cast at the SYNNEX special meeting. SYNNEX stockholders will also be asked to approve the adjournment of the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the SYNNEX special meeting, or any adjournment or postponement thereof. It is important that SYNNEX stockholders vote their shares on each of these matters, regardless of the number of shares owned.

This document is being delivered to you as both a joint proxy statement of Convergys and SYNNEX and a prospectus of SYNNEX in connection with the mergers. It is the proxy statement by which Convergys’ board of directors is soliciting proxies from Convergys shareholders to vote at the Convergys special meeting, or at any adjournment or postponement of the Convergys special meeting, on the adoption of the merger agreement, the approval of the adjournment of the Convergys special meeting under certain circumstances and the approval, on an advisory (non-binding) basis, of compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers. It is also the proxy statement by which SYNNEX’ board of directors is soliciting proxies from SYNNEX stockholders to vote at the SYNNEX special meeting, or at any adjournment or postponement of the SYNNEX special meeting, on the approval of the stock issuance and the approval of the adjournment of the SYNNEX special meeting under certain circumstances. In addition, this document is the prospectus of SYNNEX pursuant to which SYNNEX will issue SYNNEX common stock to Convergys shareholders as part of the merger consideration.

Q:	Is my vote important?

A:

Yes, your vote is very important. For Convergys shareholders, an abstention or failure to vote will have the same effect as a vote “AGAINST” the adoption of the merger agreement. If you hold your Convergys common shares through a broker, bank or other nominee holder of record and you do not give voting instructions to that broker, bank or other nominee holder of record, that broker, bank or other nominee holder of record will not be able to vote your shares on the adoption of the merger agreement, and your failure to give those instructions will have the same effect as a vote “AGAINST” the adoption of the merger agreement. For SYNNEX stockholders, an abstention will have the same effect as a vote “AGAINST” the approval of the stock issuance. If you hold your SYNNEX common stock through a broker, bank or other nominee holder of record and you do not give voting instructions to that broker, bank or other nominee holder of record, that broker, bank or other nominee holder of record will not be able to vote your shares on the approval of the stock issuance, and your failure to give those instructions will have no effect on the approval of the stock issuance. Convergys’ board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement, and SYNNEX’ board of directors unanimously recommends that SYNNEX stockholders vote “FOR” the approval of the stock issuance.

Q:	What will happen in the mergers?

A:

In the first merger, which is referred to in this joint proxy statement/prospectus as the initial merger, Merger Sub I will be merged with and into Convergys. Convergys will be the surviving corporation in the initial merger and will be a wholly owned subsidiary of SYNNEX following the completion of the initial merger and will no longer be a publicly held corporation. Immediately after the initial merger, Convergys will be merged with and into Merger Sub II, and Merger Sub II will be the surviving company in the second merger, which is referred to in this joint proxy statement/prospectus as the subsequent merger. The initial merger and the subsequent merger are collectively referred to in this joint proxy statement/prospectus as the mergers. Concentrix CVG Corporation will be a wholly owned subsidiary of SYNNEX following the completion of the subsequent merger.

Q:	What will Convergys shareholders receive in the mergers?

A:

If the mergers are completed, each Convergys common share will be automatically cancelled and converted into the right to receive $13.25 in cash, without interest, and 0.1193 shares of SYNNEX common stock, subject to adjustment as provided in the merger agreement in the event that the 20 day average trading price of SYNNEX common stock prior to the closing of the mergers increases or decreases by more than 10% from a base price of $111.0766, which, together with cash payable in lieu of any fractional shares, are collectively referred to in this joint proxy statement/prospectus as the merger consideration. Each Convergys shareholder will receive cash for any fractional share of SYNNEX common stock that the shareholder would otherwise receive in the mergers.

Based on the closing price of SYNNEX common stock on the New York Stock Exchange, which is referred to in this joint proxy statement/prospectus as the NYSE, on August 23, 2018, the most recent trading day prior to the date of this joint proxy statement/prospectus for which this information was available, and assuming that such price was the stock price required by the exchange ratio calculations, the applicable exchange ratio would be 0.1237, and the merger consideration would represent approximately $25.18 in value for each Convergys common share. Because the number of shares of SYNNEX common stock that will be exchanged for the Convergys common shares is subject to certain adjustments to be made at closing if the 20 day average trading price of SYNNEX common stock three trading days prior to the closing of the mergers has increased or decreased by more than 10% from a base price of $111.0766, the value of the stock portion of the merger consideration that Convergys shareholders will receive in the mergers will depend on the market price of SYNNEX common stock at the time the mergers are completed. The market price of SYNNEX common stock when Convergys shareholders receive shares of SYNNEX common stock after the mergers are completed could be greater than, less than or the same as the market price of SYNNEX common stock on the date of this joint proxy statement/prospectus or at the time of the Convergys special meeting or any adjournment or postponement thereof.

Q:	What will happen if the mergers are not completed?

A:

If the merger agreement is not adopted by Convergys shareholders, the stock issuance is not approved by SYNNEX stockholders or if the mergers are not completed for any other reason, Convergys shareholders will not receive any payment for their Convergys common shares in connection with the mergers. Instead, Convergys will remain an independent public company and its common shares will continue to be listed and traded on the NYSE. If the merger agreement is terminated under specified circumstances, Convergys may be required to pay SYNNEX a termination fee of $74.0 million (or $37.0 million, in certain circumstances) or an expense reimbursement fee of $12.35 million, and if the merger agreement is terminated under certain other circumstances, SYNNEX may be required to pay Convergys an expense reimbursement fee of $12.35 million, depending on the circumstances of the termination. See “The Merger Agreement—Termination Fees and Expenses” for a more detailed discussion of the termination fees.

Q:	What are Convergys shareholders being asked to vote on?

A:	Convergys shareholders are being asked to vote on the following three proposals:

•	to adopt the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus;

•

to approve the adjournment from time to time of the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof; and

•	to approve, on an advisory (non-binding) basis, the payments that will or may be paid by Convergys to its named executive officers in connection with the mergers.

The adoption of the merger agreement by Convergys shareholders is a condition to the obligations of Convergys and SYNNEX to complete the mergers. Neither the approval of the adjournment proposal nor the approval of the non-binding advisory proposal to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers is a condition to the obligations of Convergys or SYNNEX to complete the mergers.

Q:	What are SYNNEX stockholders being asked to vote on?

A:	SYNNEX stockholders are being asked to vote on the following proposals:

•	to approve the stock issuance; and

•

to approve the adjournment of the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the SYNNEX special meeting, or any adjournment or postponement thereof.

The approval of the stock issuance by SYNNEX stockholders is a condition to the obligations of Convergys and SYNNEX to complete the mergers. The approval of the proposal to adjourn the SYNNEX special meeting if necessary is not a condition to the obligations of Convergys or SYNNEX to complete the mergers.

Q:	Does Convergys’ board of directors recommend that Convergys shareholders adopt the merger agreement?

A:

Yes. Convergys’ board of directors unanimously determined that the merger agreement, the mergers, and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Convergys shareholders and unanimously recommends that Convergys shareholders vote “FOR” the adoption of the merger agreement at the Convergys special meeting. See “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Convergys’ Reasons for the Mergers; Recommendations of the Convergys Board of Directors that Convergys Shareholders Adopt the Merger Agreement.”

Q:	Does Convergys’ board of directors recommend that shareholders approve the adjournment from time to time of the Convergys special meeting if necessary?

A:

Yes. Convergys’ board of directors unanimously recommends that you vote “FOR” the proposal to adjourn from time to time the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof. See “Convergys Proposal II: Adjournment of the Convergys Special Meeting.”

Q:	What is the compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers and why am I being asked to vote on it?

A:

The Securities and Exchange Commission, which is referred to in this joint proxy statement/prospectus as the SEC, has adopted rules that require Convergys to seek an advisory (non-binding) vote on compensation that is tied to or based on the completion of the mergers and that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers. This proposal is referred to in this joint proxy statement/prospectus as the non-binding advisory proposal to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers.

Q:

Does Convergys’ board of directors recommend that Convergys shareholders approve the non-binding advisory proposal to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers?

A:

Yes. Convergys’ board of directors unanimously recommends that Convergys shareholders vote “FOR” the proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers. See “Convergys Proposal III: Advisory Vote On Merger-Related Executive Compensation Arrangements.”

Q:

What happens if the non-binding advisory proposal to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers is not approved?

A:

Approval, on an advisory (non-binding basis), of compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers is not a condition to completion of the mergers. The vote is an advisory vote and is not binding. If the mergers are completed, Convergys may pay “compensation in connection with the mergers” to its named executive officers even if Convergys shareholders fail to approve the non-binding advisory proposal to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers.

Q:	Does SYNNEX’ board of directors recommend that SYNNEX stockholders approve the stock issuance?

A:

Yes. SYNNEX’ board of directors unanimously determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the stock issuance, are advisable and fair to and in the best interests of SYNNEX stockholders and unanimously recommends that SYNNEX stockholders vote “FOR” the approval of the stock issuance at the SYNNEX special meeting. See “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—SYNNEX’ Reasons for the Merger; Recommendations of SYNNEX’ Board of Directors that the SYNNEX stockholders Approve the Stock Issuance.”

Q:	Does SYNNEX’ board of directors recommend that SYNNEX stockholders approve the adjournment of the SYNNEX special meeting if necessary?

A:

Yes. SYNNEX’ board of directors unanimously recommends that SYNNEX stockholders vote “FOR” the proposal to adjourn the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the SYNNEX special meeting, or any adjournment or postponement thereof. See “SYNNEX Proposal II: Adjournment of the SYNNEX Special Meeting.”

Q:	What Convergys shareholder vote is required for the approval of each proposal?

A:	The following are the voting requirements for the proposals at the Convergys special meeting:

•

Adoption of the Merger Agreement: The affirmative vote of holders of at least two-thirds of the outstanding Convergys common shares entitled to vote on the proposal. Accordingly, a Convergys shareholder’s abstention from voting, the failure of a Convergys shareholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or a Convergys shareholder’s other failure to vote will have the same effect as a vote “AGAINST” the proposal.

•

Adjournment (if necessary): The affirmative vote of the holders of at least a majority of the Convergys common shares present or represented by proxy at the Convergys special meeting (whether or not a quorum is present). Accordingly, a Convergys shareholder’s abstention from voting will have the same effect as a vote “AGAINST” the proposal, but the failure of a Convergys shareholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or a Convergys shareholder’s other failure to vote will have no effect on the approval of the proposal.

•

Approval of the Advisory Vote on Merger-Related Executive Compensation Arrangements: The affirmative vote of the holders of at least a majority of the Convergys common shares present or represented by proxy at the Convergys special meeting. Accordingly, a Convergys shareholder’s abstention from voting will have the same effect as a vote “AGAINST” the proposal, but the failure of a Convergys shareholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or a Convergys shareholder’s other failure to vote will have no effect on the approval of the proposal.

Q:	What SYNNEX stockholder vote is required for the approval of each proposal at the SYNNEX special meeting?

A:	The following are the vote requirements for the proposals at the SYNNEX special meeting:

•

Stock Issuance: Assuming a quorum is present, the affirmative vote of a majority of the votes cast at the SYNNEX special meeting is required. Accordingly, a SYNNEX stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the proposal, but the failure of a SYNNEX stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or a SYNNEX stockholder’s other failure to vote will have no effect on the approval of the proposal.

•

Adjournment (if necessary): The affirmative vote of a majority of the shares present at the SYNNEX special meeting in person or by proxy and entitled to vote is required. Accordingly, a SYNNEX stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the proposal, but the failure of a SYNNEX stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or a SYNNEX stockholder’s other failure to vote will have no effect on the approval of the proposal.

Q:	What constitutes a quorum for the Convergys special meeting?

A:

The presence at the Convergys special meeting, in person or by proxy, of the holders of record of a majority of the Convergys common shares issued and outstanding and entitled to vote constitutes a quorum for the Convergys special meeting. Abstentions will be deemed present at the Convergys special meeting for the purpose of determining the presence of a quorum. Convergys common shares held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record will not be deemed present at the Convergys special meeting for the purpose of determining the presence of a quorum.

Q:	What constitutes a quorum for the SYNNEX special meeting?

A:

A quorum, which is a majority of the outstanding shares as of the record date, must be present to vote on certain matters at the SYNNEX special meeting. A quorum is calculated based on the number of shares represented by the stockholders attending in person and by their proxy holders. If you indicate an abstention as your voting preference, your shares will be counted toward a quorum but they will not be voted on the matter.

Abstentions on any matters are treated as shares present or represented and entitled to vote on that matter and have the same effect as a vote against such matter.

Shares of SYNNEX common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record will not be deemed present at the SYNNEX special meeting for the purpose of determining the presence of a quorum.

Q:	Who is entitled to vote at the Convergys special meeting?

A:

All holders of Convergys common shares who held shares at the record date for the Convergys special meeting (the close of business on August 31, 2018) are entitled to receive notice of, and to vote at, the Convergys special meeting. As of the close of business on August 23, the most recent practicable date for which such information was available, there were 91,155,277 Convergys common shares outstanding. Each holder of Convergys common shares is entitled to one vote for each Convergys common share owned at such record date.

Q:	Who is entitled to vote at the SYNNEX special meeting?

A:

All holders of SYNNEX common stock who held shares at the record date for the SYNNEX special meeting (the close of business on August 31, 2018) are entitled to receive notice of, and to vote at, the SYNNEX special meeting. As of the close of business on August 23, 2018, the most recent practicable date for which such information was available, there were 39,628,172 SYNNEX common stock outstanding. Each holder of SYNNEX common stock is entitled to one vote for each share of SYNNEX common stock owned at such record date.

Q:	What if I hold shares in both Convergys and SYNNEX?

A:

If you are both a Convergys shareholder and a SYNNEX stockholder, you will receive separate packages of proxy materials from each company. A vote as a Convergys shareholder for the adoption of the merger agreement (or any other proposal to be considered at the Convergys special meeting) will not constitute a vote as a SYNNEX stockholder to approve the stock issuance (or any other proposal to be considered at the SYNNEX special meeting), and vice versa. Therefore, please complete, sign and date and return all proxy cards and/or voting instructions that you receive from Convergys or SYNNEX, or submit your proxy or instructions for each set of voting materials over the Internet or by telephone in order to ensure that all of your shares are voted.

Q:	When and where is the Convergys special meeting?

A:	The Convergys special meeting will be held on October 3, 2018, at the Atrium One Building, 201 East Fourth Street, Suite 350, Cincinnati, Ohio 45202, at 1:00 p.m. (local time).

Q:	When and where is the SYNNEX special meeting?

A:	The SYNNEX special meeting will be held on October 3, 2018, at its offices at 44201 Nobel Drive, Fremont, California 94538, at 10:00 a.m. (Pacific Time).

Q:	How do I vote my shares at the Convergys special meeting?

A:	Via the Internet or by Telephone

If you hold Convergys common shares directly in your name as a shareholder of record, you may submit a proxy to vote via the Internet at www.proxyvote.com or by telephone by calling 1-800-690-6903 toll-free. In order to submit a proxy to vote via the Internet or by telephone, you will need the control number on your proxy card (which is unique to each Convergys shareholder to ensure all voting instructions are genuine and to prevent duplicate voting). Proxies may be submitted via the Internet or by telephone 24 hours a day, seven days a week, and must be received by 11:59 p.m. (Eastern Time) on October 2, 2018.

If you hold Convergys common shares in “street name” through a broker, bank or other nominee holder of record, you may provide voting instructions via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other nominee holder of record. Please follow the voting instructions provided by your broker, bank or other nominee holder of record with these materials.

By Mail

If you hold Convergys common shares directly in your name as a shareholder of record, you may submit a proxy card to vote by mail. You will need to complete, sign and date your proxy card and return it using the postage-paid return envelope provided or return it to Broadridge. Broadridge must receive your proxy card no later than the close of business on October 2, 2018.

If you hold Convergys common shares in “street name” through a broker, bank or other nominee holder of record, in order to provide voting instructions by mail, you will need to complete, sign and date the voting instruction form provided by your broker, bank or other nominee holder of record and return it in the postage-paid return envelope provided. Your broker, bank or other nominee holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold Convergys common shares directly in your name as a shareholder of record, you may vote in person at the Convergys special meeting. Shareholders of record also may be represented by another person at the Convergys special meeting by executing a proper proxy designating that person.

If you hold Convergys common shares in “street name” through a broker, bank or other nominee holder of record, you must obtain a written legal proxy from that institution and present it to the inspector of elections with your ballot to be able to vote in person at the Convergys special meeting. To request a legal proxy, please contact your broker, bank or other nominee holder of record.

Please carefully consider the information contained in this joint proxy statement/prospectus. Whether or not you plan to attend the Convergys special meeting, Convergys encourages you to submit a proxy to vote via the Internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you later decide not to attend the Convergys special meeting.

Convergys encourages you to submit your proxy to vote via the Internet, by telephone or by mail. If you attend the Convergys special meeting, you may also vote in person, in which case any proxies that you previously submitted—whether via the Internet, by telephone or by mail—will be revoked and superseded by the vote that you cast at the Convergys special meeting. To vote in person at the Convergys special meeting, beneficial owners who hold shares in “street name” through a broker, bank or other nominee holder of record will need to contact the broker, bank or other nominee holder of record to obtain a written legal proxy to bring to the meeting. Whether your proxy is submitted via the Internet, by telephone or by mail, if it is properly completed and submitted, and if you do not revoke it prior to or at the Convergys special meeting, your shares will be voted at the Convergys special meeting in the manner specified by you, except as otherwise set forth in this joint proxy statement/prospectus.

Again, you may submit a proxy to vote via the Internet or by telephone until 11:59 p.m. (Eastern Time) on October 2, 2018, or Broadridge must receive your proxy card by mail no later than the close of business on October 2, 2018.

Q:	If my Convergys common shares are held in “street name,” will my broker, bank or other nominee holder of record automatically vote my shares for me?

A:

No. If your shares are held in an account at a broker, bank or other nominee holder of record (i.e., in “street name”), you must instruct the broker, bank or other nominee holder of record on how to vote your shares. Your broker, bank or other nominee holder of record will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee holder of record with this joint proxy statement/prospectus. Brokers, banks and other nominee holders of record who hold Convergys common shares in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks and other nominee holders of record are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Under the current rules of the NYSE, each of the three proposals to be considered at the Convergys special meeting as described in this joint proxy statement/prospectus is considered non-routine. Therefore brokers, banks and other nominee holders of record do not have discretionary authority to vote on any of the three proposals.

Broker non-votes are shares held by a broker, bank or other nominee holder of record that are present in person or represented by proxy at the Convergys special meeting, but with respect to which the broker, bank or other nominee holder of record is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal. Because brokers, banks and other nominee holders of record do not have discretionary voting authority with respect to any of the three proposals to be considered at the Convergys special meeting as described in this joint proxy statement/prospectus, if a beneficial owner of Convergys common shares held in “street name” does not give voting instructions to the broker, bank or other nominee holder of record, then those shares will not be present in person or represented by proxy at the Convergys special meeting. As a result, there will not be any broker non-votes in connection with any of the three proposals to be considered at the Convergys special meeting as described in this joint proxy statement/prospectus.

Q:	How will my shares be represented at the Convergys special meeting?

A:

If you correctly submit your proxy via the Internet, by telephone or by mail, the directors of Convergys named in your proxy card will vote your shares in the manner you requested. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as Convergys’ board of directors unanimously recommends, which is:

•	“FOR” the adoption of the merger agreement;

•

“FOR” the approval of the adjournment from time to time of the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof; and

•	“FOR” the approval, on an advisory (non-binding) basis, of compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers.

However, if you indicate that you wish to vote against the adoption of the merger agreement, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

Q:	How do I vote my shares at the SYNNEX special meeting?

A:	Via the Internet or by Telephone

If you hold SYNNEX common stock directly in your name as a stockholder of record, you may vote via the Internet at www.AALvote.com/SNXSM or by telephone by calling 1 (866) 804-9616 toll-free. In order to submit a proxy to vote via the Internet or by telephone, you will need the control number on your proxy card (which is unique to each SYNNEX stockholder to ensure all voting instructions are genuine and to prevent duplicate voting). Votes may be submitted via the Internet or by telephone 24 hours a day, seven days a week, and must be received by 11:59 p.m. (Eastern Time) on October 2, 2018.

If you hold SYNNEX common stock in “street name,” meaning through a broker, bank or other nominee holder of record, you may vote via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other nominee holder of record. Please follow the voting instructions provided by your broker, bank or other nominee holder of record with these materials.

By Mail

If you hold SYNNEX common stock directly in your name as a stockholder of record, you may submit a proxy card to vote your shares by mail. You will need to complete, sign and date your proxy card and return it using the postage-paid return envelope provided or return it to Alliance Advisors at 200 Broadacres Drive, 3rd Fl., Bloomfield, NJ 07003. Alliance Advisors must receive your proxy card no later than the close of business on October 2, 2018.

If you hold SYNNEX common stock in “street name,” meaning through a broker, bank or other nominee holder of record, in order to provide voting instructions by mail, you will need to complete, sign and date the voting instruction form provided by your broker, bank or other nominee holder of record with these materials and return it in the postage-paid return envelope provided. Your broker, bank or other nominee holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold SYNNEX common stock directly in your name as a stockholder of record, you may vote in person at the SYNNEX special meeting. Stockholders of record also may be represented by another person at the SYNNEX special meeting by executing a proper proxy designating that person and having that proper proxy be presented to the judge of election with the applicable ballot at the SYNNEX special meeting.

If you hold SYNNEX common stock in “street name,” meaning through a broker, bank or other nominee holder of record, you must obtain a proxy, executed in your favor, from the bank or broker to be able to vote at the SYNNEX special meeting. To request a proxy executed in your favor, please contact your broker, bank or other nominee holder of record.

Please carefully consider the information contained in this joint proxy statement/prospectus. Whether or not you plan to attend the SYNNEX special meeting, SYNNEX encourages you to vote via the Internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you later decide not to attend the SYNNEX special meeting.

SYNNEX encourages you to register your vote via the Internet, by telephone or by mail. If you attend the SYNNEX special meeting, you may also vote in person, in which case any votes that you previously submitted—whether via the Internet, by telephone or by mail—will be revoked and superseded by the vote that you cast at the SYNNEX special meeting. To vote in person at the SYNNEX special meeting, beneficial owners who hold shares in “street name” through a broker, bank or other nominee holder of record will need to contact the broker, bank or other nominee holder of record to obtain a written legal proxy to bring to the meeting. Whether your proxy is submitted via the Internet, by phone or by mail, if it is properly completed and submitted, and if you do not revoke it prior to or at the SYNNEX special meeting, your shares will be voted at the SYNNEX special meeting in the manner specified by you, except as otherwise set forth in this joint proxy statement/prospectus.

Again, you may vote via the Internet or by telephone until 11:59 p.m. (Eastern Time) on October 2, 2018, or SYNNEX’ agent must receive your paper proxy card by mail no later than the close of business on October 2, 2018.

Q:	If my SYNNEX common stock are held in “street name,” will my broker, bank or other nominee holder of record automatically vote my shares for me?

A:

No. If your shares are held in an account at a broker, bank or other nominee holder of record (i.e., in “street name”), you must instruct the broker, bank or other nominee holder of record on how to vote your shares. Your broker, bank or other nominee holder of record will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee holder of record with this joint proxy statement/prospectus. Brokers, banks and other nominee holders of record who hold SYNNEX common stock in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks and other nominee holders of record typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Under the current rules of the NYSE, both proposals to be considered at the SYNNEX special meeting as described in this joint proxy statement/prospectus are considered non-routine. Therefore brokers, banks and other nominee holders of record do not have discretionary authority to vote on either proposal.

Broker non-votes are shares held by a broker, bank or other nominee holder of record that are present in person or represented by proxy at the SYNNEX special meeting, but with respect to which the broker, bank or other nominee holder of record is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal. Because brokers, banks and other nominee holders of record do not have discretionary voting authority with respect to either of the proposals to be considered at the SYNNEX special meeting as described in this joint proxy statement/prospectus, if a beneficial owner of SYNNEX common stock held in “street name” does not give voting instructions to the broker, bank or other nominee holder of record, then those shares will not be present in person or represented by proxy at the SYNNEX special meeting. As a result, there will not be any broker non-votes in connection with either of the proposals to be considered at the SYNNEX special meeting as described in this joint proxy statement/prospectus.

Q:	How will my shares be represented at the SYNNEX special meeting?

A:

If you correctly submit your proxy via the Internet, by telephone or by mail, the persons named in your proxy card will vote your shares in the manner you requested. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as SYNNEX’ board of directors unanimously recommends, which is:

•	“FOR” the stock issuance; and

•

“FOR” the approval of the adjournment of the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the SYNNEX special meeting.

However, if you indicate that you wish to vote against the approval of the stock issuance, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

Q:	Who may attend the Convergys special meeting?

A:

Convergys shareholders at the record date for the Convergys special meeting (the close of business on August 31, 2018), or their respective authorized representatives, may attend the Convergys special meeting. If you hold Convergys common shares in your name at the record date, please be prepared to provide valid government-issued photo identification (e.g., a driver’s license or a passport), to gain admission to the Convergys special meeting.

If you are a beneficial owner of Convergys common shares held in “street name” by a broker, bank or other nominee holder of record at the record date (the close of business on August 31, 2018), in addition to proper identification, you will also need proof of beneficial ownership at the record date to be admitted to the Convergys special meeting. A brokerage statement or letter from a bank, broker or other nominee holder of record are examples of proof of beneficial ownership. If you want to vote your Convergys common shares held in “street name” in person at the Convergys special meeting, you will have to obtain a written legal proxy in your name from the broker, bank or other nominee holder of record who holds your shares.

Convergys shareholders may contact Convergys’ Investor Relations Department at (513) 723-6320 to obtain directions to the location of the Convergys special meeting.

Q:	Who may attend the SYNNEX special meeting?

A:

SYNNEX stockholders at the record date for the SYNNEX special meeting (the close of business on August 31, 2018), or their respective authorized representatives, may attend the SYNNEX special meeting. You may not appoint more than one person to act as your proxy at the SYNNEX special meeting. If you would like to attend the SYNNEX special meeting and vote in person, you will be required to provide valid government-issued photo identification (e.g., a driver’s license or a passport) to be admitted to the SYNNEX special meeting.

If you hold shares through a bank or broker at the record date (the close of business on August 31, 2018), you must obtain a proxy, executed in your favor, from the bank or broker to be able to vote at the SYNNEX special meeting.

SYNNEX stockholders may contact Investor Relations at (510) 668-8436 to obtain directions to the location of the SYNNEX special meeting.

Q.	Can I revoke my proxy or change my voting instructions?

A:	Yes. You may revoke your proxy or change your vote in person at any time before the closing of the polls at the applicable special meeting.

If you are a shareholder of record at the record date for the Convergys special meeting or a stockholder of record at the record date for the SYNNEX special meeting, as applicable (in each case, the close of business on August 31, 2018), you can revoke your proxy or change your vote by:

•	sending a signed notice stating that you revoke your proxy:

•	if you are a Convergys shareholder, to Broadridge at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717; or

•	if you are a SYNNEX stockholder, to Alliance Advisors at 200 Broadacres Drive, 3rd Fl., Bloomfield, NJ 07003.

in each case, that bears a date later than the date of the proxy you want to revoke and is received prior to the applicable special meeting;

•	submitting a valid, later-dated proxy via the Internet or by telephone before 11:59 p.m. (local time) on October 2, 2018, or by mail that is received prior to the applicable special meeting; or

•

attending the applicable special meeting (or, if the applicable special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which automatically will cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not revoke any proxy previously given.

If you hold your shares in “street name” through a broker, bank or other nominee holder of record, you must contact your brokerage firm, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the applicable special meeting.

Q:	What happens if I sell my Convergys common shares after the record date but before the Convergys special meeting?

A:

The record date for the Convergys special meeting (the close of business on August 31, 2018) is earlier than the date of the Convergys special meeting and earlier than the date that the mergers are expected to be completed. If you sell or otherwise transfer your Convergys common shares after the record date but before the date of the Convergys special meeting, you will retain your right to vote at the Convergys special meeting. However, you will not have the right to receive the merger consideration. In order to receive the merger consideration, you must hold your shares through completion of the mergers.

Q:	What happens if I sell my SYNNEX shares after the record date but before the SYNNEX special meeting?

A:

The record date for the SYNNEX special meeting (the close of business on August 31, 2018) is earlier than the date of the SYNNEX special meeting. If you sell or otherwise transfer your shares of SYNNEX common stock after the record date but before the date of the SYNNEX special meeting, you will retain your right to vote at the SYNNEX special meeting.

Q:	What do I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus, the related proxy card or the voting instruction forms. This can occur if you hold your shares in more than one brokerage account, if you hold shares directly as a record holder and also in “street name,” or otherwise through another nominee holder of record, and in certain other circumstances. In addition, if you are a holder of shares of both Convergys common shares and SYNNEX common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. If you receive more than one set of voting materials, please separately submit votes for each set of voting materials in order to ensure that all of your shares are voted.

Q:	Are Convergys shareholders or SYNNEX stockholders entitled to appraisal rights?

A:

Convergys shareholders: Yes. Convergys shareholders are entitled to dissenters’ rights in connection with the initial merger. For further information, see “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Appraisal Rights for Convergys Shareholders.”

SYNNEX stockholders: No. SYNNEX stockholders will not be entitled to appraisal or dissenters’ rights in connection with the mergers.

Q:	Is completion of the mergers subject to any conditions?

A:

Yes. SYNNEX and Convergys are not required to complete the mergers unless a number of conditions are satisfied (or, to the extent permitted by applicable law, waived). These conditions include the adoption of the merger agreement by Convergys shareholders, the approval of the stock issuance by SYNNEX stockholders, termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this joint proxy statement/prospectus as the HSR Act (early termination was granted, effective on July 30, 2018), and the receipt of certain other regulatory approvals. For a more complete summary of the conditions that must be satisfied (or, to the extent permitted by applicable law, waived) prior to completion of the mergers, see “The Merger Agreement—Conditions to Completion of the Mergers.”

Q:	When do you expect to complete the mergers?

A:

As of the date of this joint proxy statement/prospectus, Convergys and SYNNEX expect to complete the mergers by the end of calendar year 2018, subject to adoption of the merger agreement by Convergys shareholders, the approval of the stock issuance by SYNNEX stockholders, the receipt of certain regulatory approvals and the satisfaction (or waiver, to the extent permitted by applicable law) of the other conditions that must be satisfied (or, to the extent permitted by applicable law, waived) prior to completion of the mergers. However, no assurance can be given as to when, or if, the mergers will be completed.

Q:	What are the material U.S. federal income tax consequences of the transaction to Convergys shareholders?

A:

Although SYNNEX and Convergys have agreed to use reasonable best efforts to cause the initial merger, together with the subsequent merger, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (referred to in this joint proxy statement as the Code), which is referred to in this joint proxy statement/prospectus as the intended tax treatment, there can be no assurance that the mergers will so qualify. In addition, the completion of the mergers is not conditioned on the mergers qualifying for the intended tax treatment or upon the receipt of an opinion of counsel or Internal Revenue Service, which is referred to in this joint proxy statement/prospectus as the IRS, ruling to that effect, and whether or not the mergers will qualify for the intended tax treatment depends on facts that will not be known until the mergers are completed. In particular, the intended tax treatment requires that the value of the shares of SYNNEX common stock issued to Convergys shareholders in the initial merger, determined as of the completion of the initial merger, represents at least a minimum percentage of the total consideration paid to Convergys shareholders in the mergers. While there is no specific guidance as to precisely what minimum percentage is necessary to satisfy this requirement, it would be satisfied if the shares of SYNNEX common stock (valued as of the completion of the initial merger) represents at least 40% of the total merger consideration. Because this test is based on the value of the shares of SYNNEX common stock as of the completion of the initial merger, a decline in the value of the shares of SYNNEX common stock could cause this requirement not to be met. Accordingly, no assurance can be given that the mergers will qualify for the intended tax treatment.

If the mergers qualify for the intended tax treatment, as further described under “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences,” a U.S. holder of Convergys common shares generally will not recognize any loss and generally will recognize gain (if any) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the shares of SYNNEX common stock and cash received by such holder exceeds such holder’s tax basis in its Convergys common shares and (ii) the amount of cash received by such holder. If the mergers fail to qualify for the intended tax treatment, as further described under “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences,” a U.S. holder of Convergys common shares generally will recognize gain or loss in an amount equal to the difference, if any, between (1) the sum of the fair market value of the shares of SYNNEX common stock and the amount of cash received by such holder (including cash received in lieu of a fractional share of SYNNEX common stock) and (2) such holder’s tax basis in the Convergys common shares surrendered.

Each Convergys shareholder is urged to read the section “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences” and to consult its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the mergers.

Q:	What do I need to do now?

A:

Carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus, including its annexes. Then, please vote your Convergys common shares or SYNNEX common stock, as applicable, which you may do by:

•	completing, dating, signing and returning the enclosed proxy card for the applicable company in the accompanying postage-paid return envelope;

•	submitting your proxy via the Internet or by telephone by following the instructions included on your proxy card for such company; or

•	attending the applicable special meeting and voting by ballot in person.

If you hold shares in “street name” through a broker, bank or other nominee holder of record, please instruct your broker, bank or other nominee holder of record to vote your shares by following the instructions that the broker, bank or other nominee holder of record provides to you with these materials.

See “—How will my shares be represented at the Convergys special meeting?” or “—How will my shares be represented at the SYNNEX special meeting?”, as applicable.

Q:	Should I send in my Convergys share certificates now?

A:

No. Convergys shareholders should not send in their share certificates at this time. After completion of the mergers, SYNNEX’ exchange agent will send you a letter of transmittal and instructions for exchanging your Convergys common shares for the merger consideration. The SYNNEX common stock you receive in the initial merger will be issued in book-entry form and physical certificates will not be issued. See “The Merger Agreement—Procedures for Surrendering Convergys Certificates.” SYNNEX stockholders will keep their existing stock certificates, if any, and will not be required to take any action with respect to their certificates.

Q:

As a holder of options issued by Convergys to purchase Convergys common shares, or a holder of Convergys restricted stock units, performance-based restricted stock units or deferred stock units, what will I receive in the mergers?

A:

The treatment of an option to purchase Convergys common shares depends on whether on or not the option has an exercise price which is higher than the “cash equivalent merger consideration.” The cash equivalent merger consideration is the sum of (A) $13.25 plus (B) the product of the number of shares of SYNNEX common stock equal to the exchange ratio, multiplied by the volume weighted average price per share (calculated to the nearest one-hundredth of one cent) of SYNNEX common stock on the NYSE, for the consecutive period of 20 trading days ending on the third trading day immediately preceding the completion of the initial merger, as calculated by Bloomberg Financial LP under the function “VWAP,” which price per share is referred to in this joint proxy statement/prospectus as the SYNNEX closing price. Each option to purchase Convergys common shares that is outstanding as of the completion of the initial merger: (i) that has an exercise price per Convergys common share that is less than the cash equivalent merger consideration, will be cancelled and converted into the right to receive a cash amount equal to, for each Convergys common share underlying such Convergys option, the excess of (x) cash equivalent merger consideration over (y) the applicable per share exercise price of the Convergys option and (ii) that has an exercise price per Convergys common share that is greater than or equal to the cash equivalent merger consideration, will be cancelled for no consideration.

Immediately prior to the completion of the initial merger, each outstanding Convergys restricted stock unit, which is referred to in this joint proxy statement/prospectus as a Convergys RSU, each Convergys performance-based restricted stock unit, which is referred to in this joint proxy statement/prospectus as a Convergys PSU, and each outstanding Convergys deferred stock unit, which is referred to in this joint proxy statements/prospectus as a Convergys DSU, will be cancelled in consideration for the right to receive a cash payment, with respect to each Convergys common share underlying such Convergys RSU, Convergys PSU, or Convergys DSU, equal to the cash equivalent merger consideration, or, if higher, a cash amount equal to the average of the opening and closing prices of the Convergys common shares on the trading day immediately preceding the closing date. The payment for Convergys PSUs will be based on the greater of the number of shares that would be earned based on achievement of target performance or the applicable number of shares determined under the applicable award agreement as determined by Convergys’ board of directors. The cash payment in respect of each Convergys RSU or Convergys PSU that was granted on or after March 31, 2016 (other than any such Convergys RSU or Convergys PSU that is held by a non-employee director or that becomes vested at the completion of the initial merger pursuant to the terms of an applicable contract) will remain unvested as of the completion of the initial merger and will continue to vest and be paid in accordance with the terms of the applicable award agreement. Other than as provided above, and except in the case of certain awards that constitute nonqualified deferred compensation for purposes of Section 409A of the Code, the cash payments will be paid promptly following the completion of the initial merger, but not later than five business days following such date.

See “The Merger Agreement—Treatment of Convergys Equity Awards.”

Q:	If I am a Convergys shareholder, whom should I call with questions?

A:

If you are a Convergys shareholder and have any questions about the merger agreement, the mergers, the vote on the merger agreement, the adjournment vote, the advisory (non-binding) vote on compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers or the Convergys special meeting, or this joint proxy statement/prospectus, desire additional copies of this joint proxy statement/prospectus, proxy cards or voting instruction forms or need help voting your Convergys common shares, you should contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Banks and Brokers May Call Collect: (212) 750-5833

Shareholders and All Others May Call Toll-Free: (888) 750-5834

or

Convergys Corporation

201 East Fourth Street

Cincinnati, Ohio 45202

Attention: Investor Relations Department

Telephone: (513) 723-6320

Q:	If I am a SYNNEX stockholder, whom should I call with questions?

A:

If you are a SYNNEX stockholder and have any questions about the merger agreement, the mergers, the stock issuance, the vote on the stock issuance, the adjournment vote or the SYNNEX special meeting or this joint proxy statement/prospectus, desire additional copies of this joint proxy statement/prospectus, proxy cards or voting instruction forms or need help voting your SYNNEX common stock, you should contact:

SYNNEX Corporation

44201 Nobel Drive

Fremont, California 94538

Attention: Investor Relations

Telephone: (510) 668-8436

Email: MaryLai@SYNNEX.com

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read carefully the entire joint proxy statement/prospectus and the other documents attached to or referred to in this joint proxy statement/prospectus in order to fully understand the merger agreement and the proposed mergers. See “Where You Can Find More Information.” Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (See Page 71)

SYNNEX Corporation

SYNNEX was incorporated in the State of California in 1980 and later reincorporated in the State of Delaware in 2003. SYNNEX is a Fortune 200 corporation and a leading business process services company, providing a comprehensive range of distribution, logistics and integration services for the technology industry and providing outsourced services focused on customer engagement strategy to a broad range of enterprises. SYNNEX distributes a broad range of information technology systems and products, and also provides systems design and integration solutions. Concentrix Corporation, a wholly owned subsidiary of SYNNEX, which is referred to in this joint proxy statement/prospectus as Concentrix, offers a portfolio of strategic solutions and end-to-end business services around customer engagement strategy, process optimization, technology innovation, front and back-office automation and business transformation to clients in ten identified industry verticals. SYNNEX operates in numerous countries throughout North and South America, Asia-Pacific and Europe.

The principal trading market for SYNNEX common stock (NYSE: SNX) is the NYSE. The principal executive offices of SYNNEX are located at 44201 Nobel Drive, Fremont, California 94538; its telephone number is (510) 668-3333; and its website is www.SYNNEX.com. Information on SYNNEX’ website is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about SYNNEX from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information.”

Convergys Corporation

Convergys was incorporated in the State of Ohio in 1996. Convergys is a global leader in customer experience outsourcing, focused on bringing value to its clients through every customer interaction. Convergys provides integrated agent, analytics and technology solutions with operational excellence that it believes deliver superior care, support and business growth for its clients on a global scale. Convergys has approximately 110,000 employees working in 33 countries, interacting with its clients’ customers in 58 languages. As the second-largest global provider in its industry, Convergys has a history of commitment and dedication to excellence in serving many of the world’s largest brands. The Convergys business model allows it to deliver consistent, quality service, at scale in the geographies and channels that meet its clients’ business needs. Convergys proactively partners to solve client business challenges through its account management model. Convergys’ geographic footprint and comprehensive capabilities help leading companies create brand-differentiated customer experiences across all interaction channels, such as voice, mobile, text, chat, social media, email and interactive voice response, to generate revenue and reduce their cost to serve. Convergys is a well-capitalized leader in its market and is able to invest in the services, technology, and analytics that matter to its clients and their customers.

The principal trading market for Convergys common shares (NYSE: CVG) is the NYSE. The principal executive offices of Convergys are located at 201 East Fourth Street, Cincinnati, Ohio 45202; its telephone number is (513) 723-7000; and its website is www.Convergys.com. Information on the Convergys website is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about Convergys from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information.”

Delta Merger Sub I, Inc.

Merger Sub I was incorporated in the State of Delaware on June 15, 2018, and is a wholly owned subsidiary of SYNNEX. Merger Sub I was formed solely for the purpose of completing the mergers. Merger Sub I has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the merger agreement and the mergers.

The principal executive offices of Merger Sub I are located at 44201 Nobel Drive, Fremont, California 94538; its telephone number is (510) 668-3333.

Concentrix CVG Corporation

Merger Sub II was initially formed as a limited liability company in the State of Delaware on June 15, 2018, and on August 21, 2018, converted into a Delaware corporation, and is a wholly owned subsidiary of SYNNEX. Merger Sub II was formed solely for the purpose of completing the subsequent merger. Merger Sub II has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the merger agreement and the mergers.

The principal executive offices of Merger Sub II are located at 44201 Nobel Drive, Fremont, California 94538; its telephone number is (510) 668-3333.

The Mergers (See Page 147)

SYNNEX, the Merger Subs and Convergys have entered into the merger agreement. On the terms and subject to the conditions of the merger agreement and in accordance with applicable law, in the initial merger, Merger Sub I will be merged with and into Convergys, with Convergys continuing as the surviving corporation and a wholly owned subsidiary of SYNNEX, and in the subsequent merger, Convergys will be merged with and into Merger Sub II, with Merger Sub II, continuing as the surviving company and a wholly owned subsidiary of SYNNEX. Upon completion of the mergers, Convergys common shares will no longer be publicly traded.

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. You should read the merger agreement carefully because it is the legal document that governs the mergers.

Special Meeting of Shareholders of Convergys (See Page 79)

Meeting. The Convergys special meeting will be held on October 3, 2018, at the Atrium One Building, 201 East Fourth Street, Suite 350, Cincinnati, Ohio 45202, at 1:00 p.m. (local time). At the Convergys special meeting, Convergys shareholders will be asked to consider and vote on the following proposals:

•	to adopt the merger agreement;

•

to approve the adjournment from time to time of the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any postponement or adjournment thereof; and

•	to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers.

Record Date. Convergys’ board of directors has fixed the close of business on August 31, 2018, as the record date for determination of the shareholders entitled to vote at the Convergys special meeting or any adjournment or postponement thereof. Only Convergys shareholders of record at the record date are entitled to receive notice of, and to vote at, the Convergys special meeting or any adjournment or postponement of the Convergys special meeting. As of the close of business on August 23, 2018, the most recent practicable date for which such information was available, there were 91,155,277 Convergys common shares outstanding. The number of Convergys common shares outstanding as of the record date is not expected to be meaningfully different from the number on August 23, 2018. Each holder of Convergys common shares is entitled to one vote for each Convergys common share owned at the record date.

Quorum. The presence at the Convergys special meeting, in person or by proxy, of the holders of record of a majority of the Convergys common shares issued and outstanding at the record date (the close of business on August 31, 2018) and entitled to vote will be necessary and sufficient to constitute a quorum at the Convergys special meeting. Abstentions will be deemed present at the Convergys special meeting for the purpose of determining the presence of a quorum. Convergys common shares held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record on any of the proposals to be voted on at the Convergys special meeting, and Convergys common shares with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the Convergys special meeting for the purpose of determining the presence of a quorum. There must be a quorum for business to be conducted at the Convergys special meeting. Failure of a quorum to be present at the Convergys special meeting will necessitate an adjournment or postponement thereof and will subject Convergys to additional expense.

Required Vote. Pursuant to the Ohio General Corporation law, which is referred to in this joint proxy statement/prospectus as the OGCL, the affirmative vote of holders of at least two-thirds of the Convergys common shares outstanding and entitled to vote thereon is required to adopt the merger agreement. Convergys cannot complete the mergers and the merger consideration will not be paid unless its shareholders adopt the merger agreement by a vote “FOR” the proposal by holders of at least two-thirds of the outstanding Convergys common shares entitled to vote on the proposal. Because adoption of the merger agreement requires the affirmative vote of at least two-thirds of the outstanding Convergys common shares entitled to vote thereon, a Convergys shareholder’s abstention from voting, the failure of a Convergys shareholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or a Convergys shareholder’s other failure to vote will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

To approve (i) the adjournment from time to time of the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof and (ii) the non-binding advisory proposal to approve compensation that will or may be paid by Convergys to its named executive officers in connection with the mergers, requires the affirmative vote of the holders of at least a majority of the Convergys common shares present or represented by proxy at the Convergys special meeting. Accordingly, a Convergys shareholder’s abstention from voting will have the same effect as a vote “AGAINST” such proposals, but the failure of a Convergys shareholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other holder of record or a Convergys shareholder’s other failure to vote will have no effect on the outcome of any vote on such proposals.

Share Ownership of and Voting by Convergys Directors and Certain Executive Officers. At the close of business on August 23, 2018, the most recent practicable date for which such information was available, Convergys’ directors and chief executive officer and chief financial officer and their affiliates beneficially owned and had the right to vote in the aggregate 1,082,104 Convergys common shares, which represents approximately 1.2% of the Convergys common shares entitled to vote as of that date.

Each of the directors and certain executive officers of Convergys, solely in his or her individual capacity as a Convergys shareholder, has entered into a voting agreement with SYNNEX, which is referred to in this joint proxy statement/prospectus as the voting agreement, to vote all of the Convergys common shares eligible to be voted at the Convergys special meeting by them in favor of the adoption of the merger agreement and in favor of the proposal to adjourn the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof.

Special Meeting of Stockholders of SYNNEX (See Page 73)

Meeting. The SYNNEX special meeting will be held on October 3, 2018, at its offices at 44201 Nobel Drive, Fremont, California 94538, at 10:00 a.m. (Pacific Time). At the SYNNEX special meeting, SYNNEX stockholders will be asked to consider and vote on the following proposals:

•	to approve the stock issuance; and

•

to approve the adjournment of the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the SYNNEX special meeting, or any adjournment or postponement thereof.

Record Date. SYNNEX’ board of directors has fixed the close of business on August 31, 2018, as the record date for determination of the stockholders entitled to vote at the SYNNEX special meeting, or any adjournment or postponement thereof. Only SYNNEX stockholders of record at the record date are entitled to receive notice of, and to vote at, the SYNNEX special meeting, or any adjournment or postponement thereof. As of the close of business on August 23, 2018, there were 39,628,172 shares of SYNNEX common stock outstanding. The number of shares of SYNNEX common stock outstanding as of the record date is not expected to be meaningfully different from the number on August 23, 2018. Each holder of SYNNEX common stock is entitled to one vote for each share of SYNNEX common stock owned at the record date.

Quorum. A quorum, which is a majority of the outstanding shares as of the record date, must be present to hold the SYNNEX special meeting. A quorum is calculated based on the number of shares represented by the stockholders attending in person and by their proxy holders. If you indicate an abstention as your voting preference, your shares will be counted toward a quorum but they will not be voted on the matter. Abstentions on any matters are treated as shares present or represented and entitled to vote on that matter and have the same effect as a vote against such matter. Shares of SYNNEX common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record on any of the proposals to be voted on at the SYNNEX special meeting, and shares of SYNNEX common stock with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the SYNNEX special meeting for the purpose of determining the presence of a quorum. There must be a quorum for the vote on the stock issuance to be taken at the SYNNEX special meeting. Failure of a quorum to be present at the SYNNEX special meeting will necessitate an adjournment of the meeting and will subject SYNNEX to additional expense.

Required Vote. Assuming a quorum is present, approval of the stock issuance requires the affirmative vote of a majority of the votes cast at the SYNNEX special meeting. SYNNEX cannot complete the mergers unless its stockholders approve the stock issuance. Under the current rules and interpretive guidance of the NYSE, “votes cast” on the stock issuance consist of votes “for” or “against” as well as abstentions. As a result, a SYNNEX stockholder’s abstention from voting on the stock issuance will have the same effect as a vote “AGAINST” the proposal. The failure of a SYNNEX stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or a SYNNEX stockholder’s other failure to vote will have no effect on the outcome of any vote to approve the stock issuance because these failures to vote are not considered “votes cast.”

To approve the adjournment of the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the SYNNEX special meeting, whether or not a quorum, as defined under Delaware law, is present, the affirmative vote of a majority of the shares present at the SYNNEX special meeting in person or by proxy and entitled to vote is required. Accordingly, a SYNNEX stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the proposal, but, the failure of a SYNNEX stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or a SYNNEX stockholder’s other failure to vote will have no effect on the approval of the proposal.

Stock Ownership of and Voting by SYNNEX Directors and Executive Officers. At the close of business on August 23, 2018, the most recent practicable date for which such information was available, SYNNEX’ directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate 9,787,431 shares of SYNNEX common stock, which represents approximately 24.7% of the SYNNEX common stock entitled to vote as of that date. Assuming a quorum is present, to approve the stock issuance, the affirmative vote of a majority of the votes cast at the SYNNEX special meeting is required.

It is expected that SYNNEX’ directors and executive officers and their affiliates will vote their shares “FOR” the stock issuance and “FOR” the adjournment of at the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the SYNNEX special meeting, or any adjournment or postponement thereof, although none of them has entered into any agreement requiring them to do so.

What Convergys Shareholders Will Receive in the Mergers (See Page 148)

If the mergers are completed, each Convergys common share will automatically be cancelled and converted into the right to receive $13.25 in cash, without interest, and 0.1193 of shares of SYNNEX common stock, subject to adjustment as provided in the merger agreement in the event that the trading price of SYNNEX common stock prior to the closing of the mergers increases or decreases by more than 10% from a base price of $111.0766.

SYNNEX will not issue any fractional shares in the mergers. Instead, the total number of shares of SYNNEX common stock that each Convergys shareholder will receive in the mergers will be rounded down to the nearest whole number, and each Convergys shareholder will receive cash, without interest, for any fractional share of SYNNEX common stock that he or she would otherwise receive in the mergers. The amount of cash for fractional shares will be calculated by multiplying the fraction of a share of SYNNEX common stock that such Convergys shareholder would otherwise be entitled to receive in the mergers by the SYNNEX closing price.

Example: If you own 100 Convergys common shares at the time the mergers are completed, and assuming no adjustment is made to the exchange ratio, you will be entitled to receive $1,325 in cash, without interest, and 11 shares of SYNNEX common stock. In addition, you will be entitled to receive an amount of cash equal to 0.93 of a share of SYNNEX common stock multiplied by the SYNNEX closing price.

The exchange ratio is fixed for price fluctuations less than 10%, which means that it may not change between now and the date of the initial merger, regardless of whether the market price of either SYNNEX common stock or Convergys common shares changes. Therefore, the value of the stock portion of the merger consideration will depend on the market price of SYNNEX common stock at the time Convergys shareholders receive SYNNEX common stock in the mergers. Based on the closing price of a share of SYNNEX common stock on the NYSE on August 23, 2018, the most recent trading day prior to the date of this joint proxy statement/prospectus for which this information was available, and assuming that such price was the stock price required by the exchange ratio calculations, the applicable exchange ratio would be 0.1237, and the merger consideration would represent approximately $25.18 in value for each Convergys common share. The market price of SYNNEX common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Convergys special meeting and the date the mergers are completed and thereafter. The market price of SYNNEX common stock when received by Convergys shareholders after the mergers are completed could be greater than, less than or the same as the market price of SYNNEX common stock on the date of this joint proxy statement/prospectus or at the time of the Convergys special meeting or any adjournment or postponement thereof.

Treatment of Convergys Equity Awards (See Page 151)

As of the completion of the initial merger, each option to purchase Convergys common shares, which are referred to in this joint proxy statement/prospectus as Convergys options, that is outstanding as of the effective time of initial merger: (i) that has an exercise price per Convergys common share that is less than the cash equivalent merger consideration, will be cancelled and converted into the right to receive a cash amount equal to, for each Convergys common share underlying such Convergys option, the excess of (x) the cash equivalent merger consideration over (y) the applicable per share exercise price of the Convergys option or (ii) that has an exercise price per Convergys common share that is greater than or equal to the cash equivalent merger consideration, will be cancelled for no consideration.

Each Convergys RSU, Convergys PSU and Convergys DSU that is outstanding immediately prior to the completion of the initial merger will be cancelled in consideration for the right to receive a cash payment with respect to each Convergys common share underlying such Convergys RSU, Convergys PSU, or Convergys DSU, equal to the cash equivalent merger consideration, or, if higher, a cash amount equal to the average of the opening and closing prices of the Convergys common shares on the trading day immediately preceding the closing date. Payment for Convergys PSUs will be based on the greater of the number of shares that would be earned based on achievement of target performance or the applicable number of shares determined under the applicable award agreement as determined by Convergys’ board of directors. The cash payment in respect of each Convergys RSU or Convergys PSU that was granted on or after March 31, 2016 (other than any such Convergys RSU or Convergys PSU that is held by a non-employee director or that becomes vested at the completion of the initial merger pursuant to the terms of an applicable contract) will remain unvested as of the completion of the initial merger and will continue to vest and be paid in accordance with the terms of the applicable award agreement. Other than as provided above, and except in the case of certain awards that constitute nonqualified deferred compensation for purposes of Section 409A of the Code, the cash payments will be paid promptly following the completion of the initial merger, but not later than five business days following such date.

Recommendations of the Convergys Board of Directors (See Page 79)

Convergys’ board of directors unanimously determined that the merger agreement, the mergers, and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Convergys shareholders. Convergys’ board of directors unanimously recommends that Convergys shareholders vote “FOR” the proposal to adopt the merger agreement. For the factors considered by Convergys’ board of directors in reaching this decision, see “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Convergys’ Reasons for the Mergers; Recommendations of the Convergys Board of Directors that Convergys Shareholders Adopt the Merger Agreement.”

Convergys’ board of directors unanimously recommends that Convergys shareholders vote “FOR” the proposal to adjourn from time to time the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof. See “Convergys Proposal II: Adjournment of the Convergys Special Meeting.”

In addition, Convergys’ board of directors unanimously recommends that Convergys shareholders vote “FOR” the proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers. See “Convergys Proposal III: Advisory Vote On Merger-Related Executive Compensation Arrangements.”

Recommendations of the SYNNEX Board of Directors (See Page 73)

SYNNEX’ board of directors unanimously determined that the merger agreement, the mergers, and the other transactions contemplated by the merger agreement, including the stock issuance, are advisable and fair to and in the best interests of SYNNEX stockholders. SYNNEX’ board of directors unanimously recommends that SYNNEX stockholders vote “FOR” the stock issuance. For the factors considered by SYNNEX’ board of directors in reaching this decision, see “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—SYNNEX’ Reasons for the Merger; Recommendations of SYNNEX’ Board of Directors that SYNNEX Stockholders Approve the Stock Issuance.”

SYNNEX’ board of directors unanimously recommends that SYNNEX stockholders vote “FOR” the adjournment of the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the SYNNEX special meeting, or any adjournment or postponement thereof. See “SYNNEX Proposal II: Adjournment of the SYNNEX Special Meeting.”

Opinion of Convergys’ Financial Advisor (See Page 104)

Convergys retained Centerview Partners LLC, which is referred to in this joint proxy statement/prospectus as Centerview, as financial advisor to Convergys’ board of directors in connection with the proposed mergers and the other transactions contemplated by the merger agreement, which are collectively referred to as the “Transaction” throughout this section and the summary of Centerview’s opinion below under the caption “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance— Opinion of Convergys’ Financial Advisor.” In connection with this engagement, Convergys’ board of directors requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Convergys common shares (other than Cancelled Shares, Converted Shares and Dissenting Shares (each as defined in the merger agreement), and together with any other Convergys common shares held by any affiliate of Convergys or SYNNEX), which are collectively referred to as “Excluded Shares” throughout this section and the summary of Centerview’s opinion below under the caption “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Opinion of Convergys’ Financial Advisor” of the Consideration proposed to be paid to such holders pursuant to the merger agreement. On June 28, 2018, Centerview rendered to Convergys’ board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 28, 2018 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration proposed to be paid to the holders of Convergys common shares (other than Excluded Shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders. For purposes of this joint proxy statement/prospectus, the term “Consideration” means (i) a portion of a share of SYNNEX common stock equal to the exchange ratio and (ii) $13.25 in cash, without interest, taken together and not separately.

The full text of Centerview’s written opinion, dated June 28, 2018, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of Convergys’ board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Convergys common shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the merger agreement. Centerview’s opinion did not address any other term or aspect of the merger agreement or the Transaction and does not constitute a recommendation to any shareholder of Convergys or any other person as to how such shareholder or other person should vote or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

Opinion of SYNNEX’ Financial Advisor (See Page 118)

In connection with the mergers, Merrill Lynch, Pierce, Fenner & Smith Incorporated, which is referred to in this joint proxy statement/prospectus as BofA Merrill Lynch, delivered to SYNNEX’ board of directors a written opinion, dated June 27, 2018, as to the fairness, from a financial point of view and as of the date of the opinion, to SYNNEX, of the merger consideration to be paid by SYNNEX in the mergers. The full text of the written opinion, dated June 27, 2018, of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. BofA Merrill Lynch provided its opinion to SYNNEX’ board of directors (in its capacity as such) for the benefit and use of SYNNEX’ board of directors in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the mergers and no opinion or view was expressed as to the relative merits of the mergers in comparison to other strategies or transactions that might be available to SYNNEX or in which SYNNEX might engage or as to the underlying business decision of SYNNEX to proceed with or effect the mergers. BofA Merrill Lynch’s opinion does not constitute a recommendation as to how any SYNNEX stockholder or Convergys shareholder should vote or act in connection with the proposed mergers or any related matter.

Ownership of SYNNEX Common Stock After the Mergers (See Page 127)

Based on the number of Convergys common shares outstanding as of August 23, 2018, the most recent practicable date for which such information was available, SYNNEX expects to issue approximately 11,277,434 shares of SYNNEX common stock to Convergys shareholders upon completion of the mergers and may issue up to approximately 801,000 shares of its common stock upon conversion of Convergys’ outstanding convertible 5.75% junior subordinated convertible debentures due 2029, which are referred to in this joint proxy statement/prospectus as the convertible debentures. The actual number of shares of SYNNEX common stock to be issued and reserved for issuance upon completion of the mergers will be determined at the completion of the mergers based on the exchange ratio and the number of Convergys common shares outstanding at that time. Based on the number of Convergys common shares outstanding as of August 23, 2018, and the number of shares of SYNNEX common stock outstanding as of August 23, 2018, the most recent practicable date for which such information was available, it is expected that, immediately after completion of the mergers, former Convergys shareholders will own approximately 22% of the outstanding SYNNEX common stock excluding the potential issuance of shares upon conversion of Convergys’ outstanding convertible debentures.

Under the terms of the convertible debentures, the mergers will constitute a fundamental change and a make-whole fundamental change. As a result, holders of the convertible debentures will be permitted to choose (i) to convert their convertible debentures at a temporarily increased conversion rate, (ii) to require Convergys to buy back their convertible debentures for a price equal to their principal amount plus accrued but unpaid interest to but excluding the repurchase date, or (iii) to continue holding their convertible debentures. If the closing of the mergers occurs, the holders of the convertible debentures are expected to exercise the right to convert their debentures in accordance with their terms at a temporarily increased conversion rate shortly following the closing of the mergers (although the holders’ actual decisions will depend upon their judgments based on the prevailing market conditions). Upon conversion following the closing of the mergers, the convertible debentures would be convertible into either cash or a combination of cash and shares of SYNNEX common stock, at the election of Merger Sub II, as successor to Convergys, which would then be a subsidiary of SYNNEX. As of June 30, 2018, $125.0 million of aggregate principal amount of the convertible debentures were outstanding.

Interests of Convergys’ Directors and Executive Officers in the Mergers (See Page 178)

Convergys’ non-employee directors and executive officers may have interests in the mergers that are different from, or in addition to, those of Convergys shareholders generally. These interests include, among others:

•

Pursuant to the merger agreement, conversion of each outstanding and unvested Convergys RSU and Convergys PSU award into a fixed cash amount, with vesting and payment to occur in certain cases promptly following the completion of the initial merger, and with vesting and payment of cash award amounts that remain subject to service requirements to occur upon the applicable award holder ceasing to be an employee of Convergys and its affiliates by reason of the award holder’s death, disability, involuntary termination by Convergys without good cause, or resignation for good reason, in each case prior to the applicable vesting date for such cash award amount;

•

in the case of executive officers only, enhanced severance benefits upon a termination of employment without cause or due to resignation for good reason, in each case, either in anticipation of and within six months prior to, or during the two-year period immediately following, a change of control; and

•	rights to ongoing indemnification and insurance coverage under the terms of the merger agreement.

See “Interests of Convergys’ Directors and Executive Officers in the Mergers” for a more detailed description of these interests. Convergys’ board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and the transactions contemplated thereby and to recommend that the shareholders of Convergys approve the merger proposal.

Listing of SYNNEX Common Stock and Delisting and Deregistration of Convergys Common Shares (See Page 143)

SYNNEX will apply to have the shares of SYNNEX common stock to be issued in the initial merger approved for listing on the NYSE, where SYNNEX common stock is currently traded. If the mergers are completed, Convergys common shares will no longer be listed on the NYSE and will be deregistered under the Securities Exchange Act of 1934, as amended, which is referred to in this joint proxy statement/prospectus as the Exchange Act.

Dissenters’ Rights Available to Convergys Shareholders (See Page 138)

If the merger agreement is adopted by Convergys shareholders, Convergys shareholders who do not vote in favor of the adoption of the merger agreement and who properly demand payment of fair cash value of their shares are entitled to certain dissenters’ rights pursuant to Sections 1701.84(A) and 1701.85 of the OGCL. Section 1701.85 generally provides that Convergys shareholders will not be entitled to such rights without strict compliance with the procedures set forth in Section 1701.85, and failure to take any one of the required steps may result in the termination or waiver of such rights.

Specifically, any Convergys shareholder who is a record holder of Convergys common shares on August 31, 2018, the record date for the Convergys special meeting, and whose shares are not voted in favor of the adoption of the merger agreement may be entitled to be paid the “fair cash value” of such shares of common stock after the completion of the initial merger. To be entitled to such payment, a shareholder must deliver to Convergys a written demand for payment of the fair cash value of the shares held by such shareholder before the vote to adopt the merger agreement is taken, the shareholder must not vote in favor of the adoption of the merger agreement, and the shareholder must otherwise comply with Section 1701.85. A Convergys shareholder’s failure to vote against the adoption of the merger agreement will not constitute a waiver of such shareholder’s dissenters’ rights, as long as such shareholder does not vote in favor of the adoption of the merger agreement. Any written demand must specify the shareholder’s name and address, the number and class of shares held by him, her or it on the record date, and the amount claimed as the “fair cash value” of such shares of common stock.

See the text of Sections 1701.84(A) and 1701.85 attached as Annex D to this joint proxy statement/prospectus for specific information on the procedures to be followed in exercising dissenters’ rights. Convergys shareholders who wish to seek appraisal of their shares are encouraged to seek the advice of legal counsel with respect to the exercise of dissenters’ rights, due to the complexity of the appraisal process.

Convergys shareholders considering seeking payment of fair cash value of their shares should be aware that the “fair cash value” of their shares as determined pursuant to Section 1701.85 of the OGCL could be more than, the same as, or less than the value of the consideration they would receive pursuant to the merger if they did not seek payment of fair cash value of their shares. If the Convergys common shares are listed on a national securities exchange, such as the NYSE, immediately before the effective time of the initial merger, the fair cash value will be the closing sale price of Convergys’ common shares as of the close of trading on the day before the vote of the Convergys common shareholders on the adoption of the merger agreement.

For a more complete description of Convergys shareholder’s appraisal rights, see “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Appraisal Rights for Convergys Shareholders.”

Appraisal or Dissenters’ Rights Not Available to SYNNEX Stockholders (See Page 139)

Under Delaware law, SYNNEX stockholders will not be entitled to appraisal or dissenters’ rights in connection with the mergers.

Completion of the Mergers is Subject to Certain Conditions (See Page 152)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, the obligation of each of SYNNEX and the Merger Subs, on the one hand, and Convergys, on the other hand, to complete the mergers is subject to the satisfaction (or waiver, to the extent permitted by applicable law) of a number of conditions, including the following:

•	adoption of the merger agreement by holders of at least two-thirds of the outstanding Convergys common shares;

•	approval of the stock issuance by the affirmative vote of a majority of the votes cast at the SYNNEX special meeting;

•

effectiveness of, and absence of any stop order with respect to, the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and no proceeding to that effect has been commenced;

•	absence of any injunction by any court having been entered or applicable law adopted that prohibits consummation of the mergers;

•

expiration or termination of applicable waiting periods under the HSR Act (such early termination was granted, effective on July 30, 2018) and the completion of all other required antitrust filings, notices, approvals and clearances;

•	approval for the listing on the NYSE of the SYNNEX common stock to be issued in the initial merger;

•	accuracy of the representations and warranties made in the merger agreement by the other party, subject to certain materiality exceptions;

•	performance and compliance in all material respects by the other party of the covenants required to be performed or complied by it at or prior to completion of the initial merger; and

•

the absence of a material adverse effect on the other party since the date of the merger agreement (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” for the definition of material adverse effect).

SYNNEX and Convergys cannot be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed.

The Mergers May Not Be Completed Without All Required Regulatory Approvals (See Page 166)

Completion of the mergers is conditioned upon the expiration or early termination of the waiting period relating to the mergers under the HSR Act and completion of all other required antitrust filings, notices, approvals and clearances, which are collectively referred to in this joint proxy statement/prospectus as the antitrust approvals. Subsequent to such filings, Convergys and SYNNEX will respond to inquiries from governmental authorities, or provide any supplemental information that may be requested by governmental authorities, in connection with filings made with such governmental authorities.

Under the HSR Act, certain transactions, including the mergers, may not be completed unless the applicable waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the Federal Trade Commission, which is referred to in this joint proxy statement/prospectus as the FTC, and the Antitrust Division of the U.S. Department of Justice, which is referred to in this joint proxy statement/prospectus as the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. If the DOJ or the FTC issues a Request for Additional Information and Documentary Material prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the request for additional information, unless the waiting period is terminated earlier.

Each of SYNNEX and Convergys filed its required HSR Act notification and report with respect to the mergers on July 19, 2018, and the request for early termination under the HSR Act waiting period was granted effective on July 30, 2018. Both before and after the termination of the waiting period, the FTC and Antitrust Division of the DOJ retain the authority to challenge the mergers on antitrust grounds. In addition, the completion of the mergers is also conditioned upon obtaining consent, authorization, expiration or termination of the merger control waiting period under certain foreign antitrust laws. SYNNEX, the Merger Subs and Convergys have submitted and agreed to submit these merger control filings promptly following the submission of their respective HSR Act filings.

In connection with the stock issuance, SYNNEX must file a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, with the SEC under the Securities Act of 1933, which is referred to in this joint proxy statement/prospectus as the Securities Act, that is declared effective by the SEC. As a condition to the closing of the mergers, no stop order shall be in effect with respect to the Form S-4, of which this joint proxy statement/prospectus forms a part, and no proceedings to that effect commenced.

Description of Debt Financing (See Page 144)

SYNNEX anticipates that the total amount of funds necessary to pay the cash portion of the merger consideration and to pay transaction fees and expenses will be approximately $1,540 million, which amount is subject to adjustment as further described in “The Merger Agreement—Merger Consideration.” In addition, SYNNEX anticipates that the total amount of funds necessary to directly or indirectly pay, repay, repurchase, or settle, as applicable, certain existing indebtedness of Convergys and its subsidiaries will be approximately $500 million. These amounts will be funded through the takeout facility (defined below) and cash on hand that SYNNEX may elect to apply in lieu of borrowing under the takeout facility. Remaining amounts under the takeout facility will be used for general corporate purposes, including, without limitation, permitted acquisitions or dividends.

To provide the debt financing required by SYNNEX to consummate the mergers, SYNNEX entered into:

(1) a commitment letter, dated June 28, 2018, which is referred to in this joint proxy statement/prospectus as the bridge commitment letter, from JPMorgan Chase Bank, N.A., Bank of America, N.A., and Merrill Lynch, Pierce, Fenner & Smith Incorporated, who are collectively referred to in this joint proxy statement/prospectus in such capacities as the bridge commitment parties, pursuant to which SYNNEX received commitments for an aggregate principal amount of $3.57 billion in financing to provide a senior secured 364-day term loan bridge facility, which is referred to in this joint proxy statement/prospectus as the bridge facility. The bridge facility consisted of two different tranches of senior secured term loans: the first tranche, which is referred to in this joint proxy statement/prospectus as tranche A of the bridge facility, was for $1.8 billion in the aggregate; and the second tranche, which is referred to in this joint proxy statement as tranche B of the bridge facility, was for $1.77 billion in the aggregate. The incurrence of the acquisition-related indebtedness which would be funded by tranche A of the bridge facility or the takeout facility was not permitted under SYNNEX’ credit agreement dated as of November 27, 2013, among SYNNEX, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as agent, and which is referred to in this joint proxy statement/prospectus as the existing credit agreement. On August 7, 2018, SYNNEX obtained an amendment to the existing credit agreement in order to permit such acquisition-related indebtedness, and pursuant to the terms of the bridge commitment letter, the commitment with respect to tranche B of the bridge facility was automatically reduced to zero. On August 9, 2018, SYNNEX entered into the takeout facility and pursuant to the terms of the bridge commitment letter, the commitment with respect to tranche A of the bridge facility was automatically reduced to zero. As a result of the termination of both tranche A of the bridge facility and tranche B of the bridge facility, there are no remaining financing commitments of the lenders thereunder, and instead, the debt financing will be provided under the takeout facility; and

(2) a credit agreement dated August 9, 2018, which is referred to in this joint proxy statement/prospectus as the takeout facility, with JPMorgan Chase Bank, N.A., as agent, the guarantors party thereto, and the other lenders party thereto, pursuant to which SYNNEX has received commitments for a $1.8 billion 5-year senior secured term loan A facility. The term loan commitments under the takeout facility are subject to customary conditions. The borrower under the takeout facility is SYNNEX and the secured obligations of SYNNEX under the takeout facility are and will be guaranteed by each existing and subsequently acquired or formed direct and indirect domestic wholly-owned subsidiary of SYNNEX, subject to customary exceptions.

The funding under the takeout facility is subject to customary conditions, including conditions that do not relate directly to the conditions to closing in the merger agreement. See “The Merger Agreement—Financing.”

For a more complete description of SYNNEX’ debt financing for the mergers, see “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Description of Debt Financing.”

SYNNEX and Convergys Expect the Mergers to be Completed by the End of Calendar Year 2018 (See Page 148)

The mergers will occur after the conditions to their completion have been satisfied or, to the extent permitted by applicable law, waived, unless otherwise mutually agreed by the parties. As of the date of this joint proxy statement/prospectus, SYNNEX and Convergys expect the mergers to be completed by the end of the calendar year 2018. However, there can be no assurance as to when, or if, the mergers will occur.

No Solicitation by Convergys (See Page 160)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the exceptions described below and in the merger agreement, Convergys has agreed not to, among other things, (i) solicit, initiate or knowingly encourage or facilitate the submission of any proposal, or offer or inquiry regarding the making of any proposal or offer that constitutes or would reasonably be expected to lead to a takeover proposal (as hereinafter defined), (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding or furnish to any third party any information in connection with or for the purpose of encouraging or facilitating an acquisition proposal from any third party or (iii) approve or enter into any agreement or letter of intent with respect to an acquisition proposal by a third party.

However, at any time prior to the adoption of the merger agreement by Convergys shareholders, if Convergys receives a bona fide unsolicited written takeover proposal from a third party that (i) did not result from a breach of any of the non-solicit provisions and (ii) Convergys’ board of directors determines in good faith that such takeover proposal constitutes or could reasonably be expected to lead to a superior acquisition proposal, as such term is defined under the caption “The Merger Agreement—No Solicitation,” Convergys is permitted to:

•

furnish, pursuant to a confidentiality agreement with the third party that has made the takeover proposal, information with respect to Convergys and its subsidiaries to the third party that has made the takeover proposal;

•	engage in or otherwise participate in discussions and negotiations with the third party that has made such takeover proposal.

Convergys’ board of directors may change, withdraw or modify its recommendation that Convergys shareholders adopt the merger agreement and recommend a takeover proposal (or terminate the merger agreement to enter into an agreement for such alternative transaction), if Convergys’ board of directors determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such takeover proposal constitutes a superior proposal. Additionally, Convergys’ board of directors may also change, withdraw or modify its recommendation that Convergys shareholders adopt the merger agreement if it determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to change, withdraw or modify its recommendation would reasonably be expected to be inconsistent with its fiduciary duties (whether or not as a result of a takeover proposal).

In addition, Convergys’ board of directors is not permitted to change, withdraw or modify its recommendation that Convergys shareholders adopt the merger agreement or recommend a takeover proposal, unless, before taking that action, Convergys gives SYNNEX two business days (four business days, in the event of a takeover proposal) prior written notice that it intends to take that action and, and after considers in good faith any proposed revisions to the merger agreement proposed by SYNNEX.

Termination of the Merger Agreement (See Page 172)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and on the terms and subject to the conditions set forth in the merger agreement, the merger agreement may be terminated at any time before completion of the mergers in any of the following ways:

•	by mutual written consent of SYNNEX and Convergys; or

•	by either SYNNEX or Convergys, if:

•

the mergers have not been consummated on or prior to 5:00 p.m. (New York City time), on December 28, 2018, which is referred to in this joint proxy statement/prospectus as the end date, and which may be extended for a period of 90 days by either party in order to obtain any regulatory approvals;

•	a final and nonappealable order of any governmental authority that permanently restrains, enjoins or otherwise prohibits the consummation of the mergers has been issued;

•	Convergys shareholders fail to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Convergys special meeting;

•	SYNNEX stockholders fail to approve the stock issuance upon a vote taken on a proposal to approve the stock issuance at the SYNNEX special meeting; or

•

there has been a breach of any representation or warranty or a breach or failure to perform any covenant or agreement on the part of the other party that would cause the other party to fail to satisfy the applicable condition to completion of the mergers related to accuracy of representations and warranties, performance of covenants and agreements or the absence of a material adverse effect on the other party, and that breach or failure to perform either is incapable of being cured by the end date or has not been cured within 30 days following notice from the non-breaching party of such breach or failure to perform;

•	by SYNNEX, if, prior to the adoption of the merger agreement by Convergys shareholders:

•	Convergys’ board of directors changes withdraws or modifies its recommendation that Convergys shareholders adopt the merger agreement or recommends a takeover proposal; or

•	Convergys has materially breached any of its obligations described under “The Merger Agreement—No Solicitation,” which breach Convergys knew or should have known was a breach of such obligations; or

•	by Convergys, if prior to the approval and adoption of the merger agreement at the Convergys special meeting, Convergys enters into a definitive agreement relating to a superior acquisition proposal.

Termination Fees and Expenses (See Page 173)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions of the merger agreement, Convergys has agreed to pay SYNNEX a termination fee of $74.0 million if the merger agreement is terminated under any of the following circumstances:

•	by SYNNEX, if, prior to the adoption of the merger agreement by the Convergys shareholders:

•	Convergys’ board of directors changes withdraws or modifies its recommendation that Convergys shareholders adopt the merger agreement or recommends a takeover proposal; or

•	Convergys has materially breached any of its obligations described under “The Merger Agreement—No Solicitation,” which breach Convergys knew or should have known was a breach of such obligations; or

•	by Convergys, if Convergys terminates the merger agreement to enter into a definitive agreement relating to a superior acquisition proposal.

Furthermore, and as more fully described in this joint proxy statement/prospectus and in the merger agreement, Convergys has agreed to pay SYNNEX $37.0 million if (i) a takeover proposal (as hereinafter defined, but substituting 50% for 20% in the definition thereof) is publicly made and not withdrawn at least four business days prior to the Convergys special meeting, (ii) thereafter the merger agreement is terminated by SYNNEX or Convergys because the Convergys shareholders fail to adopt the merger agreement at the Convergys special meeting and (iii) Convergys completes or enters into a definitive agreement with respect to such takeover proposal within the 12 months following such termination, with an additional $37.0 million payable by Convergys to SYNNEX upon the consummation of such alternative transaction.

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and on the terms and subject to the conditions of the merger agreement, Convergys has agreed to pay SYNNEX an expense reimbursement fee of $12.35 million if the merger agreement is terminated by Convergys or SYNNEX because Convergys shareholders fail to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Convergys special meeting. This expense reimbursement is creditable against any termination fee subsequently payable.

In addition, as more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions of the merger agreement, SYNNEX has agreed to pay Convergys an expense reimbursement fee of $12.35 million if the merger agreement is terminated by Convergys or SYNNEX because SYNNEX stockholders fail to approve the stock issuance upon a vote taken on a proposal to approve the stock issuance at the SYNNEX special meeting.

See “The Merger Agreement—Termination Fee and Expenses” for a more complete description of the circumstances under which Convergys will be required to pay a termination fee or Convergys or SYNNEX will be required to pay an expense reimbursement.

Specific Performance (See Page 174)

Under the merger agreement, each of SYNNEX and Convergys is entitled to an injunction or injunctions to prevent breaches of the merger agreement and to specifically enforce the terms and provisions of the merger agreement.

Material U.S. Federal Income Tax Consequences (See Page 139)

Although SYNNEX and Convergys have agreed to use reasonable best efforts to cause the initial merger, together with the subsequent merger, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, there can be no assurance that the mergers will so qualify. In addition, the completion of the mergers is not conditioned on the mergers qualifying for the intended tax treatment or upon the receipt of an opinion of counsel or IRS ruling to that effect, and whether or not the mergers will qualify for the intended tax treatment depends on facts that will not be known until the mergers are completed. In particular, the intended tax treatment requires that the value of the shares of SYNNEX common stock issued to Convergys shareholders in the initial merger, determined as of the completion of the initial merger, represents at least a minimum percentage of the total consideration paid to Convergys shareholders in the initial merger. While there is no specific guidance as to precisely what minimum percentage is necessary to satisfy this requirement, it would be satisfied if the SYNNEX common stock (valued as of the completion of the initial merger) represents at least 40% of the total merger consideration. Because this test is based on the value of SYNNEX common stock as of the completion of the initial merger, a decline in the value of SYNNEX common stock could cause this requirement not to be met. Accordingly, no assurance can be given that the mergers will qualify for the intended tax treatment.

If the mergers qualify for the intended tax treatment as further described under “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences,” a U.S. holder, as defined in such section, of Convergys common shares generally will not recognize any loss and generally will recognize gain (if any) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the shares of SYNNEX common stock and cash received by such holder exceeds such holder’s tax basis in its Convergys common shares and (ii) the amount of cash received by such holder. If the mergers fail to qualify for the intended tax treatment, as further described under “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences,” a U.S. holder of Convergys common shares generally will recognize gain or loss in an amount equal to the difference, if any, between (1) the sum of the fair market value of the shares of SYNNEX common stock and the amount of cash received by such holder (including cash received in lieu of a fractional share of SYNNEX common stock) and (2) such holder’s tax basis in the Convergys common shares surrendered.

Each Convergys shareholder is urged to read the section “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences” and to consult its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the mergers.

Accounting Treatment (See Page 143)

The mergers will be accounted for as an acquisition of a business. SYNNEX will record assets acquired and liabilities assumed from Convergys primarily at their respective fair values at the date of completion of the mergers. Any excess of the purchase price (as described under Note 4 under “SYNNEX Unaudited Pro Forma Condensed Combined Financial Statements”) over the net fair value of such assets and liabilities will be recorded as goodwill.

Rights of Convergys Shareholders Will Change as a Result of the Mergers (See Page 189)

Convergys shareholders will have different rights once they become SYNNEX stockholders due to differences between the organizational documents of SYNNEX and Convergys and differences between Delaware law, under which SYNNEX is incorporated, and Ohio law, under which Convergys is incorporated. These differences are described in more detail under “Comparison of Stockholder Rights.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SYNNEX

The following table presents selected historical consolidated financial data of SYNNEX. The selected historical consolidated financial data of SYNNEX for each of the years ended November 30, 2017, 2016 and 2015, and as of November 30, 2017 and 2016, are derived from SYNNEX’ audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended November 30, 2017, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of SYNNEX for each of the years ended November 30, 2014 and 2013, and as of November 30, 2015, 2014 and 2013, have been derived from SYNNEX’ audited consolidated financial statements for such years, which have not been incorporated by reference into this joint proxy statement/prospectus.

The selected historical consolidated financial data of SYNNEX as of, and for the six months ended May 31, 2018 are derived from SYNNEX’ unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2018, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of SYNNEX as of and for the six months ended May 31, 2017 are derived from SYNNEX’ unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2017, which has not been incorporated by reference into this joint proxy statement/prospectus. SYNNEX’ management believes that SYNNEX’ unaudited consolidated financial statements have been prepared on a basis consistent with its audited financial statements and include all normal and recurring adjustments necessary for a fair presentation of the results for each interim period.

You should read the following selected historical consolidated financial data of SYNNEX in conjunction with SYNNEX’ audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended November 30, 2017 and unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2018. In particular, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and notes to SYNNEX’ above-mentioned consolidated financial statements for significant events affecting the comparability of results as well as material uncertainties regarding SYNNEX’ future financial condition and results of operations. SYNNEX acquired the North America and Latin America distribution businesses of Datatec Limited through the purchase of Westcon Group, Inc., a Delaware company, which is referred to in this joint proxy statement/prospectus as Westcon-Comstor Americas, in September 2017, the Minacs group of companies in August 2016 and the Customer Relationship Management business of International Business Machines Corporation in fiscal year 2014, which impact the comparability of financial results with prior periods.

	As of May 31,		As of November 30,
	2018	2017	2017	2016	2015	2014	2013
	Unaudited
Balance sheet data (in thousands):
Cash and cash equivalents	$354,176	$305,566	$550,688	$380,717	$336,072	$180,143	$151,622
Working capital	1,787,528	1,660,266	1,698,571	1,518,498	1,731,624	1,178,260	1,142,355
Total assets	7,315,808	5,528,922	7,698,526	5,215,281	4,444,147	4,713,042	3,325,889
Borrowings, current	705,120	510,717	805,471	362,889	92,093	716,257	252,523
Long-term borrowings	1,106,622	579,032	1,136,089	601,095	638,798	264,246	65,405
Total SYNNEX stockholders’ equity	2,311,475	2,116,210	2,283,695	1,975,798	1,799,897	1,653,985	1,411,641

The increase in SYNNEX’ borrowings and stockholders’ equity between fiscal year 2013 and 2014 was to fund the acquisition of the Customer Relationship management business of International Business Machines Corporation in fiscal year 2014. The increase in SYNNEX’ borrowings between fiscal year 2015 and fiscal year 2016 and between fiscal year 2016 and fiscal year 2017 was primarily to fund the acquisitions of the Minacs group of companies in August 2016 and Westcon-Comstor Americas in September 2017, respectively.

	Six months ended May 31,			Fiscal years ended November 30,
	2018		2017	2017	2016	2015	2014	2013
	Unaudited
Statement of operations data (in thousands, except per share data):
Products revenue	$8,535,158		$6,504,864	$15,070,871	$12,490,427	$11,936,282	$12,755,264	$10,665,886
Services revenue	989,795		952,273	1,974,829	1,571,410	1,402,115	1,084,326	179,278
Total revenue	9,524,953		7,457,137	17,045,700	14,061,837	13,338,397	13,839,590	10,845,164
Gross profit	843,045		714,028	1,550,940	1,282,965	1,191,791	1,099,004	654,970
Operating income	235,870		226,889	508,965	379,596	354,552	308,507	240,828
Net income	118,127		134,937	301,173	235,005	208,607	180,150	152,322
Net income attributable to SYNNEX	NA	(1)	134,937	301,173	234,946	208,525	180,034	152,237
Earnings per share attributable to SYNNEX:
Basic	2.96		3.38	7.54	5.91	5.28	4.61	4.06
Diluted	2.94		3.37	7.51	5.88	5.24	4.57	3.02
Cash dividends declared per share	$0.70		$0.50	$1.05	$0.85	$0.58	$0.13	$—

(1)	Not applicable as the noncontrolling interest was acquired by SYNNEX during fiscal year 2017.

For the six months ended May 31, 2018, “Net income” and “Earnings per share attributable to SYNNEX” were impacted by a charge of $24,701, or $0.62 per basic share and $0.61 per diluted share, respectively, related to transition tax on accumulated overseas profits and the remeasurement of deferred tax assets and liabilities to the new U.S. tax rate related to the enactment of the Tax Cuts and Jobs Act of 2017.

For fiscal year ended November 30, 2013, the numerator for the computation of “Earnings per share attributable to SYNNEX—Diluted” was adjusted for dilutive changes in the estimated value of the conversion premium of SYNNEX’ convertible debt from April 2013 through the final settlement date in August 2013. The adjustment to the numerator had the effect of reducing SYNNEX’ “Earnings per share attributable to SYNNEX Corporation—Diluted” by $0.97 for the fiscal year ended November 30, 2013.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CONVERGYS

The following table presents selected historical consolidated financial data of Convergys. The selected historical consolidated financial data of Convergys for each of the years ended December 31, 2017, 2016 and 2015, and as of December 31, 2017 and 2016, are derived from Convergys’ audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of Convergys for each of the years ended December 31, 2014 and 2013, and as of December 31, 2015, 2014 and 2013, have been derived from Convergys’ audited consolidated financial statements for such years, which have not been incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of Convergys has been adjusted to reflect changes arising from Convergys’ January 1, 2017 adoption of Accounting Standards Update (ASU) No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which has been applied retrospectively.

The selected historical consolidated financial data of Convergys as of, and for the six months ended, June 30, 2018, and as of and for the six months ended June 30, 2017, are derived from Convergys’ unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of Convergys as of June 30, 2017 are derived from Convergys’ unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, which has not been incorporated by reference into this joint proxy statement/prospectus.

You should read the following selected historical consolidated financial data of Convergys in conjunction with Convergys’ audited consolidated financial statements contained in the reports of Convergys filed with the SEC and incorporated herein by reference. For more information, see “Where You Can Find More Information.”

(Amounts in millions except per share amounts)	Unaudited As of and for the six months ended June 30,		As of and for the year ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Results of Operations
Revenues	$1,323.6	$1,414.4	$2,792.1	$2,913.6	$2,950.6	$2,855.5	$2,046.1
Costs and expenses(1)	1,265.1	1,316.8	2,594.9	2,699.0	2,745.9	2,691.7	1,886.7

Operating Income	58.5	97.6	197.2	214.6	204.7	163.8	159.4
Other income (expense), net	1.5	2.9	0.9	(10.6)	(9.5)	(15.2)	(16.9)
Interest expense	(8.6)	(9.6)	(18.3)	(18.1)	(18.2)	(19.3)	(11.5)

Income before Income Taxes	51.4	90.9	179.8	185.9	177.0	129.3	131.0
Income tax expense(2)	7.7	13.2	58.4	52.9	8.6	12.8	72.5

Income from Continuing Operations, net of tax	43.7	77.7	121.4	133.0	168.4	116.5	58.5
Income from Discontinued Operations(3)	—	—	—	10.0	0.6	3.5	2.4

Net Income	$43.7	$77.7	$121.4	$143.0	$169.0	$120.0	$60.9

Basic Earnings Per Common Share:
Continuing Operations	$0.48	$0.83	$1.30	$1.39	$1.72	$1.16	$0.57
Discontinued Operations	—	—	—	0.10	0.01	0.03	0.02

Basic Earnings Per Common Share	$0.48	$0.83	$1.30	$1.49	$1.73	$1.19	$0.59

Diluted Earnings Per Common Share:
Continuing Operations	$0.44	$0.77	$1.22	$1.30	$1.60	$1.10	$0.54
Discontinued Operations	—	—	—	0.10	0.01	0.03	0.02

Net Diluted Earnings Per Common Share	$0.44	$0.77	$1.22	$1.40	$1.61	$1.13	$0.56

Weighted Average Common Shares Outstanding:
Basic	91.4	94.0	93.2	95.8	98.1	100.7	103.3
Diluted	98.3	100.6	99.9	102.5	104.7	106.2	109.2

Financial Position
Total Assets	$2,204.7	$2,405.2	$2,414.7	$2,371.8	$2,356.6	$2,416.1	$1,956.7
Total debt and capital lease obligations	$119.9	$289.9	$268.6	$298.8	$339.3	$375.9	$61.1
Shareholders’ Equity	$1,350.3	$1,363.6	$1,377.7	$1,315.9	$1,276.2	$1,227.2	$1,224.1

(1)

Costs and expenses include restructuring charges of $28.8 and $16.7 for the six months ended June 30, 2018 and 2017, respectively, and $23.2, $3.7, $7.2, $1.7 and $5.4 for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively; gain on sale of real estate of $1.6 in 2014; asset impairment loss of $1.5 in 2013; and transaction and integration expenses of $10.2 and $2.6 for the six months ended June 30, 2018 and 2017, respectively, and $3.8, $6.5, $11.3 and $37.7 for the years ended December 31, 2017, 2016, 2015 and 2014, respectively.
(2)

Income tax expense includes a net tax benefit of $8.6 for the six months ended June 30, 2018, resulting from the favorable resolution of certain tax audits. Income tax expense in 2017 includes expense of $32.3 as a result of the enactment of the 2017 Tax Act. Income tax expense in 2016 includes expense of $20.3 associated with the restructuring of Convergys’ legal entity structure and the repatriation of earnings into primarily non-U.S. jurisdictions that provide Convergys with increased flexibility to manage its strategic priorities. Income tax expense in 2016 also includes expense of $1.3 associated with the repatriation of certain non-U.S. earnings in connection with Convergys’ acquisition of buw. Income tax expense in 2013 includes $46.4 of expense to record the deferred tax liability associated with a change in classification for a portion of undistributed earnings of Convergys’ non-U.S. subsidiaries. Income tax expense in 2015 and 2014 includes benefits of $1.8 and $6.0, respectively, for changes in estimates related to tax previously accrued for the repatriation of non-U.S. earnings. Income tax expense in 2015 also includes tax benefits of $22.4 associated with the expiration of statutes of limitations for previously uncertain tax positions and favorable resolutions of tax audits.

(3)	Discontinued operations includes the historical financial results of Convergys’ Information Management business that was divested during 2012.

EQUIVALENT AND COMPARATIVE PER SHARE INFORMATION

The following table sets forth selected historical and unaudited pro forma combined per share information for SYNNEX and Convergys.

Historical Per Share Information of SYNNEX and Convergys. The historical per share information of each of SYNNEX and Convergys below is derived from the audited consolidated financial statements of SYNNEX and Convergys as of, and for the year ended November 30, 2017 and December 31, 2017, respectively and the unaudited consolidated financial statements of SYNNEX and Convergys as of, and for the six months ended May 31, 2018 and June 30, 2018, respectively.

Unaudited Pro Forma Combined per Share of SYNNEX Common Stock Data. The unaudited pro forma combined per share of SYNNEX common stock data set forth below give effect to the mergers under the acquisition method of accounting, assuming that each outstanding Convergys common share had been converted into a share of SYNNEX common stock at the exchange ratio. The unaudited pro forma combined earnings per share of SYNNEX common stock data set forth below give effect to the mergers, as if the mergers had been effective on December 1, 2016, the first day of SYNNEX’ fiscal year ended November 30, 2017. The unaudited pro forma combined book value per share of SYNNEX common stock data set forth below give effect to the mergers, as if the mergers had been effective May 31, 2018. SYNNEX has been treated as the acquirer in the mergers for accounting purposes.

The unaudited pro forma combined per share of SYNNEX common stock data is derived from the audited consolidated financial statements of SYNNEX and Convergys as of, and for the year ended November 30, 2017 and December 31, 2017, respectively, and the unaudited consolidated financial statements of SYNNEX and Convergys as of, and for the six months ended May 31, 2018 and June 30, 2018, respectively.

The acquisition method of accounting is based on Financial Accounting Standards Board, Accounting Standards Codification, which is referred to in this joint proxy statement/prospectus as ASC 805, Business Combinations, and uses the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures, which SYNNEX has adopted as required. Acquisition accounting requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Fair value measurements recorded in acquisition accounting are dependent upon certain valuation studies of Convergys’ assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments reflect the assets and liabilities of Convergys at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur, and these differences could have a material impact on the unaudited pro forma combined per share information set forth in the following table.

The unaudited pro forma combined per share of SYNNEX common stock data does not purport to represent the actual results of operations that SYNNEX would have achieved had the companies been combined during these periods or to project the future results of operations that SYNNEX may achieve after completion of the mergers.

Unaudited Pro Forma Combined per Convergys Equivalent Share Data. The unaudited pro forma combined per Convergys equivalent share data set forth below shows the effect of the mergers from the perspective of an owner of Convergys common shares. The information was calculated by multiplying the unaudited pro forma combined per share of SYNNEX common stock amounts by the exchange ratio.

General. You should read the below information in conjunction with the selected historical consolidated financial data included elsewhere in this joint proxy statement/prospectus and the historical consolidated financial statements of SYNNEX and Convergys and related notes that have been filed with the SEC, certain of which are incorporated by reference into this joint proxy statement/prospectus. See “Selected Historical Consolidated Financial Data of SYNNEX,” “Selected Historical Consolidated Financial Data of Convergys” and “Where You Can Find More Information.” The unaudited pro forma combined per share of SYNNEX common stock data and the unaudited pro forma combined per Convergys equivalent share data is derived from, and should be read in conjunction with, the SYNNEX unaudited pro forma condensed combined financial statements and related notes included in this joint proxy statement/prospectus. See “SYNNEX Unaudited Pro Forma Condensed Combined Financial Statements.”

	As of/for the six months ended May 31, 2018		As of/for the year ended November 30, 2017
	Historical	Pro forma	Historical	Pro forma
SYNNEX
Earnings per common share—basic	$2.96	$2.10	$7.54	$6.01
Earnings per common share—diluted	2.94	2.09	7.51	5.99
Cash dividends declared per share(1)	0.70	Not applicable	1.05	Not applicable
Book value(2)	$58.29	65.60	$57.03	Not applicable

	As of/for the six months ended June 30, 2018		As of/for the year ended December 31, 2017
	Historical	Pro forma equivalent(1)(3)	Historical	Pro forma equivalent(1)(3)
Convergys
Earnings per common share—basic	$0.48	$0.25	$1.30	$0.72
Earnings per common share—diluted	0.44	0.25	1.22	0.71
Cash dividends declared per share	0.22	Not applicable	0.39	Not applicable
Book value(2)	$14.82	$7.83	$15.01	Not applicable

(1)

Pro forma combined dividends per share data is not provided due to the fact that the dividend policy for the combined company will be determined by SYNNEX’ board of directors following completion of the mergers.

(2)

Amounts calculated by dividing SYNNEX stockholders’ equity (allocated proportionally to the respective ownership among holders of common stock and participating securities) by shares of SYNNEX outstanding common stock, and dividing Convergys shareholders’ equity by Convergys outstanding common shares. The pro forma book value per share as of the end of the fiscal year of each entity is not applicable as the estimated pro forma balance sheet adjustments were calculated as of May 31, 2018.

(3)	Amounts calculated by multiplying unaudited pro forma combined per share amounts by the exchange ratio of 0.1194 based on the estimated SYNNEX average closing price on July 31, 2018.

SYNNEX UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The SYNNEX Unaudited Pro Forma Condensed Combined Financial Statements, which are referred to in this joint proxy statement/prospectus as the Unaudited Pro Forma Financial Statements, presented below are derived from the historical consolidated financial statements of SYNNEX and Convergys. The Unaudited Pro Forma Financial Statements are prepared as a business combination and SYNNEX has been treated as the acquirer in the mergers for accounting purposes. The unaudited pro forma condensed combined statements of operations have been prepared as if SYNNEX’ acquisition of Convergys had been completed on December 1, 2016, and the unaudited pro forma condensed combined balance sheet has been prepared as if SYNNEX’ acquisition of Convergys had been completed on May 31, 2018. The unaudited pro forma condensed combined statement of operations for the year ended November 30, 2017 does not give pro forma effect to the acquisitions of Tigerspike Pty Limited and Westcon-Comstor Americas, which were acquired by SYNNEX during 2017, as these were not significant individually or in the aggregate.

The Unaudited Pro Forma Financial Statements are developed from and should be read in conjunction with the following separate historical consolidated financial statements and accompanying notes of SYNNEX and Convergys filed with the SEC and incorporated by reference into this joint proxy statement/prospectus: (a) the unaudited consolidated financial statements of SYNNEX contained in its Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2018; (b) the unaudited consolidated financial statements of Convergys contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018; (c) the audited consolidated financial statements of SYNNEX contained in its Annual Report on Form 10-K for the year ended November 30, 2017; and (d) the audited consolidated financial statements of Convergys contained in its Annual Report on Form 10-K for the year ended December 31, 2017.

SYNNEX and Convergys have different fiscal years. SYNNEX’ fiscal year ends on November 30, whereas Convergys’ fiscal year ends on December 31. The unaudited pro forma condensed combined balance sheet and statements of operations have been prepared utilizing period ends that differ by less than 93 days, as permitted by Rule 11-02 Regulation S-X. The unaudited pro forma condensed combined balance sheet as of May 31, 2018 combines SYNNEX’ balance sheet as of May 31, 2018 with the Convergys balance sheet as of June 30, 2018. The unaudited pro forma condensed combined statement of operations for the year ended November 30, 2017 combines the year ended November 30, 2017 for SYNNEX and the year ended December 31, 2017 for Convergys. The unaudited pro forma condensed combined statement of operations for the six months ended May 31, 2018 includes the six months ended May 31, 2018 for SYNNEX and the six months ended June 30, 2018 for Convergys.

As of the date of this proxy statement/prospectus, SYNNEX has not completed the detailed valuation studies necessary to arrive at the final estimates of the fair market value of the Convergys assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform Convergys to SYNNEX’ accounting policies. As indicated in Note 5 to the Unaudited Pro Forma Financial Statements, based on information currently available to it, SYNNEX has made certain adjustments to the historical book values of the assets and liabilities of Convergys to reflect preliminary estimates of the fair values necessary to prepare the Unaudited Pro Forma Financial Statements, with the excess of the purchase price over the adjusted historical net assets of Convergys recorded as goodwill. Actual results may differ from these Unaudited Pro Forma Financial Statements once the mergers are completed and SYNNEX has determined the final purchase price for Convergys and has completed the valuation studies necessary to finalize the required purchase price allocations and identified any additional conforming accounting policy changes for Convergys. There can be no assurance that such finalization will not result in material changes.

The unaudited pro forma condensed combined statements of operations have been prepared to reflect adjustments to SYNNEX’ historical consolidated financial information that are (i) directly attributable to the acquisition of Convergys, (ii) factually supportable and (iii) expected to have a continuing impact on SYNNEX’ results. The unaudited pro forma condensed combined balance sheet as of May 31, 2018 is required to include factually supportable adjustments which give effect to events that are directly attributable to the mergers regardless of whether they are expected to have a continuing impact on the combined results or are non-recurring.

The Unaudited Pro Forma Financial Statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations of SYNNEX would have been had the Convergys acquisition occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The Unaudited Pro Forma Financial Statements do not include the realization of cost savings from operating efficiencies, revenue synergies or other integration costs expected to result from the Convergys acquisition.

SYNNEX

Unaudited Pro Forma Condensed Combined Balance Sheet

(currency in millions)

	Historical
	May 31, 2018	June 30, 2018	Pro forma adjustments			Pro forma combined
	SYNNEX	Convergys		Note
ASSETS
Current assets:
Cash and cash equivalents	$354.2	$51.5	$276.1	(5A)		$681.8
Accounts receivable, net	2,712.7	547.1	—			3,259.8
Inventories	2,129.8	—	—			2,129.8
Other current assets	230.7	107.3	(2.7)	(5B)		335.3

Total current assets	5,427.4	705.9	273.4			6,406.7
Property and equipment, net	344.3	226.2				570.5
Goodwill	861.4	933.6	124.6	(5C)		1,919.6
Intangible assets, net	525.9	272.2	1,087.8	(5D)		1,885.9
Other assets	156.8	66.8	(2.8)	(5B)		220.8

Total assets	$7,315.8	$2,204.7	$1,483.0			$11,003.5

LIABILITIES AND EQUITY
Current liabilities:
Borrowings, current	$705.1	$0.4	$67.5	(5A)		$827.0
			54.0	(5F)
Accounts payable and other liabilities	2,934.7	317.2	45.9	(5J)		3,297.8

Total current liabilities	3,639.8	317.6	167.4			4,124.8
Long-term borrowings	1,106.6	119.5	1,732.5	(5A)		2,825.3
			(14.1)	(5A)
			(54.0)	(5F)
			(65.3)	(5G)
Other long-term liabilities	257.9	358.9	121.9	(5E)		738.7

Total liabilities	5,004.3	796.0	1,888.4			7,688.8

Convertible debentures conversion feature	—	58.4	(58.4)	(5G)		—
Stockholders’ equity
Common stock	0.0	—	0.0	(3)		0.1
Additional paid-in-capital	481.6	8.2	1,049.1	(3)		1,530.7
			(8.2)	(5H	)
Treasury stock	(124.8)	(42.8)	42.8	(5H)		(124.8)
Accumulated other comprehensive income (loss)	(90.3)	(107.5)	107.5	(5H)		(90.3)
Retained earnings	2,044.9	1,492.4	(1,492.4)	(5H)		1,999.0
			(45.9)	(5J)

Total stockholders’ equity	2,311.5	1,350.3	(347.0)			3,314.7

Total liabilities and equity	$7,315.8	$2,204.7	$1,483.0			$11,003.5

(amounts may not add due to rounding)

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

SYNNEX

Unaudited Pro Forma Condensed Combined Statement of Operations

(currency and share amounts in millions, except for per share amounts)

	Historical
	Year ended
	November 30, 2017	December 31, 2017	Pro forma adjustments		Pro forma combined
	SYNNEX	Convergys		Note		Note
Revenue:
Products	$15,070.9	$—	$—		$15,070.9
Services	1,974.8	2,792.1	—		4,766.9

Total revenue	17,045.7	2,792.1	—		19,837.8
Cost of revenue:
Products	(14,262.1)	—	—		(14,262.1)
Services	(1,232.7)	(1,734.9)	(8.5)	(5D)	(2,976.1)

Gross profit	1,550.9		(8.5)		2,599.6
Selling, general and administrative expenses	(1,042.0)	(699.0)	(139.1)	(5D)	(2,010.9)
			(132.1)	(5I)
			1.3	(5B)
Depreciation	—	(105.1)	105.1	(5I)	—
Amortization	—	(28.9)	28.9	(5D)	—
Restructuring charges	—	(23.2)	23.2	(5I)	—
Transaction and integration costs	—	(3.8)	3.8	(5I)	—

Operating income	509.0	197.2	(117.4)		588.8
Interest expense and finance charges, net	(45.4)	(18.3)	(63.6)	(5K)	(127.3)
Other income (expense), net	1.1	0.9	—		2.0

Income before income taxes	464.7	179.8	(181.0)		463.5
Provision for income taxes	(163.6)	(58.4)	63.7	(5L)	(158.2)

Net income	$301.2	$121.4	$(117.3)		$305.3

Earnings per common share:
Basic	$7.54	$1.30			$6.01	(5M)

Diluted	$7.51	$1.22			$5.99	(5M)

Weighted-average common shares outstanding:
Basic	39.6	93.2			50.4	(5M)

Diluted	39.8	99.9			50.6	(5M)

(amounts may not add due to rounding)

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

SYNNEX

Unaudited Pro Forma Condensed Combined Statement of Operations

(currency and share amounts in millions, except for per share amounts)

	Historical
	Six months ended
	May 31, 2018	June 30, 2018	Pro forma adjustments		Pro forma combined
	SYNNEX	Convergys		Note		Note
Revenue:
Products	$8,535.2	$—	$—		$8,535.2
Services	989.8	1,323.6	—		2,313.4

Total revenue	9,525.0	1,323.6	—		10,848.6
Cost of revenue:
Products	(8,063.2)	—	—		(8,063.2)
Services	(618.7)	(825.5)	(4.3)	(5D)	(1,448.4)

Gross profit	843.0		(4.3)		1,336.9
Selling, general and administrative expenses	(607.2)	(341.7)	(66.3)	(5D)	(1,088.2)
			(74.6)	(5I)
			1.5	(5B)
Depreciation	—	(45.8)	45.8	(5I)	—
Amortization	—	(13.1)	13.1	(5D)	—
Restructuring charges	—	(28.8)	28.8	(5I)	—
Transaction and integration costs	—	(10.2)	10.2	(5J)	—

Operating income	235.9	58.5	(45.7)		248.7
Interest expense and finance charges, net	(33.8)	(8.6)	(30.5)	(5K)	(72.9)
Other income (expense), net	(2.6)	1.5	—		(1.1)

Income before income taxes	199.4	51.4	(76.2)		174.6
Provision for income taxes	(81.3)	(7.7)	21.3	(5L)	(67.7)

Net income	$118.1	$43.7	$(54.8)		$107.0

Earnings per common share:
Basic	$2.96	$0.48			$2.10	(5M)

Diluted	$2.94	$0.44			$2.09	(5M)

Weighted-average common shares outstanding:
Basic	39.6	91.4			50.5	(5M)

Diluted	39.9	98.3			50.7	(5M)

(amounts may not add due to rounding)

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO THE SYNNEX UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(currency and share amounts in millions, except for per share amounts)

(amounts may not add or compute due to rounding)

Note 1. Description of the Transaction

On June 28, 2018, SYNNEX, Merger Sub I, Merger Sub II and Convergys entered into an agreement, pursuant to which, Merger Sub I will merge with and into Convergys, followed immediately by the merger of the surviving corporation with and into Merger Sub II. Upon the closing of the transaction, the surviving company will become a wholly owned subsidiary of SYNNEX.

Upon completion of the initial merger, each Convergys common share issued and outstanding will be exchanged for (1) $13.25 per share in cash plus (2) a number of shares of SYNNEX common stock equal to the exchange ratio determined based on the 20 day volume weighted average trading price of SYNNEX’ stock three trading days prior to closing, which is referred to in the Unaudited Pro Forma Financial Statements as the SYNNEX average closing price. If the 20 day volume weighted average trading price of SYNNEX’ stock three trading days prior to closing is $111.0766, which is referred to in the Unaudited Pro Forma Financial Statements as the base trading price, the exchange ratio will be 0.1193, which is referred to in the Unaudited Pro Forma Financial Statements as the base exchange ratio. Variations in the SYNNEX average closing price from the base trading price will result in changes to the exchange ratio as follows:

SYNNEX Average Closing Price	Approximate Exchange Ratio
Less than $94.4151 (85% of base trading price)	0.1263
$94.4151 or greater but less than $99.9689 (90% of base trading price)	Between 0.1263(1) and 0.1193
Between $99.9689 and $122.1843 (110% of base trading price) (both included)	0.1193
Greater than $122.1843 and up to $127.7381 (115% of base trading price)	Between 0.1193(2) and 0.1141
Greater than $127.7381	0.1141

(1)

if the SYNNEX average closing price is greater than or equal to 85% of the base trading price and less than 90% of the base trading price, the base exchange ratio multiplied by the quotient of (A) 90% of the base trading price, divided by (B) the SYNNEX average closing price.

(2)

if the SYNNEX average closing price is greater than 110% of the base trading price and less than or equal to 115% of the base trading price, the base exchange ratio multiplied by the quotient of (A) 110% of the base trading price, divided by (B) the SYNNEX average closing price.

As of the completion of the initial merger, each option to purchase Convergys common shares, which is referred to in the Unaudited Pro Forma Financial Statements as a Convergys option, that is outstanding as of the effective time of the initial merger: (i) that has an exercise price per Convergys common share that is less than the product of the average closing price of SYNNEX common stock multiplied by the exchange ratio, which is referred to in the Unaudited Pro Forma Financial Statements as the cash equivalent merger consideration, will be cancelled and converted into the right to receive a cash amount equal to, for each Convergys common share underlying such Convergys option, the excess of (x) the cash equivalent merger consideration over (y) the applicable per share exercise price of the Convergys option or (ii) that has an exercise price per Convergys common share that is greater than or equal to the cash equivalent merger consideration, will be cancelled for no consideration.

As of the completion of the mergers, or such later date as payment may be made to comply with applicable tax rules, each Convergys DSU will be cash settled by SYNNEX at the higher of the cash equivalent merger consideration or an amount equal to the average of the opening and closing prices per Convergys common share on the NYSE on the trading day immediately preceding the closing date of the mergers.

As of the completion of the mergers, each Convergys RSU and each Convergys PSU (with each Convergys PSU covering a number of shares equal to the greater of the number of shares that would be earned at the target level of performance or the level of performance determined in accordance with the applicable award agreement), will be cash settled by SYNNEX at the higher of the cash equivalent merger consideration or an amount equal to the average of the opening and closing prices per Convergys common share on the NYSE on the trading day immediately preceding the closing date of the mergers. Such amount will be payable promptly following the completion of the initial merger, or such later date as payment may be made to comply with applicable tax rules, provided that, in the case of a Convergys RSU or Convergys PSU that was granted on or after March 31, 2016 (other than a Convergys RSU or Convergys PSU that is held by a non-employee director or that becomes vested at the completion of the initial merger pursuant to the terms of an applicable contract), such amount will be payable on the original vesting dates in accordance with the terms of the applicable award agreement.

During 2009, Convergys issued $125.0 aggregate principal amount of convertible debentures. The convertible debentures are convertible at the option of the holders upon a fundamental change and make-whole fundamental change under Convergys’ existing indenture, dated as of October 13, 2009, with U.S. Bank National Association, as trustee, which is referred to in this joint proxy statement/prospectus as the existing indenture. The mergers constitute a fundamental change and a make-whole fundamental change under the existing indenture, as all of the Convergys common shares will be held by SYNNEX upon consummation of the mergers and at least 90% of the consideration for those shares will not consist of NYSE or NASDAQ listed common shares since there is a sizeable cash component to be paid for each Convergys common share as described above. Upon conversion, following the closing of the mergers, the convertible debentures would be convertible into either cash or a combination of cash and shares of SYNNEX common stock, at the election of Merger Sub II, as successor to Convergys. The convertible debentures were convertible, subject to certain conditions, into common shares of Convergys at an initial conversion rate of 82.8219 shares per one thousand dollars in principal amount of debentures, or an implied conversion price of approximately $12.07 per share. The conversion rate is subject to adjustment for certain events outlined in the existing indenture, including payment of cash dividends. As of June 30, 2018, the conversion rate, as adjusted for dividends, for the convertible debentures was 90.3682 shares per one thousand dollars in principal amount of debentures or an implied conversion price of approximately $11.07 per share. In the event Convergys declares an additional dividend prior to closing, the conversion rate will again be adjusted. In case of a conversion in connection with a make-whole fundamental change, the conversion rate will be increased by a number of additional Convergys common shares equal to a percentage of the applicable conversion rate. The percentage increase shall be determined by reference to the table below (as adjusted in accordance with the existing indenture), based on the date on which the make-whole fundamental change occurs or becomes effective and the average of Convergys’ closing price per common share over the five trading days immediately preceding the effective date, as a percentage of the reference price of $9.6593 per share, subject to a maximum of 125% of the implied conversion rate:

Convergys’ Share Price as a Percentage of the Reference Price(1)	Effective date(1)
	September 15, 2017	September 15, 2018	September 15, 2019
91.7%	27.28%	27.28%	27.28%
100.8%	16.04%	15.82%	15.82%
114.6%	12.11%	11.46%	11.13%
123.7%	10.15%	9.17%	8.73%
137.5%	8.07%	6.33%	5.56%
160.4%	5.78%	3.49%	1.53%
183.3%	4.47%	2.07%	0.00%
229.1%	3.27%	1.20%	0.00%
275.0%	2.51%	0.87%	0.00%
366.6%	1.64%	0.65%	0.00%
458.3%	1.20%	0.44%	0.00%
549.9%	0.87%	0.33%	0.00%

(1)

If Convergys’ share price as a percentage of the reference price is between two share prices as a percentage of the reference price in the table above or the effective date is between two effective dates in the table above, the percentage increase shall be determined by a straight-line interpolation between the percentage increase set forth for the higher and lower share prices as a percentage of the reference price and the earlier and later effective dates, as applicable, based on a 365-day year.

The aggregate purchase consideration in the mergers is based on an estimated SYNNEX average closing price and the number of Convergys common shares and equity awards outstanding on July 31, 2018, and assuming holders of convertible debentures exercise their option to convert in connection with the make-whole fundamental change and that SYNNEX elects to settle the conversions solely in cash, the purchase price would be approximately $2,559.0 (see Note 3).

To finance the mergers and repay certain indebtedness, SYNNEX has obtained long-term term loan commitments of $1,800 in the aggregate (see Note 5A).

Note 2. Basis of Pro Forma Presentation

The Unaudited Pro Forma Financial Statements are derived from the historical consolidated financial statements of SYNNEX and Convergys. The Unaudited Pro Forma Financial Statements are prepared as a business combination using the acquisition method, and SYNNEX has been treated as the acquirer for accounting purposes. The unaudited pro forma condensed combined statements of operations have been prepared as if SYNNEX’ acquisition of Convergys had been completed on December 1, 2016, and the unaudited pro forma condensed combined balance sheet has been prepared as if SYNNEX’ acquisition of Convergys had been completed on May 31, 2018. The unaudited pro forma condensed combined statement of operations for the year ended November 30, 2017 does not give pro forma effect to the acquisitions of Tigerspike Pty Limited and Westcon-Comstor Americas, which were acquired by SYNNEX during 2017, as these were not significant individually or in the aggregate.

As of the date of this proxy statement/prospectus, SYNNEX has not performed the detailed valuation studies necessary to arrive at the final estimates of the fair value of the Convergys assets to be acquired, the liabilities to be assumed and the related allocations of purchase price. As indicated in Note 5 to the Unaudited Pro Forma Financial Statements, SYNNEX has made certain adjustments to the historical book values of the assets and liabilities of Convergys to reflect preliminary estimates of fair value necessary to prepare the Unaudited Pro Forma Financial Statements, with the excess of the purchase price over the adjusted historical net assets of Convergys, recorded as goodwill. Actual results may differ from these Unaudited Pro Forma Financial Statements once the mergers are completed and SYNNEX has determined the final purchase price for Convergys and has completed the valuation studies necessary to finalize the required purchase price allocations and identified any additional conforming accounting policy changes for Convergys. There can be no assurance that such finalization will not result in material changes.

The unaudited pro forma condensed combined statements of operations have been prepared to reflect adjustments to SYNNEX’ historical consolidated financial information that are (i) directly attributable to the acquisition of Convergys, (ii) factually supportable and (iii) expected to have a continuing impact on SYNNEX’ results. The unaudited pro forma condensed combined balance sheet as of May 31, 2018 is required to include factually supportable adjustments which give effect to events that are directly attributable to the mergers regardless of whether they are expected to have a continuing impact on the combined results or are non-recurring. Therefore, acquisition-related transaction costs expected to be incurred by SYNNEX and Convergys subsequent to May 31, 2018 are reflected as a pro forma adjustment to the unaudited pro forma condensed combined balance sheet as of May 31, 2018, with the impact presented as an increase to accounts payable and other liabilities and a decrease to retained earnings. Further, one-time acquisition-related expenses anticipated to be incurred prior to, or concurrent with, the closing of the mergers are not included in the unaudited pro forma condensed combined statements of operations.

The accompanying Unaudited Pro Forma Financial Statements are presented for illustrative purposes only and do not give effect to any cost savings from operating efficiencies, revenue synergies or costs for the integration of SYNNEX and Convergys’ operations. The Unaudited Pro Forma Financial Statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations of SYNNEX would have been had the Convergys acquisition occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. Although SYNNEX projects that significant cost savings will result from the mergers, there can be no assurance that these cost savings will be achieved. Any restructuring or integration costs will be expensed in the appropriate accounting periods after completion of the mergers.

Accounting periods presented

SYNNEX and Convergys have different fiscal years. SYNNEX’ fiscal year ends on November 30, whereas Convergys’ fiscal year follows a December 31 fiscal year-end. The unaudited pro forma condensed combined balance sheet and statements of operations have been prepared utilizing period ends that differ by less than 93 days, as permitted by Rule 11-02 Regulation S-X. The unaudited pro forma condensed combined balance sheet as of May 31, 2018 is presented as if the acquisition and issuance of SYNNEX common stock to Convergys shareholders had occurred on May 31, 2018 and combines SYNNEX’ balance sheet as of May 31, 2018 with the Convergys balance sheet as of June 30, 2018. The unaudited pro forma condensed combined statement of operations for the year ended November 30, 2017 combines the historical results of SYNNEX for the year ended November 30, 2017 and the historical results of Convergys for the year ended December 31, 2017. The unaudited pro forma condensed combined statement of operations for the six months ended May 31, 2018 includes the six months ended May 31, 2018 for SYNNEX and the six months ended June 30, 2018 for Convergys.

Conforming accounting policies

SYNNEX has identified certain differences in accounting policies related primarily to the timing of adoption by SYNNEX and Convergys of the following new accounting pronouncements issued by the Financial Accounting Standards Board:

•	Accounting Standards Update, or ASU 2018-02—Income statement—Reporting comprehensive income (Topic 220)—Reclassification of certain tax effects from accumulated other comprehensive income.

•	ASU 2017-12—Targeted improvements to accounting for hedging activities.

•	ASU 2017-04—Simplifying the test for goodwill impairment.

•	ASU 2016-16—Income taxes (Topic 740): Intra-entity transfers of assets other than inventory.

•	ASU 2016-09—Compensation—Stock compensation (Topic 718): Improvements to employee share-based payment accounting.

•	ASU 2016-01—Financial instruments—Overall (Subtopic 825-10).

•	ASU 2014-09—Revenue from contracts with customers (Topic 606).

As the adoption or expected adoption of these accounting pronouncements is not material to Convergys’ historical results of operations, and Convergys’ shareholders’ equity is eliminated as part of the pro forma adjustments (see Note 5H), no pro forma adjustments have been recorded to conform Convergys’ accounting policies related to these pronouncements to SYNNEX’ accounting policies. Following the completion of the mergers, SYNNEX will review Convergys’ accounting policies. As a result of that review, SYNNEX may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the Unaudited Pro Forma Financial Statements. At this time, SYNNEX is not aware of any differences that would have a material impact on the combined financial statements, and therefore, the Unaudited Pro Forma Financial Statements assume there are no differences in accounting policies. As described in Note 5(I), certain reclassifications have been recorded to conform Convergys’ financial statement presentation with SYNNEX’ presentation. Upon completion of the mergers, further reclassification adjustments may be necessary.

Note 3. Estimated Purchase Price

The estimated purchase price allocation included with these Unaudited Pro Forma Financial Statements is based upon an estimated purchase price on July 31, 2018. The estimated purchase consideration, together with a sensitivity analysis for the range of potential variations in the exchange ratio is calculated as follows:

		Estimated Consideration
		Assuming Exchange of SYNNEX shares on July 31, 2018	Assuming Maximum Exchange of SYNNEX shares(5)	Assuming Minimum Exchange of SYNNEX shares(5)
Convergys common shares outstanding(1)	[a]	91.1	91.1	91.1
Exchange ratio	[b]	0.1194	0.1263	0.1141
SYNNEX shares issued(2)	[c=a*b]	10.9	11.5	10.4
SYNNEX price per share(3)	[d]	$96.47	$94.42	$127.74
Aggregate value of SYNNEX shares issued	[e=c*d]	$1,049.2	$1,086.1	$1,327.5
Cash payable per Convergys share	[f]	$13.25	$13.25	$13.25
Cash consideration payable to Convergys shareholders	[g=a*f]	$1,206.9	$1,206.9	$1,206.9
Aggregate consideration payable to Convergys shareholders	[h=e+g]	$2,256.0	$2,293.0	$2,534.4

Number of shares underlying in-the-money Convergys vested stock options outstanding(1), expected to be canceled and exchanged for cash	[i]	0.3	0.3	0.3
Exchange ratio	[b]	0.1194	0.1263	0.1141
SYNNEX average closing price(4)	[j]	$99.88	$94.42	$127.74
Cash payable per Convergys share	[f]	$13.25	$13.25	$13.25
Weighted average exercise price of in-the-money Convergys vested stock options	[k]	$13.45	$13.45	$13.45
Cash consideration payable to Convergys option holders	[l=i*(b*j+f-k)]	$3.8	$3.8	$4.7

Number of shares underlying Convergys DSU/RSU/PSU outstanding(1), expected to be canceled and exchanged for cash	[m]	0.4	0.4	0.4
Exchange ratio	[b]	0.1194	0.1263	0.1141
SYNNEX average closing price(4)	[j]	$99.88	$94.42	$127.74
Cash payable per Convergys share	[f]	$13.25	$13.25	$13.25
Cash consideration payable to Convergys DSU/RSU/PSU holders(6)	[n=m*(b*j+f)]	$11.2	$11.2	$12.4

Principal amount of Convergys convertible debentures	[o]	$125.0	$125.0	$125.0
Conversion price per share	[p]	$11.07	$11.07	$11.07
Number of underlying Convergys common shares	[q=o/p]	11.3	11.3	11.3
Make-whole fundamental change percentage increase	[r]	1.25%	1.25%	1.25%
Adjusted number of underlying Convergys common shares	[s=q+(q*r)]	11.4	11.4	11.4
Exchange ratio	[b]	0.1194	0.1263	0.1141
SYNNEX average closing price(4)	[j]	$99.88	$94.42	$127.74
Cash payable per Convergys share	[f]	$13.25	$13.25	$13.25
Cash consideration payable to Convergys debenture holders	[t=s*(b*j+f)]	$287.9	$287.9	$318.2

Aggregate purchase consideration	[u=h+l+n+t]	$2,559.0	$2,595.9	$2,869.7

Stock consideration attributed to par at $.001 par value	[v=c*$0.001]	$0.0	$0.0	$0.0
Balance stock consideration to capital in excess of par value	[w=e-v]	$1,049.1	$1,086.1	$1,327.5

(1)	Convergys common shares and equity awards outstanding as of July 31, 2018.
(2)	SYNNEX shares issued does not adjust for fractional shares, which may be settled in cash.
(3)

Price per share is based on the closing price of shares of SYNNEX common stock on July 31, 2018. For calculating the purchase consideration based on the maximum and minimum exchange of shares of SYNNEX common stock, the SYNNEX share price is based on 85% and 115% respectively of base trading price described in Note 1 above.

(4)

SYNNEX average closing price is determined by estimating the 20 day volume weighted average closing price as on July 31, 2018. For calculating the purchase consideration based on the maximum and minimum exchange of SYNNEX shares, the SYNNEX average closing price is assumed to be 85% and 115% respectively of base trading price described in Note 1 above.

(5)	Purchase consideration determined based on changes to the exchange ratio resulting in the exchange of the maximum and minimum number of SYNNEX shares at any SYNNEX average closing price.
(6)	The cash equivalent merger consideration as of July 31, 2018 is estimated to be higher than the average of the Convergys opening and closing share price on July 30, 2018 (the preceding trading day).

In addition to the RSUs and PSUs included in the purchase consideration in the table above, 0.3 Convergys RSU and 0.5 Convergys PSU awards (for purposes hereof, assuming the maximum level of achievement) will be cash settled upon closing. At July 31, 2018, SYNNEX is unable to reasonably estimate the respective amounts attributable to pre- and post-merger services. Unvested Convergys outstanding equity awards, comprising approximately 0.9 Convergys RSUs and 0.5 Convergys PSUs (for purposes hereof, assuming the maximum level of achievement), granted to Convergys employees will not be settled upon completion of the mergers, and instead will be cash settled by SYNNEX at the cash equivalent merger consideration but payable on the original vesting dates and terms. The fair value attributable to post-merger services will be recorded as compensation expense in SYNNEX’ post-merger financial statements. At this time, SYNNEX is unable to reasonably estimate the respective amounts attributable to pre- and post-merger services.

It is assumed that all shares of SYNNEX common stock issued will be new issuances. However, SYNNEX may issue treasury shares for a portion of the required shares of SYNNEX common stock. The actual number of newly issued shares of SYNNEX common stock or treasury shares to be delivered in connection with the transaction will be based upon the number of Convergys common shares issued and outstanding when the transaction closes and the SYNNEX average closing price.

As the conversion amount of the convertible debentures is greater than the principal amount of $125.0, it is assumed that all holders of the convertible debentures will exercise their option to convert their debentures in accordance with their terms at a temporarily increased conversion rate shortly following the closing of the mergers (although the holders’ actual decisions will depend upon their judgments based on the prevailing market conditions). For the purposes of the Unaudited Pro Forma Financial Statements, it is assumed that Merger Sub II, as successor to Convergys, which would then be a subsidiary of SYNNEX, will settle the conversions in cash in accordance with the existing indenture and accordingly, this amount has been included as part of the cash purchase consideration. A change in the Convergys common share price as described in Note 1 above could have a material impact on the actual convertible debentures conversion amount and correspondingly on the actual purchase consideration.

The estimated total consideration expected to be transferred reflected in these Unaudited Pro Forma Financial Statements does not purport to represent the actual consideration that will be transferred when the mergers are completed. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration transferred will be measured on the date the mergers are completed at the then-current market price. In addition, the cash consideration payable will be determined based on the SYNNEX average closing price upon completion of the mergers. This requirement will likely result in a different value of the common stock component of the purchase consideration and a per share equity component different from the values assumed in these Unaudited Pro Forma Financial Statements, and that difference may be material. As described in Note 1, and seen in the table above, an increase or decrease between certain thresholds in the SYNNEX stock price from the base trading price will result in a change in the exchange ratio and a partially offsetting decrease or increase in the number of shares of SYNNEX common stock to be issued. However, a change in the price of shares of SYNNEX common stock beyond the defined thresholds described in Note 1 or a material change between the SYNNEX average closing price and the price of shares of SYNNEX common stock on the day of closing could have a material impact on the actual purchase consideration.

Note 4. Preliminary Purchase Price Allocation

The following reflects the preliminary allocation of the estimated purchase consideration to identifiable net assets to be acquired and liabilities to be assumed. The excess of the estimated purchase consideration over the preliminary net tangible assets and preliminary intangible assets was recorded as goodwill:

Estimated fair value
Purchase consideration	$2,559.0

Estimated purchase price allocation
Historical book value of Convergys equity	$1,350.3
Convergys convertible debentures assumed to be converted due to change in control provisions related to the mergers, net of unamortized debt discount of $1.3	123.7
Less:
Elimination of historical Convergys goodwill	(933.6)
Elimination of historical Convergys intangibles	(272.2)
Elimination of Convergys deferred contract acquisition costs	(5.5)
Elimination of deferred taxes on Convergys convertible debentures	70.9
Elimination of deferred taxes on historical Convergys intangibles	191.3
Elimination of deferred taxes on certain other historical Convergys items	(3.3)
Add:
Preliminary Fair value of identifiable intangible assets	1,360.0
Deferred tax impact of identifiable intangible assets	(380.8)

Preliminary estimate of fair value of identifiable net assets acquired	$1,500.8

Goodwill	$1,058.2

The Unaudited Pro Forma Financial Statements reflect a preliminary allocation of the purchase price to identifiable assets and liabilities and unless otherwise noted in Note 5, fair values are assumed to approximate historical book values as of May 31, 2018. The remaining unallocated purchase price was allocated to goodwill. The final purchase price allocations, which will be based on third-party valuations, may result in different allocations for tangible and intangible assets than presented in these Unaudited Pro Forma Financial Statements, and those differences could be material.

Note 5. Pro Forma Adjustments

(A) The unaudited pro forma condensed combined balance sheet has been adjusted as indicated below to record the issuance of SYNNEX term loans, net of debt issuance costs and cash payments to Convergys shareholders, option holders and Convergys DSU holders. To finance the mergers and repay certain indebtedness, SYNNEX has obtained long-term term loan commitments aggregating $1,800. The actual amount may vary and will be determined based on the estimated cash component of the purchase consideration and other planned cash utilization prior to closing of the mergers. The unaudited pro forma condensed combined balance sheet assumes that the term loans of $1,800 would be entered into at, or near the closing of the transaction with maturities of 5 years, with an assumed weighted average interest rate of 3.76%, including 17 basis points of debt issuance cost. The loans will be repayable in equal quarterly installments of 1.25% of the original principal amount, commencing at the end of the second full fiscal quarter after the initial funding date, with the balance payable on the final maturity date.

To record cash proceeds from term loans (installments repayable within a year)	$67.5
To record cash proceeds from term loans (installments repayable after a year)	1,732.5
Debt discount and issuance costs	(14.1)
Less: Cash paid to:
Convergys shareholders	(1,206.9)
Convergys option holders	(3.8)
Convergys DSU/RSU/PSU holders	(11.2)
Convergys convertible debenture holders	(287.9)

$276.1

(B) To eliminate the historical carrying amounts of Convergys’ deferred contract acquisition costs of $2.7 and $2.8 from Other current assets and Other assets, respectively, as there is no future economic benefit associated with these assets. The unaudited pro forma condensed combined statement of operations have been adjusted to eliminate $1.3 and $1.5 of Convergys’ amortization of deferred contract costs for the year ended November 30, 2017 and six months ended May 31, 2018, respectively.

(C) To eliminate Convergys’ historical goodwill and record the preliminary estimate of goodwill as a result of the Acquisition:

	Convergys historical amount	Estimated goodwill	Net adjustment
Goodwill (see Note 4 above)	$933.6	$1,058.2	$124.6

(D) To eliminate the historical amounts of Convergys’ intangible assets, net and record the estimated fair values of the intangible assets acquired in connection with the mergers and associated amortization expenses. As of completion of the mergers, identifiable intangible assets are required to be measured at fair value, and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use.

The fair value of identifiable intangible assets is determined primarily using variations of the “income approach,” which is based on the present value of the future after-tax cash flows attributable to each identifiable intangible asset. Other valuation methods, including the market approach and cost approach, were also considered in estimating the fair value. As of the date of this joint proxy statement/prospectus, SYNNEX does not have sufficient information as to the amount, timing and risk of the cash flows from all of Convergys’ identifiable intangible assets to determine their fair value. Some of the more significant assumptions inherent in the development of intangible asset values, from the perspective of a market participant, include, but are not limited to: the amount and timing of projected future cash flows (including revenue and profitability); the discount rate selected to measure the risks inherent in the future cash flows; the assessment of the asset’s life cycle; and the competitive trends impacting the asset. However, for purposes of these Unaudited Pro Forma Financial Statements and using historical acquisition experience, economic factors and publicly available information, such as historical revenues, Convergys’ cost structure and certain other high-level assumptions, the fair value of Convergys’ identifiable intangible assets and their weighted-average useful lives have been preliminarily estimated as follows:

	Convergys historical amounts, net	Estimated fair value	Increase/ (decrease)	Estimated amortization (fiscal year ended November 30, 2017)	Estimated amortization (Six months ended May 31, 2018)	Estimated weighted average useful life (years)
Customer relationships and others	$272.2	$1,275.0	$1,002.8	$139.1	$66.3	5 -15
Technology	—	85.0	85.0	8.5	4.3	10

Total estimated intangible assets	$272.2	$1,360.0	$1,087.8	$147.6	$70.5

Elimination of the historical amortization of Convergys’ intangible assets				28.9	13.1

Total increase in amortization of intangible assets				$118.7	$57.4

Amortization of customer relationships and others is recorded in selling, general and administrative expenses. Amortization of technology is recorded in cost of services revenue.

These preliminary estimates of fair value and weighted-average useful life will likely be different from the amounts included in the final acquisition accounting, and the difference could have a material impact on the accompanying Unaudited Pro Forma Financial Statements. Once SYNNEX has full access to information about Convergys’ intangible assets, additional insight will be gained that could impact (i) the estimated total value assigned to identifiable intangible assets and/or (ii) the estimated weighted-average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to SYNNEX only upon access to additional information and/or by changes in such factors that may occur prior to completion of the mergers. These factors include, but are not limited to, changes in the regulatory, legislative, legal, technological and/or competitive environments. Increased knowledge about these and/or other elements could result in a change to the estimated fair value of the identifiable Convergys intangible assets and/or to the estimated weighted-average useful lives from what SYNNEX has assumed in these Unaudited Pro Forma Financial Statements. The combined effect of any such changes could then also result in a significant increase or decrease to SYNNEX’ estimate of associated amortization expense.

(E) As of the completion of the mergers, SYNNEX will establish net deferred tax liabilities and make other tax adjustments as part of the accounting for the mergers, primarily related to estimated fair value adjustments for identifiable intangible assets and convertible debt. Deferred taxes are recognized for the temporary difference between assigned values in the purchase price allocation and the carryover tax bases of assets acquired and liabilities assumed. The pro forma adjustments to record the effect of deferred taxes was computed as follows:

Estimated fair value of identifiable intangible assets to be acquired	$1,360.0

Deferred tax liabilities associated with the estimated fair value of identified intangible assets to be acquired, at 28%(1)	(380.8)
Pro Forma Adjustments to Deferred Taxes:
Elimination of deferred taxes on Convergys convertible debentures	70.9
Elimination of deferred taxes on historical Convergys intangibles	191.3
Elimination of deferred taxes on certain other historical Convergys items	(3.3)

Deferred taxes associated with the estimated fair value adjustments of assets to be acquired and liabilities to be assumed	$(121.9)

(1)

SYNNEX assumed a 28% tax rate when estimating the deferred tax impacts of the acquisition, which is based on the applicable statutory rate as of the assumed acquisition date and appropriately reflects certain SYNNEX and Convergys bases differences that will not result in taxable or deductible amounts in future years when the related financial reporting asset or liability will be recovered or settled.

(F) The unaudited pro forma condensed combined balance sheet has been adjusted to reclassify Convergys’ borrowings of $54.0 under its asset securitization facility and historically reported as long-term debt, as current borrowings in conformity with SYNNEX classification of revolving lines of credit. Amounts drawn under this facility are classified as long-term debt within the Convergys’ historical balance sheet, based on its ability and intent to refinance on a long-term basis.

(G) As described in Note 3, the convertible debentures are assumed to be converted in connection with the mergers. Accordingly, the unaudited pro forma condensed combined balance sheet has been adjusted to eliminate the liability and equity components of the convertible debentures of $125.0, net of debt discount of $1.3. The entire debt discount was recorded within long-term debt and capital lease obligations in Convergys’ historical financial statements.

June 30, 2018
Liability component of the Convergys convertible debentures	$65.3
Equity component of the Convergys convertible debentures	58.4

Convergys convertible debentures, net of debt discount	$123.7

(H) The unaudited pro forma condensed combined balance sheet has been adjusted to eliminate Convergys’ historical shareholders’ equity accounts.

(I) Reclassifications have been made to the presentation of Convergys’ historical financial statements in order to conform to SYNNEX’ presentation. During the year ended November 30, 2017, Convergys’ Depreciation, Restructuring costs and Transaction and integration costs have been reclassified as Selling, general and administrative expenses in the unaudited pro forma condensed combined statement of operations. During the six months ended May 31, 2018, Convergys’ Depreciation and Restructuring costs have been reclassified as Selling, general and administrative expenses in the unaudited pro forma condensed combined statement of operations.

(J) The unaudited pro forma condensed combined statement of operations for the six months ended May 31, 2018 has been adjusted to eliminate costs of $10.2 incurred by Convergys in connection with the mergers. The unaudited pro forma condensed combined balance sheet as of May 31, 2018 has been adjusted to record estimated acquisition-related transaction costs of $63.8 ($45.9, net of taxes) expected to be incurred subsequent to May 31, 2018, with the net of tax impact presented as an increase to accounts payable and other liabilities and a decrease to retained earnings. Total estimated acquisition-related transaction costs to be incurred by SYNNEX and Convergys are approximately $14.8 and $49.0, respectively. A corresponding tax benefit of $17.9 has been recorded in accounts payable and other liabilities. To the extent, the estimated Convergys costs of $49.0 are incurred prior to the closing of the mergers, these costs will not form part of the combined retained earnings as Convergys’ historical shareholders’ equity accounts will be eliminated upon acquisition (see Note 5H).

(K) The unaudited pro forma statements of operations have been adjusted to record estimated additional interest expense related to the estimated $1,800 of borrowings that will be used by SYNNEX to fund the mergers and eliminate the historical interest expense associated with the convertible debentures, which are assumed to be settled upon closing of the mergers (see Note 3). The weighted average interest rate on the term loans is estimated to be 3.76%, including 17 basis points of debt issuance cost. In addition, the expected increase in the SYNNEX leverage ratio due to the borrowings to finance the mergers is estimated to result in additional interest expense of approximately 0.51% related to the existing term loans.

	Year ended November 30, 2017	Six months ended May 31, 2018
Additional interest expense associated with term loans of $1,800 to finance the mergers	$67.0	$32.3
Additional interest expense associated with the existing term loans	5.9	2.8
Elimination of historical interest expense associated with Convergys convertible debentures assumed to be settled as part of the mergers.	(9.2)	(4.7)

Total estimated increase in interest expense	$63.6	$30.5

Effect on Net Income of a 1/8% variance in interest rate related to the term loans to finance the mergers and the additional interest on the existing term loans:

Pro Forma net income	Net income given a 1/8% decrease in interest rate	Net income assuming no change in interest rate	Net income given a 1/8% increase in interest rate
For the year ended November 30, 2017	$307.6	$305.3	$302.9

For the six months ended May 31, 2018	$108.3	$107.0	$105.7

(L) The unaudited pro forma statements of operations have been adjusted to reflect the aggregate pro forma income tax effect of the pro forma adjustments above. SYNNEX assumed a blended tax rate of 35% and 28% for the year ended November 30, 2017 and six months ended May 31, 2018, respectively, when estimating the tax impact of the mergers, representing the federal statutory tax rate applicable to each period and exclusion of any state tax impacts that are unknown as of the date of this joint proxy statement/prospectus. Such unknown amounts are expected to be immaterial. The pro forma combined provision for income taxes does not reflect the amounts that would have resulted had SYNNEX and Convergys filed consolidated income tax returns during the periods presented. The blended tax rates are estimates and do not take into account future income tax strategies that may be applied to the combined entity.

SYNNEX’ historical Consolidated Statement of Operations for the six months ended May 31, 2018 reflects a charge of $24.7 related to transition tax on accumulated overseas profits and the remeasurement of deferred tax assets and liabilities to the new U.S. tax rate related to the enactment of the Tax Cuts and Jobs Act of 2017. Convergys’ historical Consolidated Statements of Income reflect charges of $34.1 and $2.3 for the year ended December 31, 2017 and six months ended June 30, 2018, respectively, related to the Tax Cuts and Jobs Act of 2017. These amounts are provisional and final adjustments may materially impact the combined income tax provision in the period in which the adjustments are made as each company completes its analysis of the Tax Cuts and Jobs Act of 2017.

(M) Pro forma combined weighted average basic and diluted common shares outstanding for the year ended November 30, 2017 and six months ended May 31, 2018, were calculated using the SYNNEX weighted average basic and diluted common shares outstanding at those dates together with the 10.9 shares of SYNNEX common stock assumed to be issued as partial consideration for the mergers, which would have been outstanding throughout the year ended November 30, 2017 and the six months ended May 31, 2018, as follows:

	Year ended November 30, 2017	Six months ended May 31, 2018
Historical SYNNEX weighted average number of common shares outstanding - basic	39.6	39.6
SYNNEX shares assumed to be issued for the mergers	10.9	10.9

Pro Forma Combined weighted average number of common shares outstanding - basic	50.4	50.5
Effect of dilutive securities:
SYNNEX historical stock options and restricted stock units	0.2	0.3

Pro Forma Combined weighted average number of common shares outstanding - diluted	50.6	50.7

The following table sets forth the computation of basic and diluted pro forma combined earnings per share of SYNNEX common stock for the periods indicated.

	Year ended November 30, 2017	Six months ended May 31, 2018
Basic pro forma combined earnings per common share:
Pro forma combined Net income	$305.3	$107.0
Less: pro forma combined net income allocated to participating securities	(2.2)	(0.8)

Pro forma combined Net income attributable to common stockholders	$303.0	$106.2
Pro forma combined weighted-average number of common shares - basic	50.4	50.5

Basic pro forma combined earnings per SYNNEX common stock	$6.01	$2.10

Diluted pro forma combined earnings per common share:
Pro forma combined Net income	$305.3	$107.0
Less: pro forma combined net income allocated to participating securities	(2.2)	(0.8)

Pro forma combined Net income attributable to common stockholders	$303.1	$106.2
Pro forma combined weighted-average number of common shares - diluted	50.6	50.7

Diluted pro forma combined earnings per SYNNEX common stock	$5.99	$2.09

(N) The Unaudited Pro Forma Financial Statements do not present a combined dividend per share amount. On each of January 31, 2018, April 27, 2018 and July 27, 2018, SYNNEX paid a dividend of $0.35 per share of SYNNEX common stock. On each of January 5, 2018 and April 6, 2018, Convergys paid a dividend of $0.10 per Convergys common share, and on July 6, 2018, Convergys paid a dividend of $0.11 per Convergys share. Under the terms of the merger agreement, during the period prior to completion of the mergers, SYNNEX and Convergys are not permitted to declare, set aside or pay any dividend or other distribution other than their regular cash dividends in the ordinary course of business consistent with past practices and subject to certain limitations. The dividend policy of SYNNEX following completion of the mergers will be determined by SYNNEX’ board of directors.

Note 6. Federal Income Tax Consequences of the Mergers

The Unaudited Pro Forma Financial Statements assume that the mergers qualify as a tax-free reorganization for federal income tax purposes.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

The following table sets forth, for the fiscal periods indicated, the intra-day high and low sales prices per share of SYNNEX common stock and Convergys common share as reported on the NYSE. Shares of SYNNEX common stock are traded on the NYSE under the symbol “SNX”, and the Convergys common shares are traded on the NYSE under the symbol “CVG.” The NYSE has been the principal trading market for shares of SYNNEX common stock and Convergys common shares since November 25, 2003 and August 13, 1998, respectively.

	SYNNEX common stock		Convergys common shares
	Low	High	Low	High
Fiscal year 2018
First quarter	$109.95	$141.94	$21.13	$24.91
Second quarter	93.87	128.32	21.58	26.72
Third quarter (through August 23, 2018)	93.80	116.47	24.06	25.75

Fiscal year 2017
First quarter	$116.33	$129.24	$20.15	$26.60
Second quarter	101.48	121.76	20.60	25.00
Third quarter	108.23	131.35	22.91	26.08
Fourth quarter	110.02	137.80	22.73	26.66

Fiscal year 2016
First quarter	$75.87	$96.59	$22.53	$27.84
Second quarter	77.54	102.83	24.30	28.54
Third quarter	89.09	108.03	24.78	30.92
Fourth quarter	100.06	118.80	23.87	30.42

The following table sets forth the closing sale price per share of SYNNEX common stock and Convergys common share as reported on the NYSE on June 28, 2018, the last trading day before the public announcement of the merger agreement, and on August 23, 2018, the most recent trading day prior to the date of this joint proxy statement/prospectus for which this information was available. The table also shows the implied value of the merger consideration for each Convergys common share as of the same two dates. This implied value was calculated by multiplying the closing sale price of a share of SYNNEX common stock on the relevant date by the applicable exchange ratio and adding the cash component of the merger consideration, or $13.25.

	SYNNEX common stock	Convergys common share	Implied per share value of merger consideration
June 28, 2018	$106.74	$25.37	$25.98
August 23, 2018	$96.40	$24.52	$25.18

The market prices of shares of SYNNEX common stock and Convergys common shares have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Convergys special meeting and the date the mergers are completed and thereafter. No assurance can be given concerning the market prices of shares of SYNNEX common stock or Convergys common shares before completion of the mergers or shares of SYNNEX common stock after completion of the mergers. The exchange ratio is determined based on the 20 day volume weighted average trading price of shares of SYNNEX common stock three trading days prior to the closing of the mergers. The market price of shares of SYNNEX common stock (and therefore the value of the merger consideration) when received by Convergys shareholders after the mergers are completed could be greater than, less than or the same as shown in the table above. Accordingly, Convergys shareholders are advised to obtain current market quotations for shares of SYNNEX common stock and Convergys common shares in deciding whether to vote for adoption of the merger agreement.

Dividends

SYNNEX currently pays a quarterly dividend on shares of SYNNEX common stock and last paid a dividend on July 27, 2018, of $0.35 per share.

Convergys currently pays a quarterly dividend on Convergys common shares and last paid a dividend on July 6, 2018, of $0.11 per share. Under the terms of the merger agreement, during the period before completion of the mergers, Convergys is not permitted to declare, set aside or pay any dividend or other distribution other than its regular cash dividend in the ordinary course of business consistent with past practice in an amount not to exceed $0.11 per share per quarter.

After completion of the mergers, each former Convergys shareholder who holds shares of SYNNEX common stock into which Convergys common shares have been converted in connection with the mergers will receive whatever dividends are declared and paid on shares of SYNNEX common stock. However, no dividend or other distribution having a record date after completion of the mergers will actually be paid with respect to any shares of SYNNEX common stock into which Convergys common shares have been converted in connection with the mergers until the certificates formerly representing Convergys common shares have been surrendered (or evidence of shares in book-entry form formerly representing Convergys common shares have been transferred), at which time any accrued dividends and other distributions on those shares of SYNNEX common stock will be paid without interest. Subject to the limitations set forth in the merger agreement described above, any future dividends by SYNNEX will be made at the discretion of SYNNEX’ board of directors. Subject to the limitations set forth in the merger agreement described above, any future dividends by Convergys will be made at the discretion of Convergys’ board of directors. There can be no assurance that any future dividends will be declared or paid by SYNNEX or Convergys or as to the amount or timing of those dividends, if any.

RISK FACTORS

In addition to the other information contained or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in determining whether to vote for the adoption of the merger agreement and/or the approval of the stock issuance. You should also read and consider the risk factors associated with each of the businesses of SYNNEX and Convergys because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Part I, Item 1A, “Risk Factors” in each company’s Annual Report on Form 10-K for the year ended November 30, 2017 and December 31, 2017, respectively, and under Part II, Item 1A, “Risk Factors” in SYNNEX’ Quarterly Reports on Form 10-Q for the quarterly periods ended May 31, 2018 and February 28, 2018 and Convergys’ Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2018 and March 31, 2018, each of which is on file with the SEC and all of which are incorporated by reference into this joint proxy statement/prospectus.

Because the exchange ratio is fixed for price fluctuations in shares of SYNNEX common stock of less than 10% and more than 15% from a base price, Convergys shareholders cannot be sure of the value of the merger consideration they will receive in the mergers.

Upon completion of the initial merger, each Convergys common share outstanding immediately prior to the mergers (other than those held by Convergys as treasury stock, by SYNNEX or by any subsidiary of Convergys or SYNNEX or with respect to which appraisal rights have been properly exercised in accordance with the OGCL) will be converted into the right to receive $13.25 in cash, without interest, and 0.1193 shares of SYNNEX common stock, subject to adjustment as provided in the merger agreement in the event that the trading price of shares of SYNNEX common stock prior to the closing of the mergers increases or decreases by more than 10% from a base price of $111.0766. Because the exchange ratio is fixed for price fluctuations in shares of SYNNEX common stock of less than 10% and more than 15% from a base price, the value of the stock portion of the merger consideration will depend on the market price of shares of SYNNEX common stock at the time the mergers are completed. The market price of shares of SYNNEX common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Convergys special meeting and the date the mergers are completed, which could occur a considerable amount of time after the date of the Convergys special meeting, and thereafter. Accordingly, at the time of the Convergys special meeting, Convergys shareholders will not know or be able to determine the market value of the merger consideration they would receive upon completion of the mergers. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in SYNNEX’ and Convergys’ respective businesses, operations and prospects, market assessments of the likelihood that the mergers will be completed, the timing of the mergers and regulatory considerations. Many of these factors are beyond SYNNEX’ and Convergys’ control. SYNNEX stockholders and Convergys shareholders are urged to obtain current market quotations for shares of SYNNEX common stock in deciding whether to vote for the stock issuance or the adoption of the merger agreement, as applicable.

The market price of shares of SYNNEX common stock after the mergers may be affected by factors different from those that are currently affecting or historically have affected the market price of Convergys common shares.

Upon completion of the mergers, holders of Convergys common shares will become holders of SYNNEX common stock. The businesses of SYNNEX differ from those of Convergys in important respects and, accordingly, the results of operations of SYNNEX after the mergers, as well as the market price of SYNNEX common stock, may be affected by factors different from those that are currently affecting or historically have affected the results of operations of Convergys as a stand-alone public company, as well as the market price of Convergys common shares. For further information on the respective businesses of SYNNEX and Convergys and certain factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”

After completion of the mergers, SYNNEX may fail to realize the anticipated benefits and cost savings of the mergers, which could adversely affect the value of shares of SYNNEX common stock.

The success of the mergers will depend, in part, on SYNNEX’ ability to realize the anticipated benefits and cost savings from combining the businesses of SYNNEX and Convergys. SYNNEX’ ability to realize these anticipated benefits and cost savings is subject to certain risks including:

•	SYNNEX’ ability to successfully combine the businesses of SYNNEX and Convergys;

•	whether the combined businesses will perform as expected;

•	the possibility that SYNNEX paid more for Convergys than the value it will derive from the mergers;

•	the reduction of SYNNEX’ cash available for operations and other uses and the incurrence of indebtedness to finance the mergers; and

•	the assumption of known and unknown liabilities of Convergys.

If SYNNEX is not able to successfully combine the businesses of SYNNEX and Convergys within the anticipated time frame, or at all, the anticipated cost savings and other benefits of the mergers may not be realized fully or at all or may take longer to realize than expected, the combined businesses may not perform as expected and the value of the shares of SYNNEX common stock may be adversely affected.

SYNNEX and Convergys have operated and, until completion of the mergers will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key SYNNEX or Convergys employees, the disruption of either or both companies’ ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed in integrating the operations of Convergys and SYNNEX in order to realize the anticipated benefits of the mergers so the combined business performs as expected include, among other things:

•	integrating the companies’ technologies, products and services;

•	identifying and eliminating redundant and underperforming operations and assets;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ corporate, administrative and information technology infrastructure;

•	coordinating sales, service delivery and marketing efforts;

•	managing the movement of certain businesses and positions to different locations; and

•	maintaining existing agreements with customers and vendors and avoiding delays in entering into new agreements with prospective customers and vendors.

In addition, at times, the attention of certain members of each company’s management and resources may be focused on completion of the mergers and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

SYNNEX and Convergys may have difficulty attracting, motivating and retaining executives and other key employees in light of the mergers.

Uncertainty about the effect of the mergers on SYNNEX and Convergys employees may have an adverse effect on each of SYNNEX and Convergys separately and consequently the combined business. This uncertainty may impair SYNNEX’ and/or Convergys’ ability to attract, retain and motivate key personnel until the mergers are complete. Employee retention may be particularly challenging during the pendency of the mergers, as employees of SYNNEX and Convergys may experience uncertainty about their future roles with the combined business. Furthermore, if key employees of SYNNEX or Convergys depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined business, SYNNEX or Convergys may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees, and SYNNEX’ ability to realize the anticipated benefits of the mergers may be adversely affected.

In order to complete the mergers, SYNNEX and Convergys must obtain certain governmental authorizations, and if such authorizations are not granted, the mergers cannot be completed.

Completion of the mergers is conditioned upon the expiration or early termination of the waiting period under the HSR Act (such early termination was granted, effective on July 30, 2018), and completion of all other required antitrust filings, notices, approvals and clearances. Although SYNNEX and Convergys have agreed in the merger agreement to use their reasonable best efforts, subject to certain limitations, to make the required governmental filings and obtain the antitrust approvals, as the case may be, there can be no assurance that the relevant waiting periods will expire or authorizations will be obtained, and if such authorizations are not obtained, the mergers will not be completed. See “The Merger Agreement—Conditions to Completion of the Mergers” and “The Merger Agreement—Regulatory Approvals.”

In addition to receipt of certain governmental authorizations, completion of the mergers is subject to a number of other conditions, and if these conditions are not satisfied or waived, the mergers will not be completed.

The obligations of SYNNEX and Convergys to complete the mergers are subject to satisfaction or waiver of a number of conditions in addition to obtaining the antitrust approvals, including, among other conditions: (i) adoption of the merger agreement by Convergys shareholders at the Convergys special meeting; (ii) approval of the stock issuance by SYNNEX stockholders at the SYNNEX special meeting; and (iii) the absence of a material adverse effect on the other party (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” for the definition of material adverse effect). For a more complete summary of the conditions that must be satisfied or waived prior to completion of the mergers, see “The Merger Agreement—Conditions to Completion of the Mergers.” There can be no assurance that the conditions to completion of the mergers will be satisfied or waived or that the mergers will be completed.

In addition, the SYNNEX special meeting and the Convergys special meeting may take place before the antitrust approvals have been obtained and, therefore, before the terms on which the antitrust approvals may be obtained, or the conditions to obtaining the antitrust approvals that may be imposed, are known. As a result, if SYNNEX stockholders approve the stock issuance at the SYNNEX special meeting, or Convergys shareholders adopt the merger agreement at the Convergys special meeting, SYNNEX and Convergys may make decisions after the respective meetings to waive a condition as to the receipt of the antitrust approvals or to take certain actions required to obtain the antitrust approvals without seeking further shareholder or stockholder approval, as applicable, and such actions could have an adverse effect on the combined company.

SYNNEX’ and Convergys’ business relationships may be subject to disruption due to uncertainty associated with the mergers.

Parties that conduct business with SYNNEX or Convergys may experience uncertainty associated with the mergers, including with respect to current or future business relationships with SYNNEX, Convergys or the combined business. SYNNEX’ and Convergys’ business relationships may be subject to disruption as customers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than SYNNEX, Convergys or the combined business. These disruptions could have a material and adverse effect on the businesses, financial condition, results of operations or prospects of the combined business, including a material and adverse effect on SYNNEX’ ability to realize the anticipated benefits of the mergers. The risk and adverse effect of such disruptions could be exacerbated by a delay in completion of the mergers or termination of the merger agreement.

Certain of Convergys’ executive officers and directors have interests in the mergers that may be different from your interests as a shareholder of Convergys.

When considering the recommendation of Convergys’ board of directors that Convergys shareholders vote in favor of the adoption of the merger agreement, Convergys shareholders should be aware that certain of the executive officers and directors of Convergys have interests in the mergers that may be different from, or in addition to, the interests of Convergys shareholders generally. These include treatment of unvested Convergys equity awards in accordance with the merger agreement, in the case of executive officers only, potential severance benefits and rights to continuing indemnification and directors’ and officers’ liability insurance. See “Interests of Convergys’ Directors and Executive Officers in the Mergers” for a more detailed description of these interests. Convergys’ board of directors and SYNNEX’ board of directors were aware of these interests and considered them, among other things, in evaluating and negotiating the merger agreement and the mergers and in recommending that Convergys shareholders adopt the merger agreement and that the SYNNEX stockholders approve the stock issuance, respectively.

The merger agreement contains provisions that make it more difficult for Convergys to pursue alternatives to the mergers.

The merger agreement contains provisions that make it more difficult for Convergys to sell its business to a party other than SYNNEX. These provisions include a general prohibition on Convergys from soliciting any acquisition proposal. Further, there are only limited exceptions to Convergys’ agreement that its board of directors will not change, withdraw or modify in a manner adverse to SYNNEX the recommendation of its board of directors in favor of the adoption of the merger agreement, and SYNNEX generally has a right to match any acquisition proposal that may be made. However, at any time prior to the adoption of the merger agreement by Convergys shareholders, Convergys’ board of directors is permitted to take certain of these actions if it determines in good faith that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law. See “The Merger Agreement—No Solicitation” and “The Merger Agreement—Termination Fees and Expenses.”

The parties believe these provisions are reasonable and not preclusive of other offers, but these restrictions might discourage a third party that has an interest in acquiring all or a significant part of Convergys from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher value per Convergys common share than the currently proposed merger consideration. Furthermore, the termination and expense reimbursement fees described below may result in a potential competing acquirer proposing to pay a lower price per Convergys common share to acquire Convergys than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable by Convergys in certain circumstances.

There can be no assurances that Convergys shareholders will not be required to recognize gain for U.S. federal income tax purposes upon the exchange of Convergys common shares for shares of SYNNEX common stock and cash in the initial merger.

Although SYNNEX and Convergys have agreed to use reasonable best efforts to cause the initial merger, together with the subsequent merger, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, there can be no assurance that the mergers will so qualify. In addition, the completion of the mergers is not conditioned on the mergers qualifying for the intended tax treatment or on the receipt of an opinion of counsel or IRS ruling to that effect, and whether or not the mergers will qualify for the intended tax treatment depends on facts that will not be known until the mergers are completed. In particular, the intended tax treatment requires that the value of the shares of SYNNEX common stock issued to Convergys shareholders in the initial merger, determined as of the completion of the initial merger, represents at least a minimum percentage of the total consideration paid to Convergys shareholders in the initial merger. While there is no specific guidance as to precisely what minimum percentage is necessary to satisfy this requirement, it would be satisfied if the shares of SYNNEX common stock (valued as of completion of the initial merger) represents at least 40% of the total merger consideration. Because this test is based on the value of the shares of SYNNEX common stock as of completion of the initial merger, a decline in the value of the SYNNEX common stock could cause this requirement not to be met. Accordingly, no assurance can be given that the mergers will qualify for the intended tax treatment.

You should read the section “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences” and consult your own tax advisors regarding the U.S. federal income tax consequences of the transaction to you in your particular circumstances.

Failure to complete the mergers could negatively impact the stock price and the future business and financial results of SYNNEX and Convergys.

If the mergers are not completed for any reason, including as a result of Convergys shareholders failing to adopt the merger agreement or SYNNEX stockholders failing to approve the stock issuance, the ongoing businesses of SYNNEX and Convergys may be materially and adversely affected and, without realizing any of the benefits of having completed the mergers, SYNNEX and Convergys would be subject to a number of risks, including the following:

•

SYNNEX and Convergys may experience negative reactions from the financial markets, including negative impacts on their respective stock prices, and from their respective customers, vendors and employees;

•

Convergys may be required to pay SYNNEX a termination fee of $74.0 million (or $37.0 million, in certain circumstances) if the merger agreement is terminated under certain circumstances or an expense reimbursement fee of $12.35 million if Convergys shareholders fail to approve and adopt the merger agreement, and SYNNEX may be required to pay Convergys an expense reimbursement fee of $12.35 million if the SYNNEX stockholders fail to approve the stock issuance (see “The Merger Agreement—Termination Fees and Expenses”);

•	SYNNEX and Convergys will be required to pay certain transaction expenses and other costs incurred in connection with the mergers, whether or not the mergers are completed;

•

the merger agreement places certain restrictions on the conduct of Convergys’ and SYNNEX’ businesses prior to completion of the mergers (see “The Merger Agreement—Conduct of Business Pending the Mergers” for a description of the restrictive covenants applicable to Convergys and SYNNEX); and

•

matters relating to the mergers (including integration planning) will require substantial commitments of time and resources by SYNNEX’ and Convergys’ management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to either SYNNEX or Convergys as an independent company.

There can be no assurance that the risks described above will not materialize. If any of those risks materialize, they may materially and adversely affect SYNNEX’ and/or Convergys’ businesses, financial condition, financial results and/or stock prices.

The shares of SYNNEX common stock to be received by Convergys shareholders upon completion of the mergers will have different rights from Convergys common shares.

Upon completion of the mergers, Convergys shareholders will no longer be shareholders of Convergys, an Ohio corporation, but will instead become stockholders of SYNNEX, a Delaware corporation, and their rights as SYNNEX stockholders will be governed by Delaware law and the terms of SYNNEX’ restated certificate of incorporation, which is referred to in this joint proxy statement/prospectus as SYNNEX’ charter, and SYNNEX’ amended and restated bylaws, which are referred to in this joint proxy statement/prospectus as SYNNEX’ bylaws. Delaware law and the terms of SYNNEX’ charter and SYNNEX’ bylaws are in some respects materially different than Ohio law and the terms of Convergys’ amended articles of incorporation, which are referred to in this joint proxy statement/prospectus as Convergys’ articles, and Convergys’ amended and restated code of regulations, which are referred to in this joint proxy statement/prospectus as Convergys’ code, which currently govern the rights of Convergys shareholders. See “Comparison of Stockholder Rights” for a discussion of the different rights associated with Convergys common shares and SYNNEX common stock.

Current SYNNEX stockholders and Convergys shareholders will have a reduced ownership and voting interest after the mergers and will exercise less influence over the management of the combined company.

Upon the completion of the mergers, SYNNEX expects to issue up to approximately 11,277,434 shares of SYNNEX common stock to Convergys shareholders in connection with the transactions contemplated by the merger agreement and up to approximately 801,000 shares of its common stock which may be issued upon conversion of the convertible debentures. As a result, it is expected that, immediately after completion of the mergers, former Convergys shareholders will own approximately 22% of the outstanding shares of SYNNEX common stock excluding the potential issuance of shares upon conversion of the convertible debentures. Consequently, current SYNNEX stockholders in the aggregate will have less influence over the management and policies of SYNNEX than they currently have over the management and policies of SYNNEX, and Convergys shareholders in the aggregate will have less influence over the management and policies of SYNNEX than they currently have over the management and policies of Convergys.

SYNNEX and Convergys may be targets of securities class action and derivative lawsuits relating to the mergers, which could result in substantial costs and may delay or prevent the mergers from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on SYNNEX’ or Convergys’ liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the mergers, then that injunction may delay or prevent the mergers from being completed. Currently, SYNNEX and Convergys are not aware of any securities class action lawsuits or derivative lawsuits being filed in connection with the mergers.

The proposed acquisition of Convergys and the incurrence of debt to fund the proposed acquisition of Convergys may impact SYNNEX’ financial position and subject SYNNEX to additional financial and operating restrictions.

As of May 31, 2018, SYNNEX had $1.8 billion of total debt. SYNNEX expects to incur a substantial amount of additional debt in connection with the proposed acquisition of Convergys. SYNNEX expects that upon completion of the proposed acquisition of Convergys and the related financing transactions, SYNNEX’ total debt will increase to approximately $3.6 billion. If SYNNEX is unable to raise financing on acceptable terms, SYNNEX may need to rely on the bridge facility, which may result in higher borrowing costs and a shorter maturity than those from other anticipated financing alternatives. In addition, if SYNNEX is unable to obtain long term debt financing on the terms it anticipates, then such alternative long term debt financing may subject

SYNNEX to additional financial and operating covenants, which may limit its flexibility in responding to its business needs. SYNNEX expects to obtain long term secured debt financing in lieu of all or a portion of the commitment provided under tranche A of the bridge facility. However, there can be no assurance SYNNEX will be able to obtain such permanent debt financing.

The mergers will allow holders of the Convergys’ outstanding convertible debentures to convert their debentures at a temporarily increased conversion rate.

Under the terms of the convertible debentures, the mergers will constitute a fundamental change and a make-whole fundamental change. As a result, holders of the convertible debentures will be permitted to choose (i) to convert their convertible debentures at a temporarily increased conversion rate, (ii) to require Convergys to buy back their convertible debentures for a price equal to their principal amount plus accrued but unpaid interest to but excluding the repurchase date, or (iii) to continue holding their convertible debentures. If the closing of the mergers occurs, the holders of the convertible debentures are expected to exercise the right to convert their debentures in accordance with their terms at a temporarily increased conversion rate shortly following the closing of the mergers (although the holders’ actual decisions will depend upon their judgments based on the prevailing market conditions). Upon conversion following the closing of the mergers, the convertible debentures would be convertible into either cash or a combination of cash and shares of SYNNEX common stock, at the election of Merger Sub II, as successor to Convergys, which would then be a subsidiary of SYNNEX. As of June 30, 2018, $125.0 million of aggregate principal amount of the convertible debentures were outstanding. For further information concerning the convertible debentures, including the calculation of amounts payable upon conversion, see “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Ownership of SYNNEX Common Stock After the Mergers.”

The need to pay cash amounts owing on conversion of, or in respect of any demands for repurchase of, the convertible debentures in connection with the mergers, and to issue SYNNEX common stock upon conversion, should SYNNEX elect to settle conversions with a combination of cash and shares of SYNNEX common stock, may have an adverse effect on the value of SYNNEX common stock. Furthermore, the delivery of conversion notices by holders of the convertible debentures prior to the closing of the mergers will require Convergys to settle such conversions regardless of whether or not the closing of the mergers occurs. As a result, if the mergers do not close, Convergys would still be required to pay in cash the principal amount of the convertible debentures surrendered for conversion, and deliver cash, Convergys common shares or a combination of cash and shares with respect to the excess thereof. Such requirement could have a material adverse effect on Convergys’ financial condition and liquidity.

SYNNEX and Convergys will incur significant transaction and integration-related costs in connection with the mergers, and any such costs could adversely affect SYNNEX’ ability to execute on its integration plan.

SYNNEX expects to incur a number of non-recurring costs associated with the mergers and combining the operations of the two companies. Additionally, each of SYNNEX and Convergys will incur significant transaction costs related to the mergers, which must be paid even If the mergers are not completed. These costs are substantial and include financial advisory, legal and accounting costs. SYNNEX also will incur significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. SYNNEX continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the mergers and the integration of the two companies’ businesses. Although SYNNEX expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow SYNNEX to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

The mergers may not be accretive, and may be dilutive, to SYNNEX’ operating earnings per share, which may negatively affect the market price of shares of SYNNEX common stock.

SYNNEX currently projects that the mergers will be accretive to adjusted non-GAAP diluted earnings per share during the first 12 months after close. This projection is based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay the accretion that is currently projected or could result in dilution, including adverse changes in market conditions, additional transaction and integration-related costs and other factors such as the failure to realize some or all of the anticipated benefits of the mergers. Any dilution of, decrease in or delay of any accretion to, SYNNEX’ non-GAAP diluted earnings per share could cause the price of shares of SYNNEX common stock to decline or grow at a reduced rate.

The opinions obtained by each of Convergys’ and SYNNEX’ board of directors from their respective financial advisors do not reflect changes in circumstances subsequent to the respective dates of such opinions.

Consistent with market practice, Convergys’ board of directors has not obtained, and does not intend to obtain, an updated opinion from its financial advisor, and SYNNEX’ board of directors has not obtained, and does not intend to obtain, an updated opinion from its financial advisor. The respective opinions received by Convergys’ board of directors and SYNNEX’ board of directors prior to the execution of the merger agreement do not speak to the time when the mergers will be completed or to any date other than the date of such opinion. As a result, the respective opinions do not address the fairness, from a financial point of view, as of the time the mergers are completed, to holders of Convergys common shares of the merger consideration to be received by such holders pursuant to the merger agreement, or the fairness, from a financial point of view, to SYNNEX of the merger consideration to be paid by SYNNEX pursuant to the merger agreement. For descriptions of the respective opinions rendered by each of Centerview and BofA Merrill Lynch, see “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Opinion of Convergys’ Financial Advisor” and “—Opinion of SYNNEX’ Financial Advisor” and the full text of the opinions contained in Annexes B and C to this joint proxy statement/prospectus, respectively.

The unaudited pro forma condensed combined financial information and prospective financial information included in this joint proxy statement/prospectus is presented for illustrative purposes only and does not represent the actual financial position or results of operations of the combined company following the completion of the mergers or reflect the effect of any divestitures that may be required in connection with the mergers.

The unaudited pro forma condensed combined financial information and prospective financial information contained in this joint proxy statement/prospectus is presented for illustrative purposes only, contains a variety of adjustments, assumptions and preliminary estimates and does not represent the actual financial position or results of operations of SYNNEX and Convergys prior to the mergers or that of the combined company following the mergers for several reasons. Specifically, the unaudited pro forma condensed combined financial information does not reflect the effect of any potential divestitures that may occur prior to or subsequent to the completion of the mergers or SYNNEX’ projected reduction of its debt to capitalization ratio following the completion of the mergers. See “SYNNEX Unaudited Pro Forma Condensed Combined Financial Information,” “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Unaudited Prospective Financial Information” and “Equivalent and Comparative Per Share Information.” The actual financial positions and results of operations of Convergys and SYNNEX prior to the mergers and that of the combined company following the mergers may not be consistent with, or evident from, the unaudited pro forma condensed combined financial information or prospective financial information included in this joint proxy statement/prospectus. In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial information and prospective financial information included in this joint proxy statement/prospectus may not prove to be accurate and may be affected by other factors. Any significant changes in the market price of shares of SYNNEX common stock may cause a significant change in the purchase price used for

SYNNEX’ accounting purposes and the pro forma financial information contained in this joint proxy statement/prospectus.

Risks relating to SYNNEX and Convergys.

SYNNEX and Convergys are, and following the completion of the mergers, SYNNEX will continue to be, subject to the risks described in (i) Part I, Item 1A in SYNNEX’ Annual Report on Form 10-K for the year ended November 30, 2017, and filed with the SEC on January 29, 2018, (ii) Part II, Item 1A in SYNNEX’ Quarterly Reports on Form 10-Q for the quarterly periods ended February 28, 2018 and May 31, 2018, filed with the SEC on April 06, 2018, and July 6, 2018, respectively, (iii) Part I, Item 1A in Convergys’ Annual Report on Form 10-K for the year ended December 31, 2017 and filed with the SEC on February 21, 2018, (iv) Part II, Item 1A in Convergys’ Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 and June 30, 2018, filed with the SEC on May 8, 2018 and August 7, 2018, respectively, in each case, incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SYNNEX and Convergys have included in this joint proxy statement/prospectus certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 related to SYNNEX, Convergys and the proposed acquisition of Convergys by SYNNEX. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Convergys, SYNNEX or the combined company. These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could and should and the negative of these terms or other similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, including future financial and operating results, plans, objectives, expectations and intentions; the anticipated timing of closing of the acquisition; treatment of the convertible debentures and SYNNEX’ assumptions with respect to the maximum number of shares of SYNNEX common stock that may be issuable in connection with the conversion of the convertible debentures; and the methods SYNNEX will use to finance the cash portion of the transaction. In addition, all statements that address operating performance, events or developments that SYNNEX or Convergys expects or anticipates will occur in the future—including statements relating to creating value for stockholders, benefits of the proposed transactions to customers, vendors, employees, stockholders and other constituents of the combined company, integrating the two companies, cost savings and the expected timetable for completing the proposed transaction—are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory and shareholder approvals) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against SYNNEX, Convergys or the combined company; failure to protect proprietary or personally identifiable data against unauthorized access or unintended release; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of SYNNEX and Convergys, and on SYNNEX’ and Convergys’ operating results; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the financing of the transaction; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.

In addition to the risks described under “Risk Factors” and those risks described in any documents that are incorporated by reference into this joint proxy statement/prospectus, the following factors, among others, could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to:

•	the timing to complete the mergers;

•	the risk that a condition to completion of the mergers may not be satisfied;

•	the risk that a regulatory approval that may be required for the mergers is delayed, is not obtained or is obtained subject to conditions that are not anticipated;

•	SYNNEX’ ability to achieve the synergies and value creation projected to be realized following the completion of the mergers;

•	SYNNEX’ ability to promptly and effectively integrate Convergys’ businesses;

•	the diversion of management time on merger-related issues;

•	risks related to any legal proceedings that may be instituted against SYNNEX, Convergys and others relating to the mergers;

•	the risk that the mergers do not qualify for the intended tax treatment;

•	the effect of the announcement of the mergers on the ability of SYNNEX and Convergys to retain key employees, and to maintain business relationships with customers, vendors and others; and

•	changes in SYNNEX’ and Convergys’ future cash requirements, capital requirements, results of operations, financial condition and/or cash flows.

You should not put undue reliance on forward-looking statements. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of SYNNEX or Convergys. Actual results may differ materially from those discussed in this joint proxy statement/prospectus. All forward-looking statements speak only as of the date of this joint proxy statement/prospectus. Neither SYNNEX nor Convergys assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise, as of any future date.

THE COMPANIES

SYNNEX Corporation

SYNNEX was incorporated in the State of California in 1980 and later reincorporated in the State of Delaware in 2003. SYNNEX is a Fortune 200 corporation and a leading business process services company, providing a comprehensive range of distribution, logistics and integration services for the technology industry and providing outsourced services focused on customer engagement strategy to a broad range of enterprises. SYNNEX distributes a broad range of information technology systems and products, and also provides systems design and integration solutions. Concentrix offers a portfolio of strategic solutions and end-to-end business services around customer engagement strategy, process optimization, technology innovation, front and back-office automation and business transformation to clients in ten identified industry verticals. SYNNEX operates in numerous countries throughout North and South America, Asia-Pacific and Europe.

The principal trading market for SYNNEX common stock (NYSE: SNX) is the NYSE. The principal executive offices of SYNNEX are located at 44201 Nobel Drive, Fremont, California 94538; its telephone number is (510) 668-3333; and its website is www.SYNNEX.com. Information on SYNNEX’ website is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about SYNNEX from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information.”

Convergys Corporation

Convergys was incorporated in the State of Ohio in 1996. Convergys is a global leader in customer experience outsourcing, focused on bringing value to its clients through every customer interaction. Convergys provides integrated agent, analytics and technology solutions with operational excellence that it believes deliver superior care, support and business growth for its clients on a global scale. Convergys has approximately 110,000 employees working in 33 countries, interacting with its clients’ customers in 58 languages. As the second-largest global provider in its industry, Convergys has a history of commitment and dedication to excellence in serving many of the world’s largest brands. The Convergys business model allows it to deliver consistent, quality service, at scale in the geographies and channels that meet its clients’ business needs. Convergys proactively partners to solve client business challenges through its account management model. Convergys’ geographic footprint and comprehensive capabilities help leading companies create brand-differentiated customer experiences across all interaction channels, such as voice, mobile, text, chat, social media, email and interactive voice response, to generate revenue and reduce their cost to serve. Convergys is a well-capitalized leader in its market and is able to invest in the services, technology, and analytics that matter to its clients and their customers.

The principal trading market for Convergys common shares (NYSE: CVG) is the NYSE. The principal executive offices of Convergys are located at 201 East Fourth Street, Cincinnati, Ohio 45202; its telephone number is (513) 723-7000; and its website is www.Convergys.com. Information on the Convergys website is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about Convergys from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information.”

Delta Merger Sub I, Inc.

Merger Sub I was incorporated in the State of Delaware on June 15, 2018, and is a wholly owned subsidiary of SYNNEX. Merger Sub I was formed solely for the purpose of completing the initial merger. Merger Sub I has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the mergers.

The principal executive offices of Merger Sub I are located at 44201 Nobel Drive, Fremont, California 94538; its telephone number is (510) 668-3333.

Concentrix CVG Corporation

Merger Sub II was initially formed as a limited liability company in the State of Delaware on June 15, 2018, and converted into a Delaware corporation on August 21, 2018, and is a wholly owned subsidiary of SYNNEX. Merger Sub II was formed solely for the purpose of completing the subsequent merger. Merger Sub II has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the mergers.

The principal executive offices of Merger Sub II are located at 44201 Nobel Drive, Fremont, California 94538; its telephone number is (510) 668-3333.

SPECIAL MEETING OF STOCKHOLDERS OF SYNNEX

SYNNEX is providing this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies to be voted at the SYNNEX special meeting (or any adjournment or postponement of the SYNNEX special meeting) that SYNNEX has called to consider and vote on a proposal to approve the stock issuance and a proposal to adjourn the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient proxies to approve the stock issuance at the time of the SYNNEX special meeting.

Date, Time and Location

Together with this joint proxy statement/prospectus, SYNNEX is also sending SYNNEX stockholders a notice of the SYNNEX special meeting and a form of proxy card that is solicited by SYNNEX’ board of directors for use at the SYNNEX special meeting to be held on October 3, 2018, at its offices at 44201 Nobel Drive, Fremont, California 94538, at 10:00 a.m. (Pacific Time), and any adjournments or postponements of the SYNNEX special meeting.

Only stockholders or their proxy holders may attend the SYNNEX special meeting. If you hold shares in your name at the record date (the close of business on August 31, 2018) and plan to attend the SYNNEX special meeting, you will be required to provide valid government-issued photo identification (e.g., a driver’s license or a passport) to be admitted to the SYNNEX special meeting.

If you are a beneficial owner of shares of SYNNEX common stock held in “street name” by a broker, bank or other nominee holder of record at the record date (the close of business on August 31, 2018), and you plan to attend the SYNNEX special meeting, in addition to following the security procedures described above, you will also need proof of beneficial ownership at the record date. A brokerage statement or letter from a bank or broker are examples of proof of beneficial ownership. If you wish to vote your shares of SYNNEX common stock held in “street name” in person at the SYNNEX special meeting, you will have to obtain a written legal proxy in your name from the broker, bank or other nominee holder of record that holds your shares.

Purpose

At the SYNNEX special meeting, SYNNEX stockholders will be asked to consider and vote on the following proposals:

•	to approve the stock issuance; and

•

to approve the adjournment of the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the SYNNEX special meeting, or any adjournment or postponement thereof.

Under SYNNEX’ bylaws, the business to be conducted at the SYNNEX special meeting will be limited to the proposals set forth in the notice to SYNNEX stockholders provided with this joint proxy statement/prospectus.

Recommendations of the SYNNEX Board of Directors

SYNNEX’ board of directors unanimously determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the stock issuance, are advisable and fair to and in the best interests of SYNNEX stockholders. SYNNEX’ board of directors unanimously recommends that SYNNEX stockholders vote “FOR” the stock issuance. SYNNEX’ board of directors further unanimously recommends that SYNNEX stockholders vote “FOR” the adjournment of the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the SYNNEX special meeting, or any adjournment or postponement thereof. See “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—SYNNEX’ Reasons for the Merger; Recommendations of SYNNEX’ Board of Directors that Stockholders Approve the Stock Issuance” for a more detailed discussion of the recommendation of SYNNEX’ board of directors that SYNNEX stockholders approve the stock issuance.

SYNNEX Record Date; Outstanding Shares; Stockholders Entitled to Vote

SYNNEX’ board of directors has fixed the close of business on August 31, 2018, as the record date for determination of the SYNNEX stockholders entitled to vote at the SYNNEX special meeting, or any adjournment or postponement thereof. Only SYNNEX stockholders of record at the record date are entitled to receive notice of, and to vote at, the SYNNEX special meeting, or any adjournment or postponement thereof. As of the close of business on August 23, 2018, the most recent practicable date for which such information was available, there were 39,628,172 shares of SYNNEX common stock outstanding and entitled to vote at the SYNNEX special meeting, held by approximately 677 holders of record. The number of shares of SYNNEX common stock outstanding as of the record date is not expected to be meaningfully different from the number on August 23, 2018.

Quorum

A quorum, which is a majority of the outstanding shares as of the record date, must be present to hold the SYNNEX special meeting. A quorum is calculated based on the number of shares represented by the stockholders attending in person and by their proxy holders. If you indicate an abstention as your voting preference, your shares will be counted toward a quorum but they will not be voted on the matter.

Abstentions on any matters are treated as shares present or represented and entitled to vote on that matter and have the same effect as a vote against such matter.

Shares of SYNNEX common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record on any of the proposals to be voted on at the SYNNEX special meeting, and shares of SYNNEX common stock with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the SYNNEX special meeting for the purpose of determining the presence of a quorum. Accordingly, SYNNEX encourages you to provide voting instructions to your broker, whether or not you plan to attend the SYNNEX special meeting.

Approval of the stock issuance requires the affirmative vote of a majority of the votes cast at the SYNNEX special meeting (assuming a quorum, as defined under Delaware law, is present). Approval of the adjournment proposal requires the affirmative vote of a majority of the shares present at the SYNNEX special meeting in person or by proxy and entitled to vote (whether or not a quorum, as defined under Delaware law, is present).

Required Vote

Assuming a quorum is present, approval of the stock issuance requires the affirmative vote of a majority of the votes cast at the SYNNEX special meeting. SYNNEX cannot complete the mergers unless its stockholders approve the stock issuance. Under the current rules and interpretive guidance of the NYSE, “votes cast” on the stock issuance consist of votes “for” or “against” as well as abstentions. As a result, a SYNNEX stockholder’s abstention from voting on the stock issuance will have the same effect as a vote “AGAINST” the proposal. The failure of a SYNNEX stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or a SYNNEX stockholder’s other failure to vote will have no effect on the outcome of any vote to approve the stock issuance because these failures to vote are not considered “votes cast.”

Approval of the adjournment of the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the SYNNEX special meeting, whether or not a quorum, as defined under Delaware law, is present, requires the affirmative vote of a majority of the shares present at the SYNNEX special meeting in person or by proxy and entitled to vote. A SYNNEX stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the proposal, but the failure of a SYNNEX stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or a SYNNEX stockholder’s other failure to vote will have no effect on the approval of the proposal.

Share Ownership of and Voting by SYNNEX Directors and Executive Officers

At the close of business on August 23, 2018, the most recent practicable date for which such information was available, SYNNEX’ directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate 9,787,431 shares of SYNNEX common stock, which represents approximately 24.7% of the SYNNEX common stock entitled to vote as of that date.

It is expected that SYNNEX’ directors and executive officers and their affiliates will vote their shares “FOR” the stock issuance and “FOR” the adjournment of the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the SYNNEX special meeting, although none of them has entered into any agreement requiring them to do so.

Voting of Shares

Via the Internet or by Telephone

If you hold shares of SYNNEX common stock directly in your name as a stockholder of record, you may vote via the Internet at www.AALvote.com/SNXSM or by telephone by calling 1 (866) 804-9616 toll-free. In order to vote your shares via the Internet or by telephone, you will need the control number on your proxy card (which is unique to each SYNNEX stockholder to ensure all voting instructions are genuine and to prevent duplicate voting). Votes may be submitted via the Internet or by telephone, 24 hours a day, seven days a week, and must be received by 11:59 p.m. (Eastern Time) on October 2, 2018.

If you hold shares of SYNNEX common stock in “street name” through a broker, bank or other nominee holder of record, you may provide voting instructions via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other nominee holder of record. Please follow the voting instructions provided by your broker, bank or other nominee holder of record with these materials.

By Mail

If you hold shares of SYNNEX common stock directly in your name as a stockholder of record, in order to vote by mail, you may submit a proxy card. You will need to complete, sign and date your proxy card and return it using the postage-paid return envelope provided. Your proxy card must be received no later than the close of business on October 2, 2018.

If you hold shares of SYNNEX common stock in “street name” through a broker, bank or other nominee holder of record, in order to provide voting instructions by mail you will need to complete, sign and date the voting instruction form provided by your broker, bank or other nominee holder of record and return it in the postage-paid return envelope provided. Your broker, bank or other nominee holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold shares of SYNNEX common stock directly in your name as a stockholder of record, you may vote in person at the SYNNEX special meeting.

When a stockholder of record submits a proxy via the Internet or by telephone, his or her proxy is recorded immediately. You are encouraged to register your vote via the Internet or telephone whenever possible. If you submit a proxy via the Internet or by telephone, please do not return your proxy card by mail. If you attend the meeting, you may also vote in person. Any votes that you previously submitted—whether via the Internet, by telephone or by mail—will be revoked and superseded by any vote that you cast at the SYNNEX special meeting. Your attendance at the SYNNEX special meeting alone will not revoke any proxy previously given.

If you hold shares of SYNNEX common stock in “street name” through a broker, bank or other nominee holder of record, you must obtain a proxy, executed in your favor, from the bank or broker to be able to vote in person at the SYNNEX special meeting. To request a proxy, please contact your broker, bank or other nominee holder of record.

Whether you vote via the Internet or telephone, by mail or in person, if your shares are held in an account at a broker, bank or other nominee holder of record (i.e., in “street name”), you must instruct the broker, bank or other nominee holder of record on how to vote your shares. Your broker, bank or other nominee holder of record will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee holder of record with this joint proxy statement/prospectus. Brokers, banks and other nominee holders of record who hold shares of SYNNEX common stock in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks and other nominee holders of record typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Under the current rules of the NYSE, both proposals to be considered at the SYNNEX special meeting as described in this joint proxy statement/prospectus are considered non-routine. Therefore brokers, banks and other nominee holders of record do not have discretionary authority to vote on either proposal. A beneficial owner’s failure to instruct the broker, bank or other nominee holder of record how to vote shares held in “street name” will have no effect on the approval of the proposal to approve the stock issuance or the proposal to adjourn the SYNNEX special meeting if necessary.

All shares represented by each properly completed and valid proxy received before or at the SYNNEX special meeting will be voted in accordance with the instructions given in the proxy. If a SYNNEX stockholder signs a proxy card and returns it without giving instructions for the voting on any proposal, the SYNNEX common stock represented by that proxy card will be voted “FOR” the stock issuance and “FOR” the adjournment of the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the SYNNEX special meeting.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the SYNNEX special meeting in person, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the SYNNEX special meeting. If your shares are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy or change your vote at any time before the closing of the polls at the SYNNEX special meeting. If you are a stockholder of record at the record date (the close of business on August 31, 2018), you can revoke your proxy or change your vote by:

•

sending a signed notice stating that you revoke your proxy to Alliance Advisors at 200 Broadacres Drive, 3rd Fl., Bloomfield, NJ 07003, that bears a date later than the date of proxy you want to revoke and is received before 11:59 pm (Eastern Time) on October 2, 2018;

•

submitting a valid, later-dated proxy via the Internet or telephone before 11:59 p.m. (Eastern Time) on October 2, 2018, or by mail that is received before 11:59 p.m. (Eastern Time) on October 2, 2018; or

•

attending the SYNNEX special meeting (or, if the SYNNEX special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which automatically will cancel any proxy previously given, or revoking your proxy in person, but your attendance at the SYNNEX special meeting alone will not revoke any proxy previously given.

If you hold your shares in “street name” through a broker, bank or other nominee holder of record, you must contact your broker, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the SYNNEX special meeting.

Solicitation of Proxies; Expenses of Solicitation

This joint proxy statement/prospectus is being provided to holders of shares of SYNNEX common stock in connection with the solicitation of proxies by SYNNEX’ board of directors to be voted at the SYNNEX special meeting and at any adjournments or postponements of the SYNNEX special meeting. SYNNEX will bear all costs and expenses in connection with the solicitation of proxies, including the costs of filing, printing and mailing this joint proxy statement/prospectus for the SYNNEX special meeting.

In addition to solicitation by mail, directors, officers and employees of SYNNEX or its subsidiaries may solicit proxies from stockholders by telephone, telegram, email, personal interview or other means. SYNNEX currently expects not to incur any costs beyond those customarily expended for a solicitation of proxies in connection with approval of an issuance of common shares. Directors, officers and employees of SYNNEX will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses.

Householding

Unless SYNNEX has received contrary instructions, SYNNEX may send a single copy of this joint prospectus/proxy statement and notice to any household at which two or more stockholders reside if SYNNEX believes the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at your household and helps to reduce SYNNEX’ expenses.

Adjournment

SYNNEX stockholders are being asked to approve a proposal that will give SYNNEX’ board of directors authority to adjourn the SYNNEX special meeting one or more times for the purpose of soliciting additional proxies in favor of the approval of the stock issuance if there are not sufficient votes at the time of the SYNNEX special meeting to approve the stock issuance. If this proposal is approved, the SYNNEX special meeting could be adjourned to any date. In addition, SYNNEX’ board of directors, with or without shareholder approval, could postpone the meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons. If the SYNNEX special meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the approval of the stock issuance but do not indicate a choice on the adjournment proposal, your shares will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the approval of the stock issuance, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

Other Information

The matters to be considered at the SYNNEX special meeting are of great importance to the stockholders of SYNNEX. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the SYNNEX special meeting, please contact:

SYNNEX Corporation

44201 Nobel Drive

Fremont, California 94538

Attention: Investor Relations

Telephone: (510) 668-8436

Email: MaryLai@SYNNEX.com

SPECIAL MEETING OF SHAREHOLDERS OF CONVERGYS

Convergys is providing this joint proxy statement/prospectus to its shareholders in connection with the solicitation of proxies to be voted at the Convergys special meeting (or any adjournment or postponement of the Convergys special meeting) that Convergys has called to consider and vote on a proposal to adopt the merger agreement, a proposal to adjourn from time to time the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof and a proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers.

Date, Time and Location

Together with this joint proxy statement/prospectus, Convergys is also sending Convergys shareholders a notice of the Convergys special meeting and a form of proxy card that is solicited by Convergys’ board of directors for use at the Convergys special meeting to be held on October 3, 2018, at the Atrium One Building, 201 East Fourth Street, Suite 350, Cincinnati, Ohio 45202, and any adjournments or postponements of the Convergys special meeting.

Only shareholders or their proxy holders may attend the Convergys special meeting. If you hold shares in your name at the record date (the close of business on August 31, 2018) and plan to attend the Convergys special meeting, please be prepared to provide valid government-issued photo identification (e.g., a driver’s license or a passport) to be admitted.

If you are a beneficial owner of Convergys common shares held in “street name” by a broker, bank or other nominee holder of record at the record date (the close of business on August 31, 2018), in addition to proper identification, you will also need proof of beneficial ownership at the record date to be admitted to the Convergys special meeting. A brokerage statement or letter from a bank or broker are examples of proof of beneficial ownership. If you want to vote your Convergys common shares held in “street name” in person at the Convergys special meeting, you will have to obtain a written legal proxy in your name from the broker, bank or other nominee holder of record who holds your shares.

Purpose

At the Convergys special meeting, Convergys shareholders will be asked to consider and vote on the following proposals:

•	to adopt the merger agreement;

•

to approve the adjournment from time to time of the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof; and

•	to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers.

Convergys has not received notice of any other proposals to be presented at the Convergys special meeting.

Recommendations of the Convergys Board of Directors

Convergys’ board of directors unanimously determined that the merger agreement, the mergers, and the other transactions contemplated by the merger agreement are advisable, fair and in the best interests of Convergys and its shareholders, declared it advisable to enter into the merger agreement and approved the merger agreement and the transactions contemplated thereby, including the mergers. Convergys’ board of directors unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement. Convergys’ board of directors further unanimously recommends that you vote “FOR” the proposal to approve the adjournment from time to time of the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof, and “FOR” the proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers. See “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Convergys’ Reasons for the Mergers; Recommendations of the Convergys Board of Directors that Convergys Shareholders Adopt the Merger Agreement” for a more detailed discussion of the recommendation of the Convergys board of directors that Convergys shareholders adopt the merger agreement.

Convergys Record Date; Outstanding Shares; Shareholders Entitled to Vote

Convergys’ board of directors has fixed the close of business on August 31, 2018, as the record date for determination of Convergys shareholders entitled to receive notice of, and vote at, the Convergys special meeting or any adjournment or postponement of the Convergys special meeting. As of the close of business on August 23, 2018, the most recent practicable date for which such information was available, there were 91,155,277 Convergys common shares outstanding and entitled to vote at the Convergys special meeting, held by approximately 6,025 holders of record. The number of Convergys common shares outstanding as of the record date is not expected to be meaningfully different from the number on August 23, 2018.

Quorum

A quorum of shareholders at the Convergys special meeting is required for Convergys shareholders to adopt the merger agreement or approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers. The presence at the Convergys special meeting, in person or by proxy, of the holders of record of a majority of the Convergys common shares issued and outstanding and entitled to vote will be necessary and sufficient to constitute a quorum at the Convergys special meeting. Shares held by shareholders who abstain from voting will be included as shares present at the Convergys special meeting for purposes of determining a quorum. Convergys common shares held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record and Convergys common shares with respect to which the beneficial owner fails to vote will not be deemed present at the Convergys special meeting for purposes of determining a quorum. There must be a quorum for business to be conducted at the Convergys special meeting. Failure of a quorum to be present at the Convergys special meeting will necessitate an adjournment or postponement thereof.

Required Vote

Pursuant to the OGCL, the affirmative vote of holders of at least two-thirds of the outstanding Convergys common shares entitled to vote thereon is required to adopt the merger agreement. Accordingly, a Convergys shareholder’s abstention from voting, the failure of a Convergys shareholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or a Convergys shareholder’s other failure to vote will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

To approve the adjournment from time to time of the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof (whether or not a quorum is present) requires the affirmative vote of the holders of at least a majority of the Convergys common shares present or represented by proxy at the Convergys special meeting. Accordingly, a Convergys shareholder’s abstention from voting will have the same effect as a vote “AGAINST” the vote to adjourn the Convergys special meeting, but the failure of a Convergys shareholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other holder of record or a Convergys shareholder’s other failure to vote will have no effect on the outcome of any vote to adjourn the Convergys special meeting.

To approve the non-binding advisory proposal to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers requires the affirmative vote of the holders of at least a majority of the Convergys common shares present or represented by proxy at the Convergys special meeting. Accordingly, a Convergys shareholder’s abstention from voting will have the same effect as a vote “AGAINST” the vote to adjourn the Convergys special meeting, but the failure of a Convergys shareholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other holder of record or a Convergys shareholder’s other failure to vote will have no effect on the outcome of any vote to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers.

Stock Ownership of and Voting by Convergys Directors and Executive Officers

At the close of business on August 23, 2018, the most recent practicable date for which such information was available, Convergys’ directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate 1,082,104 Convergys common shares, which represent 1.2% of the Convergys common shares entitled to vote as of that date.

Each of the directors and certain executive officers of Convergys, solely in his or her individual capacity as a Convergys shareholder, has entered into a voting agreement with SYNNEX to vote all of the Convergys common shares eligible to be voted at the Convergys special meeting by them in favor of the adoption of the merger agreement and in favor of the proposal to adjourn the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof. For more information, see “The Voting Agreement.” As of August 23, 2018, neither SYNNEX nor any of its subsidiaries, directors or executive officers owned any Convergys common shares.

Voting of Shares

Via the Internet or by Telephone

If you hold Convergys common shares directly in your name as a shareholder of record, you may submit a proxy to vote via the Internet at www.proxyvote.com or by telephone by calling 1-800-690-6903 toll-free. In order to submit a proxy to vote via the Internet or by telephone, you will need the control number on your proxy card (which is unique to each Convergys shareholder to ensure all voting instructions are genuine and to prevent duplicate voting). Proxies may be submitted via the Internet or by telephone 24 hours a day, seven days a week, and must be received by 11:59 p.m. (Eastern Time) on October 2, 2018.

If you hold Convergys common shares in “street name” through a broker, bank or other nominee holder of record, you may provide voting instructions via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other nominee holder of record. Please follow the voting instructions provided by your broker, bank or other nominee holder of record with these materials.

By Mail

If you hold Convergys common shares directly in your name as a shareholder of record, you may submit a proxy card to vote by mail. You will need to complete, sign and date your proxy card and return it using the postage-paid return envelope provided or return it to Broadridge. Broadridge must receive your proxy card no later than the close of business on October 2, 2018.

If you hold Convergys common shares in “street name” through a broker, bank or other nominee holder of record, in order to provide voting instructions by mail, you will need to complete, sign and date the voting instruction form provided by your broker, bank or other nominee holder of record and return it in the postage-paid return envelope provided. Your broker, bank or other nominee holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold Convergys common shares directly in your name as a shareholder of record, you may vote in person at the Convergys special meeting. Shareholders of record also may be represented by another person at the Convergys special meeting by executing a proper proxy designating that person.

When a shareholder of record submits a proxy via the Internet or by telephone, his or her proxy is recorded immediately. You are encouraged to register your proxy via the Internet or telephone whenever possible. If you submit a proxy via the Internet or by telephone, please do not return your proxy card by mail. If you attend the meeting, you may also vote in person. Any proxies that you previously submitted—whether via the Internet, by telephone or by mail—will be superseded by any vote that you cast at the Convergys special meeting.

If you hold Convergys common shares in “street name” through a broker, bank or other nominee holder of record, you must obtain a written legal proxy from that institution and present it to the inspector of elections with your ballot to be able to vote in person at the Convergys special meeting. To request a legal proxy, please contact your broker, bank or other nominee holder of record.

If your shares are held in an account at a broker, bank or other nominee holder of record (i.e., in “street name”), you must instruct the broker, bank or other nominee holder of record on how to vote your shares. Your broker, bank or other nominee holder of record will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee holder of record with this joint proxy statement/prospectus. Brokers, banks and other nominee holders of record who hold Convergys common shares in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks and other nominee holders of record typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Under the current rules of the NYSE, each of the three proposals to be considered at the Convergys special meeting as described in this joint proxy statement/prospectus is considered non-routine. Therefore, brokers, banks and other nominee holders of record do not have discretionary authority to vote on any of the three proposals. A beneficial owner’s failure to instruct the broker, bank or other nominee holder of record how to vote shares held in “street name” will have the same effect as a vote “AGAINST” the adoption of the merger agreement. A beneficial owner’s failure to instruct the broker, bank or other nominee holder of record how to vote shares held in “street name” will have no effect on the proposal to adjourn from time to time the Convergys special meeting (assuming a quorum is present), if necessary, or the proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers.

Broker non-votes are shares held by a broker, bank or other nominee holder of record where the broker, bank or other nominee holder is present in person or represented by proxy at the special meeting, but with respect to which the broker, bank or other nominee holder of record is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and the broker, bank or other nominee holder of record does not have discretionary voting power on such proposal. Because brokers, banks and other nominee holders of record do not have discretionary voting authority with respect to any of the three proposals described in this joint proxy statement/prospectus, if a beneficial owner of Convergys common shares held in “street name” does not give voting instructions to the broker, bank or other nominee holder of record, then those shares will not be present in person or represented by proxy at the Convergys special meeting. As a result, there will not be any broker non-votes in connection with any of the three proposals to be considered at the Convergys special meeting as described in this joint proxy statement/prospectus.

All shares represented by each properly completed and valid proxy received before or at the Convergys special meeting will be voted in accordance with the instructions given in the proxy. If a Convergys shareholder signs a proxy card and returns it without giving instructions for the voting on any proposal, the Convergys common shares represented by that proxy card will be voted “FOR” the adoption of the merger agreement, “FOR” the proposal to approve the adjournment of the Convergys special meeting, if necessary, and “FOR” the proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers. Convergys shareholders should NOT send share certificates with their proxy cards.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Convergys special meeting in person, please submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Convergys special meeting. If your shares are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy or change your vote at any time before the closing of the polls at the Convergys special meeting. If you are a shareholder of record at the record date (the close of business on August 31, 2018), you can revoke your proxy or change your vote by:

•

sending a signed notice stating that you revoke your proxy to Broadridge that bears a date later than the date of the proxy you want to revoke and is received before 11:59 p.m. (Eastern Time) on October 2, 2018 or to Broadridge at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717;

•

submitting a valid, later-dated proxy via the Internet or by telephone before 11:59 p.m. (Eastern Time) on October 2, 2018, or by mail that is received before 11:59 p.m. (Eastern Time) on October 2, 2018; or

•

attending the Convergys special meeting (or, if the Convergys special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which automatically will cancel any proxy previously given, or revoking your proxy in person, but your attendance at the Convergys special meeting alone will not revoke any proxy previously given.

If you hold your shares in “street name” through a broker, bank or other nominee holder of record, you must contact your broker, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the Convergys special meeting.

Solicitation of Proxies; Expenses of Solicitation

This joint proxy statement/prospectus is being provided to holders of Convergys common shares in connection with the solicitation of proxies by Convergys’ board of directors to be voted at the Convergys special meeting and at any adjournments or postponements of the Convergys special meeting. Convergys will bear all costs and expenses in connection with the solicitation of proxies, including the costs of filing, printing and mailing this joint proxy statement/prospectus for the Convergys special meeting. Convergys has engaged Innisfree to assist in the solicitation of proxies for the Convergys special meeting and will pay Innisfree a fee of approximately $30,000, plus reimbursement of reasonable out-of-pocket expenses.

In addition to solicitation by mail, directors, officers and employees of Convergys or its subsidiaries may solicit proxies from shareholders by telephone, telegram, e-mail, personal interview or other means. Convergys currently expects not to incur any costs beyond those customarily expended for a solicitation of proxies in connection with the adoption of the merger agreement. Directors, officers and employees of Convergys will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses.

Householding

The SEC has adopted a rule concerning the delivery of proxy materials. It permits Convergys, with your permission, to send a single copy of this joint proxy statement/prospectus to any household at which two or more shareholders reside if Convergys believes they are members of the same family. This rule is called “householding,” and its purpose is to help reduce printing and mailing costs of proxy materials. Convergys has instituted this practice, but you may nonetheless receive a separate mailing if you hold additional shares in a brokerage account. If you are a Convergys shareholder who resides in the same household with another shareholder with the same last name, or if you hold more than one account with Broadridge registered in your name at the same address, and wish to receive a separate set of proxy materials for each account, please contact Broadridge via the Internet at www.proxyvote.com, or by telephone by calling 1-800-579-1639 toll-free. You may revoke your consent to householding at any time by contacting Broadridge using the contact information set forth above.

A number of brokerage firms have instituted householding for shares held in “street name.” If you and members of your household have multiple accounts holding Convergys common shares, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this joint proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

Adjournment

Convergys shareholders are being asked to approve a proposal that will give Convergys’ board of directors authority to adjourn the Convergys special meeting from time to time if necessary for the purpose of soliciting additional proxies in favor of the adoption of the merger agreement if there are not sufficient votes at the time of the Convergys special meeting or any adjournment or postponement thereof, to adopt the merger agreement. If this proposal is approved, the Convergys special meeting could be adjourned to any date or dates.

In addition, Convergys’ board of directors, without prior shareholder approval, could postpone the meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons. If the Convergys special meeting is adjourned for the purpose of soliciting additional proxies, shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the adoption of the merger agreement but do not indicate a choice on the adjournment proposal, your shares will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the adoption of the merger agreement, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

Other Information

The matters to be considered at the Convergys special meeting are of great importance to the shareholders of Convergys. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Shareholders should not send any share certificates at this time. A transmittal form with instructions for the surrender of share certificates for Convergys common shares will be mailed to you as soon as practicable after completion of the mergers.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Convergys special meeting, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Banks and Brokers May Call Collect: (212) 750-5833

Shareholders and All Others May Call Toll-Free: (888) 750-5834

or

Convergys Corporation

201 East Fourth Street

Cincinnati, Ohio 45202

Attention: Investor Relations Department

Telephone: (513) 723-6320

CONVERGYS PROPOSAL I: ADOPTION OF THE MERGER AGREEMENT

AND

SYNNEX PROPOSAL I: APPROVAL OF THE STOCK ISSUANCE

General

This joint proxy statement/prospectus is being provided to Convergys shareholders in connection with the solicitation of proxies by Convergys’ board of directors to be voted at the Convergys special meeting and at any adjournments or postponements of the Convergys special meeting. At the Convergys special meeting, Convergys will ask its shareholders to vote on (i) a proposal to adopt the merger agreement, (ii) a proposal to adjourn from time to time the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof and (iii) a proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers.

This joint proxy statement/prospectus is being provided to SYNNEX stockholders in connection with the solicitation of proxies by SYNNEX’ board of directors to be voted at the SYNNEX special meeting and at any adjournments or postponements of the SYNNEX special meeting. At the SYNNEX special meeting, SYNNEX will ask its stockholders to vote on (i) a proposal to approve the stock issuance and (ii) a proposal to adjourn the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient proxies to approve the stock issuance at the time of the SYNNEX special meeting, or any adjournment or postponement thereof.

The merger agreement provides for the initial merger of Merger Sub I with and into Convergys, with Convergys continuing as the surviving corporation and a wholly owned subsidiary of SYNNEX, and in the subsequent merger Convergys will be merged with and into Merger Sub II, with Merger Sub II continuing as the surviving company and a wholly owned subsidiary of SYNNEX. The mergers will not be completed and the merger consideration will not be paid unless Convergys shareholders adopt the merger agreement and SYNNEX stockholders approve the stock issuance. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. You are urged to read the merger agreement in its entirety because it is the legal document that governs the mergers. For additional information about the mergers, see “The Merger Agreement—Structure of the Mergers” and “The Merger Agreement—Merger Consideration.”

Upon completion of the initial merger, each Convergys common share will be converted into the right to receive $13.25 in cash, without interest, and a fraction of a share of SYNNEX common stock equal to the exchange ratio. Currently the exchange ratio is 0.1193, but this exchange ratio may be adjusted at closing if the 20 day average trading price of SYNNEX common stock three trading days prior to the closing of the mergers has increased or decreased by more than 10% from a base price of $111.0766. Under the terms of the convertible debentures, the mergers will constitute a fundamental change and a make-whole fundamental change. As a result, holders of the convertible debentures will be permitted to choose (i) to convert their convertible debentures at a temporarily increased conversion rate, (ii) to require Convergys to buy back their convertible debentures for a price equal to their principal amount plus accrued but unpaid interest to but excluding the repurchase date, or (iii) to continue holding their convertible debentures. If the closing of the mergers occurs, the holders of the convertible debentures are expected to exercise the right to convert their debentures in accordance with their terms at a temporarily increased conversion rate shortly following the closing of the mergers (although the holders’ actual decisions will depend upon their judgments based on the prevailing market conditions). Upon conversion following the closing of the mergers, the convertible debentures would be convertible into either cash or a combination of cash and shares of SYNNEX common stock, at the election of Merger Sub II, as successor to Convergys, which would then be a subsidiary of SYNNEX. Accordingly, if Merger Sub II so elects, SYNNEX estimates that up to 801,000 shares of SYNNEX common stock may be issued to holders of the convertible debentures, based on certain assumptions as to the closing date of the mergers, the final merger consideration, the conversion rate for the convertible debentures and the market prices of Convergys common shares and SYNNEX common stock, as described in “—Ownership of SYNNEX Common Stock After the Mergers.” As of June 30, 2018, $125.0 million of aggregate principal amount of the convertible debentures were outstanding.

Background of the Mergers

Each of Convergys’ board of directors and SYNNEX’ board of directors, acting independently and with the advice of their respective management teams, periodically and in the ordinary course of business, reviews and assesses the operations, financial performance and industry conditions of Convergys and SYNNEX, respectively, in light of the current business and economic environment and in consideration of their respective long-term business strategies to enhance value for their respective stockholders. From time to time, the boards of directors and management teams of Convergys and SYNNEX have evaluated and considered a variety of potential financial and strategic options in light of industry developments and changing economic and market conditions.

During the first half of 2017, Convergys’ board of directors and management continued to actively assess Convergys’ progress in evolving its business in light of the foregoing and opportunities to accelerate Convergys’ business initiatives. In the course of this assessment, Convergys’ board of directors discussed Convergys’ near- and long-term strategy and, as part of its ongoing strategic planning, engaged a management consultant to conduct a strategic review of Convergys’ business.

In early 2017, Ms. Andrea J. Ayers, the chief executive officer of Convergys, and Mr. Andre Valentine, the chief financial officer of Convergys, met with the chief executive officer and chief financial officer of an industry participant, which is referred to in this joint proxy statement/prospectus as Party A, and discussed industry trends and issues and the performance, business, strategic direction and prospects of their respective companies, as well as the merits of combining their two companies. In the summer of 2017, Ms. Ayers again spoke with the chief executive officer of Party A regarding these topics.

Also in the summer of 2017, Ms. Ayers spoke by telephone with Mr. Kevin Murai, the then chief executive officer of SYNNEX, and discussed industry trends and issues and the performance, business, strategic direction and prospects of their respective companies.

On November 2, 2017, Convergys’ board of directors held a regularly scheduled meeting. At this meeting, Convergys’ board of directors discussed Convergys’ near- and long-term strategy. As part of this discussion, Convergys’ board of directors reviewed industry dynamics with an external advisor and discussed client demand for Convergys’ customer care services. Convergys’ board of directors also reviewed Convergys’ growth alternatives in light of rapidly evolving industry dynamics, intensifying competitive conditions, including volume fluctuations with Convergys’ largest communications and technology clients, price pressures and technological changes relevant to Convergys’ business and its long-term prospects. Convergys’ board of directors considered the potential need for a transformational shift in strategy, and the possibility of both organic and transactional strategic alternatives, including potential acquisitions of technology companies. Convergys’ board of directors determined to continue the discussion at future board meetings. Ms. Ayers separately communicated to Mr. Jeffrey Fox, the chairman of Convergys’ board of directors, that given the time needed to pursue a possible transformational shift in strategy and previous discussions between Ms. Ayers and Convergys’ board of directors on chief executive officer succession planning, Convergys might benefit from new leadership in its next stage of its strategic development.

In late November 2017, a representative of Elliott Management Corporation, which is referred to in this joint proxy statement/prospectus as Elliott, contacted Mr. Fox, to inform Mr. Fox that Elliott had acquired a 4.9% ownership stake in Convergys. At that time, the representative of Elliott shared Elliott’s initial perspectives on Convergys’ leadership, operations and financial performance, and suggested a meeting between Elliott and Convergys. Convergys continued a dialogue with Elliott over the following months.

On January 8, 2018, Convergys’ board of directors held a special telephonic meeting, which was also attended by representatives of Centerview, Convergys’ long-time financial advisor, and Wachtell, Lipton, Rosen & Katz, Convergys’ legal advisor, which is referred to in this joint proxy statement/prospectus as Wachtell Lipton. At this meeting, Ms. Ayers expressed her belief that Convergys was at a strategic inflection point, and that she believed a new chief executive officer should lead the next phase of Convergys’ development. Following discussion, Convergys’ board of directors determined to continue discussion of a possible chief executive officer succession process at the next regularly scheduled meeting of Convergys’ board of directors on January 24, 2018.

On January 24, 2018, Convergys’ board of directors held a regularly scheduled meeting, with representatives of Centerview and Wachtell Lipton participating telephonically. At this meeting, Convergys’ board of directors discussed and approved the implementation of a chief executive officer succession plan.

On January 25, 2018, Convergys publicly announced that Ms. Ayers would transition from her role as chief executive officer of Convergys once her successor had been selected. Convergys also announced that it had initiated a search process to identify Ms. Ayers’ successor.

On January 25, 2018, the chief executive officer of Party A telephoned Ms. Ayers. During the call, each of the participants informally discussed the merits of combining their two companies. On January 26, 2018, representatives of a potential strategic acquiror, which is referred to in this joint proxy statement/prospectus as Party B, contacted Centerview to discuss a potential strategic combination of Convergys and Party B.

On February 21, 2018, Convergys announced earnings for its 2017 fiscal year. Convergys announced that, on a year-over-year basis, revenue and operating profit decreased, primarily due to volume fluctuations with Convergys’ largest communications and technology clients.

On February 23, 2018, Convergys’ board of directors held a special telephonic meeting, with representatives of Centerview and Wachtell Lipton present. At this meeting, Convergys’ board of directors discussed the financial attributes of Convergys, reviewed Convergys’ financial plan and discussed with members of management and representatives of Centerview and Wachtell Lipton the challenges facing the industry in general and Convergys in particular, including the volume fluctuations with Convergys’ largest communications and technology clients, and potential strategic alternatives. After this discussion, Convergys’ board of directors determined that it was in the best interests of Convergys and its shareholders to undertake an exploration of the strategic alternatives reasonably available to Convergys to enhance shareholder value, including a potential sale of Convergys. Convergys’ board of directors authorized management, with the assistance of Centerview and Wachtell Lipton, to explore strategic alternatives that would include approaching both potential strategic acquirors and financial sponsors, and also to continue Convergys’ ongoing chief executive officer search.

During the course of February and March 2018, at the direction of Convergys, representatives of Centerview engaged with a total of 11 potential counterparties, receiving 5 inbound inquiries and conducting 6 outbound calls regarding potential interest in a strategic transaction with Convergys. SYNNEX, Party A, Party B and a financial sponsor, which is referred to in this joint proxy statement/prospectus as Party C, entered into confidentiality agreements, which also included customary standstill provisions. Centerview provided each party that had executed a confidentiality agreement with a confidential information memorandum that Convergys management had prepared in consultation with Convergys’ advisors. The confidential information memorandum provided business and financial information concerning Convergys and its operations.

On March 19, 2018, Ms. Ayers and Mr. Valentine, and a representative of Centerview, met for a dinner with the chief executive officer, chief financial officer, chief legal officer and other representatives of Party B. At the dinner, the parties informally discussed general industry conditions and the potential merits of combining their two companies.

During the week of March 20, 2018, Ms. Ayers, Mr. Valentine, and representatives of Centerview met separately with each of SYNNEX, Party A, Party B and Party C at the offices of Centerview in New York. At each meeting, Ms. Ayers and Mr. Valentine made a management presentation to each potential counterparty.

On March 20, 2018, Elliott contacted Mr. Fox and requested substantive engagement with Convergys concerning the evaluation of Convergys’ strategic alternatives. Elliott also offered to participate as a financing source in any potential strategic transaction, if it would be helpful to the overall process.

During the week of March 26, 2018, members of management and representatives of Centerview, at the direction of Convergys, responded to bidders which had made diligence requests, including Party A and SYNNEX, regarding Convergys’ business operations and financial, legal, tax, human resources and other matters concerning Convergys.

On April 5, 2018, representatives of a financial sponsor, which is referred to in this joint proxy statement/prospectus as Party D responded to the draft confidentiality and non-disclosure agreement previously provided to them by Centerview and indicated an interest in a potential strategic transaction with Convergys.

On April 6, 2018, Convergys’ board of directors held a special telephonic meeting, with representatives of Centerview and Wachtell Lipton present. At this meeting, Convergys’ board of directors received an update on Convergys’ ongoing chief executive officer search and, with the assistance of representatives of Centerview, discussed the outlook of Convergys and Centerview’s preliminary financial analysis of Convergys and received an update on the status of outbound and inbound contacts with potentially interested parties.

On April 6, 2018, at the direction of Convergys, representatives of Centerview sent first-round process letters on behalf of Convergys to SYNNEX, Party A, Party B and Party C, requesting that each such party submit a proposal with respect to a potential acquisition of Convergys by April 13, 2018.

On April 11, 2018, a representative of SYNNEX called Mr. Fox to discuss SYNNEX’ interest in a potential transaction with Convergys.

On April 13, 2018, Elliott entered into a confidentiality and non-disclosure agreement, which provided for a limited standstill binding on Elliott. From this time through the execution of the merger agreement, at the request of Convergys, representatives of Centerview periodically provided Elliott high-level updates on the strategic alternatives process and were advised of Elliott’s views on the process.

On April 13 and 14, 2018, Convergys, through Centerview, received four first-round proposals: SYNNEX submitted a proposal with a per share indicative price of $26.50, payable 50% in cash and 50% in stock, with the stock portion of such consideration subject to a to-be-defined collar mechanism; Party A submitted a proposal with a per share indicative price of $25.50, payable 50% in cash and 50% in stock; Party B submitted a proposal with a per share indicative price of $25.00 in cash (with an alternate proposal for a “reverse merger” transaction with a claimed “theoretical value” per share of $29 assuming increase in the trading multiple of the combined entity as compared to Convergys’ trading multiple, and the achievement of $200 million in synergies); and Party C submitted a proposal with a per share indicative range of $26.50 to $29.50 in cash.

On April 16, 2018, representatives of Elliott sent a draft financing term sheet to representatives of Centerview and stated that Elliot had the ability and willingness to act as a potential financing source to any of the bidders in Convergys’ strategic alternatives process.

On April 17, 2018, Convergys’ board of directors held a special telephonic meeting, with representatives of Centerview and Wachtell Lipton present. At this meeting, Convergys’ board of directors received an update on Convergys’ ongoing chief executive officer search and, with the assistance of representatives of Centerview, Convergys’ board of directors received an update on the bids received from each of SYNNEX, Party A, Party B and Party C. Mr. Fox asked for a more detailed discussion of the bids received and Convergys’ strategic alternatives process at Convergys’ board of directors’ regularly scheduled meeting to be held on April 25, 2018.

On April 18, 2018, Party D entered into a confidentiality and non-disclosure agreement, which provided for a customary standstill.

On April 25, 2018, Convergys’ board of directors held a regularly scheduled meeting, at which it reviewed and discussed the first-round proposals with members of management and representatives of Centerview and

Wachtell Lipton. The representatives of Centerview provided preliminary financial analyses of the proposals received, as well as a preliminary financial analysis of Convergys were it to remain as a standalone public company. The members of Convergys’ board of directors also discussed with members of senior management and representatives of Centerview and Wachtell Lipton the various challenges Convergys was facing, and the impact of those challenges on these strategic alternatives. Following discussion, Convergys’ board of directors approved inviting the four parties that had submitted first-round proposals—SYNNEX, Party A, Party B and Party C—to proceed to a second-round bidding process.

On April 27, 2018, Party D held a management call with Ms. Ayers, Mr. Valentine and representatives of Centerview. On this call, Ms. Ayers and Mr. Valentine made a management presentation to Party D.

On April 30, 2018, representatives of Party D spoke with representatives of Centerview. The representatives of Party D informed the representatives of Centerview that they were interested in a potential transaction in which Convergys would acquire a portfolio company of Party D.

During the weeks of April 30 and May 7, 2018, Convergys’ senior management gave separate, detailed, in-person presentations in Cincinnati, Ohio to representatives of SYNNEX, Party A, Party B and Party C. The meetings with SYNNEX, Party B and Party C were in each case followed by a dinner, at which members of senior management of the respective parties were present. Over the course of the meeting and dinner with Party B, representatives of Centerview communicated that Party B’s alternate proposal, which contemplated a reverse takeover of Convergys by Party B’s private business, was significantly more complex and uncertain compared to other proposals received.

On May 2, 2018, SYNNEX’ board of directors held a meeting to discuss a potential transaction with Convergys. SYNNEX’ management presented SYNNEX’ board of directors with a summary of Convergys’ business, the benefits of a potential transaction between the two companies, a proposed timeline and certain financial information, following which SYNNEX’ board of directors expressed its support for continuing to explore the proposed transaction subject to satisfactory negotiation of an acquisition agreement on acceptable terms.

On May 6 and 7, 2018, representatives of Centerview sent letters to SYNNEX, Party A, Party B and Party C describing the requirements established by Convergys’ board of directors for the second round of the strategic alternatives process and provided the four second-round participants with access to a virtual data room that contained detailed business, financial, regulatory, legal and other information concerning Convergys. Over the course of the following weeks, Convergys uploaded documents to this data room to facilitate the bidders’ ongoing diligence review.

On May 7, 2018, Convergys’ management met with Mr. Dennis Polk, chief executive officer of SYNNEX, Mr. Chris Caldwell, president of Concentrix, Ms. Winnie Sun, senior vice president, operations and delivery of Concentrix, Mr. Philip Cassidy, senior vice president, Europe, global applications development, solutions, pricing and strategic project management of Concentrix, Mr. Steve Richie, senior vice president, legal, HR and corporate development of Concentrix, and Mr. Jason Marasigan, senior director of corporate development of SYNNEX, for a full day meeting for due diligence purposes. Following the meeting, representatives of Centerview met with representatives of SYNNEX to learn more about SYNNEX and encourage SYNNEX to increase its offer price.

On May 10, 2018, a form of merger agreement was made available to SYNNEX, Party A, Party B and Party C.

On May 10, 2018, SYNNEX’ management provided an update by email to SYNNEX’ board of directors on the potential transaction with Convergys, which included information about the market and the benefits of scale, updates from the in-person meeting in Ohio and certain financial information.

On May 11, 2018, The Wall Street Journal reported that Convergys was exploring strategic alternatives, including a possible sale. Media speculation regarding Convergys continued throughout the following days, including regarding the potential level of interest and potential outcomes of Convergys’ process.

Between May 11, 2018 and May 17, 2018, Convergys continued to provide due diligence information and conducted due diligence sessions with SYNNEX, Party A, Party B and Party C.

On May 18, 2018, Party B informed Convergys of its decision to withdraw from the strategic alternatives process.

On May 21, 2018, Ms. Ayers, Mr. Valentine and representatives of Centerview conducted a reverse due diligence session with Mr. Caldwell, with a focus on potential synergies with SYNNEX.

On May 21 and 22, 2018, Convergys, through Centerview, received three second-round proposals: SYNNEX (with a per share indicative price of $26.50, payable 50% in cash and 50% in stock, with a fixed exchange ratio for the stock portion of such consideration subject to a to-be-defined collar mechanism); Party A (with a per share indicative price of $25.50, payable 50% in cash and 50% in stock, with a fixed exchange ratio for the stock portion of such consideration); and Party C (with a per share indicative range of $24.50 to $26.50 in cash), which proposal also included a draft debt commitment letter. Party A’s proposal did not include a revised draft of the merger agreement or a draft debt commitment letter or other evidence of Party A’s ability to finance the cash portion of its revised proposal. Party C indicated that the lower price per share reflected in its revised proposal resulted from Party C’s due diligence, including its concerns regarding recent industry trends, operating performance, including volume fluctuations with Convergys’ largest communications and technology clients, and the financial outlook of Convergys. Representatives of Party C later orally indicated to representatives of Centerview that Party C would have difficulty making a bid at or near the high end of its range (i.e., at $26.50).

On May 24, 2018, Convergys’ board of directors held a special telephonic meeting to review and discuss the second-round proposals with representatives of Centerview and Wachtell Lipton. Convergys’ board of directors discussed the merits of continuing the strategic alternatives process, as well as certain of the key issues raised by the revised drafts of the merger agreement submitted by SYNNEX and Party C. Following the discussion of Convergys’ board of directors, representatives of Centerview, at the direction of Convergys, requested the bidders to increase their bid price. Representatives of Party A indicated to Centerview that it was unwilling to consider an increase in its price or to provide a revised draft merger agreement or evidence of financing. Accordingly, at the direction of Convergys, representatives of Centerview informed Party A that it was excluded from further participation in the process at this time.

On May 25, 2018, representatives of SYNNEX sent a revised proposal to representatives of Centerview, increasing its bid price to $27.25, payable 50% in cash and 50% in stock, with a fixed exchange ratio for the stock portion of such consideration subject to a to-be-defined collar mechanism. The representatives of SYNNEX stated that this offer was “best and final.” SYNNEX also requested that Convergys enter into an agreement providing for the parties to negotiate on an exclusive basis.

Later on May 25, 2018, representatives of Party C spoke with representatives of Centerview. The representatives of Party C indicated that they required a meeting with Convergys management to solidify the terms of Party C’s proposal, and that they would be available to meet on June 5, 2018. At the direction of Convergys, the representatives of Centerview urged Party C to consider scheduling the meeting with Convergys’ management on an earlier date, to complete any remaining due diligence required and to increase its bid to at or near the high end of its range. Party C later declined to change the scheduled date of the management presentation.

Between May 26, 2018 and May 29, 2018, representatives of Wachtell Lipton held preliminary calls with representatives of Pillsbury Winthrop Shaw Pittman LLP, which is referred to in this joint proxy statement/

prospectus as Pillsbury, counsel to SYNNEX, to discuss issues arising out of SYNNEX’ revised draft of the merger agreement as well as certain antitrust and due diligence matters.

On May 30, 2018, SYNNEX’ management provided an update by email to SYNNEX’ board of directors regarding the potential transaction with Convergys, including updates on the due diligence process, deal terms and timeline, and certain financial information including Convergys’ outstanding debt.

On May 31, 2018, the chief executive officer of Party A contacted Ms. Ayers regarding Party A’s exclusion from the process. Ms. Ayers encouraged him to cause Party A to revisit its initial proposal and increase its bid price.

On June 1, 2018, representatives of SYNNEX spoke with representatives of Centerview. SYNNEX reiterated its $27.25 bid price was “best and final” and again requested that negotiations proceed between the parties on an exclusive basis. At the direction of Convergys, the representatives of Centerview informed SYNNEX that granting its request for exclusive negotiations at this time would not be appropriate in light of the fact that important business and contractual terms had yet to be negotiated. Centerview continued to encourage SYNNEX to increase its bid price.

On June 1, 2018, Convergys’ board of directors held a special telephonic meeting, with representatives of Centerview and Wachtell Lipton present. The representatives of Wachtell Lipton discussed with Convergys’ board of directors its fiduciary duties to Convergys’ shareholders in connection with the proposed transaction. The representatives of Centerview provided Convergys’ board of directors with an update on the status of discussions with SYNNEX, Party A and Party C, including the fact that Party A had been unwilling to refine its proposal to remain competitive with SYNNEX and Party C. Centerview also provided a preliminary financial analyses of the proposals received from SYNNEX and Party C. The representatives of Wachtell Lipton updated Convergys’ board of directors on the status of their discussions with Pillsbury, as well as provided an overview of certain legal issues that remained subject to negotiation with SYNNEX.

Later on June 1, 2018, representatives of Wachtell Lipton sent a revised draft of the merger agreement to representatives of Pillsbury. Over the following days, Wachtell Lipton and Pillsbury engaged in negotiations regarding open issues in the draft merger agreement.

On June 2, 2018, representatives of Centerview and Mr. Caldwell discussed certain issues arising out of Wachtell Lipton’s revised draft of the merger agreement.

On June 4, 2018, Mr. Valentine, representatives of Centerview and representatives of Wachtell Lipton met with Mr. Caldwell at Wachtell Lipton’s offices in New York, New York, with representatives from Pillsbury joining telephonically. The parties discussed open issues on the merger agreement, as well as SYNNEX’ bid price.

Between June 4, 2018 and June 5, 2018, Convergys continued to provide due diligence information and conducted due diligence sessions with SYNNEX.

On June 5, 2018, Mr. Valentine and representatives of Centerview met with Party C at Party C’s offices in New York, New York. In this meeting, Ms. Ayers, who joined telephonically, and Mr. Valentine provided Party C with an update on Convergys’ business prospects and outlook, and encouraged Party C to increase its bid price.

Later on June 5, 2018, representatives of Pillsbury sent a revised draft of the merger agreement to representatives of Wachtell Lipton. On June 6, 2018, representatives of Wachtell Lipton sent a revised draft of the merger agreement to representatives of Pillsbury. Later that day, representatives of Pillsbury called representatives of Wachtell Lipton to discuss the draft merger agreement and to reiterate SYNNEX’ request that negotiations proceed between the parties on an exclusive basis.

Later on June 6, 2018, representatives of Centerview contacted representatives of Party C. The representatives of Centerview reiterated to the representatives of Party C the request that Party C complete any remaining due diligence required and bid at or near the high end of its revised price range. The representatives of Party C stated that the June 5 meeting with Ms. Ayers and Mr. Valentine had not altered Party C’s views on value, and that Party C would not make a bid near the upper end of its revised price range. The representatives of Party C further indicated that Party C would require at least three additional weeks before it would be in position to sign a definitive agreement with Convergys. At the direction of Convergys, Centerview encouraged Party C to nonetheless submit a proposal.

On June 7, 2018, SYNNEX’ board of directors held a special meeting. SYNNEX’ management provided an update to SYNNEX’ board of directors regarding the potential transaction with Convergys, including deal structure and terms, updates regarding the financing related to the transaction, plan on obtaining a fairness opinion to be rendered by a financial advisor, transaction timeline and the status of merger agreement negotiations.

On June 6 and 7, 2018, Mr. Caldwell discussed with representatives of Centerview certain outstanding issues in the draft merger agreement and reiterated SYNNEX’ request that negotiations proceed between the parties on an exclusive basis. In addition, Convergys continued its reverse due diligence review of SYNNEX. Later on June 7, 2018, representatives of Wachtell Lipton sent a draft exclusivity agreement to representatives of Pillsbury.

Over the following days, representatives of Centerview and representatives of SYNNEX engaged in discussions regarding exclusivity, and representatives of Wachtell Lipton and representatives of Pillsbury engaged in negotiations regarding open issues in the draft merger agreement and the exclusivity agreement.

On June 11, 2018, Convergys and SYNNEX executed an exclusivity agreement providing for Convergys and SYNNEX to negotiate on an exclusive basis through June 19, 2018. In accordance with the exclusivity agreement, Convergys terminated the access of Party C to its virtual data room.

Later on June 11, 2018, representatives of Pillsbury sent a revised draft of the merger agreement and a draft of the voting agreement to representatives of Wachtell Lipton. Over the following days, representatives of Wachtell Lipton and representatives of Pillsbury engaged in negotiations regarding open issues in the draft merger agreement and voting agreement, and representatives of Centerview and representatives of SYNNEX discussed open issues in the draft merger agreement.

On June 12, 2018, representatives of Wachtell Lipton sent a revised draft of the voting agreement to representatives of Pillsbury. Later on June 12, 2018, representatives of SYNNEX contacted representatives of Centerview and discussed, among other things, Convergys’ request that the exchange ratio for the stock consideration component of its offer not be subject to any collar.

Also on June 12, 2018, Ms. Ayers, Mr. Valentine and representatives of Centerview conducted a reverse due diligence call with Mr. Marshall Witt, the chief financial officer of SYNNEX, and Mr. Marasigan. On this call, the parties reviewed SYNNEX’ business, including its past performance. The parties to the call also reviewed financial forecasts for SYNNEX based on Wall Street research analyst estimates. Mr. Witt advised that these projections were appropriate for Convergys to use in evaluating SYNNEX’ business.

On June 14, 2018, representatives of SYNNEX had a discussion with BofA Merrill Lynch regarding the potential transaction with Convergys and a request for BofA Merrill Lynch to render a fairness opinion.

On June 14, 2018, representatives of Pillsbury sent revised drafts of the merger agreement and voting agreement to representatives of Wachtell Lipton. Later on June 14, 2018, representatives of Wachtell Lipton sent a revised draft of the voting agreement to representatives of Pillsbury. Over the following days, representatives of Wachtell Lipton and representatives of Pillsbury engaged in negotiations regarding certain open issues in the draft merger agreement and voting agreement. In addition, representatives of Pillsbury indicated that SYNNEX was still considering whether the exchange ratio for the stock consideration portion of its offer should be subject to a collar.

On June 14, 2018 and June 15, 2018, representatives of SYNNEX had discussions with representatives of Convergys regarding certain of Convergys’ recent operating results and certain tax matters.

On June 16, 2018, representatives of Pillsbury sent an updated draft of the merger agreement to representatives of Wachtell Lipton, reflecting comments from legal counsel to the syndicate of lenders providing financing to SYNNEX. Over the next few days, representatives of Pillsbury and representatives of Wachtell Lipton continued to discuss certain outstanding issues in the draft merger agreement and voting agreement.

On June 17, 2018, representatives of Pillsbury sent representatives of Wachtell Lipton an updated list of outstanding issues in the draft merger agreement and voting agreement.

On June 18, 2018, Mr. Caldwell, Mr. Richie, Mr. Valentine, representatives of Centerview, representatives of Wachtell Lipton and representatives of Pillsbury engaged in negotiations regarding the open issues in the agreements. Non-price issues outstanding included (i) the ability of SYNNEX to terminate in the event of a breach by Convergys of the “no shop” restrictions applicable to Convergys prior to Convergys shareholders’ adoption of the merger agreement, (ii) the circumstances under which Convergys would be required to pay a termination fee to SYNNEX, (iii) the scope of efforts to be undertaken by SYNNEX to obtain regulatory approvals, (iv) treatment of non-executive employee compensation and bonuses and (v) whether the shareholders party to the voting agreement would be required to agree to a non-solicitation covenant in their individual capacity as shareholders.

Later on June 18, 2018, Convergys’ board of directors held a special telephonic meeting, with representatives of Centerview and Wachtell Lipton in attendance. The representatives of Centerview updated Convergys’ board of directors on the status of negotiations and outlined the key terms of SYNNEX’ proposal to acquire Convergys and the potential timeline to present a fully negotiated transaction to Convergys’ board of directors for consideration. The representatives of Wachtell Lipton discussed with Convergys’ board of directors its fiduciary duties to Convergys’ shareholders in connection with the proposed transaction. The representatives of Wachtell Lipton then reviewed the documentation that had been prepared in connection with the proposed transaction to date, a summary of which had been provided to Convergys’ board of directors in advance of the meeting. Convergys’ board of directors directed senior management to seek an increase in SYNNEX’ purchase price and to continue negotiating for more favorable terms on the other open issues in the documentation.

Following the June 18, 2018 meeting of Convergys’ board of directors, at the direction of Convergys, representatives of Centerview called Mr. Caldwell. The representatives of Centerview proposed that SYNNEX increase its bid to $28.50 per Convergys common share, by increasing the value of the stock portion of the consideration.

Later on June 18, 2018, representatives of Wachtell Lipton sent a revised draft of the merger agreement to representatives of Pillsbury. Outstanding non-price issues included (i) the ability of SYNNEX to terminate in the event of a breach by Convergys of the “no shop” restrictions applicable to Convergys prior to Convergys shareholders’ adoption of the merger agreement, (ii) the circumstances under which Convergys would be required to pay a termination fee to SYNNEX, (iii) the scope of efforts to be undertaken by SYNNEX to obtain regulatory approvals and (iv) treatment of non-executive employee compensation and bonuses. Over the following days, representatives of Wachtell Lipton and representatives of Pillsbury engaged in negotiations regarding the open issues in the draft merger agreement.

On June 19, 2018, Mr. Caldwell contacted representatives of Centerview. Mr. Caldwell informed the representatives of Centerview that, as previously stated, SYNNEX’ offer of $27.25 per Convergys common share was SYNNEX’ best and final offer. Also on June 19, 2018, Convergys and SYNNEX agreed to extend the period of exclusive negotiation through June 24, 2018.

On June 19, 2018, SYNNEX’ board of directors held a regularly scheduled meeting at which SYNNEX’ management provided an update regarding the potential transaction with Convergys. The update included a due diligence summary, a summary of Convergys’ business, certain financial information and information about Convergys’ debt, potential implications of combining the two companies and an update on the proposed terms of the merger agreement. Representatives of Pillsbury were present and reviewed with SYNNEX’ board of directors its fiduciary duties to SYNNEX’ stockholders in connection with the proposed transaction.

Later on June 19, 2018, Reuters reported that SYNNEX was in talks to acquire Convergys.

On June 20, 2018, representatives of SYNNEX held a diligence call with Mr. Valentine and representatives of Centerview to review and discuss Convergys’ updated 2018 financial forecast.

On June 20, 2018, representatives of Pillsbury sent representatives of Wachtell Lipton an updated list of outstanding issues in the draft merger agreement. Over the following days, representatives of Wachtell Lipton and representatives of Pillsbury engaged in negotiations regarding the open issues in the draft merger agreement.

On June 21, 2018, representatives of Pillsbury sent an updated draft of the merger agreement to representatives of Wachtell Lipton, reflecting comments from the legal counsel to the syndicate of lenders providing financing to SYNNEX. Later that day and the next day, representatives of Wachtell Lipton and representatives of Pillsbury engaged in negotiations regarding the open issues in the draft merger agreement.

Later on June 22, 2018, representatives of Pillsbury sent representatives of Wachtell Lipton a draft of a commitment letter from JPMorgan Chase Bank, N.A., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, pursuant to which they would agree to provide SYNNEX’ debt financing for the proposed transaction.

On June 23, 2018, representatives of Centerview spoke to Mr. Caldwell. Mr. Caldwell informed the representatives of Centerview that SYNNEX was lowering its bid price to $26.50 per Convergys common share, payable 50% in cash and 50% in stock, based on concerns regarding Convergys’ 2018 financial forecast. SYNNEX’ revised proposal also provided that the stock portion of the consideration would have a fixed exchange ratio, subject to a two-way collar mechanism, which would fix the value of the equity consideration in the range between 10% and 20% above or below the value of the shares of SYNNEX common stock at signing.

On June 24, 2018, Mr. Fox spoke with Mr. Polk to discuss the rationale for the decrease in price. Mr. Fox informed Mr. Polk that he was disappointed in SYNNEX’ revised proposal and disputed the rationale provided for the decrease. Mr. Fox advised that he would review the terms of SYNNEX’ revised proposal with Convergys’ board of directors.

On June 24, 2018, Convergys’ board of directors held a special telephonic meeting, with representatives of Centerview and Wachtell Lipton in attendance. With the assistance of Centerview, Convergys’ board of directors reviewed SYNNEX’ revised offer along with other strategic alternatives available to Convergys, including remaining a public company and continuing its chief executive officer search process.

Following the June 24, 2018 meeting of Convergys’ board of directors, at the direction of Convergys, representatives of Centerview called Mr. Caldwell. The representatives of Centerview proposed returning to a price of $27.25 per Convergys common share, payable 50% in cash and 50% in stock, with a fixed exchange ratio for purposes of the stock portion not subject to any collar. Mr. Caldwell declined this offer.

On June 26, 2018, Mr. Fox spoke with Mr. Polk. Mr. Polk informed Mr. Fox that SYNNEX’ offer of $26.50 per Convergys common share was SYNNEX’ best and final offer and that it would not proceed with negotiations at a price greater than $26.50 per share.

Also on June 26, 2018, Ms. Ayers, representatives of Centerview and Mr. Caldwell spoke telephonically to discuss the parties’ plan to complete outstanding diligence and finalize any outstanding issues on the draft merger agreement. Representatives of Wachtell Lipton sent revised drafts of the merger agreement and voting agreement to representatives of Pillsbury. Later on June 26, 2018, representatives of Pillsbury sent representatives of Wachtell Lipton a revised draft of the merger agreement, as well as a revised draft of a commitment letter from JPMorgan Chase Bank, N.A., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

On June 27, 2018, Ms. Ayers, Mr. Valentine and Mr. Marshall Witt, chief financial officer of SYNNEX, held a reverse due diligence call to discuss SYNNEX’ impending second quarter earnings and SYNNEX’ proposed guidance for its third quarter earnings. Also on June 27, 2018, representatives of Convergys conducted a due diligence call with representatives of SYNNEX.

On June 27, 2018, representatives of Wachtell Lipton and representatives of Pillsbury discussed various outstanding issues in the draft merger agreement. Following such discussion, representatives of Wachtell Lipton sent to representatives of Pillsbury a revised draft of the merger agreement. Later on June 27, 2018, representatives of Pillsbury sent a revised draft of the merger agreement to representatives of Wachtell Lipton. The outstanding issues included (i) the circumstances under which Convergys would be required to pay a termination fee to SYNNEX and (ii) the exchange ratio and collar mechanics. Over the course of the next two days, representatives of Wachtell Lipton and representatives of Pillsbury engaged in negotiations regarding the open issues in the draft merger agreement.

Later on June 27, 2018, Convergys’ board of directors held a special telephonic meeting, with representatives of Centerview and Wachtell Lipton in attendance. Wachtell Lipton again discussed the fiduciary duties of the Convergys directors in connection with the proposed transaction. Wachtell Lipton then provided Convergys’ board of directors with an update on the documentation that had been prepared to date in connection with the proposed merger, a summary of which had been provided in advance of the meeting. Also at this meeting, Centerview reviewed with Convergys’ board of directors Centerview’s financial analysis of the Consideration and confirmed that it would be in a position to deliver a written fairness opinion addressed to Convergys’ board of directors based on the per share merger consideration consisting of $13.25 in cash, without interest, and 0.1193 shares of SYNNEX common stock, were Convergys’ board of directors to decide to proceed with a transaction at that price, or an implied value of $26.50 per share (based on the 20-day volume weighted average price per share of SYNNEX common stock as of June 27, 2018).

On June 27, 2018, SYNNEX’ board of directors held a special telephonic meeting, with representatives of BofA Merrill Lynch and Pillsbury in attendance. At this meeting, SYNNEX’ management presented to SYNNEX’ board of directors a summary of the key terms of the merger agreement, and SYNNEX’ board of directors reviewed and discussed the proposed transaction-related resolutions and documents, including the merger agreement, voting agreement, bridge commitment letter and takedown commitment letter, which were provided to SYNNEX’ board of directors prior to the meeting. Representatives of Pillsbury again reviewed the fiduciary duties of SYNNEX’ board of directors in connection with the proposed transaction. BofA Merrill Lynch then reviewed with SYNNEX’ board of directors its financial analysis of the merger consideration and delivered to SYNNEX’ board of directors an oral opinion, which was confirmed by delivery of a written opinion dated June 27, 2018, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be paid in the mergers by SYNNEX, was fair, from a financial point of view, to SYNNEX. After discussion, including consideration of the factors described in the section “—SYNNEX’ Reasons for the Merger,” SYNNEX’ board of directors unanimously (i) determined that the merger agreement and the other transactions contemplated by the merger agreement, including the mergers, were advisable and fair to, and in the best interests of, SYNNEX and its stockholders, subject to SYNNEX’ management’s authority to negotiate the collar, (ii) approved the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement, including the mergers, (iii) directed that the stock issuance be submitted to a vote at a meeting of SYNNEX stockholders and (iv) recommended that the stock issuance be approved by SYNNEX’ stockholders.

On June 28, 2018, Mr. Marasigan called representatives of Centerview with a proposal to modify the collar, which would fix the equity value of the consideration in the range between 10% and 15% above or below the value of the SYNNEX common stock at signing.

Later on June 28, 2018, Convergys’ board of directors held a special telephonic meeting, with representatives of Centerview and Wachtell Lipton in attendance, to receive an update on the transaction, including the revised collar mechanics and a discussion of the terms of the merger agreement and voting agreements. After discussion, Convergys’ board of directors agreed that the modification to the collar proposed by SYNNEX was acceptable and decided to move forward with its consideration of the transaction. Representatives of Centerview rendered to Convergys’ board of directors an oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 28, 2018 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Consideration to be paid to the holders of Convergys common shares (other than as specified in such opinion) pursuant to the merger agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “—Opinion of Convergys’ Financial Advisor.” After discussion, Convergys’ board of directors, by a unanimous vote, (i) determined that the merger agreement, and the transactions contemplated thereby, were fair to, and in the best interests of, Convergys and its shareholders, (ii) approved the merger agreement and the transactions contemplated thereby, including the mergers, and declared advisable that Convergys enter into the merger agreement and (iii) resolved to recommend that the merger agreement be adopted by Convergys’ shareholders at a shareholders’ meeting duly called and held for such purpose.

On June 28, 2018, following approval by Convergys’ board of directors and SYNNEX’ board of directors of the merger agreement and the transactions contemplated thereby, but prior to execution of the merger agreement, The Wall Street Journal reported that Convergys had agreed to be acquired by SYNNEX. Later on June 28, 2018, representatives of Convergys and SYNNEX executed the merger agreement and the voting agreement. Thereafter, on June 28, 2018, Convergys and SYNNEX issued press releases announcing entry into the merger agreement and voting agreement.

Convergys’ Reasons for the Mergers; Recommendations of the Convergys Board of Directors that Convergys Shareholders Adopt the Merger Agreement

In its evaluation of the merger agreement, the mergers and the other transactions contemplated by the merger agreement, Convergys’ board of directors consulted with Convergys’ management and its legal and financial advisors and considered a number of factors, including the following (which are not necessarily in order of relative importance):

•

the industry shift towards digital offerings, the need for new technological solutions, including artificial intelligence, and the potential impact of such opportunities and risks on Convergys’ stand-alone operations and financial prospects;

•

the current, historical and projected financial condition and results of operations of Convergys on a stand-alone basis, including the risks to achieving its projected long-term results amid customer consolidation and the current and prospective technical environment;

•

the fact that the merger consideration, which consists of cash and shares of SYNNEX common stock, offers Convergys’ shareholders the opportunity to participate in the future earnings and growth of the combined company, while also providing Convergys’ shareholders with a cash payment of $13.25 per share, which guarantees certainty of value for a significant portion of the merger consideration;

•

the belief of Convergys’ board of directors that the combined company will be able to provide better value by reducing costs, expanding its geographic reach and leveraging best practices from each company, which will enable the combined company to be a premier global customer engagement services company providing next generation customer experience and business improvement to market-leading brands;

•

the belief of Convergys’ board of directors that the transaction combines complementary assets and capabilities to form a company with an enhanced ability that Convergys could not achieve on a stand-alone basis to work with customers to better navigate the ever-evolving and increasingly complex customer experience ecosystem, including increased scale, strong talent, best-in-class analytics, technology and digital offerings, a further diversified revenue base and the best mix of global delivery options to create and execute customer experience strategies that are uniquely relevant to customers;

•	the belief of Convergys’ board of directors that the combined company may be able to generate $150 million in annual synergies by fiscal year 2021;

•

the current and historical market prices for Convergys common shares, including the fact that the implied value of the merger consideration of $26.50 per share (based on the 20-day volume weighted average price per share of SYNNEX common stock as of June 27, 2018) represented an approximate premium of (1) 9.5% over the closing price per Convergys common share on June 27, 2018 (the last trading day prior to the announcement of the merger), and (2) 18% over the closing price per Convergys common share on May 10, 2018 (the last trading day prior to reports in the news media of rumors that Convergys was engaged in a strategic review process);

•

the fact that Convergys’ board of directors had carefully evaluated, in consultation with Convergys’ management and its financial and legal advisors, various strategic alternatives available to Convergys, including remaining an independent company or pursuing other alternative transactions, and exploring the possibility of potential business combinations with other strategic bidders and financial bidders, and Convergys’ board of directors’ belief that the transaction with SYNNEX offered greater certainty and less execution risk than the other strategic alternatives available to Convergys;

•

notwithstanding the public speculation regarding a potential transaction involving Convergys for more than one month prior to June 28, 2018, including speculation regarding SYNNEX’ interest in a transaction with Convergys, Convergys had not received an acquisition proposal from any third party except for the proposals described in “Background of the Mergers,” which Convergys’ board of directors believed to be less attractive than the SYNNEX proposal;

•

the oral opinion of Centerview rendered to Convergys’ board of directors on June 28, 2018, which was subsequently confirmed by delivery of a written opinion dated June 28, 2018 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the holders of Convergys common shares (other than as specified in such opinion) pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “—Opinion of Convergys’ Financial Advisor;”

•	the view of Convergys’ board of directors that SYNNEX could successfully consummate the mergers in a timely manner;

•	the fact that SYNNEX has obtained committed debt financing for the mergers and the limited number and nature of the conditions to the debt financing;

•	the fact that the adoption of the merger agreement will be subject to the approval of Convergys’ shareholders;

•	the fact that Convergys shareholders who do not vote to adopt the merger agreement and who follow certain procedures prescribed by Ohio law are entitled to dissenters’ rights under Ohio law;

•	the fact that the mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•

the collar structure of the consideration, which balances protection of the value of the stock component of the merger consideration in the event of a decline in SYNNEX’ stock price during the pendency of the transaction while providing for a fixed exchange ratio in the event of significant increases in

SYNNEX’ stock price that will not be adjusted for fluctuations in the market price of shares of SYNNEX common stock or Convergys common shares, and will give Convergys shareholders greater certainty as to the number of shares of SYNNEX common stock to be issued to them in the transaction;

•

the fact that SYNNEX is required to use its reasonable best efforts to take all actions necessary, proper or advisable to obtain regulatory approvals for the transaction, including agreeing to divestitures, unless such actions would result in a material adverse effect on SYNNEX (measured assuming that SYNNEX is the same size as Convergys), as further described in “The Merger Agreement—Reasonable Best Efforts Covenant”;

•

the requirement that SYNNEX hold the SYNNEX special meeting to vote on the stock issuance, and the fact that SYNNEX’ board of directors may not change its recommendation of the stock issuance to its shareholders;

•	the absence of a financing condition to the closing of the mergers, and SYNNEX’ representations and warranties related to the availability of funds and solvency;

•

Convergys’ ability, under certain circumstances, and subject to certain conditions, to furnish information to and to conduct negotiations with a third party that makes a bona fide unsolicited written proposal for a business combination or acquisition of Convergys that could reasonably be expected to lead to a proposal that is superior to the mergers;

•

The fact that Convergys’ board of directors, subject to certain conditions, has the right to change its recommendation of the adoption of the merger agreement in response to a proposal to acquire Convergys that Convergys’ board of directors determines is superior to the mergers or an intervening event with respect to Convergys, if Convergys’ board of directors determines that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties to Convergys’ shareholders;

•

the belief of Convergys’ board of directors that the end date under the merger agreement of December 28, 2018 (which may be increased by 90 days under certain circumstances) allows for sufficient time to complete the mergers; and

•	the fact that Convergys may seek specific performance of SYNNEX’ obligations under the merger agreement.

In addition, Convergys’ board of directors also weighed the foregoing advantages and benefits against a variety of risks and other potentially negative factors, including the following:

•

the fact that the exchange ratio with respect to the stock portion of the merger consideration is fixed within certain ranges, which could result in Convergys’ shareholders being adversely affected by a decrease in the trading price of shares of SYNNEX common stock;

•

the challenges inherent in the combination of the two companies, including the risk that integration of the two companies may take more time and be more costly than anticipated, and the risk that the cost savings, synergies and other benefits expected to be obtained as a result of the mergers might not be fully or timely realized;

•

the amount of time it could take to complete the mergers, the potential for diversion of management focus for an extended period and employee attrition, the potential inability to hire new employees and retain existing employees and the possible adverse effects of the announcement and pendency of the transaction on customers, providers, vendors and other business relationships, and the communities in which Convergys operates, in particular if the mergers are not completed;

•

the restrictions under the terms of the merger agreement on the conduct of Convergys’ business prior to the completion of the mergers, which could delay or prevent Convergys from undertaking material strategic opportunities that might arise pending completion of the mergers to the detriment of Convergys’ shareholders, in particular if the mergers are not completed;

•	the risk that SYNNEX and Convergys might not meet their financial projections;

•

the fact that SYNNEX and Convergys must obtain clearance under the HSR Act, as well as other approvals from certain other foreign antitrust regulators, in order to complete the mergers, which approvals may not be obtained or may be subject to conditions that SYNNEX is not required to accept;

•	certain terms of the merger agreement, including:

•	the limitation on Convergys’ ability to solicit alternative proposals;

•

the fact that SYNNEX will not be required to take actions necessary to complete the mergers if such actions would reasonably be expected to have a material adverse effect on SYNNEX after giving effect to the mergers (measured assuming that SYNNEX is the same size as Convergys); and

•

the fact that Convergys will be required to pay SYNNEX a termination fee of $74 million, which Convergys’ board of directors, upon consultation with its advisors, concluded was customary and reasonable for transactions of this size and type, if the merger agreement is terminated under certain circumstances, including a termination of the merger agreement by SYNNEX as a result of a change of recommendation by Convergys’ board of directors;

•

the risk that the mergers may not be completed, or that completion may be significantly delayed, for reasons beyond the control of Convergys, including the failure to satisfy certain conditions to closing, including (1) the failure of SYNNEX’ shareholders to approve the stock issuance, and (2) the failure to obtain the required regulatory approvals;

•

the fact that certain of Convergys’ directors and executive officers may receive certain benefits that are different from, and in addition to, those of Convergys’ other shareholders (see “Interests of Convergys Directors and Officers in the Mergers”);

•	the risks and uncertainties inherent in SYNNEX’ business and operations;

•	the fact that any gain arising from the cash component of the merger consideration generally will be taxable to Convergys’ shareholders; and

•	the risks described under the caption “Risk Factors.”

After considering the foregoing factors, Convergys’ board of directors concluded that, overall, the potentially beneficial factors relating to the merger agreement and the mergers outweighed the risks and potentially negative factors.

The foregoing discussion of the information and factors considered by Convergys’ board of directors is not exhaustive but is intended to reflect the material factors considered by Convergys’ board of directors in its consideration of the merger agreement, the mergers and the other transactions contemplated by the merger agreement. In view of the complexity and the large number of factors considered, Convergys’ board of directors, individually and collectively, did not quantify or assign any relative or specific weight to the various factors. Rather, Convergys’ board of directors based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of Convergys’ board of directors may have given different weights to different factors.

The foregoing discussion of the information and factors considered by Convergys’ board of directors is forward-looking in nature. This information should be read in light of the factors described under the caption “Cautionary Statement Regarding Forward-Looking Statements.”

After careful consideration, Convergys’ board of directors unanimously determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement were advisable and fair to and in the best interests of Convergys and its shareholders, and unanimously declared advisable and in all respects approved and adopted the merger agreement, the mergers and the other transactions contemplated by the merger agreement.

CONVERGYS’ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT.

SYNNEX’ Reasons for the Mergers; Recommendations of SYNNEX’ Board of Directors that SYNNEX Stockholders Approve the Stock Issuance

In evaluating the merger agreement and the mergers, SYNNEX’ board of directors consulted with SYNNEX’ management and its advisors and, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, including the stock issuance, and to recommend that SYNNEX stockholders vote “FOR” the approval of the stock issuance, SYNNEX’ board of directors considered a variety of factors, including the following (which are not necessarily in order of relative importance):

SYNNEX believes that the acquisition of Convergys will enhance SYNNEX’ position as a leading business process services company, with a more balanced portfolio between its Technology Solutions and Concentrix business segments. The acquisition of Convergys and the combination of Convergys’ business with SYNNEX’ Concentrix business is expected to result in a number of strategic benefits, including:

•

Increases scale and diversifies revenue base. Concentrix will increase its portfolio client base, will gain an enhanced presence in its current geographic locations, will add new key geographies, and will gain new global talent, which will allow it to grow its business more quickly than it could otherwise do by growing organically. Concentrix will have service delivery from a more robust global footprint and with 19 new languages.

•

Significantly expands strategic client base and geographical footprint. Concentrix will gain Fortune 500/1000 clients, Forbes Global 500/1000 clients, and a number of additional unicorn and disruptive high growth clients, which will enhance its ability to compete in the industry. Concentrix will gain strength in its existing footprint by increasing its presence in countries in which it already operates. It also will add the following twelve countries to its footprint: France, Germany, Hungary, Italy, Netherlands, Sweden, Dominican Republic, El Salvador, Honduras, Tunisia, Mauritius, and Egypt.

•

Strengthens position in strategic industry verticals. Concentrix will deepen domain expertise in key strategic verticals—Financial Services, Healthcare, Technology, and Automotive. It also will gain additional subject matter expertise, thought leadership and innovative execution along with enhanced offerings in robotic process automation, digital and analytics.

In addition to the strategic factors summarized above, SYNNEX’ board of directors also considered the following factors in connection with its evaluation of the mergers:

•	the respective businesses, operations, management, financial condition, earnings and prospects of SYNNEX and Convergys;

•	the results of management’s due diligence investigation of Convergys and the reputation, business practices and experience of Convergys and its management;

•	the historical trading prices of shares of SYNNEX common stock and Convergys common shares;

•	the review by SYNNEX’ board of directors with its advisors of the structure of the mergers and the financial and other terms of the merger agreement;

•	trends and competitive developments in the customer relationship management/business process outsourcing industry and the range of strategic alternatives available to SYNNEX;

•	that the combined company may be able to generate $150 million in annual synergies by fiscal year 2021;

•	the fact that SYNNEX’ stockholders must approve the stock issuance;

•

the fact that, because holders of outstanding shares of SYNNEX common stock as of immediately prior to completion of the mergers are expected to hold approximately 78% of the outstanding shares of SYNNEX common stock immediately after completion of the mergers excluding the potential issuance of shares of SYNNEX common stock upon conversion of the convertible debentures, SYNNEX stockholders are expected to have the opportunity to participate in the future performance of the combined company, including synergies;

•

the fact that the implied value of the merger consideration of $26.50 per share (based on the 20-day volume weighted average price per share of SYNNEX common stock as of June 27, 2018) represented an approximate premium of (1) 9.5% over the closing price per Convergys common share on June 27, 2018 (the last trading day prior to the announcement of the merger), and (2) 18% over the closing price per Convergys common share on May 10, 2018 (the last trading day prior to reports in the news media of rumors that Convergys was engaged in a strategic review process);

•

the fact that the merger consideration is structured with a collar, which will give greater certainty as to the number of shares of SYNNEX stock that will be issued in connection with the initial merger;

•

the terms of the bridge commitment letter and the bridge facility thereunder, the terms of the takeout commitment letter and the takeout facility thereunder, particularly in light of the then-current market for such commitments and facilities;

•

the opinion of BofA Merrill Lynch, dated June 27, 2018, to SYNNEX’ board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to SYNNEX, of the merger consideration to be paid by SYNNEX in the mergers, as more fully described below in the section “—Opinion of SYNNEX’ Financial Advisor”;

•

the fact that, while SYNNEX is obligated to use its reasonable best efforts to take all actions that are necessary, proper or advisable under law to complete the mergers, such efforts standard would not obligate SYNNEX to take any actions which would reasonably be expected to have a material adverse effect on SYNNEX and its subsidiaries taken as a whole, after giving effect to the mergers (measured assuming SYNNEX is the same size as Convergys);

•	the fact that Dennis Polk will continue to serve as Chief Executive Officer of SYNNEX following the completion of the mergers; and

•

the fact that Convergys is required to pay SYNNEX a termination fee of $74.0 million (or $37.0 million, in certain circumstances) or an expense reimbursement fee of $12.35 million if the merger agreement is terminated under certain circumstances.

SYNNEX’ board of directors also considered a number of uncertainties and risks in its deliberations concerning the mergers, including the following:

•	the dilution associated with the stock issuance;

•

the risk that the mergers may not be completed despite the parties’ efforts or that completion of the mergers may be delayed, even if the requisite approvals are obtained from SYNNEX stockholders and Convergys shareholders, including the possibility that conditions to the parties’ obligations to complete the mergers may not be satisfied, and the potential resulting disruptions to SYNNEX’ and Convergys’ businesses;

•	the potential length of the regulatory approval process and the period of time during which SYNNEX may be subject to the merger agreement;

•

the possibility that governmental authorities might seek to require certain actions of SYNNEX or Convergys or impose certain terms, conditions or limitations on SYNNEX’ or Convergys’ businesses in connection with granting approval of the mergers or might otherwise seek to prevent or delay the mergers, including the risk that governmental authorities might seek an injunction;

•

the fact that SYNNEX is required to pay Convergys an expense reimbursement fee of $12.35 million if the merger agreement is terminated because the stock issuance is not approved by the SYNNEX stockholders;

•	the fact that SYNNEX has incurred and will continue to incur significant transaction costs and expenses in connection with the mergers, regardless of whether they are completed;

•

the risk that the potential benefits of the mergers may not be fully realized, including the possibility that cost savings and operating efficiencies expected to result from the mergers may not be realized to the extent or on the timeline expected, or at all;

•	the risks inherent in the businesses of SYNNEX and Convergys;

•

the risk of diverting SYNNEX management focus and resources from other strategic opportunities and from operational matters, and potential disruption of SYNNEX management associated with the mergers and integrating the companies;

•	the fact that SYNNEX will be subject to certain restrictions on the conduct of its businesses during the period between signing the merger agreement and completion of the mergers;

•

Convergys’ ability, under circumstances described in the merger agreement, to provide information to and engage in discussions or negotiations with a third party that makes a bona fide unsolicited written takeover proposal;

•

the ability of Convergys’ board of directors, subject to certain conditions, to change its recommendation supporting the mergers in response to a takeover proposal that constitutes a superior proposal or an intervening event, if Convergys’ board of directors determines that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties;

•	the absence of a financing condition, and Convergys’ ability to specifically enforce SYNNEX’ obligations under the merger agreement;

•

the potential negative effects of the pendency of the mergers on SYNNEX’ businesses and relationships with employees, customers, providers, vendors, regulators and the communities in which it operates, including the risk that certain key members of senior management of SYNNEX or Convergys might not choose to remain with the combined company; and

•	various other risks associated with the mergers and the businesses of SYNNEX, Convergys and the combined company described under “Risk Factors.”

During its consideration of the mergers, SYNNEX’ board of directors was also aware that certain of Convergys’ directors and executive officers may have interests in the mergers that are different from or in addition to those of Convergys shareholders generally, as described under “Interests of Convergys’ Directors and Executive Officers in the Mergers.”

The above discussion of the material factors considered by SYNNEX’ board of directors in its consideration of the mergers and the other transactions contemplated by the merger agreement is not intended to be exhaustive, but does set forth the principal factors considered by SYNNEX’ board of directors. In light of the number and wide variety of factors considered in connection with the evaluation of the mergers, SYNNEX’ board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. SYNNEX’ board of directors viewed its position as being based on all of the information available to it and the factors presented to and considered by it. However, some directors may themselves have given different weight to different factors. The factors, potential risks and uncertainties contained in this explanation of SYNNEX’ reasons for the mergers and other information presented in this section contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements.”

SYNNEX’ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SYNNEX STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE.

Opinion of Convergys’ Financial Advisor

On June 28, 2018, Centerview rendered to Convergys’ board of directors its oral opinion, subsequently confirmed in a written opinion dated June 28, 2018, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the holders of Convergys common shares (other than Excluded Shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated June 28, 2018, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex B. Centerview’s financial advisory services and opinion were provided for the information and assistance of Convergys’ board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Convergys common shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the merger agreement. Centerview’s opinion did not address any other term or aspect of the merger agreement or the Transaction and does not constitute a recommendation to any shareholder of Convergys or any other person as to how such shareholder or other person should vote or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the merger agreement dated June 28, 2018, referred to in this summary of Centerview’s opinion as the Draft Merger Agreement;

•

Annual Reports on Form 10-K of Convergys for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 and Annual Reports on Form 10-K of SYNNEX for the years ended November 30, 2017, November 30, 2016 and November 30, 2015;

•	certain interim reports to shareholders and quarterly reports on Form 10-Q of Convergys and SYNNEX;

•	certain publicly available research analyst reports for Convergys and SYNNEX;

•	certain other communications from Convergys and SYNNEX to their respective shareholders;

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Convergys, including certain financial forecasts, analyses and projections relating to Convergys prepared by management of Convergys and furnished to Centerview by Convergys for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the Convergys forecasts, and which are collectively referred to in this summary of Centerview’s opinion as the Convergys internal data;

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of SYNNEX, which are collectively referred to in this summary of Centerview’s opinion as the SYNNEX internal data;

•

certain publicly available research analysts’ estimates relating to SYNNEX for 2018 and 2019 as extrapolated based on discussions with the management of SYNNEX and furnished to Centerview by Convergys for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the SYNNEX public forecasts; and

•

certain cost savings and operating synergies projected by the management of SYNNEX to result from the Transaction furnished to Centerview for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the synergies.

Centerview also participated in discussions with members of the senior management and representatives of Convergys and SYNNEX regarding their assessment of the Convergys internal data (including, without limitation the Convergys forecasts), the SYNNEX internal data, the SYNNEX public forecasts and the synergies, as appropriate, and the strategic rationale for the Transaction. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Convergys and SYNNEX and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Convergys’ consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Convergys’ direction, that the Convergys internal data (including, without limitation, the Convergys forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Convergys as to the matters covered thereby, that the SYNNEX internal data and the synergies were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of SYNNEX as to the matters covered thereby, and that the SYNNEX public forecasts are a reasonable basis upon which to evaluate the future financial performance of SYNNEX, and Centerview relied, at Convergys’ direction, on the Convergys internal data, the SYNNEX internal data, the SYNNEX public forecasts and the synergies for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data (including, without limitation, the Convergys forecasts), the SYNNEX internal data, the SYNNEX public forecasts, the synergies or the assumptions on which they were based. In addition, at Convergys’ direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Convergys or SYNNEX, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Convergys or SYNNEX. Centerview assumed, at Convergys’ direction, that the final executed merger agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at Convergys’ direction, that the Transaction will be consummated on the terms set forth in the merger agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Convergys or SYNNEX, or the ability of Convergys or SYNNEX to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Convergys’ underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Convergys or in which Convergys might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of Convergys common shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the merger agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the merger agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of Convergys or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Convergys or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of Convergys common shares (other than Excluded Shares) pursuant to the merger agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview expressed no view or opinion as to what the value of shares of SYNNEX common stock actually will be when issued pursuant to the Transaction or the prices at which Convergys common shares or Parent Shares will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Centerview’s opinion does not constitute a recommendation to any shareholder of Convergys or any other person as to how such shareholder or other person should vote or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of Convergys’ board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with Convergys’ board of directors in connection with Centerview’s written opinion, dated June 28, 2018. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Convergys. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Convergys or any other parties to the Transaction. None of Convergys, SYNNEX, Merger Sub I, Merger Sub II or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Convergys do not purport to be appraisals or reflect the prices at which Convergys may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 27, 2018 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions.

Convergys Financial Analysis

Selected Public Company Analysis

Centerview reviewed and compared certain financial information, ratios and multiples for Convergys to corresponding financial information, ratios and multiples for publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to Convergys. The selected public companies consisted of:

•	Teleperformance SE

•	TTEC Holdings, Inc.

•	Sykes Enterprises, Incorporated

•	Atento SA

Although none of the selected public companies is directly comparable to Convergys, these companies were selected, among other reasons, because they are publicly traded companies with certain operational and financial characteristics, which, for purposes of its analyses, Centerview considered to be similar to those of Convergys. However, because none of the selected companies is exactly the same as Convergys, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operating characteristics and prospects of Convergys and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of June 27, 2018, Centerview calculated, for each selected company, (i) enterprise value (calculated as the market value of common equity (determined using the fully diluted equity value) plus net debt and including adjustments for equity investments or non-controlling interests) as a multiple of Wall Street research analyst consensus estimated earnings before interest expense, income taxes, depreciation and amortization and non-recurring items (which is referred to in this summary of Centerview’s opinion as “Adjusted EBITDA”) for the applicable company for calendar year 2018, which is referred to as the Adjusted EBITDA multiple, and (ii) the ratio of stock price to Wall Street research analyst consensus estimated earnings per share of outstanding capital stock, excluding non-recurring items (which is referred to in this summary of Centerview’s opinion as “Adjusted EPS”) for the applicable company for calendar year 2018, which is referred to as the Adjusted EPS multiple. The results of these analyses are summarized below:

Companies	Enterprise Value/2018 Estimated EBITDA	Stock Price/ 2018 Estimated Earnings
Teleperformance SE	13.5x	22.8x
TTEC Holdings, Inc.	9.0x	18.2x
Sykes Enterprises, Incorporated	6.5x	14.0x
Atento SA	4.1x	9.0x
Peer Average	8.3x
Peer Median	7.7x
Convergys (Street Case Forecasts)(1)(2)	7.3x	13.3x
Convergys (Base Case Forecasts)(1)(3)	7.2x	12.8x
Convergys (Alternative Case Forecasts)(1)(4)	7.0x	12.5x

(1)	Reflects share price data as of May 10, 2018, the last trading day prior to speculation of a sale process by The Wall Street Journal.
(2)	The “Street Case Forecasts” refers to results based on Wall Street research analyst consensus estimates.
(3)	The “Base Case Forecasts” refers to results based on the Convergys management projections, which are described in the section titled “Convergys Management Projections.”
(4)	The “Alternative Case Forecasts” refers to results based on the Convergys bidder projections, which are described in the Section titled “Convergys Bidder Projections.”

Based on its experience and professional judgment, for purposes of its analysis Centerview selected a reference range of enterprise value to calendar year 2018 estimated Adjusted EBITDA multiples of 6.5x to 9.0x and a reference range of calendar year 2018 estimated Adjusted EPS multiples of 12.5x to 17.0x. In selecting these reference ranges, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of Convergys and the selected companies that could affect the public trading values in order to provide a context in which to consider the results of the quantitative analysis.

Centerview applied the Adjusted EBITDA multiple reference range to Convergys’ calendar year 2018 estimated Adjusted EBITDA as set forth in the Base Case Forecasts to derive a range of implied enterprise values for Convergys. Centerview subtracted from this range of implied enterprise values Convergys’ net debt as of April 30, 2018 as set forth in the Convergys internal data to derive a range of equity values for Convergys. Centerview then divided these implied equity values by the number of fully diluted outstanding Convergys common shares as of June 27, 2018 as set forth in the Convergys internal data to derive a range of implied values per Convergys common share. Centerview also applied the EPS multiple reference range to Convergys’ calendar year 2018 estimated Adjusted EPS as set forth in the Base Case Forecasts to derive a range of implied values per Convergys common share.

The results of this analysis, rounded to the nearest $0.25, are summarized below:

Valuation Metric	Implied Share Price
Enterprise Value/2018 Estimated Adjusted EBITDA	$20.00 – $28.25
Stock Price/2018 Estimated Adjusted Earnings	$22.00 – $29.75

Centerview then compared these ranges to the value of the Consideration of $26.50 implied by a reference price of $111.08 per share of SYNNEX common stock (the volume-weighted average trading price per share of SYNNEX common stock over the 20 trading day period ended June 27, 2018).

Selected Precedent Transaction Analysis

Centerview analyzed certain information relating to the following similar customer experience outsourcing and selected business process outsourcing transactions for which publicly disclosed information is available. Centerview used its experience, expertise and knowledge of the customer experience outsourcing and business process outsourcing industries to select transactions that involved companies with certain operations, results, business mix or product profiles that, for purposes of analysis, may be considered similar to certain operations, results, business mix or product profiles of Convergys.

Announcement Date	Acquiror	Target
June 2018	Teleperformance SE	Intelenet Global Services Pvt. Ltd.
May 2011	Serco Group Plc	Intelenet Global Services Pvt. Ltd.
July 2014	Teleperformance SE	Aegis USA
May 2010	APAX Partners LLP	Tivit Terceirização de Processos, Serviços e Tecnologia S.A.
July 2011	NCO Group, Inc. / One Equity Partners	APAC Customer Services, Inc.
August 2009	Stream Global Services, Inc.	eTeleCare Global Solutions Inc.
October 2009	Sykes Enterprises, Incorporated	ICT Group, Inc.
September 2015	The Blackstone Group L.P.	Intelenet Global Services Pvt. Ltd.
February 2015	Capita plc	avocis AG
January 2014	Convergys Corporation	Stream Global Services, Inc.
July 2015	Groupe Acticall SAS	Sitel Worldwide Corporation
November 2009	Bain Capital, LP	Bellsystem24 Holdings Inc.

No company or transaction used in this analysis is directly comparable to Convergys or SYNNEX or the Transaction. The transactions included in the selected transactions were selected, among other reasons, because they involved companies with certain operational and financial characteristics that, for the purposes of its analysis, Centerview considered to be similar to those of Convergys. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse, and there are inherent differences in the business, operations, financial conditions and prospects of Convergys and SYNNEX and the companies involved in the selected transactions.

For each of the selected transactions, based on public filings, press releases made by the companies involved and other publicly available information, Centerview calculated and compared the enterprise value implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of EBITDA for the last available four-quarter period prior to the announcement of the applicable transaction, which is referred to as LTM EBITDA. The results of this analysis are summarized below:

Announcement Date	Acquiror	Target	Enterprise Value/LTM EBITDA
June 2018	Teleperformance SE	Intelenet Global Services Pvt. Ltd.	12.0x
May 2011	Serco Group Plc	Intelenet Global Services Pvt. Ltd.	10.5x
July 2014	Teleperformance SE	Aegis USA	<9.0x
May 2010	APAX Partners LLP	Tivit Terceirização de Processos, Serviços e Tecnologia S.A.	8.7x
July 2011	NCO Group, Inc. / One Equity Partners	APAC Customer Services, Inc.	8.4x
August 2009	Stream Global Services, Inc.	eTeleCare Global Solutions Inc.	8.3x
October 2009	Sykes Enterprises, Incorporated	ICT Group, Inc.	7.8x
September 2015	The Blackstone Group L.P.	Intelenet Global Services Pvt. Ltd.	7.1x
February 2015	Capita plc	avocis AG	7.0x
January 2014	Convergys Corporation	Stream Global Services, Inc.	6.7x
July 2015	Groupe Acticall SAS	Sitel Worldwide Corporation	6.4x
November 2009	Bain Capital, LP	Bellsystem24 Holdings Inc.	5.8x

Based on its analysis of the relevant metrics for each of the selected transactions, Centerview selected a reference range of multiples of enterprise value to LTM EBITDA of 6.5x to 9.0x. In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of Convergys and the companies involved in the selected transactions and other factors that could affect the public trading, acquisition or other values of such companies or Convergys in order to provide a context in which to consider the results of the quantitative analysis.

Centerview applied this reference range to the LTM EBITDA for Convergys as of March 31, 2018 as set forth in the Convergys internal data to calculate a range of implied enterprise values for Convergys. Centerview subtracted from this range of implied enterprise values Convergys’ net debt as of April 30, 2018 as set forth in the Convergys internal data to derive a range of equity values for Convergys. Centerview then divided these implied equity values for Convergys by the number of fully diluted outstanding Convergys common shares as of June 27, 2018 as set forth in the Convergys internal data to derive a range of implied values per Convergys common share.

This resulted in a range of implied values of $20.00 to $28.25 per Convergys common share, rounded to the nearest $0.25. Centerview then compared this range to the value of the Consideration of $26.50 implied by a reference price of $111.08 per share of SYNNEX common stock.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Convergys, which is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of illustrative equity values for Convergys by (1) discounting to present value as of April 30, 2018 using discount rates ranging from 9.5% to 11.5% (reflecting Centerview’s analysis of Convergys’ weighted average cost of capital) and a mid-year discounting convention: (a) the forecasted unlevered free cash flows of Convergys reflected in each of the Base Case Forecasts and the Alternative Case Forecasts for the period beginning January 1, 2018 and ending on December 31, 2022 (with calendar year 2018 being pro-rated for the eight months remaining in the calendar year) and (b) a range of illustrative terminal values of Convergys at the end of the forecast period, calculated by Centerview applying perpetuity growth rates ranging from 1.5% to 2.5%, which Centerview selected based on its professional judgment and (2) subtracting from the foregoing results Convergys’ net debt as of April 30, 2018 as set forth in the Convergys internal data.

Centerview then divided these implied equity values by the number of fully diluted outstanding Convergys common shares as of June 27, 2018 as set forth in the Convergys internal data to derive a ranges, rounded to the nearest $0.25, of implied values per Convergys common share as follows:

Base Case Forecasts	$20.50 to $28.25
Alternative Case Forecasts	$21.75 to $30.25

Centerview then compared these ranges to the value of the Consideration of $26.50 implied by a reference price of $111.08 per share of SYNNEX common stock.

SYNNEX Financial Analysis

Selected Public Company Analysis

Centerview reviewed and compared certain financial information, ratios and multiples for SYNNEX to corresponding financial information, ratios and multiples for publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to SYNNEX. The selected public companies consisted of:

•	CDW Corporation

•	ScanSource, Inc.

•	Avnet, Inc.

•	Insight Enterprises Inc.

•	Arrow Electronics, Inc.

•	Tech Data Corporation

•	Teleperformance SE

•	TTEC Holdings, Inc.

•	Sykes Enterprises, Incorporated

•	Atento SA

•	Convergys

Although none of the selected public companies is directly comparable to SYNNEX, these companies were selected, among other reasons, because they are publicly traded companies with certain operational and financial characteristics, which, for purposes of its analyses, Centerview considered to be similar to those of SYNNEX.

However, because none of the selected companies is exactly the same as SYNNEX, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operating characteristics and prospects of SYNNEX and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of June 27, 2018, Centerview calculated, for each selected company, (i) the calendar year 2018 estimated Adjusted EBITDA multiple based on Wall Street research analyst consensus estimated Adjusted EBITDA for the applicable company for calendar year 2018, and (ii) the calendar year 2018 estimated Adjusted EPS multiple based on Wall Street research analyst consensus estimated Adjusted EPS for the applicable company for calendar year 2018. The results of these analyses are summarized below:

Companies	Enterprise Value/2018 Estimated EBITDA	Stock Price/ 2018 Estimated Earnings
CDW Corporation	12.8x	18.3x
ScanSource, Inc.	10.0x	12.0x
Avnet, Inc.	7.5x	11.5x
Insight Enterprises Inc.	6.7x	11.2x
Arrow Electronics, Inc.	7.3x	8.6x
Tech Data Corporation	5.9x	7.9x
Teleperformance SE	13.5x	22.8x
TTEC Holdings, Inc.	9.0x	18.2x
Sykes Enterprises, Incorporated	6.5x	14.0x
Atento SA	4.1x	9.0x
Convergys (Street Case Forecasts)(1)	7.3x	13.3x
Value Added Reseller Peer Average(2)	8.4x	11.6x
Value Added Reseller Peer Median(2)	7.4x	11.4x
Call Center Peer Average(3)	8.1x	15.5x
Call Center Peer Median(3)	7.3x	14.0x
All Peer Average	8.2x	13.3x
All Peer Median	7.3x	12.0x
SYNNEX(4)	7.9x	10.7x

(1)	The “Street Case Forecasts” refers to results based on Wall Street research analyst consensus estimates.
(2)	Calculations only include CDW Corporation, Scan Source, Inc., Avnet, Inc. Insight enterprises Inc., Arrow Electronics, Inc., and Tech Data Corporation.
(3)	Calculations only include Teleperformance SE, TTEC Holdings, Inc., Sykes Enterprises, Incorporated, Atento SA and Convergys.
(4)	Based on SYNNEX’ public forecasts.

Based on its experience and professional judgment, for purposes of its analysis Centerview selected a reference range of enterprise value to calendar year 2018 estimated Adjusted EBITDA multiples of 6.8x to 10.0x and a reference range of calendar year 2018 estimated Adjusted EPS multiples of 9.0x to 14.0x. In selecting these reference ranges, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of SYNNEX and the selected companies that could affect the public trading values in order to provide a context in which to consider the results of the quantitative analysis.

Centerview applied the Adjusted EBITDA multiple reference range to SYNNEX’ fiscal year 2018 estimated Adjusted EBITDA as set forth in the SYNNEX public forecasts to derive a range of implied enterprise values for

SYNNEX. Centerview subtracted from this range of implied enterprise values SYNNEX’ net debt as of February 28, 2018 as set forth in SYNNEX SEC filings to derive a range of equity values for SYNNEX. Centerview then divided these implied equity values by the number of fully diluted outstanding shares of SYNNEX common stock as of June 27, 2018 as set forth in the SYNNEX internal data to derive a range of implied values per share of SYNNEX common stock. Centerview also applied the Adjusted EPS multiple reference range to SYNNEX’ fiscal year 2018 estimated Adjusted EPS as set forth in the SYNNEX public forecasts to derive a range of implied values per share of SYNNEX common stock.

The results of this analysis, rounded to the nearest $0.25, are summarized below:

Valuation Metric	Implied Share Price
Enterprise Value/2018 Estimated Adjusted EBITDA	$87.25 – $145.75
Stock Price/2018 Estimated Earnings	$90.25 – $140.25

Centerview then compared this range to (i) the closing price per share of SYNNEX common stock on June 27, 2018 of $107.55 and (ii) a reference price of $111.08 per share of SYNNEX common stock.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of SYNNEX. In performing this analysis, Centerview calculated a range of illustrative equity values for SYNNEX by (1) discounting to present value as of February 28, 2018 using discount rates ranging from 9.0% to 11.0% (reflecting Centerview’s analysis of SYNNEX’ weighted average cost of capital) and a mid-year discounting convention: (a) the forecasted unlevered free cash flows of SYNNEX reflected in the SYNNEX public forecasts for the period beginning December 1, 2017 and ending on November 30, 2022 (with fiscal year 2018 being pro-rated for the nine months remaining in the fiscal year) and (b) a range of illustrative terminal values of SYNNEX at the end of the forecast period, calculated by Centerview applying perpetuity growth rates ranging from 2.0% to 3.0%, which Centerview selected based on its professional judgment and (2) subtracting from the foregoing results SYNNEX’ net debt as of February 28, 2018 as set forth in SYNNEX SEC filings.

Centerview then divided the resulting implied equity values by the number of fully diluted outstanding shares of SYNNEX common stock as of June 28, 2018 as set forth in the SYNNEX internal data to derive a range of implied values per share of SYNNEX common stock of $95.75 to $151.25, rounded to the nearest $0.25. Centerview then compared these ranges to (i) the closing price per share of SYNNEX common stock on June 27, 2018 of $107.55 and (ii) a reference price of $111.08 per share of SYNNEX common stock.

Other Factors

Centerview noted for Convergys’ board of directors certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Price Trading Analysis of Convergys. Centerview reviewed the stock price performance of Convergys common shares for the 52-week period up to and including May 10, 2018. Centerview noted that the range of low and high closing prices of Convergys common shares during the prior 52-week period was $21.47 to $26.65, as compared to the implied value of $26.50 for the Consideration to be paid in respect of each Convergys common share (other than Excluded Shares).

•

Analyst Price Target Analysis of Convergys. Centerview reviewed stock price targets for Convergys common shares reflected in certain publicly available Wall Street research analyst reports as of June 27, 2018. Centerview noted that the analyst stock price targets in such research analyst reports ranged from $22.00 to $24.00 per Convergys common share, as compared to the implied value of $26.50 for the Consideration to be paid in respect of each Convergys common share (other than Excluded Shares).

•

Illustrative Present Value of Future Share Price Analysis of Convergys. Centerview performed an illustrative analysis of the implied present value of the future price per Convergys common share based on (i) Convergys’ Adjusted EBITDA multiple and (ii) Convergys’ Adjusted EPS multiple (based on the Base Case Forecasts).

•

Adjusted EBITDA Multiple. In calculating the implied present value of future share price of Convergys common shares based on Convergys’ Adjusted EBITDA multiple, Centerview first calculated the implied enterprise value of Convergys for the end of each of calendar years 2018, 2019, 2020 and 2021 by multiplying the estimated one-year forward Adjusted EBITDA of Convergys (as provided by Convergys management) at the end of each respective period by an Adjusted EBITDA multiple equal to 7.2x. Centerview then calculated the implied equity value of Convergys for each of calendar years 2018, 2019, 2020, and 2021 by subtracting the estimated net debt of Convergys at the end of each respective period. Centerview then divided the equity values by the total number of outstanding Convergys common shares on a fully diluted basis. Centerview then discounted those implied values to June 27, 2018 by using an equity discount rate equal to 11.5%. Additionally, Centerview added the present value (using an equity discount rate equal to 11.5%) of the cumulative dividends per share estimated to be paid through the end of each of calendar years 2018, 2019, 2020, and 2021. The analysis resulted in a range of implied present values of one Convergys common share as of June 27, 2018, rounded to the nearest $0.25, equal to $22.75, $22.75, $22.50, and $22.25 for the end of calendar year 2018, 2019, 2020, and 2021, respectfully.

•

Adjusted EPS Multiple. In calculating the implied present value of future share price of Convergys common shares based on Convergys’ Adjusted EPS multiple, Centerview first calculated the implied equity value per Convergys common share for the end of each of calendar years 2018, 2019, 2020 and 2021 by multiplying the estimated one-year forward Adjusted EPS of Convergys (as provided by management) at the end of each respective period by an Adjusted EPS multiple equal to 12.8x. Centerview then discounted those implied values to June 27, 2018 by using an equity discount rate equal to 11.5%. Additionally, Centerview added the present value (using an equity discount rate equal to 11.5%) of the cumulative dividends per share estimated to be paid through the end of each of calendar years 2018, 2019, 2020, and 2021. The analysis resulted in a range of implied present values of one Convergys common share as of June 27, 2018, rounded to the nearest $0.25, equal to $23.00, $22.75, $22.25, and $21.75 for the end of calendar year 2018, 2019, 2020, and 2021, respectfully.

•

Historical Trading Multiples of Convergys. Centerview reviewed Convergys’ next twelve month Adjusted EBITDA multiple and Adjusted EPS multiple on a daily basis for the three-year period ended June 27, 2018 (based on street consensus estimates). Centerview observed that the Consideration represented an Adjusted EBITDA multiple and an Adjusted EPS multiple (based on street consensus estimates) above the 95th percentile of the trading range of that period.

•

Historical Stock Price Trading Analysis of SYNNEX. Centerview reviewed the stock price performance of SYNNEX common stock for the 52-week period up to and including June 27, 2018. Centerview noted that the range of low and high closing prices of SYNNEX common stock during the prior 52-week period was $95.31 to $140.70, as compared to (i) the closing price per share of SYNNEX common stock on June 27, 2018 of $107.55 and (ii) a reference price of $111.08 per share of SYNNEX common stock.

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Analyst Price Target Analysis of SYNNEX. Centerview reviewed stock price targets for SYNNEX common stock reflected in certain publicly available Wall Street research analyst reports as of June 27, 2018. Centerview noted that the analyst stock price targets in such research analyst reports ranged from $130.00 to $160.00 per share of SYNNEX common stock, as compared to (i) the closing price per share of SYNNEX common stock on June 27, 2018 of $107.55 and (ii) a reference price of $111.08 per share of SYNNEX common stock.

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Illustrative Present Value of Future Share Price Analysis of SYNNEX Pro-Forma the Transaction (“SYNNEX PF”). Centerview performed an illustrative analysis of the implied present value of the future price per share of the SYNNEX PF entity based on (i) SYNNEX’ Adjusted EBITDA multiple, (ii) SYNNEX and Convergys’ weighted average Adjusted EBITDA multiple (weighted by enterprise value) (iii) SYNNEX’ Adjusted EPS multiple, and (iv) SYNNEX and Convergys’ weighted average Adjusted EPS multiple (weighted by equity value) (based on the Base Case Forecasts and the SYNNEX public forecasts). Centerview then utilized this analysis to perform an illustrative analysis of the implied present value of the Consideration, including the implied present value of the equity Consideration, the discounted value of anticipated cumulative dividends attributable to Convergys shareholders, and the cash Consideration.

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SYNNEX’ Adjusted EBITDA Multiple. In calculating the implied present value of future share price of SYNNEX PF common stock based on SYNNEX’ Adjusted EBITDA multiple, Centerview first calculated the implied enterprise value of SYNNEX PF for the end of each of calendar years 2018, 2019, 2020 and 2021 by multiplying the estimated one-year forward Adjusted EBITDA of SYNNEX PF at the end of each respective period by an Adjusted EBITDA multiple equal to 7.9x. Centerview then calculated the implied equity value of SYNNEX PF for each of calendar years 2018, 2019, 2020, and 2021 by subtracting the estimated net debt of SYNNEX PF at the end of each respective period. Centerview then calculated the implied equity value per share of SYNNEX PF common stock for each of the calendar years 2018, 2019, 2020, and 2021 by dividing the equity values by the total number of outstanding shares of SYNNEX PF common stock on a fully diluted basis. Centerview then calculated the implied value of the equity Consideration for each of the calendar years 2018, 2019, 2020, and 2021 by multiplying the equity values per share of SYNNEX PF common stock by the exchange ratio. Centerview then discounted those implied values to June 27, 2018 by using an equity discount rate equal to 11.5%. Centerview then calculated the cumulative dividends per share estimated to be paid through the end of each of calendar years 2018, 2019, 2020, and 2021 and multiplied these figures by the exchange ratio to arrive at the cumulative dividends per share attributable to Convergys shareholders. Centerview discounted the cumulative dividends per share attributable to Convergys shareholders to June 27, 2018 by using an equity discount rate equal to 11.5%. Finally, Centerview added the implied present value of the equity Consideration, the discounted value of the cumulative dividends attributable to Convergys shareholders, and the cash Consideration to arrive at an illustrative present value of the Consideration to Convergys shareholders. The analysis resulted in a range of implied present values of the Consideration per share to Convergys shareholders, rounded to the nearest $0.25, equal to $27.50, $28.75, $29.75, and $30.00 for the end of calendar year 2018, 2019, 2020, and 2021, respectfully.

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SYNNEX and Convergys’ Weighted Average Adjusted EBITDA Multiple. In calculating the implied present value of future share price of SYNNEX PF common stock based on SYNNEX and Convergys’ weighted average Adjusted EBITDA multiple (weighted by enterprise value) (the “Weighted Average Adjusted EBITDA Multiple”), Centerview first calculated the implied enterprise value of SYNNEX PF for the end of each of calendar years 2018, 2019, 2020 and 2021 by multiplying the estimated one-year forward Adjusted EBITDA of SYNNEX PF at the end of each respective period by an Weighted Average Adjusted EBITDA Multiple equal to 7.7x. Centerview then calculated the implied equity value of SYNNEX PF for each of calendar years 2018, 2019, 2020, and 2021 by subtracting the estimated net debt of SYNNEX PF at the end of each respective period. Centerview then calculated the implied equity value per share of SYNNEX PF for each of the calendar years 2018, 2019, 2020, and 2021 by dividing the equity values by the total number of outstanding shares of SYNNEX PF common stock on a fully diluted basis. Centerview then calculated the implied value of the equity Consideration for each of the calendar years 2018, 2019, 2020, and 2021 by multiplying the equity values per share of SYNNEX PF by the exchange ratio. Centerview then discounted those implied values to June 27, 2018 by using an equity discount rate equal to 11.5%. Centerview then calculated the cumulative dividends per share estimated to be paid through the end of each of calendar years 2018, 2019, 2020, and 2021 and multiplied these figures by the exchange ratio to arrive at the cumulative dividends per share attributable to Convergys shareholders. Centerview discounted the cumulative dividends per share attributable to Convergys shareholders to June 27, 2018 by using an equity discount rate equal to 11.5%. Finally, Centerview added the implied present value of the equity Consideration, the discounted value of the cumulative dividends attributable to Convergys shareholders, and the cash Consideration to arrive at an illustrative present value of the Consideration to Convergys shareholders. The analysis resulted in a range of implied present values of the Consideration per share to Convergys shareholders, rounded to the nearest $0.25, equal to $27.00, $28.25, $29.25, and $29.50 for the end of calendar year 2018, 2019, 2020, and 2021, respectfully.

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SYNNEX PF’s Adjusted EPS Multiple. In calculating the implied present value of future share price of SYNNEX PF common stock based on SYNNEX PF’s Adjusted EPS multiple, Centerview first calculated the implied equity value per share of SYNNEX PF common stock for the end of each of calendar years 2018, 2019, 2020 and 2021 by multiplying the estimated one-year forward Adjusted EPS of SYNNEX PF at the end of each respective period by an Adjusted EPS multiple equal to 10.7x. Centerview then calculated the implied value of the equity Consideration for each of the calendar years 2018, 2019, 2020, and 2021 by multiplying the equity values per share of SYNNEX PF by the exchange ratio. Centerview then discounted those implied values to June 27, 2018 by using an equity discount rate equal to 11.5%. Centerview then calculated the cumulative dividends per share estimated to be paid through the end of each of calendar years 2018, 2019, 2020, and 2021 and multiplied these figures by the exchange ratio to arrive at the cumulative dividends per share attributable to Convergys shareholders. Centerview discounted the cumulative dividends per share attributable to Convergys shareholders to June 27, 2018 by using an equity discount rate equal to 11.5%. Finally, Centerview added the implied present value of the equity Consideration, the discounted value of the cumulative dividends attributable to Convergys shareholders, and the cash Consideration to arrive at an illustrative present value of the Consideration to Convergys shareholders. The analysis resulted in a range of implied present values of the Consideration per share to Convergys shareholders, rounded to the nearest $0.25, equal to $27.25, $27.75, $28.00, and $27.75 for the end of calendar year 2018, 2019, 2020, and 2021, respectfully.

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SYNNEX and Convergys’ Weighted Average Adjusted EPS Multiple. In calculating the implied present value of future share price of SYNNEX PF common stock based on SYNNEX and Convergys’ weighted average Adjusted EPS multiple (weighted by equity value) (the “Weighted Average Adjusted EPS Multiple”), Centerview first calculated the implied equity value per share of SYNNEX PF common stock for the end of each of calendar years 2018, 2019, 2020 and 2021 by multiplying the estimated one-year forward Adjusted EPS of SYNNEX PF at the end of each respective period by a Weighted Average Adjusted EPS Multiple equal to 11.4x. Centerview then calculated the implied value of the equity Consideration for each of the calendar years 2018, 2019, 2020, and 2021 by multiplying the equity values per share of SYNNEX PF by the exchange ratio. Centerview then discounted those implied values to June 27, 2018 by using an equity discount rate equal to 11.5%. Centerview then calculated the cumulative dividends per share estimated to be paid through the end of each of calendar years 2018, 2019, 2020, and 2021 and multiplied these figures by the exchange ratio to arrive at the cumulative dividends per share attributable to Convergys shareholders. Centerview discounted the cumulative dividends per share attributable to Convergys shareholders to June 27, 2018 by using an equity discount rate equal to 11.5%. Finally, Centerview added the implied present value of the equity Consideration, the discounted value of the cumulative dividends attributable to Convergys shareholders, and the cash Consideration to arrive at an illustrative present value of the Consideration to Convergys shareholders. The analysis resulted in a range of implied present values of the Consideration per share to Convergys shareholders, rounded to the nearest $0.25, equal to $28.25, $28.75, $29.00, and $28.50 for the end of calendar year 2018, 2019, 2020, and 2021, respectfully.

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Historical Trading Multiples of SYNNEX. Centerview reviewed SYNNEX’ next twelve month Adjusted EBITDA multiple and Adjusted EPS multiple on a daily basis for the three-year period ended June 27, 2018 (based on street consensus estimates). Centerview observed that SYNNEX’ current trading price represented an Adjusted EBITDA multiple within the 2nd quartile and an Adjusted EPS multiple (based on street consensus estimates) within the 10th percentile of the trading range of that period.

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Illustrative Accretion Analysis. Centerview reviewed and analyzed the estimated pro forma impact of the transaction on projected accretion to holders of Parent Shares for the years 2019, 2020, and 2021 based on (1) forecasts of the management of Convergys and (2) the SYNNEX public forecasts and extrapolations of such SYNNEX public forecasts. Centerview calculated an estimated pro forma accretive impact for holders of Parent Shares (on a percentage basis) in the single digits in the first year, reaching double-digits by the second year. Any such estimates are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by the estimates.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by Convergys’ board of directors in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of Convergys’ board of directors or management of Convergys with respect to the Consideration or as to whether Convergys’ board of directors would have been willing to determine that a different consideration was fair. The consideration for the Transaction was determined through arm’s-length negotiations between Convergys and SYNNEX and was approved by Convergys’ board of directors. Centerview provided advice to Convergys during these negotiations. Centerview did not, however recommend any specific amount of consideration to Convergys or Convergys’ board of directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion Centerview was engaged to provide certain financial advisory services to Convergys from time to time, including in connection with an acquisition transaction, and Centerview received $1,500,000 in compensation from Convergys for such services. In the two years prior to the date of its written opinion, Centerview was not engaged to provide financial advisory or other services to SYNNEX, and Centerview did not receive any compensation from SYNNEX during such period. Centerview may provide investment banking and other services to or with respect to Convergys or SYNNEX or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Convergys, SYNNEX, or any of their respective affiliates, or any other party that may be involved in the Transaction.

Convergys’ board of directors selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation, experience within Convergys’ industry, and advisory relationship with Convergys over the past decade. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Centerview’s services as the financial advisor to Convergys’ board of directors, Convergys has agreed to pay Centerview an estimated aggregate fee of approximately $46 million (estimated as of August 1, 2018), of which $5 million was payable upon the rendering of Centerview’s opinion and approximately $41 million of which is payable contingent upon consummation of the Transaction. In addition, Convergys has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Opinion of SYNNEX’ Financial Advisor

SYNNEX retained BofA Merrill Lynch to act as its financial advisor in connection with the mergers solely to render its opinion to SYNNEX’ board of directors as to the fairness, from a financial point of view, to SYNNEX of the merger consideration (which for purposes of this section, the section “Summary—Opinion of SYNNEX’ Financial Advisor” and each other part of this joint proxy statement/prospectus that refers to the opinion of BofA Merrill Lynch, means $13.25 in cash, without interest, and 0.1193 shares of SYNNEX common stock, for each Convergys common share). BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. SYNNEX selected BofA Merrill Lynch on the basis of BofA Merrill Lynch’s experience in transactions similar to the mergers, its reputation in the investment community and its familiarity with SYNNEX, Convergys and their respective businesses.

On June 27, 2018, at a meeting of SYNNEX’ board of directors held to evaluate the mergers, BofA Merrill Lynch delivered to SYNNEX’ board of directors an oral opinion, which was confirmed by delivery of a written opinion dated June 27, 2018, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be paid in the mergers by SYNNEX, was fair, from a financial point of view, to SYNNEX.

The full text of BofA Merrill Lynch’s written opinion to SYNNEX’ board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to SYNNEX’ board of directors for the benefit and use of SYNNEX’ board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the mergers and no opinion or view was expressed as to the relative merits of the mergers in comparison to other strategies or transactions that might be available to SYNNEX or in which SYNNEX might engage or as to the underlying business decision of SYNNEX to proceed with or effect the mergers. BofA Merrill Lynch’s opinion does not constitute a recommendation as to how any SYNNEX stockholder or Convergys shareholder should vote or act in connection with the mergers or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch has, among other things:

•	reviewed certain publicly available business and financial information relating to Convergys and SYNNEX;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Convergys furnished to or discussed with BofA Merrill Lynch by the management of

Convergys, including certain financial forecasts relating to Convergys prepared by the management of Convergys, which are referred to in this section of this joint proxy statement/prospectus as the Convergys forecasts;

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reviewed certain financial forecasts relating to Convergys and certain extrapolations thereto prepared by or at the direction of and approved by the management of SYNNEX, which are referred to in this section of this joint proxy statement/prospectus as the adjusted Convergys forecasts, and discussed with the management of SYNNEX its assessments as to the relative likelihood of achieving the future financial results reflected in the Convergys forecasts and the adjusted Convergys forecasts;

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reviewed certain internal financial and operating information with respect to the business, operations and prospects of SYNNEX furnished to or discussed with BofA Merrill Lynch by the management of SYNNEX, including certain financial forecasts relating to SYNNEX and certain extrapolations thereto prepared by or at the direction of and approved by the management of SYNNEX, which are referred to in this joint proxy statement/prospectus as the SYNNEX forecasts;

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reviewed certain estimates as to the amount and timing of cost savings and the costs of achieving such cost savings, which are referred to in this section of this joint proxy statement/prospectus as the cost savings, anticipated by the management of SYNNEX to result from the mergers;

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discussed the past and current business, operations, financial condition and prospects of Convergys with members of senior managements of Convergys and SYNNEX, and discussed the past and current business, operations, financial condition and prospects of SYNNEX with members of senior management of SYNNEX;

•	discussed with the management of SYNNEX its assessments as to Convergys’ existing and future relationships, agreements and arrangements with, and SYNNEX’ ability to retain, key customers of Convergys;

•	reviewed the potential pro forma financial impact of the mergers on the future financial performance of SYNNEX, including the potential effect on SYNNEX’ estimated earnings per share;

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reviewed the trading histories for Convergys common shares and SYNNEX common stock and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of Convergys and SYNNEX with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the mergers to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	reviewed the relative financial contributions of Convergys and SYNNEX on a standalone basis to the future financial performance of the combined company on a pro forma basis;

•	reviewed a draft, dated June 27, 2018, of the merger agreement, which is referred to in this joint proxy statement/prospectus as the draft merger agreement; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of SYNNEX and Convergys that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Convergys forecasts, BofA Merrill Lynch was advised by Convergys, and assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Convergys as to the future financial performance of Convergys. With respect to the adjusted Convergys forecasts, the SYNNEX forecasts and the cost savings, BofA Merrill Lynch assumed, at the direction of SYNNEX, that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of SYNNEX as to the future financial performance of Convergys and SYNNEX and the other matters covered thereby and, based on the assessments of the management of SYNNEX as to the relative likelihood of achieving the future financial results reflected in the Convergys forecasts and the adjusted Convergys forecasts, BofA Merrill Lynch relied, at the direction of SYNNEX, on the adjusted Convergys forecasts for purposes of its opinion. BofA Merrill Lynch also relied, at the direction of SYNNEX, on the assessments of the management of SYNNEX as to SYNNEX’ ability to achieve the cost savings and was advised by SYNNEX, and assumed, that the cost savings will be realized in the amounts and at the times projected. BofA Merrill Lynch relied, at the direction of SYNNEX, upon the assessments of the management of SYNNEX as to Convergys’ existing and future relationships, agreements and arrangements with, and SYNNEX’ ability to retain, key customers of Convergys and BofA Merrill Lynch assumed, at the direction of SYNNEX, that the mergers will not adversely impact Convergys’ relationships, agreements or arrangements with such customers. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Convergys or SYNNEX, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of Convergys or SYNNEX. BofA Merrill Lynch did not evaluate the solvency or fair value of Convergys or SYNNEX under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of SYNNEX, that the mergers will be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the mergers, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Convergys, SYNNEX or the contemplated benefits of the mergers. BofA Merrill Lynch also assumed, at the direction of SYNNEX, that the mergers will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code. BofA Merrill Lynch also assumed, at the direction of SYNNEX, that the final executed merger agreement will not differ in any material respect from the draft merger agreement reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no opinion or view as to any terms or other aspects or implications of the mergers (other than the merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the mergers, including, without limitation, any potential adjustments that may be made to the stock portion of the merger consideration pursuant to the merger agreement, or any terms, aspects or implications of any voting agreement or any other agreement, arrangement or understanding that may be entered into in connection with or related to the mergers or otherwise. BofA Merrill Lynch was not requested to, and it did not, participate in the negotiation of the terms of the mergers, nor was it requested to, and it did not, provide any advice or services in connection with the mergers other than the delivery of its opinion. BofA Merrill Lynch expressed no opinion or view as to any such matters. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, to SYNNEX of the merger consideration to be paid in the mergers and no opinion or view was expressed with respect to any merger consideration received in connection with the mergers by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the mergers, or class of such persons, relative to the merger consideration. Furthermore, no opinion or view was expressed as to the relative merits of the mergers in comparison to other strategies or transactions that might be available to SYNNEX or in which SYNNEX might engage or as to the underlying business decision of SYNNEX to proceed with or effect the mergers. BofA Merrill Lynch did not express any opinion or view as to what the value of SYNNEX common stock actually will be when issued or the prices at which SYNNEX common stock or Convergys common shares will trade at any time, including following announcement or consummation of the mergers. BofA Merrill Lynch did not express any opinion or view with respect to, and BofA Merrill Lynch relied, at the direction of SYNNEX, upon the assessments of management of SYNNEX regarding, legal, regulatory, accounting, tax and similar matters relating to SYNNEX, Convergys or the mergers, as to which matters BofA Merrill Lynch understood that SYNNEX obtained such advice as it deemed necessary from qualified professionals. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any SYNNEX stockholder or Convergys shareholder should vote or act in connection with the mergers or any related matter.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by a fairness opinion review committee of BofA Merrill Lynch. Except as described in this summary, SYNNEX imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

The discussion set forth below in the sections “—Summary of Material Convergys Financial Analyses,” “—Summary of Material SYNNEX Financial Analyses” and “—Pro Forma Analysis” represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to SYNNEX’ board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Summary of Material Convergys Financial Analyses

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for Convergys and the following three publicly traded companies in the business processing outsourcing industry:

•	Teleperformance SE

•	TTEC Holdings, Inc.

•	Sykes Enterprises, Incorporated

BofA Merrill Lynch reviewed, among other things, per share equity values, based on closing stock prices on June 27, 2018, of the selected publicly traded companies as a multiple of calendar years 2018 and 2019 estimated earnings per share, commonly referred to as EPS, adjusted to include stock-based compensation and to exclude amortization of intangibles and one-time charges, which is referred to in this joint proxy statement/prospectus as Non-GAAP EPS. The overall low to high calendar year 2018 and 2019 estimated Non-GAAP EPS multiples observed for the selected publicly traded companies were 14.0x to 18.8x (with a mean of 16.5x and a median of 16.7x) and 12.4x to 16.9x (with a mean of 15.2x and a median of 16.1x), respectively. BofA Merrill Lynch also reviewed enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on June 27, 2018, plus debt, and less cash, as a multiple of calendar years 2018 and 2019 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, adjusted to include stock-based compensation and to exclude one-time charges, which is referred to in this joint proxy statement/prospectus as adjusted EBITDA. The overall low to high calendar years 2018 and 2019 adjusted EBITDA multiples observed for the selected publicly traded companies were 6.1x to 14.4x (with a mean of 10.0x and a median of 9.5x) and 5.7x to 12.8x (with a mean of 9.1x and a median of 8.7x), respectively.

BofA Merrill Lynch then applied (i) calendar year 2018 Non-GAAP EPS multiples of 14.0x to 17.0x derived from the selected publicly traded companies to Convergys’ calendar year 2018 estimated non-GAAP

EPS of $1.61 per share, and calendar year 2019 Non-GAAP EPS multiples of 12.5x to 16.5x derived from the selected publicly traded companies to Convergys’ calendar year 2019 estimated non-GAAP EPS of $1.63 per share, and (ii) calendar year 2018 adjusted EBITDA multiples of 6.0x to 9.0x derived from the selected publicly traded companies to Convergys’ calendar year 2018 estimated adjusted EBITDA of $329.0 million, and calendar year 2019 adjusted EBITDA multiples of 5.5x to 8.5x derived from the selected publicly traded companies to Convergys’ calendar year 2019 estimated adjusted EBITDA of $329.6 million. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of Convergys were based on the adjusted Convergys forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Convergys (rounded to the nearest $0.05 per share):

Implied Per Share Equity Value Reference Range for Convergys
2018E Non-GAAP EPS	$22.55 – $27.35
2019E Non-GAAP EPS	$20.45 – $26.95
2018E Adjusted EBITDA	$18.70 – $28.15
2019E Adjusted EBITDA	$17.20 – $26.60

No company used in this analysis is identical or directly comparable to Convergys. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Convergys was compared.

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following nineteen selected transactions involving companies in the business processing outsourcing industry:

Acquiror	Target
• Teleperformance SE	• Intelenet Global Services
• StarTek, Inc.	• CSP Alpha Midco Pte Ltd (Aegis)
• TELUS International	• VoxPro Limited (55% stake)
• Comdata Group	• Izium Group (four subsidiaries)
• Capital Square Partners	• CSP Alpha Midco Pte Ltd (Aegis)
• Altor AB	• Transcom WorldWide AB (remaining 75.7% stake)
• Teleperformance SE	• LanguageLine Solutions LLC
• The Carlyle Group	• VXI Global Solutions, LLC (70% stake)
• Relia, Inc.	• SPi Global (CRM business)
• SYNNEX Corporation	• The Minacs Group Pte Ltd.
• Convergys Corporation	• buw Management Holding GmbH & Co. KG
• Sykes Enterprises, Incorporated	• ClearLink Holdings, LLC
• KKR & Co. Inc.	• Webhelp SAS (60% stake)
• Blackstone Group	• Serco Group plx (private sector BPO operations)
• Groupe Acticall SAS	• Sitel Worldwide Corporation
• Capita plc	• Avocis AG
• Alorica Inc.	• West Corporation (agent services business)
• Teleperformance SE	• CSP Alpha Midco Pte Ltd (Aegis USA)
• Convergys Corporation	• Stream Global Services, Inc.

BofA Merrill Lynch reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s latest 12-month, or LTM, adjusted EBITDA. The overall low to high multiples of the target companies’ LTM adjusted EBITDA for the selected transactions were 7.0x to 12.0x (with a mean of 8.4x and a median of 7.8x). BofA Merrill Lynch then applied LTM EBITDA multiples of 8.0x to 10.0x, derived from the selected transactions, to Convergys’ LTM adjusted EBITDA as of March 31, 2018. Estimated financial data of the selected transactions were based on publicly available information. Convergys’ LTM adjusted EBITDA of $335.0 million as of March 31, 2018 was based on Convergys’ historical results. This analysis indicated the following approximate implied per share equity value reference range for Convergys (rounded to the nearest $0.05 per share):

Implied Per Share Equity Value Reference Range for Convergys
LTM Adjusted EBITDA	$25.45 – $31.85

No company, business or transaction used in this analysis is identical or directly comparable to Convergys or the mergers. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Convergys and the mergers were compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of Convergys to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Convergys was forecasted to generate during Convergys’ second through fourth quarters of fiscal 2018, and fiscal years 2019 through 2023, based on the adjusted Convergys forecasts. BofA Merrill Lynch calculated terminal values for Convergys by applying terminal one-year forward multiples of 6.0x to 8.5x to Convergys’ fiscal year 2024 estimated adjusted EBITDA. The cash flows and terminal values were then discounted to present value as of March 31, 2018 based on a mid-year convention using discount rates ranging from 7.75% to 9.50%, which were based on an estimate of Convergys’ weighted average cost of capital. From the resulting enterprise values, BofA Merrill Lynch deducted net debt as of March 31, 2018 to derive aggregate implied equity values for Convergys, and then calculated implied per-share equity values using the treasury stock method. This analysis indicated an approximate implied per share equity value reference range for Convergys of $21.10 to $29.00 (rounded to the nearest $0.05 per share).

BofA Merrill Lynch also performed a discounted cash flow analysis based on the cost savings to calculate the present value of the after-tax potential expense synergies (less the costs to achieve such synergies) that were forecasted by SYNNEX management to be generated following the consummation of the mergers. BofA Merrill Lynch calculated terminal values for the potential expense synergies by applying terminal one-year forward multiples of 6.0x to 8.5x to calendar year 2024 potential expense synergies as estimated in the cost savings. The after-tax potential expense synergies and terminal values were then discounted to present value as of March 31, 2018 based on a mid-year convention using discount rates ranging from 7.75% to 9.00%, which were based on an estimate of Convergys’ weighted average cost of capital, and reduced to a per-share basis using the treasury stock method. This analysis indicated an approximate implied per-share value of potential expense synergies ranging from $7.83 to $11.23 per Convergys share. BofA Merrill Lynch then added the approximate implied per-share value of the potential expense synergies to the approximate implied per share equity value reference range for Convergys derived from the discounted cash flow analysis (excluding expense synergies) as described above, to derive an approximate implied per share equity value reference range for Convergys, including expense synergies, ranging from $28.95 to $40.25 per Convergys common share (rounded to the nearest $0.05 per share).

Summary of Material SYNNEX Financial Analyses

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for SYNNEX and the following eight publicly traded companies in the IT distribution industry:

• CDW Corporation	• Presidio, Inc.
• Arrow Electronics, Inc.	• Insight Enterprises, Inc.
• Avnet, Inc.	• ScanSource, Inc.
• Tech Data Corporation	• PC Connection, Inc.

BofA Merrill Lynch reviewed, among other things, per share equity values, based on closing stock prices on June 27, 2018, of the selected publicly traded companies as a multiple of calendar years 2018 and 2019 estimated Non-GAAP EPS. The overall low to high calendar year 2018 and 2019 estimated Non-GAAP EPS multiples observed for the selected publicly traded companies were 7.9x to 17.2x (with a mean of 11.4x and a median of 10.9x) and 7.5x to 15.6x (with a mean of 10.4x and a median of 10.2x), respectively. BofA Merrill Lynch also reviewed enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on June 27, 2018, plus debt, and less cash, as a multiple of calendar years 2018 and 2019 estimated adjusted EBITDA. The overall low to high calendar years 2018 and 2019 adjusted EBITDA multiples observed for the selected publicly traded companies were 5.8x to 13.3x (with a mean of 8.5x and a median of 7.8x) and 5.5x to 12.4x (with a mean of 8.0x and a median of 7.3x), respectively.

BofA Merrill Lynch then applied (i) calendar year 2018 Non-GAAP EPS multiples of 9.0x to 12.5x derived from the selected publicly traded companies to SYNNEX’ calendar year 2018 estimated non-GAAP EPS of $10.09 per share, and calendar year 2019 Non-GAAP EPS multiples of 8.5x to 12.0x derived from the selected publicly traded companies to SYNNEX’ calendar year 2019 estimated non-GAAP EPS of $10.90 per share, and (ii) calendar year 2018 adjusted EBITDA multiples of 6.5x to 10.0x derived from the selected publicly traded companies to SYNNEX’ calendar year 2018 estimated adjusted EBITDA of $735.8 million, and calendar year 2019 adjusted EBITDA multiples of 6.0x to 9.5x derived from the selected publicly traded companies to SYNNEX’ calendar year 2019 estimated adjusted EBITDA of $806.2 million. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of SYNNEX were based on the SYNNEX forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for SYNNEX (rounded to the nearest $0.05 per share):

Implied Per Share Equity Value Reference Range for SYNNEX
2018E Non-GAAP EPS	$90.80 – $126.10
2019E Non-GAAP EPS	$92.65 – $130.80
2018E Adjusted EBITDA	$83.40 – $146.80
2019E Adjusted EBITDA	$84.75 – $154.20

No company used in this analysis is identical or directly comparable to SYNNEX. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which SYNNEX was compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of SYNNEX to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that SYNNEX was forecasted to generate during SYNNEX’ second through fourth quarters of fiscal 2018, and fiscal years 2019 through 2023, based on the SYNNEX forecasts. BofA Merrill Lynch calculated terminal values for SYNNEX by applying terminal one-year forward multiples of 6.0x to 9.5x to SYNNEX’ fiscal year 2024 estimated adjusted EBITDA. The cash flows and terminal values were then discounted to present value as of

March 31, 2018 based on a mid-year convention using discount rates ranging from 7.00% to 8.50%, which were based on an estimate of SYNNEX’ weighted average cost of capital. From the resulting enterprise values, BofA Merrill Lynch deducted net debt as of March 31, 2018 to derive aggregate implied aggregate equity values for SYNNEX, and then calculated implied per-share equity values using the treasury stock method. This analysis indicated an approximate implied per share equity value reference range for SYNNEX of $107.30 to $177.40 (rounded to the nearest $0.05 per share).

Pro Forma Analysis

Non-GAAP Accretion/Dilution Analysis. BofA Merrill Lynch reviewed the potential pro forma financial effect of the mergers on SYNNEX’ calendar year 2019 through 2021 estimated adjusted EPS, taking into account the potential cost savings and other pro forma effects of the mergers. Estimated financial data of SYNNEX were based on the SYNNEX forecasts and estimated financial data of Convergys were based on the adjusted Convergys forecasts, and the pro forma effects of the mergers were based on information provided by SYNNEX management including the cost savings. Based on the merger consideration, this analysis indicated that the mergers could be accretive to SYNNEX’ estimated adjusted EPS for calendar years 2019 through 2021. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Analysis of Value Accretion/Dilution to SYNNEX Stockholders. Using the range of implied equity values calculated by BofA Merrill Lynch for SYNNEX on a standalone basis, based on the discounted cash flow analysis described above under “—Summary of Material SYNNEX Financial Analyses—Discounted Cash Flow Analysis,” and for Convergys on a standalone basis and for the cost savings, each based on the discounted cash flow analysis described above under “—Summary of Material Convergys Financial Analyses—Discounted Cash Flow Analysis,” and taking into account the cash portion of the merger consideration to be paid to Convergys shareholders in the proposed mergers and the additional shares of common stock of SYNNEX to be issued in the proposed mergers, BofA Merrill Lynch calculated the illustrative intrinsic value accretion to SYNNEX stockholders as a result of the proposed mergers. This analysis indicated illustrative accretion to SYNNEX’ estimated per share equity value ranging from approximately positive 29%, based on the highest values implied for Convergys and the cost savings in the discounted cash flow analysis referenced above and the lowest value implied for SYNNEX in the discounted cash flow analysis referenced above, to negative 4%, based on the lowest values implied for Convergys and the cost savings in the discounted cash flow analysis referenced above and the highest value implied for SYNNEX in the discounted cash flow analysis referenced above, with mid-case accretion of approximately 9%. The actual results achieved by the combined company may vary from projected results, and the variations may be material.

Other Factors

BofA Merrill Lynch also noted certain additional factors that were not considered part of BofA Merrill Lynch’s material financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•

historical trading prices of SYNNEX common stock and Convergys common shares during the two-year period ended June 27, 2018, and quarterly reported revenue and non-GAAP EPS for both companies compared to expected results (based on consensus Wall Street analyst estimates provided by public data sources) during that time period;

•

historical trading prices of Convergys common shares during the 12-month period ended June 27, 2018, noting that the low and high closing prices per share during such period were $21.47 and $26.65, respectively;

•

historical trading prices of SYNNEX common stock during the 12-month period ended June 27, 2018, noting that the low and high closing prices per share during such period were $95.31 and $140.70, respectively;

•

one-year forward share price targets as of June 27, 2018 for Convergys common shares in available research analyst reports, which ranged from $22.00 to $24.00 per share, with a mean of $23.50, and which BofA Merrill Lynch discounted by one year to present value as of June 27, 2018 utilizing a discount rate of 9.0% (based on an estimate of Convergys’ cost of equity), resulting in present values ranging from approximately $20.20 to $22.00 per share (rounded to the nearest $0.05 per share);

•

one-year forward share price targets as of June 27, 2018 for SYNNEX common stock in available research analyst reports, which ranged from $130.00 to $160.00 per share, with a mean of $139.63, and which BofA Merrill Lynch discounted by one year to present value as of June 27, 2018 utilizing a discount rate of 9.0% (based on an estimate of SYNNEX’ cost of equity), resulting in present values of approximately $119.25 to $146.80 per share (rounded to the nearest $0.05 per share); and

•	premiums offered in selected public technology company transactions announced in calendar years 2013–2017 and through June 27, 2018.

Miscellaneous

As noted above, the discussion set forth above in the sections “—Summary of Material Convergys Financial Analyses,” “—Summary of Material SYNNEX Financial Analyses” and “—Pro Forma Analysis” is a summary of the material financial analyses presented by BofA Merrill Lynch to SYNNEX’ board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of SYNNEX and Convergys. The estimates of the future performance of SYNNEX and Convergys in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, to SYNNEX of the merger consideration to be paid by SYNNEX in the mergers and were provided to SYNNEX’ board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of SYNNEX or Convergys.

The type and amount of consideration payable in the mergers was determined through negotiations between SYNNEX and Convergys, rather than by any financial advisor, and was approved by SYNNEX’ board of directors. The decision to enter into the merger agreement was solely that of SYNNEX’ board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by SYNNEX’ board of directors in its evaluation of the proposed mergers and should not be viewed as determinative of the views of SYNNEX’ board of directors or management with respect to the proposed mergers or the merger consideration.

SYNNEX has agreed to pay BofA Merrill Lynch for its services in connection with the mergers an aggregate fee of $3,250,000, all of which was payable upon delivery of its opinion. BofA Merrill Lynch and certain of its affiliates also are participating in the financing for the mergers, including acting as joint lead arranger and joint bookrunner in connection with SYNNEX’ $1.8 billion bridge financing and any takeout financing associated with such bridge financing, for which services BofA Merrill Lynch and its affiliates will receive fees estimated to be approximately $6 million, contingent on the consummation of the mergers. SYNNEX also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of SYNNEX, Convergys and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to SYNNEX and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as administrative agent, joint bookrunner and co-lead arranger for, and as a lender (including a swing-line and letter of credit lender) under, SYNNEX’ $1.8 billion term loan and revolving credit facility, (ii) having provided or providing certain derivatives and/or foreign exchange trading services to SYNNEX and (iii) having provided or providing certain treasury services and products to SYNNEX. From May 1, 2016 through April 30, 2018, BofA Merrill Lynch and its affiliates derived aggregate revenues from SYNNEX and its affiliates of approximately $18 million for investment and corporate banking services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Convergys and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as joint bookrunner and co-lead arranger for, and as a lender under, Convergys’ $515 million term loan and revolving credit facility and (ii) having provided or providing certain treasury services and products to Convergys. From May 1, 2016 through April 30, 2018, BofA Merrill Lynch and its affiliates derived aggregate revenues from Convergys and its affiliates of approximately $1.5 million for investment and corporate banking services.

Ownership of SYNNEX Common Stock After the Mergers

Based on the number of Convergys common shares outstanding as of August 23, 2018, the most recent practicable date for which such information was available, SYNNEX expects to issue approximately 11,277,434 shares of SYNNEX common stock to Convergys shareholders pursuant to the mergers and up to approximately 801,000 shares of its common stock which may be issued upon conversion of the convertible debentures. The actual number of shares of SYNNEX common stock to be issued pursuant to the mergers will be determined at the completion of the mergers based on the exchange ratio and the number of Convergys common shares outstanding at such time. Based on the number of Convergys common shares outstanding as of August 23, 2018, and the number of shares of SYNNEX common stock outstanding as of August 23, 2018, the most recent practicable date for which such information was available, it is expected that, immediately after completion of the mergers, former Convergys shareholders will own approximately 22% of the outstanding SYNNEX common stock excluding the potential issuance of shares upon conversion of the convertible debentures.

In addition, as of June 30, 2018, $125.0 million of aggregate principal amount of the convertible debentures were outstanding. Under the terms of the convertible debentures, from and after the closing of the mergers, the convertible debentures will no longer be convertible on the basis of Convergys common shares and will instead be convertible on the basis of the consideration paid pursuant to the mergers. The convertible debentures will be obligations of Merger Sub II, the surviving company in the subsequent merger following the mergers (until their conversion, repurchase, redemption, maturity or other cancellation).

Prior to the closing of the mergers, upon conversion of the convertible debentures in accordance with the terms of the existing indenture, Convergys will (i) pay cash up to $1,000 principal amount in respect of each $1,000 principal amount of the convertible debentures being converted and (ii) to the extent the sum of the daily conversion values (calculated as described below) exceeds such principal amount, pay or deliver, as the case may be, cash, Convergys common shares or a combination thereof (at its election) in respect of the excess, by delivering to holders in respect of each $1,000 principal amount of the convertible debentures being converted a “settlement amount” equal to the sum of the daily settlement amounts for each of the 20 trading days during the observation period. If the sum of the daily conversion values for each of the 20 trading days in the applicable observation period is less than $1,000 principal amount, converting holders will receive less than $1,000 principal amount in respect of each $1,000 principal amount of convertible debentures converted.

If a conversion is made prior to the 22nd scheduled trading day preceding the closing of the mergers, a holder would receive the sum of the following for each trading day in a 20 trading day observation period that begins on the third trading day after the holder gives notice of conversion: (a) cash equal to the lesser of $50 and the daily conversion value, and (b) if the daily conversion value exceeds $50, either cash, Convergys common shares or a combination thereof with a value equal to such excess. Convergys must make its election with respect to the percentage of cash, if any, to be delivered for any excess conversion value over the principal amount no later than the second business day immediately following the related conversion date, and may only choose one cash percentage in respect of each observation period. The “daily conversion value” is 1/20 of the volume-weighted average price on the relevant day multiplied by the number of Convergys common shares equal to the conversion rate for the convertible debentures on the relevant day, determined as described in the existing indenture.

If a conversion is made on or after the 22nd scheduled trading day preceding the closing of the mergers, a converting holder would receive conversion consideration calculated using the formula described in the previous paragraph, but each reference to “common stock” in that formula would refer to a Convergys common share only prior to the closing of the mergers and would instead refer to a unit of reference property after the closing of the mergers. Each unit of reference property would consist of (a) the amount of cash and (b) the number of shares of SYNNEX common stock that a holder of one Convergys common share would have received in the mergers. As a result, units of reference property would be used in calculating the conversion value deliverable and in settling any portion of the conversion value that would have been settled in Convergys common shares prior to the mergers. Additionally, the conversion rate applicable to the convertible debentures that are converted in connection with the closing of the mergers, as described in the following paragraph, will be temporarily increased, as described below, creating an incentive for holders to convert.

Under the terms of the convertible debentures, the mergers will constitute a fundamental change and a make-whole fundamental change. As a result, holders of the convertible debentures will be permitted to choose (i) to convert their convertible debentures at a temporarily increased conversion rate, (ii) to require Convergys to buy back their convertible debentures for a price equal to their principal amount plus accrued but unpaid interest to but excluding the repurchase date, or (iii) to continue holding their convertible debentures. If the closing of the mergers occurs, the holders of the convertible debentures would be expected to exercise the right to convert their debentures in accordance with their terms at a temporarily increased conversion rate shortly following the closing of the mergers (although the holders’ actual decisions will depend upon their judgments based on the prevailing market conditions).

If holders of the convertible debentures choose to convert in order to receive the temporarily increased conversion rate calculated as set forth in the existing indenture, the exact conversion consideration they receive will depend upon (x) the date on which the mergers are consummated, (y) the market price of Convergys common shares during the 5-trading day period preceding such date and (z) the market price of SYNNEX common stock during the related observation period. Assuming, for illustrative purposes, that (a) the closing of the mergers occurs on October 4, 2018, (b) each Convergys common share is converted into the right to receive $13.25 in cash, without interest, and 0.1237 shares of SYNNEX common stock in the mergers, (c) the applicable conversion rate for the convertible debentures is 91.5008 Convergys common shares for each $1,000 principal amount of the convertible debentures and all holders of the convertible debentures convert their convertible debentures on the day after the closing date of the mergers, (d) the market price of Convergys common shares during the 5-trading day period preceding the closing of the mergers is $25.18 (the implied value of the merger consideration on August 23, 2018), (e) the market price of SYNNEX common stock is $96.40 (its closing price on August 23, 2018) throughout the observation period during which the conversion consideration will be calculated following holders’ elections to convert, and (f) SYNNEX elects to cause Merger Sub II, as successor to Convergys, to settle all conversions with all cash, then an aggregate of $288 million in cash would be deliverable in respect of the convertible debentures on the third business day following the 22nd trading day following conversion. Alternatively, assuming, for illustrative purposes, the same facts as in the prior sentence except that SYNNEX elects to cause Merger Sub II, as successor to Convergys, to settle conversions with the maximum amount of SYNNEX shares deliverable, then an aggregate of $211 million in cash, together with approximately 801,000 shares of SYNNEX common stock, would be deliverable in respect of the convertible debentures on the third business day following the 22nd trading day following conversion. The potential amounts of consideration deliverable upon conversion of the convertible debentures that are set forth in this paragraph are illustrative only and the value of the consideration deliverable in respect of the convertible debentures that are converted in connection with the mergers may be higher or lower.

Unaudited Prospective Financial Information

Neither SYNNEX nor Convergys generally publishes its business plans and strategies or makes external disclosures of its anticipated financial position or results of operations, other than, in each case, providing, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in their respective regular earnings press releases and other investor materials.

Convergys Projections

Convergys does not as a matter of course make public long-term projections as to future revenues, earnings or other results, except for annual constant currency revenue growth, adjusted EBITDA margin, adjusted effective tax rate and adjusted earnings per share, which is referred to in this joint proxy statement/prospectus as adjusted EPS, guidance, due to, among other reasons, the uncertainty of the underlying assumptions and estimates. In connection with the mergers, Convergys’ management prepared and provided to Convergys’ board of directors in connection with its evaluation of the mergers, and to Centerview, its financial advisor, in connection with its financial analyses described above under the section “—Opinion of Convergys’ Financial Advisor,” certain nonpublic, internal financial projections regarding Convergys’ future operations for fiscal years 2018 through 2022, which are referred to in this joint proxy statement/prospectus as the Convergys financial projections, and are comprised of the Convergys alternative projections and the Convergys base case projections (as defined below). As described below, certain of the Convergys financial projections were also provided to SYNNEX and its financial advisor, BofA Merrill Lynch, in connection with their respective financial analyses and BofA Merrill Lynch’s opinion and such Convergys financial projections as were provided to BofA Merrill Lynch are referred to in the section of this joint proxy statement/prospectus under the caption “—Opinion of SYNNEX’ Financial Advisor” and “—Opinion of Convergys’ Financial Advisor” as the Convergys forecasts. Convergys has included below a summary of the Convergys financial projections for the purpose of providing shareholders and investors access to certain nonpublic information that was furnished to certain parties in connection with the mergers. Such information may not be appropriate for other purposes, and is not included to influence your decision, if you are a Convergys shareholder, to vote for the proposal to adopt the merger agreement, the proposal to adjourn from time to time the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof and the proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers, or, if you are a SYNNEX stockholder, to vote for the stock issuance or to approve the adjournment of the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the SYNNEX special meeting.

The Convergys financial projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines established by the American Institute of Certified Public Accountants for preparation and presentations of financial projections. This information is prospective and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. The Convergys financial projections have been prepared by, and are the responsibility of, Convergys’ management. Neither the independent registered public accounting firm of Convergys, nor any independent accountants, have examined, compiled or performed any procedures with respect to the Convergys financial projections and, accordingly, the independent registered accounting firm of Convergys does not express an opinion or any other form of assurance on such projections or their achievability, and assumes no responsibility for, and disclaims any association with, the Convergys financial projections. The independent registered public accounting firm’s report, contained in Convergys’ Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this joint proxy statement/prospectus, relates to Convergys’ historical financial information. It does not extend to the Convergys financial projections and should not be read to do so. Furthermore, the Convergys financial projections do not take into account any circumstances or events occurring after the date they were prepared.

While presented with numeric specificity, the Convergys financial projections were based on numerous variables and assumptions (including, but not limited to, the assumptions that (1) Convergys would achieve low single-digit revenue growth in the fourth quarter of 2018 and return to full-year revenue growth in 2019 based, in part, on the diminishing effect of declining revenues with Convergys’ largest communication client and (2) this revenue growth would contribute to margin expansion) that are inherently subjective and uncertain and are beyond the control of Convergys’ management. Important factors that may affect actual results and cause the Convergys financial projections to not be achieved include, but are not limited to, risks and uncertainties relating to Convergys’ and SYNNEX’ businesses, industry performance, general business and economic conditions and other factors described in the sections “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” The Convergys financial projections also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the Convergys financial projections. Accordingly, there can be no assurance that the projected results summarized below will be realized. Convergys shareholders and SYNNEX stockholders are urged to review the most recent SEC filings of Convergys for a description of the reported and anticipated results of operations and financial condition and capital resources during 2018, including in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Convergys Annual Report on Form 10-K for the year ended December 31, 2017, and subsequent quarterly reports on Form 10-Q, which are incorporated by reference into this joint proxy statement/prospectus.

The inclusion of a summary of the Convergys financial projections in this joint proxy statement/prospectus should not be regarded as an indication that any of Convergys, SYNNEX or their respective officers, directors, affiliates, advisors or other representatives considered the Convergys financial projections to necessarily be predictive of actual future events, and the Convergys financial projections should not be relied upon as such nor should the information contained in the Convergys financial projections be considered appropriate for other purposes. None of Convergys, SYNNEX or their respective officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from the Convergys financial projections. Convergys undertakes no obligation to update or otherwise revise or reconcile the Convergys financial projections to reflect circumstances existing after the date the Convergys financial projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these projections are shown to be in error.

Convergys and SYNNEX may calculate certain non-GAAP financial metrics, including adjusted EBITDA and adjusted free cash flow, using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this joint proxy statement/prospectus with respect to the opinions of the financial advisors to Convergys and SYNNEX may not be directly comparable to one another.

Convergys has not made and makes no representation to SYNNEX or any of its stockholders, in the merger agreement or otherwise, concerning the Convergys financial projections or regarding Convergys’ ultimate performance compared to the information contained in the Convergys financial projections or that the projected results will be achieved. Convergys urges all shareholders to review Convergys’ most recent SEC filings for a description of Convergys’ reported financial results.

Convergys Base Case Projections. The following is a summary of the unaudited Convergys prospective financial information for calendar years 2018 through 2022 that was prepared by Convergys’ management to reflect Convergys’ 2018 budget and a base case assumption regarding year-over-year revenue growth in 2019 and 2020, as well as numerous other variables and assumptions, including those discussed above, which are referred to in this joint proxy statement/prospectus as the Convergys base case projections. The Convergys base case projections were prepared by Convergys’ management in March 2018, and included budgeted numbers for 2018, as well as projected numbers for 2019 through 2022. The Convergys base case projections are based solely on the information available to Convergys’ management at those times. The Convergys base case projections do not give effect to the mergers.

The Convergys base case projections were provided to Convergys’ board of directors and its financial advisor, Centerview. The Convergys base case projections of revenue and adjusted EBITDA, for calendar year 2018 only, were also provided to SYNNEX and its financial advisor, BofA Merrill Lynch. The following table presents a summary of the Convergys base case projections, as prepared by Convergys’ management, with all figures rounded to the nearest million.

(Dollars in millions)	2018E(1)	2019E	2020E	2021E	2022E
Revenue	$2,690	$2,717	$2,785	$2,854	$2,926
Adjusted EBITDA(2)	$340	$349	$363	$372	$381
Adjusted Free Cash Flow(3)	$185	$215	$210	$217	$224

(1)

The budgeted numbers for 2018 that were included in the Convergys base case projections that were provided in March 2018 to Convergys’ board of directors and its financial advisor, Centerview, and later, to SYNNEX and its financial advisor, BofA Merrill Lynch, were updated in June 2018 to take into account actual results, to the extent then known. These updated numbers for 2018 reflected (a) estimated revenue of $2,714 million and (b) estimated adjusted EBITDA of $335 million. An updated estimated 2018 adjusted free cash flow of $183 million was also provided to Convergys’ board of directors and Centerview.

(2)

Adjusted EBITDA is a non-GAAP financial measure that Convergys’ management uses to monitor and evaluate the performance of Convergys’ business. Convergys’ management defines adjusted EBITDA as EBITDA – which represents income from continuing operations, net of tax, plus interest expense, tax expense, depreciation and amortization – excluding certain acquisition-related costs and other discrete items, including pension settlement charges and charges associated with company-wide restructuring initiatives.

(3)

Adjusted free cash flow is a non-GAAP financial measure that Convergys’ management uses to monitor and evaluate the performance of Convergys’ business. Convergys’ management defines adjusted free cash flow as free cash flow – which represents cash flows from operations less capital expenditures (net of proceeds from disposal) – excluding certain acquisition-related cash payments associated with investment activity.

Convergys Alternative Projections. The following is a summary of the unaudited Convergys prospective financial information for calendar years 2018 through 2022 that was prepared by Convergys’ management to reflect more optimistic assumptions regarding year-over-year revenue growth in 2019 and 2020, as well as numerous other variables and assumptions, including those discussed above, which are referred to in this joint proxy statement/prospectus as the Convergys alternative projections. The Convergys alternative projections were prepared by Convergys’ management in March 2018, and are based solely on the information available to Convergys’ management at that time. The Convergys alternative projections do not give effect to the mergers.

The Convergys alternative projections for calendar years 2018 through 2020 only were also provided to SYNNEX and its financial advisor, BofA Merrill Lynch. The Convergys alternative projections for calendar years 2018 through 2022 were provided to Convergys’ board of directors and its financial advisor, Centerview. The following table presents a summary of the Convergys alternative projections, as prepared by Convergys’ management, with all figures rounded to the nearest million.

(Dollars in millions)	2018E(1)	2019E	2020E	2021E	2022E
Revenue	$2,710	$2,780	$2,880	$2,975	$3,064
Adjusted EBITDA(2)	$345	$360	$380	$399	$417
Adjusted Free Cash Flow(3)	$185	$195	$210	$226	$242

(1)

In June 2018, Convergys provided updated projections for 2018 to SYNNEX and its financial advisor, BofA Merrill Lynch, to take into account actual results, to the extent then known. These updated numbers for 2018 reflected (a) estimated revenue of $2,714 million and (b) estimated adjusted EBITDA of $335 million.

(2)

Adjusted EBITDA is a non-GAAP financial measure that Convergys’ management uses to monitor and evaluate the performance of Convergys’ business. Convergys’ management defines adjusted EBITDA as EBITDA – which represents income from continuing operations, net of tax, plus interest expense, tax expense, depreciation and amortization – excluding certain acquisition-related costs and other discrete items, including pension settlement charges and charges associated with company-wide restructuring initiatives.

(3)

Adjusted free cash flow is a non-GAAP financial measure that Convergys’ management uses to monitor and evaluate the performance of Convergys’ business. Convergys’ management defines adjusted free cash flow as free cash flow – which represents cash flows from operations less capital expenditures (net of proceeds from disposal) – excluding certain acquisition-related cash payments associated with investment activity.

General

Important factors that may affect actual results and cause Convergys’ financial projections not to be achieved include risks and uncertainties relating to Convergys’ businesses (including its ability to achieve its strategic goals, objectives and targets over applicable periods; the customer management industry; the regulatory environment; general business and economic conditions; and other factors described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as the risk factors with respect to Convergys’ business contained in its most recent SEC filings, which readers are urged to review, which may be found as described under “Where You Can Find More Information”). In addition, Convergys’ financial projections cover multiple future years, and such information by its nature is less reliable in predicting each successive year. Convergys’ financial projections also do not take into account any circumstances or events occurring after the date on which they were prepared and do not give effect to the transactions contemplated by the merger agreement, including the mergers, and also do not take into account the effect of any failure of the mergers to be completed. Convergys’ financial projections also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in Convergys’ financial projections. Accordingly, there can be no assurance that Convergys’ financial projections will be realized or that actual results will not be significantly lower than projected.

The inclusion of Convergys’ financial projections in this joint proxy statement/prospectus should not be regarded as an indication that any of Convergys or its affiliates, advisors or representatives considered Convergys’ financial projections to be predictive of actual future events, and Convergys’ financial projections should not be relied on as such. None of Convergys or its affiliates, advisors, officers, employees, directors or representatives can give you any assurance that actual results will not differ from Convergys’ financial projections, and none of those persons undertakes any obligation to update or otherwise revise or reconcile Convergys’ financial projections to reflect circumstances existing after the date Convergys’ financial projections were prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying Convergys’ financial projections are shown to be in error. Convergys does not intend to publicly update or make any other revision to Convergys’ financial projections. None of Convergys or any of its affiliates, advisors, officers, employees, directors or representatives has made or makes any representation to any SYNNEX stockholder, Convergys shareholder or any other person regarding Convergys’ ultimate performance compared to Convergys’ financial projections or that the results reflected therein will be achieved. Convergys has not made any representation to SYNNEX, in the merger agreement or otherwise, concerning Convergys’ financial projections. For the reasons described above, readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on Convergys’ financial projections.

Certain SYNNEX Prospective Financial Information

SYNNEX Financial Projections

SYNNEX’ management does not as a matter of course publish detailed or long-term public forecasts or projections as to its future financial performance beyond the then current quarter due to the unpredictability of the underlying assumptions and estimates and uncertainty inherent in SYNNEX’ business. However, in connection with the evaluation of the mergers, SYNNEX’ management prepared certain long-term illustrative financial projections of SYNNEX for fiscal years 2018 through 2020 and prepared, or directed the preparation of, and approved, extrapolations thereto for fiscal years 2021 through 2023, which are referred to collectively in this joint proxy statement/prospectus as the SYNNEX financial projections. Such financial projections reflected SYNNEX management’s best estimates as to SYNNEX’ future performance and were prepared on a stand-alone basis assuming SYNNEX would continue as an independent company without giving effect to the mergers. The SYNNEX financial projections were provided to SYNNEX’ board of directors in connection with its evaluation of the proposed transaction and were also provided, in whole or in part, to BofA Merrill Lynch for the purpose of their financial analyses and opinion, and SYNNEX directed BofA Merrill Lynch to use and rely on the SYNNEX financial projections for such purpose, and such SYNNEX financial projections as were so provided to BofA Merrill Lynch are referred to in the section of this joint proxy statement/prospectus entitled “—Opinion of SYNNEX’ Financial Advisor” as the SYNNEX forecasts.

The SYNNEX financial projections were developed from historical financial statements and reflect numerous assumptions and estimates that SYNNEX management made in good faith at the time such financial projections were prepared, including, without limitation, as to industry performance, general business, economic, regulatory, market and financial conditions and other future events, and other factors described below in “—General.” These assumptions and estimates are inherently uncertain, may be beyond the control of SYNNEX or any other person, were made as of the date the SYNNEX financial projections were prepared, and may not be reflective of actual results, either since the date such projections were prepared, now or in the future, in light of changed circumstances, economic conditions, or other developments.

The following table presents a summary of the SYNNEX financial projections:

(Dollars in millions)	FY2018E	FY2019E	FY2020E	FY2021E	FY2022E	FY2023E
SYNNEX revenue	$19,478	$20,452	$21,597	$22,568	$23,584	$24,645
SYNNEX adjusted EBITDA(1)	$736	$806	$873	$903	$943	$986
Less: taxes	$(177)	$(193)	$(211)	$(218)	$(230)	$(242)
Less: changes in working capital	$(303)	$(199)	$(238)	$(59)	$(94)	$(128)
Less: capital expenditures	$(85)	$(90)	$(95)	$(99)	$(102)	$(105)
SYNNEX unlevered free cash flow(2)(3)	$170	$324	$329	$526	$518	$512

(1)

SYNNEX adjusted EBITDA is a non-GAAP financial measure that SYNNEX management uses to monitor and evaluate the performance of SYNNEX. SYNNEX defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, and excludes acquisition-related and integration expenses, restructuring costs, the amortization of intangible assets and the related tax effects thereon.

(2)

SYNNEX unlevered free cash flow is a non-GAAP financial measure that SYNNEX management uses to monitor and evaluate the performance of SYNNEX. SYNNEX calculates unlevered free cash flow as adjusted EBITDA, less taxes, less changes in working capital, and less capital expenditures.

(3)	Numbers may not add up due to rounding.

The SYNNEX financial projections were not prepared with a view to public disclosure and are included in this joint proxy statement/prospectus only because such information was provided to SYNNEX’ board of directors and provided, in whole or in part, to BofA Merrill Lynch for the purpose of its financial analyses and opinion.

Adjusted Convergys Financial Projections

In connection with the mergers, Convergys provided the Convergys financial projections to SYNNEX and, to the extent set forth under “—Convergys Financial Projections,” to BofA Merrill Lynch. In connection with its evaluation of the mergers and the preparation of the SYNNEX projected cost savings described below, SYNNEX made certain adjustments to the assumptions and estimates underlying the Convergys financial projections for fiscal years 2018 through 2021 and prepared, or directed the preparation of, and approved, extrapolations thereto for fiscal years 2022 through 2023, which are referred to collectively in this joint proxy statement/prospectus as the adjusted Convergys financial projections. Such adjustments were made by SYNNEX’ management in light of, among other things, the due diligence SYNNEX conducted on Convergys, the potential impact of the transaction pursuant to the terms of the merger agreement and other effects of the transaction, and certain macroeconomic and industry trends. The adjusted Convergys financial projections reflected SYNNEX management’s best estimates as to Convergys’ future performance. The adjusted Convergys financial projections were provided to SYNNEX’ board of directors in connection with its evaluation of the proposed transaction and were also provided, in whole or in part, to BofA Merrill Lynch for purposes of their financial analyses and opinion, and SYNNEX directed BofA Merrill Lynch to use and rely on the adjusted Convergys financial projections for such purpose, and such adjusted Convergys financial projections as were so provided to BofA Merrill Lynch are referred to in the section of this joint proxy statement/prospectus entitled “—Opinion of SYNNEX’ Financial Advisor” as the adjusted Convergys forecasts.

The following table presents a summary of the adjusted Convergys financial projections:

(Dollars in millions)	FY2018E	FY2019E	FY2020E	FY2021E	FY2022E	FY2023E
Convergys adjusted revenue	$2,695	$2,732	$2,804	$2,891	$2,977	$3,067
Convergys adjusted EBITDA(1)	$329	$330	$338	$352	$369	$390
Less: taxes	$(67)	$(67)	$(69)	$(72)	$(76)	$(83)
Less: changes in working capital	$(24)	$(12)	$(11)	$(10)	$(13)	$(12)
Less: capital expenditures	$(80)	$(82)	$(84)	$(87)	$(89)	$(92)
Convergys adjusted unlevered free cash flow(1)	$158	$168	$174	$183	$191	$202

(1)	Each of Convergys adjusted EBITDA and Convergys adjusted unlevered free cash flow has the meaning set forth above under “—Convergys Financial projections.” Numbers may not add up due to rounding.

The adjusted Convergys financial projections were not prepared with a view to public disclosure and are included in this joint proxy statement/prospectus only because such information was provided to the board of directors of SYNNEX in connection with its evaluation of the proposed transaction and were also provided, in whole or in part, to BofA Merrill Lynch for the purpose of its financial analyses and opinion.

SYNNEX Projected Cost Savings

Additionally, in connection with its evaluation of the mergers, SYNNEX management prepared certain estimates of potential cost savings and efficiencies anticipated by SYNNEX management to result from the mergers in the first three full years following the completion of the mergers and thereafter, which are referred to in this joint proxy statement/prospectus as the SYNNEX projected cost savings. The SYNNEX projected cost savings were provided to SYNNEX’ board of directors in connection with its evaluation of the proposed transaction and were also provided, in whole or in part, to BofA Merrill Lynch for the purposes of their financial analyses and opinion, and SYNNEX directed BofA Merrill Lynch to use and rely on the SYNNEX projected costs savings for such purpose, and such SYNNEX projected cost savings as were so provided to BofA Merrill Lynch are referred to in the section of this joint proxy statement/prospectus entitled “—Opinion of SYNNEX’ Financial Advisor” as the cost savings.

The following table presents a summary of the SYNNEX projected cost savings, which SYNNEX management anticipates may accrue to the combined company, and assumes that the mergers are completed on December 31, 2018. The below information is presented on a pre-tax basis:

(Dollars in millions)	CY2019E	CY2020E	CY2021E	**
SYNNEX projected cost savings*	$50	$100	$150

*	Excludes the estimated cost of achieving such cost savings.
**	In addition, SYNNEX’ management estimated 3% growth in the projected cost savings in each of 2022 and 2023.

The SYNNEX projected cost savings reflect numerous assumptions and reflected SYNNEX management’s best estimates as to the potential cost savings and efficiencies of a combined company, which SYNNEX made in good faith. The SYNNEX projected cost savings were not prepared with a view to public disclosure and are included in this joint proxy statement/prospectus only because such information was provided, in whole or in part, to the board of directors of SYNNEX and to BofA Merrill Lynch for the purpose of its financial analyses and opinion.

General

The SYNNEX financial projections, adjusted Convergys financial projections and SYNNEX projected cost savings, which are referred to collectively in this joint proxy statement/prospectus as the SYNNEX prospective financial information, were prepared by SYNNEX’ management for internal use and were not prepared with a view to public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles. The SYNNEX prospective financial information were prepared by, and are the responsibility of, SYNNEX management. No independent registered public accounting firm has audited, reviewed, examined, compiled, or applied any agreed-upon procedures with respect to the SYNNEX prospective financial information nor have they expressed any opinion or any other form of assurance on such information or its achievability. The reports of SYNNEX’ independent registered public accounting firm incorporated by reference into this joint proxy statement statement/prospectus relate to SYNNEX’ historical financial information and does not extend to the SYNNEX prospective financial information, nor should it be read to do so.

While the SYNNEX prospective financial information are presented with numeric specificity, they reflect numerous assumptions and estimates that SYNNEX management made in good faith at the time such projections were prepared with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as the ability to achieve the projected cost savings, the levels of information technology/consumer electronics and outsourced business services spending, competitive conditions in the industry and market acceptance of SYNNEX products and services. These assumptions and estimates are inherently uncertain, may be beyond the control of SYNNEX or any other person, were made as of the date the SYNNEX prospective financial information was prepared, and may not be reflective of actual results, either since the date such projections were prepared, now or in the future, in light of changed circumstances, economic conditions, or other developments.

Important factors that may affect actual results and cause the SYNNEX prospective financial information not to be achieved include risks and uncertainties relating to SYNNEX’ and Convergys’ businesses, including their abilities to achieve their respective strategic goals, objectives, targets and cost savings over applicable periods, customer demand for products, successful and timely development of products, an evolving competitive landscape, rapid technological change, general business, economic and political conditions and other factors described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as the risk factors with respect to SYNNEX’ and Convergys’ respective businesses contained in their most recent SEC filings, which readers are urged to review, which may be found as described under “Where You Can Find More Information”. In addition, the SYNNEX prospective financial information covers multiple future years, and such information by its nature is less reliable in predicting each successive year. The SYNNEX prospective financial information also do not take into account any circumstances or events occurring after the date on which they were prepared and do not give effect to the transactions contemplated by the merger agreement, including the mergers, and also do not take into account the effect of any failure of the mergers to be completed. The SYNNEX prospective financial information also reflects assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the SYNNEX prospective financial information. Accordingly, there can be no assurance that the SYNNEX prospective financial information will be realized or that actual results will not be significantly lower than projected. The SYNNEX prospective financial information is not included in this joint proxy statement/prospectus to induce any stockholder or shareholder, as applicable, to vote in favor of the adoption of the merger agreement, the approval, on an advisory (non-binding) basis, of the compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers or in favor of the stock issuance or any other proposal.

The inclusion of the SYNNEX prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that SYNNEX or any of its affiliates, advisors or representatives considered the SYNNEX prospective financial information to be predictive of actual future events, and the SYNNEX prospective financial information should not be relied on as such. Neither SYNNEX nor any of its affiliates, advisors, officers, employees, directors or representatives can give you any assurance that actual results will not differ from the SYNNEX prospective financial information, and none of those persons undertakes any obligation to update or otherwise revise or reconcile the SYNNEX prospective financial information to reflect circumstances existing after the date such projections were prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying such projections are shown to be in error. SYNNEX does not intend to publicly update or make any other revision to the SYNNEX prospective financial information. Neither SYNNEX nor any of its affiliates, advisors, officers, employees, directors or representatives makes any representation to any SYNNEX stockholder or any other person regarding SYNNEX’ and Convergys’ ultimate performance compared to the SYNNEX prospective financial information or that the results reflected therein will be achieved. SYNNEX has not made any representation to Convergys, in the merger agreement or otherwise, concerning the SYNNEX prospective financial information. For the reasons described above, readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on the SYNNEX prospective financial information.

Regulatory Approvals Required for the Mergers

General

Prior to the closing of the mergers, SYNNEX, the Merger Subs and Convergys have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable laws to consummate and make effective the mergers as promptly as practicable, including (i) preparing and filing all forms, registrations and notifications required to be filed to consummate the mergers, (ii) using reasonable best efforts to satisfy the conditions to consummating the mergers, (iii) using reasonable best efforts to obtain (and to cooperate with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, permit, order or approval of, waiver or any exemption by, any governmental authority (including furnishing all information and documentary material required under the HSR Act) required to be obtained or made by SYNNEX, either Merger Sub, Convergys or any of their respective subsidiaries in connection with the mergers or the taking of any action contemplated by the merger agreement, (iv) using reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the mergers and (v) the execution and delivery of any reasonable additional instruments necessary to consummate the mergers and to fully carry out the purposes of the merger agreement.

The obligation of each of SYNNEX, Convergys and the Merger Subs to effect the mergers is conditioned upon, among other things, the antitrust approvals having been obtained or filed or having occurred. See “The Merger Agreement—Conditions to Completion of the Mergers.”

Department of Justice, Federal Trade Commission and Other U.S. Antitrust Authorities

Under the HSR Act, certain transactions, including the mergers, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the FTC and the Antitrust Division of the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. If the DOJ or the FTC issues a Request for Additional Information and Documentary Material prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the request for additional information, unless the waiting period is terminated earlier.

SYNNEX and Convergys each filed its respective required HSR notification and report with respect to the mergers on July 19, 2018, and the request for early termination of the HSR Act waiting period was granted effective on July 30, 2018. Both before and after the termination of the waiting period, the FTC and Antitrust Division of the DOJ retain the authority to challenge the mergers on antitrust grounds.

At any time before or after the mergers are completed, either the DOJ or the FTC could take action under the antitrust laws in opposition to the mergers, including seeking to enjoin completion of the mergers, condition approval of the mergers upon the divestiture of assets of SYNNEX, Convergys or their respective subsidiaries or impose restrictions on SYNNEX’ post-merger operations. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest including, without limitation, seeking to enjoin completion of the mergers or permitting completion subject to regulatory concessions or conditions. Private parties also may seek to take legal action under the antitrust laws under some circumstances.

Other Governmental Approvals

In addition to the completion of the mergers being conditioned upon the expiration or early termination of the waiting period relating to the mergers under the HSR Act, it is also conditioned upon the expiration or termination of the merger control waiting period under certain foreign antitrust laws. SYNNEX, the Merger Subs and Convergys will submit these merger control filings as promptly as practicable.

Similar to the DOJ or FTC, the antitrust authorities in these other jurisdictions can take actions under their respective antitrust laws in opposition to the mergers, including seeking to enjoin completion of the mergers, condition approval of the mergers upon the divestiture of assets of SYNNEX, Convergys or their respective subsidiaries or impose restrictions on SYNNEX’ post-merger operations.

Timing; Challenges by Governmental and Other Entities

There can be no assurance that any of the regulatory approvals described above will be obtained and, if obtained, there can be no assurance as to the timing of any approvals, the ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that any of the governmental or other entities described above, including the DOJ, the FTC, and private parties, will not challenge the mergers on antitrust or competition grounds and, if such a challenge is made, there can be no assurance as to its result.

Subject to certain conditions, if the mergers are not completed on or before the end date, either SYNNEX or Convergys may terminate the merger agreement. See “The Merger Agreement—Termination of the Merger Agreement.”

Securities and Exchange Commission

In connection with the stock issuance, SYNNEX must file a registration statement with the SEC under the Securities Act, of which this joint proxy statement/prospectus is a part, that is declared effective by the SEC.

Appraisal Rights for Convergys Shareholders

If the merger agreement is adopted by Convergys shareholders, Convergys shareholders who do not vote in favor of the adoption of the merger agreement and who properly demand payment of fair cash value of their shares are entitled to certain dissenters’ rights pursuant to Sections 1701.84 and 1701.85 of the OGCL. Section 1701.85 generally provides that Convergys shareholders will not be entitled to such rights without strict compliance with the procedures set forth in Section 1701.85, and failure to take any one of the required steps may result in the termination or waiver of such rights. Specifically, any Convergys shareholder who is a record holder of Convergys common shares on August 31, 2018, the record date for the Convergys special meeting, and whose shares are not voted in favor of the adoption of merger agreement may be entitled to be paid the “fair cash value” of such common shares after the completion of the initial merger. To be entitled to such payment, a shareholder must deliver to Convergys a written demand for payment of the fair cash value of the shares held by such shareholder before the vote on the adoption of the merger agreement, the shareholder must not vote in favor of the adoption of the merger agreement, and the shareholder must otherwise comply with Section 1701.85. A Convergys shareholder’s failure to vote against the adoption of the merger agreement will not constitute a waiver of such shareholder’s dissenters’ rights, as long as such shareholder does not vote in favor of the adoption of the merger agreement. Any written demand must specify the shareholder’s name and address, the number and class of shares held by him, her or it on the record date, and the amount claimed as the “fair cash value” of such Convergys common shares. See the text of Section 1701.85 of the OGCL attached as Annex E to this joint proxy statement/prospectus for specific information on the procedures to be followed in exercising dissenters’ rights.

If Convergys so requests, dissenting shareholders must submit their share certificates to Convergys within 15 days of such request, for endorsement on such certificates by Convergys that a demand for appraisal has been made. Failure to comply with such request will terminate the dissenting shareholders’ rights, at Convergys’ option exercised by written notice sent to the applicable dissenting shareholder within 20 days after the lapse of the 15-day period, unless a court for good cause shown otherwise directs. Such certificates will be promptly returned to the dissenting shareholders by Convergys. If Convergys and any dissenting shareholder cannot agree upon the “fair cash value” of Convergys common shares, either may, within three months after service of demand by the shareholder, file a petition in the Court of Common Pleas of Summit County, Ohio, for a determination of the “fair cash value” of such dissenting shareholder’s common shares. The fair cash value of a Convergys common share to which a dissenting shareholder is entitled under Section 1701.85 will be determined as of the day prior to the vote of the Convergys common shareholders on the adoption of the merger agreement. If the Convergys common shares are listed on a national securities exchange, such as the NYSE, immediately before the effective time of the initial merger, the fair cash value will be the closing sale price of Convergys’ common shares as of the close of trading on the day before the vote of the Convergys common shareholders on the adoption of the merger agreement. Investment banker opinions to company boards of directors regarding the fairness from a financial point of view of the consideration payable in a transaction, such as the mergers, are not opinions regarding, and do not address, “fair cash value” under Section 1701.85.

If a Convergys shareholder exercises his or her dissenters’ rights under Section 1701.85, all other rights with respect to such shareholder’s Convergys common shares will be suspended until Convergys purchases the shares, or the right to receive the fair cash value is otherwise terminated. All rights of the dissenter with respect to the dissenter’s Convergys common shares will be reinstated should the right to receive the fair cash value be terminated other than by the purchase of such shares.

The foregoing description of the procedures to be followed in exercising dissenters’ rights available to holders of Convergys common shares pursuant to Sections 1701.84 and 1701.85 of the OGCL may not be complete and is qualified in its entirety by reference to the full text of Sections 1701.84 and 1701.85 of the OGCL attached as Annex E to this joint proxy statement/prospectus.

No Appraisal or Dissenters’ Rights for SYNNEX Stockholders

Under the Delaware General Corporation Law, which is referred to in this joint proxy statement/prospectus as the DGCL, holders of SYNNEX common stock will not be entitled to appraisal or dissenters’ rights in connection with the mergers.

Material U.S. Federal Income Tax Consequences

General

The following is a discussion of the material U.S. federal income tax consequences of the mergers to U.S. holders of Convergys common shares of the receipt of shares of SYNNEX common stock and cash pursuant to the initial merger. This discussion is based on and subject to the Code, applicable Treasury regulations, administrative guidance and interpretations, and judicial decisions, all as in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. For purposes of this discussion, a “U.S. holder” is a beneficial owner of Convergys common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state therein, subdivision thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This discussion addresses only U.S. holders that hold their Convergys common shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder in light of the U.S. holder’s particular circumstances, or to a U.S. holder subject to special rules, such as:

•	a bank, thrift, mutual fund, or other financial institution or insurance company;

•	a real estate investment trust or regulated investment company;

•	a tax-exempt organization or governmental organization;

•	a trader in securities who elects to apply a mark-to-market method of accounting;

•	a dealer or broker in securities;

•	an individual retirement or other deferred account;

•	a holder whose functional currency is not the U.S. dollar;

•	a U.S. expatriate or former citizen or resident of the United States;

•

a person that owns (or held at any time during the five year period ending on the date of the disposition of such holder’s Convergys common shares pursuant to the mergers), actually or constructively, 5% or more of the Convergys common shares;

•	a holder that exercises appraisal rights;

•	a subchapter S corporation or other pass-through entity;

•	a holder that holds Convergys common shares as part of a hedge, appreciated financial position, straddle, constructive sale, or conversion, integrated or other risk reduction transaction; or

•	a holder that acquired Convergys common shares through the exercise of compensatory options or stock purchase plans or otherwise as compensation or through a tax-qualified retirement plan.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Convergys common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A U.S. holder that is a partnership and the partners of such partnership should consult their tax advisors about the U.S. federal income tax consequences of the mergers.

No rulings will be sought from the IRS with respect to the mergers, and there can be no assurance that the IRS will not assert (or that a court will not sustain) a position that is contrary to the tax consequences described below. This discussion of material U.S. federal income tax consequences is not a complete description of all potential U.S. federal income tax consequences of the mergers. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any alternative minimum tax, any non-income tax or any non-U.S., state or local tax consequences of the mergers or the potential application of the Medicare contribution tax on net investment income or the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith).

This discussion is not tax advice. Each Convergys shareholder should consult its tax advisor with respect to the U.S. federal income tax consequences of the mergers to such holder in light of such holder’s particular circumstances, as well as any tax consequences of the mergers arising under the U.S. federal tax laws other than those pertaining to income tax, including estate or gift tax laws, or under any state, local or non-U.S. tax laws. Convergys shareholders that are not U.S. holders should consult their own tax advisors regarding the possibility that, in the event the applicable withholding agent is unable to determine whether any cash consideration paid in the mergers should be treated as a dividend for applicable U.S. federal income tax purposes, such withholding agent may withhold U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the entire amount of cash consideration payable to such non-U.S. holder in the merger, and such non-U.S. holders should consult their own tax advisors as to the possible desirability and timing of selling any shares of SYNNEX common stock or Convergys common shares that they own.

U.S. Federal Income Tax Treatment of the Mergers

Although SYNNEX, Convergys and their respective affiliates have agreed to use reasonable best efforts to cause the initial merger, together with the subsequent merger, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, whether or not the transaction will qualify for the intended tax treatment depends on facts that will not be known until the transaction is completed. In particular, the intended tax treatment requires that the value of the shares of SYNNEX common stock issued to Convergys shareholders in the initial merger, determined as of the completion of the initial merger, represents at least a minimum percentage of the total consideration paid to Convergys shareholders in the initial merger. While there is no specific guidance as to precisely what minimum percentage is necessary to satisfy this requirement, it would be satisfied if the SYNNEX common stock (valued as of the completion of the initial merger) represents at least 40% of the total merger consideration. Because this test is based on the value of SYNNEX common stock as of the completion of the initial merger, a decline in the value of SYNNEX common stock could cause this requirement not to be met. Accordingly, there can be no assurance that the mergers will qualify for the intended tax treatment, even if SYNNEX, Convergys and their respective affiliates comply with the relevant covenant. In addition, the completion of the mergers is not conditioned on the mergers qualifying for the intended tax treatment or upon the receipt of an opinion of counsel to that effect, and neither SYNNEX nor Convergys will request a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers. Accordingly, no assurance can be given that the mergers will qualify for the intended tax treatment. Further, even if SYNNEX and Convergys conclude that the mergers qualify for the intended tax treatment, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge.

U.S. Federal Income Tax Consequences if the Mergers, Taken Together, Qualify as a Reorganization

If the mergers, taken together, qualify as a “reorganization,” then the U.S. federal income tax consequences of the mergers to U.S. holders of Convergys common shares generally will be as follows.

A U.S. holder will not recognize any loss upon the exchange of Convergys common shares for shares of SYNNEX common stock and cash in the initial merger, and will recognize gain (if any) in an amount equal to the lesser of: (i) the amount by which the sum of the fair market value of the shares of SYNNEX common stock and cash received by the U.S. holder exceeds such U.S. holder’s tax basis in such U.S. holder’s Convergys common shares, and (ii) the amount of cash received by such U.S. holder (in each case excluding any cash received in lieu of a fractional share of SYNNEX common stock, which shall be treated as discussed below).

Any gain recognized by a U.S. holder of Convergys common shares in connection with the initial merger generally will constitute capital gain, and generally will constitute long-term capital gain if such U.S. holder has held its Convergys common shares more than one year as of the date of the initial merger. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates. In some cases, including if a holder actually or constructively owns shares of SYNNEX common stock other than the shares of SYNNEX common stock received pursuant to the initial merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends on each holder’s particular circumstances, including the application of constructive ownership rules, Convergys shareholders should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

A U.S. holder generally will have an aggregate adjusted tax basis in the SYNNEX common stock received in the initial merger (including any fractional share interests in SYNNEX common stock deemed received and exchanged for cash, as discussed below) equal to the aggregate adjusted tax basis of the Convergys common shares surrendered in the initial merger, increased by the amount of gain, if any, recognized on the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed above, but excluding any gain recognized with respect to any fractional shares of SYNNEX common stock for which cash is received, as discussed below), and decreased by the amount of cash received in the initial merger (excluding any cash received in lieu of a fractional share of SYNNEX common stock). A U.S. holder’s adjusted tax basis in the SYNNEX common stock received in the initial merger (including a fractional share deemed received) will be allocated between the SYNNEX common stock actually received and any fractional share deemed received in accordance with their respective fair market values.

The holding period of the SYNNEX common stock received in exchange for Convergys common shares (including any fractional shares of SYNNEX common stock deemed received and exchanged for cash, as discussed below) in the initial merger will include the holding period of the Convergys common shares surrendered in the initial merger.

In the case of a U.S. holder that holds different blocks of Convergys common shares (generally, Convergys common shares acquired on different dates or at different prices), such U.S. holder should consult its tax advisor regarding the determination of the basis and holding period of shares of SYNNEX common stock received in the initial merger in respect of particular blocks of Convergys common shares.

A U.S. holder of Convergys common shares who receives cash in lieu of a fractional share of SYNNEX common stock will generally be treated as having received the fractional share pursuant to the initial merger and then as having sold that fractional share of SYNNEX common stock for cash. As a result, such U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share of SYNNEX common stock and the tax basis allocated to such fractional share of SYNNEX common stock. Gain or loss recognized with respect to cash received in lieu of a fractional share of SYNNEX common stock will generally constitute capital gain or loss and will constitute long-term capital gain or loss if, as of the date of the initial merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Tax Consequences if the Mergers, Taken Together, Do Not Qualify as a Reorganization

If the mergers, taken together, do not qualify as a “reorganization,” then a U.S. holder generally will recognize gain or loss upon the exchange of Convergys common shares in the initial merger equal to the difference, if any, between (1) the sum of the fair market value of the shares of SYNNEX common stock and the amount of cash received by such holder (including cash received in lieu of fractional shares of SYNNEX common stock) and (2) the holder’s adjusted tax basis in the Convergys common shares surrendered. If a U.S. holder of Convergys common shares acquired different blocks of Convergys common shares at different times or at different prices, any gain or loss will be determined separately with respect to each block of Convergys common shares. Any gain or loss recognized by a U.S. holder of Convergys common shares in connection with the initial merger generally will constitute capital gain or loss, and generally will constitute long-term capital gain or loss if such U.S. holder has held its Convergys common shares for more than one year as of the date of the initial merger. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

A U.S. holder generally will have an aggregate tax basis in its shares of SYNNEX common stock received in the initial merger equal to the fair market value of such shares as of the date such shares are received. A U.S. holder’s holding period in shares of SYNNEX common stock received in the initial merger will begin on the day following the initial merger.

Notwithstanding the above, in certain circumstances, the receipt of the cash consideration by U.S. holders of Convergys common shares that also actually or constructively own SYNNEX common stock may be subject to

Section 304 of the Code if holders who own (including by attribution) 50% or more of the Convergys common shares before the initial merger own (including by attribution), immediately after the initial merger, 50% or more of the SYNNEX common stock. If Section 304 of the Code applies to the cash consideration received in the initial merger, to the extent a U.S. holder would otherwise be treated for U.S. federal income tax purposes as selling Convergys common shares to SYNNEX for cash, such holder will instead be treated as receiving the cash consideration from SYNNEX in deemed redemption of shares of SYNNEX common stock deemed issued to such holder. If such deemed redemption is treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, then a U.S. holder generally would recognize dividend income up to the amount of the cash received. It is not certain whether Section 304 of the Code will apply to the initial merger, because it is not certain whether shareholders who own (including by attribution) 50% or more of the Convergys common shares before the initial merger will own (including by attribution) 50% or more of the SYNNEX common stock immediately after the initial merger. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, Convergys shareholders that also actually or constructively own SYNNEX common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Backup Withholding and Information Reporting

Regardless of whether the mergers, taken together, qualify as a “reorganization,” any cash payments to a U.S. holder of Convergys common shares in connection with the initial merger (including cash in lieu of fractional shares of SYNNEX common stock) generally will be subject to information reporting and may be subject to U.S. federal backup withholding (currently, at a rate of 24%). To prevent backup withholding, U.S. holders of Convergys common shares should provide the exchange agent with a properly completed IRS Form W-9 included in the letter of transmittal to be delivered to such U.S. holder.

Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, provided that such U.S. holder furnishes certain required information to the IRS in a timely fashion. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

Accounting Treatment

The mergers will be accounted for as an acquisition of a business. SYNNEX will record assets acquired and liabilities assumed from Convergys primarily at their respective fair values at the date of completion of the mergers. Any excess of the purchase price (as described under Note 4 under “SYNNEX Unaudited Pro Forma Condensed Combined Financial Statements”) over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of SYNNEX after completion of the mergers will reflect Convergys’ balances and results after completion of the transaction but will not be restated retroactively to reflect the historical financial condition or results of operations of Convergys. The earnings of SYNNEX following the completion of the mergers will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on interest expense and amortization expense. Intangible assets with indefinite useful lives, if any, and goodwill will not be amortized but will be tested for impairment at least annually, and all assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, SYNNEX determines that tangible or intangible assets (including goodwill) are impaired, SYNNEX would record an impairment charge at that time.

Listing of SYNNEX common stock and Delisting and Deregistration of Convergys Common Shares

Application will be made to have the shares of SYNNEX common stock to be issued in connection with the initial merger approved for listing on the NYSE, where shares of SYNNEX common stock are currently traded.

If the mergers are completed, Convergys common shares will no longer be listed on the NYSE and will be deregistered under the Exchange Act.

Description of Debt Financing

SYNNEX anticipates that the total amount of funds necessary to pay the cash portion of the merger consideration and to pay transaction fees and expenses will be approximately $1,540 million, which amount is subject to adjustment as further described in “The Merger Agreement—Merger Consideration.” In addition, SYNNEX anticipates that the total amount of funds necessary to directly or indirectly pay, repay, repurchase, or settle, as applicable, certain existing indebtedness of Convergys and its subsidiaries will be approximately $500 million. These amounts will be funded through the takeout facility and cash on hand that SYNNEX may elect to apply in lieu of borrowing under the takeout facility. Remaining amounts under the takeout facility will be used for general corporate purposes, including, without limitation, permitted acquisitions or dividends.

Pursuant to the bridge commitment letter for the bridge facility, SYNNEX received commitments for an aggregate principal amount of $3.57 billion in financing, to provide a senior secured 364-day term loan bridge facility. The bridge facility consisted of two different tranches of senior secured term loans: tranche A of the bridge facility for $1.8 billion in the aggregate and tranche B of the bridge facility for $1.77 billion in the aggregate. The purpose of tranche B of the bridge facility was to backstop an amendment to the existing credit facility in order to permit the incurrence of acquisition related indebtedness under either the bridge facility or the takeout facility. However, on August 7, 2018, SYNNEX obtained an amendment to the existing credit agreement and, as a result, tranche B of the bridge facility was automatically reduced to zero. On August 9, 2018, SYNNEX entered into the takeout facility and, as a result, pursuant to the terms of the bridge commitment letter, the commitment with respect to tranche A of the bridge facility was automatically reduced to zero. As a result of the termination of both tranche A of the bridge facility and tranche B of the bridge facility, there are no remaining financing commitments of the lenders thereunder, and instead, the debt financing will be provided under the takeout facility.

Pursuant to the takeout facility, SYNNEX received commitments for a $1.8 billion 5-year senior secured term loan A facility from a syndicate of commercial banks. The term loan commitments under the takeout facility are subject to customary conditions. The borrower under the takeout facility is SYNNEX and the secured obligations of SYNNEX under the takeout facility are and will be guaranteed and secured by each existing and subsequently acquired or formed direct and indirect domestic wholly-owned subsidiary of SYNNEX, subject to customary exceptions.

The term loan commitments under the takeout facility terminate upon the earliest to occur of (i) the end date in the event the initial funding under the takeout facility has not occurred on or prior to such date, (ii) the date on which SYNNEX provides notice under the takeout facility in the event that the merger agreement has been terminated and (iii) in the event SYNNEX voluntarily elects to reduce such commitments to zero, on such date.

Senior Secured Credit Facilities

The proceeds of the term loans under the takeout facility, together with cash on hand which SYNNEX may elect to apply in lieu of borrowing under the takeout facility, will be used to pay the cash equivalent merger consideration, to pay transaction fees and expenses and to pay, repay, repurchase, or settle, as applicable, certain existing indebtedness of Convergys and its subsidiaries. Remaining amounts under the takeout facility will be used for general corporate purposes, including, without limitation, permitted acquisitions or dividends.

Interest Rate

The interest rate per annum applicable to the term loans under the takeout facility are, at SYNNEX’ option, equal to either a base rate or a LIBOR rate plus an applicable margin, which may (in the case of LIBOR based loans) range from 1.25% to 1.75%, depending on SYNNEX’ consolidated leverage ratio. The applicable margin on base rate loans is 1.00% less than the corresponding margin on LIBOR based loans.

Amortization and Prepayments

Once advanced, the outstanding principal amount of the takeout facility will be payable in equal quarterly amounts equal to 5% per annum of the principal of the term loan A facility outstanding as of the 90th day after the initial funding date, with the remaining balance due at the maturity of the term loan A facility. The takeout facility is not subject to mandatory prepayment. SYNNEX may prepay all or any portion of the term loans under the takeout facility prior to maturity without premium or penalty, subject to reimbursement of any LIBOR breakage costs of the lenders.

Delayed Draw

An aggregate of up to $350.0 million of the takeout facility is available to be drawn down, with draws permitted up to five additional times for the 90 day period following initial funding date (which date will be concurrent with the closing of the mergers) to fund the obligation to repurchase or settle any of the convertible debentures upon the tender for repurchase or conversion thereof to the holders thereof in connection with the initial merger.

Conditions to Initial Funding

The obligation of the lenders to fund the initial term loans under the takeout facility is subject, among other things, to:

•

consummation of the mergers substantially concurrently with the initial funding of the takeout facility in all material respects in accordance with the merger agreement, without any amendment or modification thereto which is materially adverse to the interests of the lenders under the takeout facilities, who are collectively referred to in this joint proxy statement/prospectus as the takeout lenders, unless approved by the arrangers of the takeout facility (such approval not to be unreasonably withheld or delayed);

•	the accuracy of certain limited representations and warranties;

•

execution and delivery by certain additional subsidiaries of SYNNEX and certain subsidiaries of Convergys acquired by SYNNEX as a result of the mergers of customary joinder documentation with respect to the takeout facility and the grant of security interests over their assets, subject to certain customary limited conditionality exceptions;

•	delivery of historical consolidated financial statements regarding SYNNEX and Convergys;

•	delivery of pro forma financial statements regarding SYNNEX and its subsidiaries, after giving effect to the transactions;

•	the repayment of certain indebtedness of Convergys and its subsidiaries substantially concurrent with the initial funding of the takeout facility;

•	solvency of SYNNEX and its subsidiaries, on a consolidated basis, after giving effect to the consummation of the transactions; and

•	since January 1, 2018, no material adverse effect on Convergys.

For more information, see “The Merger Agreement—Financing.”

Certain Covenants and Events of Default

The takeout facility contains customary affirmative and negative covenants and events of default (including relating to a change of control) that are substantially similar to the existing credit agreement. Among other things, such negative covenants restrict, subject to certain exceptions, the ability of SYNNEX and its subsidiaries, to grant liens on their assets, incur indebtedness, sell assets, make investments, engage in certain acquisitions, mergers or consolidations and pay dividends and other restricted payments. In addition, the takeout facility contains the following maximum leverage ratio and a minimum interest coverage ratio that are identical to the corresponding ratios set forth in the existing credit agreement: SYNNEX’ maximum consolidated leverage ratio may not exceed 4.25 to 1.00, with a step-down to 4.00 to 1.00 after the fifth full fiscal quarter following the closing of the mergers and SYNNEX’ minimum interest coverage ratio may not be less than 3.50 to 1.00.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the merger agreement. This summary may not contain all the information about the merger agreement that is important to you. This summary is qualified in its entirety by reference to the merger agreement attached as Annex A to, and incorporated by reference into, this joint proxy statement/prospectus. You are encouraged to read the merger agreement in its entirety because it is the legal document that governs the mergers.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures

The merger agreement and the summary of its terms in this joint proxy statement/prospectus have been included to provide information about the terms and conditions of the merger agreement. The terms, conditions and information in the merger agreement are not intended to provide any public disclosure of factual information about SYNNEX, Convergys or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the merger agreement were made by SYNNEX, Convergys and the Merger Subs as of specific dates and were qualified and subject to certain limitations and exceptions agreed to by SYNNEX, Convergys and the Merger Subs in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated for the purpose of allocating contractual risk among the parties to the merger agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect that is different from what may be viewed as material by stockholders or shareholders, as applicable, or other investors and from the materiality standard applicable to reports and documents filed with the SEC and in some cases may be qualified by disclosures made by one party to the other, which are not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement.

For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those provisions should not be read alone as characterizations of the actual state of facts or condition of SYNNEX, Convergys or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

Structure of the Mergers

The merger agreement provides for the initial merger, in which Merger Sub I will be merged with and into Convergys, with Convergys surviving the initial merger as a wholly owned subsidiary of SYNNEX, and immediately following the initial merger, the subsequent merger, in which Convergys will be merged with and into Merger Sub II, with Merger Sub II surviving the subsequent merger as a wholly owned subsidiary of SYNNEX.

After the completion of the initial merger and before the completion of the subsequent merger, Convergys’ articles and Convergys’ code, each in effect immediately prior to the completion of the initial merger, will be the articles of incorporation and code of regulations, respectively, of Convergys, as the surviving corporation in the initial merger, in each case until amended in accordance with applicable law. After the completion of the initial merger and before completion of the subsequent merger, the directors and officers of Merger Sub I immediately prior to the completion of the initial merger, will be the directors and officers, respectively, of Convergys, as the surviving corporation in the initial merger, in each case until their successors are duly elected and qualified.

After the completion of the subsequent merger, the certificate of incorporation and the bylaws of Merger Sub II, each in effect immediately prior to the completion of the subsequent merger, will be the certificate of incorporation and bylaws, respectively, of the surviving company in the subsequent merger, in each case until amended in accordance with applicable law. After completion of the subsequent merger, the officers of Merger Sub II immediately prior to the completion of the subsequent merger, will be the directors and officers of the surviving company, until their successors are duly and qualified in accordance with the surviving company’s certificate of incorporation, bylaws and applicable law.

Completion and Effectiveness of the Mergers

Each of the mergers will be completed and become effective at such time as the certificates of merger for such merger is filed with the Secretary of State of the State of Ohio and Secretary of State of Delaware (or at such time as agreed to between Convergys and SYNNEX and specified in such certificates of merger in accordance with applicable law). Unless another date and time are agreed to by SYNNEX and Convergys, completion of the mergers will occur on the third business day following the day on which the last of the conditions described under “—Conditions to Completion of the Mergers” is to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the mergers, but subject to the satisfaction or waiver of such conditions).

As of the date of this joint proxy statement/prospectus, SYNNEX and Convergys expect that the mergers will be completed by the end of calendar year 2018. However, completion of the mergers is subject to the satisfaction or waiver of the conditions to completion of the mergers, which are summarized below. There can be no assurances as to when, or if, the mergers will occur. If the mergers are not completed on or before the initial end date of December 28, 2018, either SYNNEX or Convergys may terminate the merger agreement, unless all conditions to completion of the mergers have been satisfied on the initial end date other than an order or injunction arising under antitrust law or all waiting periods under the HSR Act (early termination was granted, effective on July 30, 2018) having been expired or terminated, and all antitrust filing, notices, approvals and clearances having been obtained or filed in certain other jurisdictions, such conditions have not been waived by SYNNEX and Convergys, and either SYNNEX or Convergys elects to extend the initial end date to March 28, 2019, in which case, if the mergers are not completed on or before March 28, 2019, either SYNNEX or Convergys may terminate the merger agreement. The right to terminate the merger agreement if the mergers are not completed on or prior to the end date will not be available to SYNNEX or Convergys if the failure of the mergers to be consummated by such date is due to a material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in the merger agreement. See “—Conditions to Completion of the Mergers” and “—Termination of the Merger Agreement.”

Merger Consideration

At the completion of the initial merger, each Convergys common share issued and outstanding immediately prior to the effective time of the initial merger, except for shares held by Convergys as treasury stock, shares owned by SYNNEX or Merger Sub I immediately prior to the completion of the initial merger, shares held by any subsidiary of Convergys or SYNNEX and shares with respect to which appraisal rights have been properly exercised in accordance with the OGCL, which are referred to in this joint proxy statement/prospectus as the dissenting shares, will be automatically converted into (i) a number of validly issued, fully paid and nonassessable shares of SYNNEX common stock equal to the exchange ratio (as defined below), which translates to 0.1193 shares of SYNNEX common stock, subject to certain adjustments to be made at the closing of the mergers if the 20 day average trading price of SYNNEX common stock three trading days prior to the closing of the mergers has increased or decreased by more than 10% from a base price of $111.0766, plus cash in lieu of any fractional shares of SYNNEX common stock (with cash payable in lieu of any fractional shares as described under “—Fractional Shares”) and (ii) the right to receive $13.25 in cash, without interest.

“Exchange ratio” means (i) if the SYNNEX closing price is less than 85% of $111.0766, 0.1193 multiplied by 1.05882, (ii) if the SYNNEX closing price is greater than or equal to 85% of $111.0766 and less than 90% of $111.0766, 0.1193 multiplied by the quotient of (A) 90% of $111.0766 divided by (B) the SYNNEX closing price, (iii) if the SYNNEX closing price is greater than or equal to 90% of $111.0766 and less than or equal to 110% of $111.0766, 0.1193, (iv) if the SYNNEX closing price is greater than 110% of $111.0766 and less than or equal to 115% of $111.0766, 0.1193 multiplied by the quotient of (A) 110% of $111.0766 divided by (B) the SYNNEX closing price and (v) if the SYNNEX closing price is greater than 115% of $111.0766, 0.1193 multiplied by 0.95652.

If, between the dates of the merger agreement and the completion of the initial merger, any change in the outstanding Convergys common shares occurs as a result of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event, the merger consideration will be equitably adjusted to proportionally reflect such change.

Fractional Shares

No fractional shares of SYNNEX common stock will be issued to any holder of Convergys common shares upon the completion of the initial merger. Instead, all fractional shares of SYNNEX common stock that a holder of Convergys common shares would otherwise be entitled to receive as a result of the initial merger will be aggregated and sold by the exchange agent, and the holder will be entitled to receive cash in an amount representing such holder’s proportionate interest in the net proceeds from the sale by the exchange agent on behalf of such holder of SYNNEX common stock that would otherwise be issued. No interest will be paid or accrued on cash payable in lieu of fractional SYNNEX common stock and no such holder will be entitled to dividends, voting rights or any other rights in respect of any fractional share of SYNNEX common stock that would otherwise have been issuable as part of the merger consideration.

Shares Subject to Properly Exercised Appraisal Rights

Convergys common shares issued and outstanding immediately prior to the completion of the initial merger and held by a holder who is entitled to demand, and has properly demanded, appraisal for such Convergys common shares in accordance with the OGCL will not be converted into the right to receive the merger consideration to which they would otherwise be entitled to under the merger agreement, but will instead be converted into the right to receive such consideration as may be determined to be due to such holder pursuant to the procedures set forth in the OGCL. If any such holder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal pursuant to the OGCL, then such holder’s Convergys common shares will instead be deemed to have been converted into the right to receive the merger consideration.

Procedures for Surrendering Convergys Certificates

The conversion of Convergys common shares into the right to receive the merger consideration will occur automatically at the effective time of the initial merger. Prior to the closing of the mergers, SYNNEX will appoint an exchange agent reasonably acceptable to Convergys and enter into an exchange agent agreement reasonably acceptable to Convergys providing for the exchange agent to handle the exchange of certificates or book-entry form representing Convergys common shares for the merger consideration. At the effective time of the initial merger, SYNNEX will deposit, or cause to be deposited, cash sufficient to pay the cash equivalent merger consideration and evidence of shares of SYNNEX common stock in book-entry form payable to Convergys shareholders (and/or certificates representing such SYNNEX common stock at SYNNEX’ election) as part of the merger consideration, with the exchange agent in trust for the benefit of Convergys shareholders. Any such cash, shares represented by certificates and book-entry form deposited with the exchange agent is referred to in this joint proxy statement/prospectus as the payment fund. Promptly (but not later than three business days) after the completion of the initial merger, SYNNEX will cause the exchange agent to mail to each holder of record of Convergys common shares whose shares were converted pursuant to the merger agreement a letter of transmittal and instructions for use in effecting the surrender of Convergys common shares represented by certificates or book-entry form in exchange for the merger consideration.

Convergys shareholders who surrender their certificates or book-entry form representing Convergys common shares together with a duly completed and executed letter of transmittal will be entitled to receive the merger consideration into which the Convergys common shares represented by such certificates or book-entry form have been converted pursuant to the merger agreement. After the completion of the initial merger, subject to applicable law in the case of dissenting shares, all Convergys shareholders will cease to have any rights as shareholders of Convergys other than the right to receive the merger consideration into which Convergys common shares represented by certificates or book-entry form have been converted upon surrender of such certificates or book-entry form (and cash in lieu of any fractional shares of SYNNEX common stock as described under “—Fractional Shares,” and any dividends or other distributions on the shares of SYNNEX common stock into which such Convergys common shares have been converted into as described below under “—Procedures for Surrendering Convergys Certificates”), without interest, and the stock transfer books of Convergys will be closed with respect to all Convergys common shares outstanding immediately prior to the completion of the initial merger, and there will be no further registration of transfers on the stock transfer books of the surviving corporation in the initial merger of Convergys common shares that were outstanding immediately prior to the completion of the initial merger. Any portion of the payment fund, including any interest or other amounts received with respect thereto, that remains unclaimed or undistributed for twelve months after the completion of the initial merger will be delivered to SYNNEX, and any holder thereafter will look only to SYNNEX or the surviving company for the satisfaction of its claim for merger consideration, without any interest.

After the completion of the initial merger, SYNNEX will not pay dividends or other distributions with a record date on or after the completion of the initial merger to any holder of Convergys common shares to be converted into SYNNEX common stock until the holder surrenders its certificate or book-entry form representing Convergys common shares as described above. However, once those certificates or uncertificated Convergys common shares are surrendered, SYNNEX will pay to the holder, without interest, any dividends or other distributions on the shares of SYNNEX common stock into which such Convergys common shares have been converted with a record date on or after the completion of the initial merger that had become payable.

If there is a transfer of ownership of Convergys common shares that is not registered in the transfer or stock records of Convergys, payment of the merger consideration as described above (and cash in lieu of any fractional SYNNEX common stock as described under “—Fractional Shares,” and any dividends or other distributions on the shares of SYNNEX common stock into which such Convergys common shares have been converted into as described above under “—Procedures for Surrendering Convergys Certificates”), without interest, may be made to a person other than the person in whose name the certificate or uncertificated share so surrendered is registered only if the transferee presents such certificate or book-entry form together with all documents required to evidence and effect such transfer and evidence that all applicable stock transfer or other similar taxes have been paid or are not applicable.

Convergys, SYNNEX, the Merger Subs and the exchange agent are entitled to deduct and withhold from amounts otherwise payable pursuant to the merger agreement, any amounts required to be deducted or withheld with respect to making such payment under applicable tax law, without duplication. To the extent any amounts are so deducted, withheld and timely remitted to the appropriate taxing authority, such deducted or withheld amounts will be treated as having been paid to the person in respect of which such deduction or withholding was made.

If any certificate representing Convergys common shares has been lost, stolen or destroyed, the person claiming such certificate to be lost, stolen or destroyed will make an affidavit of that fact and, if required by SYNNEX or the exchange agent, post a bond in such amount as SYNNEX or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the surviving company with respect to such certificate. Thereafter, the exchange agent (or, if subsequent to the termination of the payment fund, SYNNEX) will deliver, in exchange for such lost, stolen or destroyed certificate, the merger consideration (together with cash in an amount representing any fractional share of SYNNEX common stock and any dividends or other distributions deliverable in respect thereof) in accordance with the terms of the merger agreement.

Treatment of Convergys Equity Awards

Convergys Options

At the completion of the initial merger, each Convergys option outstanding immediately prior to the completion of the initial merger that has an exercise price per Convergys common share that is less than the cash equivalent merger consideration will be cancelled by virtue of the initial merger and without any action on the part of the holder of such Convergys option, in consideration for the right to receive, promptly (but not later than five business days) following the completion of the initial merger, a cash payment (without interest and less such amounts as are required to be withheld or deducted under applicable tax law with respect to the making of such payment) with respect thereto equal to the product of (A) the number of Convergys common shares subject to such Convergys option as of immediately prior to the completion of the initial merger, multiplied by (B) the excess, if any, of the cash equivalent merger consideration over the exercise price per Convergys common share subject to such Convergys option as of immediately prior to the completion of the initial merger.

At the completion of the initial merger, each vested or unvested Convergys option outstanding immediately prior to the completion of the initial merger that has an exercise price per Convergys common share greater than or equal to the cash equivalent merger consideration will be cancelled for no consideration.

The cash equivalent merger consideration is the sum of (A) $13.25 plus (B) the product of the number of shares of SYNNEX common stock equal to the exchange ratio, multiplied by the SYNNEX closing price.

Convergys Restricted Stock Unit, Performance-Based Restricted Stock Unit and Deferred Stock Unit Awards

At the completion of the initial merger, each Convergys RSU, each Convergys PSU, and each Convergys DSU that is outstanding as of immediately prior to the completion of the initial merger will be cancelled by virtue of the initial merger and without any action on the part of the holder thereof, in consideration for the right to receive a cash payment (without interest and less such amounts as are required to be withheld or deducted under applicable tax law with respect to the making of such payment), which is referred to in this joint proxy statement/prospectus as the cash award amount, with respect thereto equal to the product of (i) the number of Convergys common shares subject to such Convergys RSU, Convergys PSU, or Convergys DSU as of immediately prior to the completion of the initial merger (with respect to each Convergys PSU, such number of shares will equal the greater of the number of shares that would be earned based upon target performance and the number of shares determined in accordance with the applicable award agreement, with any associated performance determinations to be made by Convergys’ board of directors) and (ii) the cash equivalent merger consideration (or, if higher, a cash amount equal to the average of the opening and closing prices per Convergys common share on the NYSE on the trading day immediately preceding the closing date of the mergers).

The cash award amount payable in respect of a Convergys RSU or Convergys PSU that was granted on or after March 31, 2016 (other than any such Convergys RSU or Convergys PSU that is held by a non-employee director or that becomes vested at the completion of the initial merger pursuant to the terms of an applicable contract) will remain unvested as of the completion of the initial merger and continue to vest and be paid in accordance with the terms of the applicable award agreement (including the terms relating to accelerated vesting upon a qualifying termination of employment).

To the extent that any such Convergys RSU, Convergys PSU or Convergys DSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, the cash award amount related thereto will be paid at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

Other than as provided above, the cash award amount will paid promptly following the completion of the initial merger, but not later than five business days following such date.

Listing of SYNNEX Common Stock

The merger agreement obligates SYNNEX to use its reasonable best efforts to cause the shares of SYNNEX common stock to be issued in the initial merger and such other shares of SYNNEX common stock to be reserved for issuance in connection with the initial merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the completion of the initial merger. Approval for listing on the NYSE of the SYNNEX common stock issuable to Convergys shareholders in the initial merger, subject to official notice of issuance, is a condition to the obligations of SYNNEX and Convergys to complete the mergers.

Conditions to Completion of the Mergers

Mutual Conditions to Completion.

The obligation of each of SYNNEX, Convergys and the Merger Subs to complete the mergers is subject to the fulfillment (or waiver, to the extent permissible under applicable law) of the following conditions:

•

obtaining the approval by holders of at least two-thirds of the outstanding Convergys common shares entitled to vote thereon to adopt the merger agreement, which is referred to in this joint proxy statement/prospectus as the Convergys shareholder approval;

•

obtaining the approval of the issuance of shares of SYNNEX common stock in connection with the initial merger by a majority of the votes cast by holders of outstanding shares of SYNNEX common stock, which is referred to in this joint proxy statement/prospectus as the SYNNEX stockholder approval;

•

effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and the absence of any stop order suspending that effectiveness or any proceedings to that effect commenced;

•	absence of injunction by any court or other tribunal of competent jurisdiction and absence of law that prevents, enjoins, prohibits or makes illegal the consummation of the mergers;

•

expiration or termination of all waiting periods applicable to the mergers under the HSR Act (such early termination was granted, effective on July 30, 2018) and completion of all other required antitrust filings, notices, approvals and clearances; and

•	approval for listing on the NYSE of the SYNNEX common stock to be issued in the initial merger, subject to official notice of issuance.

Additional Conditions to Completion for the Benefit of Convergys.

In addition, the obligation of Convergys to complete the mergers is subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following conditions:

•

accuracy in all respects of all representations and warranties made in the merger agreement by SYNNEX and the Merger Subs that are qualified by a material adverse effect qualification as so qualified as of the date of the merger agreement and as of the completion of the mergers (or, in the case of representations and warranties given as of another specified date, as of that date);

•

accuracy (subject only to de minimis exceptions) of certain representations and warranties made in the merger agreement by SYNNEX and the Merger Subs regarding its capitalization as of the date of the merger agreement and as of the completion of the mergers (or, in the case of representations and warranties given as of another specific date, as of that date);

•

accuracy in all material respects of certain representations and warranties made in the merger agreement by SYNNEX and the Merger Subs regarding ownership of its subsidiaries, fees payable to finders or brokers in connection with the mergers and the inapplicability of certain antitakeover laws as of the date of the merger agreement and as of the completion of the mergers (or, in the case of representations and warranties given as of another specific date, as of that date);

•

accuracy of all other representations and warranties made in the merger agreement by SYNNEX and the Merger Subs, except for any inaccuracies in such representations and warranties that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SYNNEX and subsidiaries, as of the date of the merger agreement and as of the completion of the mergers (or, in the case of representations and warranties given as of another specified date, as of that date);

•	performance and compliance in all material respects by SYNNEX and the Merger Subs of all covenants required to be performed or complied by them by the completion of the initial merger;

•

absence since the date of the merger agreement of a material adverse effect on SYNNEX and its subsidiaries (see “—Definition of ‘Material Adverse Effect’” for the definition of material adverse effect) or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on SYNNEX and its subsidiaries; and

•

receipt of a certificate from an executive officer of each of SYNNEX, Merger Sub I and Merger Sub II, each dated as of the closing date of the mergers and confirming the satisfaction of the conditions described in the preceding six bullets.

Additional Conditions to Completion for the Benefit of SYNNEX and the Merger Subs.

In addition, the obligation of each of SYNNEX and the Merger Subs to complete the mergers is subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following conditions:

•

accuracy in all respects of all representations and warranties made in the merger agreement by Convergys that are qualified by a material adverse effect qualification as so qualified as of the date of the merger agreement and as of the completion of the mergers (or, in the case of representations and warranties given as of another specified date, as of that date);

•

accuracy (subject only to de minimis exceptions) of certain representations and warranties made in the merger agreement by Convergys regarding its capitalization as of the date of the merger agreement and as of the completion of the mergers (or, in the case of representations and warranties given as of another specific date, as of that date);

•

accuracy in all material respects of certain representations and warranties made in the merger agreement by Convergys regarding ownership of its subsidiaries, fees payable to finders or brokers in connection with the mergers and the inapplicability of certain antitakeover laws as of the date of the merger agreement and as of the completion of the mergers (or, in the case of representations and warranties given as of another specific date, as of that date);

•

accuracy of all other representations and warranties made in the merger agreement by Convergys, except for any inaccuracies in such representations and warranties that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Convergys, as of the date of the merger agreement and as of the completion of the mergers (or, in the case of representations and warranties given as of another specified date, as of that date);

•	performance and compliance in all material respects by Convergys of all covenants required to be performed or complied by them by the completion of the initial merger;

•

absence since the date of the merger agreement of a material adverse effect on Convergys (see “—Definition of ‘Material Adverse Effect’” for the definition of material adverse effect) or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Convergys; and

•	receipt of a certificate from an executive officer of Convergys dated as of the closing date of the mergers confirming the satisfaction of the conditions described in the preceding six bullets.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by both SYNNEX and Convergys that are subject in certain cases to exceptions and qualifications (including exceptions that are not material to the party making the representations and warranties and its subsidiaries, taken as a whole, and exceptions that do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making the representations and warranties). See “—Definition of ‘Material Adverse Effect’” for the definition of material adverse effect. The representations and warranties in the merger agreement relate to, among other things:

•	corporate existence, good standing and qualification to conduct business;

•	capitalization;

•	ownership of subsidiaries;

•	due authorization, execution and validity of the merger agreement;

•	governmental and third-party consents necessary to complete the mergers;

•

absence of any violation, conflict or breach of agreements, or any conflict with or violation of organizational documents or laws as a result of the execution or delivery of the merger agreement and completion of the mergers;

•

SEC filings, the absence of material misstatements or omissions from such filings, material compliance with listing and corporate governance rules and regulations of the NYSE and compliance with the Sarbanes-Oxley Act of 2002;

•	financial statements;

•	internal controls and procedures;

•	absence of undisclosed material liabilities;

•	compliance with laws and permits;

•	employee benefit plans;

•

conduct of business in the ordinary course of business and absence of changes that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the applicable party, in each case since January 1, 2018;

•	litigation;

•	information provided by the applicable party for inclusion in disclosure documents to be filed with the SEC in connection with the mergers;

•	tax matters;

•	receipt of fairness opinion from such party’s financial advisor;

•	fees payable to finders or brokers in connection with the mergers;

•	inapplicability of antitakeover statutes; and

•	no other representations and warranties.

Convergys also makes representations and warranties relating to, among other things, environmental matters, employment and labor matters, real property, intellectual property, material contracts, data privacy and insurance.

SYNNEX also makes representations and warranties relating to, among other things, solvency, matters with respect to the bridge commitment letter relating to the financing for the mergers and no ownership of Convergys common shares.

The representations and warranties in the merger agreement do not survive completion of the mergers.

See “—Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures.”

Definition of “Material Adverse Effect”

Many of the representations and warranties in the merger agreement are qualified by “material adverse effect” on the party making such representations and warranties.

For purposes of the merger agreement, “material adverse effect” means, with respect to SYNNEX or Convergys, as the case may be, any change, effect, event, occurrence or development that has a material adverse effect on the business, operations or financial condition of that party and its subsidiaries taken as a whole, except that the impact of the following changes, effects, events, occurrences or developments will be excluded in determining whether there has been a material adverse effect, or whether a material adverse effect would reasonably be expected to occur:

•

any changes or developments in domestic, foreign or global markets or domestic, foreign or global economic conditions generally, including (1) any changes or developments in or affecting the domestic or any foreign securities, equity, credit or financial markets or (2) any changes or developments in or affecting domestic or any foreign interest or exchange rates;

•	changes in GAAP or any official interpretation or enforcement thereof;

•	changes in law or any changes or developments in the official interpretation or enforcement thereof by governmental authorities;

•

changes in domestic, foreign or global political conditions (including the outbreak or escalation of war, military actions, or acts of terrorism), including any worsening of such conditions threatened or existing on the date of the merger agreement;

•	weather conditions or other acts of God (including storms, earthquakes, tornados, floods or other natural disasters);

•	a decline in the trading price or trading volume of that party’s common stock or any change in the ratings or ratings outlook for that party or any of its subsidiaries;

•

the failure to meet any projections, guidance, budgets, forecasts or estimates, except that the underlying causes thereof may be considered in determining whether a material adverse effect has occurred if not otherwise excluded from the definition of material adverse effect);

•	any action taken or omitted to be taken by that party or any of its subsidiaries at the written request of the other party;

•

any actions or claims made or brought by any of the current or former shareholders of that party (or on their behalf or on behalf of that party) against that party or any of its directors, officers or employees arising out of the merger agreement or the mergers;

•	the announcement or the existence of the merger agreement if arising from the identity of the other party or its affiliates; and

•	the failure to obtain any approvals or consents from any governmental authority in connection with the transactions contemplated by the merger agreement;

except, in the case of the changes, effects, events, occurrences or developments referred to in the third and fifth bullets in the immediately preceding list, to the extent that such impact is disproportionately adverse to that party and its subsidiaries, taken as a whole, relative to others in the industry or industries in which that party and its subsidiaries operate.

Additionally, “material adverse effect” means, with respect to SYNNEX or Convergys, as the case may be, any change, effect, event, occurrence or development that would prevent or materially impair the ability of the other party to consummate the mergers by the end date.

Conduct of Business Pending the Mergers

During the period from the date of the merger agreement until the earlier of the termination of the merger agreement in accordance with its terms and the effective time of the initial merger, except (i) as required by applicable law, (ii) with the prior written consent of the other party (which will not be unreasonably withheld, conditioned or delayed), (iii) as contemplated or required by the merger agreement or, solely with respect to SYNNEX, as contemplated by the bridge commitment letter or in connection with the bridge facility or (iv) as set forth in the confidential disclosure schedules delivered to the other party concurrently with execution of the merger agreement, Convergys, SYNNEX and their respective subsidiaries are required to conduct their respective businesses in the ordinary course and materially consistent with past practice and use commercially reasonable efforts to maintain and preserve intact its business organization.

Conduct of Business of Convergys

During the period from the date of the merger agreement until the earlier of the termination of the merger agreement in accordance with its terms and the effective time of the initial merger, except (i) as required by applicable law, (ii) with the prior written consent of SYNNEX (which will not be unreasonably withheld, conditioned or delayed), (iii) as contemplated or required by the merger agreement or (iv) as set forth in Convergys’ confidential disclosure schedule delivered to SYNNEX concurrently with execution of the merger agreement, Convergys will not, and will not permit any of its subsidiaries to, among other things:

•	amend its organizational documents or otherwise take any action to exempt any person from any provision of the its organizational documents;

•	split, combine or reclassify any capital stock, voting securities or other equity interests of Convergys;

•

make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except for (1) any such transactions solely among Convergys and its wholly owned subsidiaries or among Convergys’ wholly owned subsidiaries, (2) the acceptance of Convergys common shares as payment for the exercise price of Convergys options or (3) the acceptance of Convergys common shares, or withholding of Convergys common shares otherwise deliverable, to satisfy withholding taxes incurred in connection with the exercise, vesting and/or settlement of Convergys options, Convergys RSUs, Convergys PSUs and Convergys DSUs; provided, that Convergys may make, declare and pay quarterly cash dividends (and, with respect to the Convergys options, Convergys RSUs, Convergys PSUs and Convergys DSUs, as and if applicable, dividends or dividend equivalents) in an amount per share not in excess of $0.11 per quarter and with record dates consistent with the record dates customarily used by

Convergys for the payment of quarterly cash dividends, including with respect to the quarter in which the completion of the initial merger occurs unless the completion of the initial merger precedes the record date for such quarter;

•

grant any Convergys option, Convergys RSU, Convergys PSU, Convergys DSU or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

•

(1) issue, sell or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except pursuant to the exercise, vesting and/or settlement of Convergys options, Convergys RSUs, Convergys PSUs and Convergys DSUs outstanding as of the date of the merger agreement, or granted after the date of the merger agreement consistent with the terms of the merger agreement, in each case in accordance with their terms, or (2) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;

•

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or other reorganization, other than the mergers and other than any mergers, consolidations or reorganizations solely among Convergys and its subsidiaries or among Convergys’ subsidiaries;

•

incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any indebtedness for borrowed money or issue or sell any debt securities or any rights to acquire any debt securities, except for (1) any indebtedness for borrowed money among Convergys and its subsidiaries or among subsidiaries of Convergys, (2) guarantees by Convergys of indebtedness for borrowed money of subsidiaries of Convergys or guarantees by subsidiaries of Convergys of indebtedness for borrowed money of Convergys or any of its subsidiaries, which indebtedness is incurred in compliance with this bullet or is outstanding on the date of the merger agreement, (3) indebtedness for commercial paper or indebtedness incurred pursuant to agreements entered into by Convergys or any subsidiary of Convergys in effect prior to the execution of the merger agreement, and (4) additional indebtedness for borrowed money incurred by Convergys or any of its subsidiaries not to exceed $10.0 million in aggregate principal amount outstanding, in the case of each of clauses (2) and (3), in the ordinary course of business and consistent with past practice;

•

other than in accordance with contracts or agreements in effect on the date of the merger agreement, sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets having a value in excess of $2.0 million individually or $5.0 million in the aggregate to any person (other than to Convergys or a wholly owned subsidiary of Convergys and other than (1) sales of inventory, (2) sales of rental equipment in the ordinary course or obsolete or worthless equipment, or (3) commodity, purchase, sale or hedging agreements that can be terminated upon 90 days or less notice without penalty (which term will not be construed to include customary settlement costs), and power contracts, in each case in the ordinary course of business);

•

acquire any assets (other than acquisitions of assets in the ordinary course of business or transactions of a type described in any other bullet of this paragraph that are not prohibited by this paragraph) or any other person or business of any other person (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) or make any investment in any person, in each case other than a wholly owned subsidiary of Convergys (or any assets thereof), either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any person other than a wholly owned subsidiary of Convergys, if such acquisition or investment is in excess of $2.0 million individually or $5.0 million in the aggregate;

•

except as required by any collective bargaining agreement, labor union contract, trade union agreement or Convergys employee benefit plan, (1) establish, adopt, materially amend or terminate any material Convergys employee benefit plan or create or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a material Convergys employee benefit plan if it were in existence as of the date of the merger agreement, except for adoptions, amendments or terminations in the ordinary course of business that do not materially increase costs, (2) increase in any manner the compensation (including severance, change-in-control and retention compensation) or benefits of any current or former employees of Convergys or its subsidiaries, except for increases in the ordinary course of business consistent with past practice, (3) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than in the ordinary course of business consistent with past practice, (4) accelerate any rights or benefits under any Convergys employee benefit plan or (5) accelerate the time of vesting or payment of any award under any Convergys employee benefit plan;

•

accelerate, terminate or cancel, or waive, release or assign any material term of, or right, obligation or claim under, any material contract (other than expiration of any such material contract in accordance with its term) or amend or modify any material contract in a manner that is materially adverse to Convergys or any of its subsidiaries, in each case other than in the ordinary course;

•

enter into (1) any lease requiring an annual payment in excess of $2.0 million or (2) any procurement contract with continuing obligations for Convergys or any of its subsidiaries which extend more than 12 months from the date of such contract that is expected to involve amounts to be paid by or obligations of, Convergys or any of its subsidiaries in excess of $2.0 million in any 12 month period (except, in the case of this clause (2), for agreements of a type described in any other bullet of this paragraph that are not prohibited by such bullet);

•	make any material loans or advances, except for operating leases and extensions of credit terms to customers in the ordinary course of business;

•

other than in the ordinary course of business, (1) amend any material tax return, (2) make, change or revoke any material tax election, (3) settle or compromise any material tax claim or assessment by any governmental authority for an amount that exceeds (other than by a de minimis amount) the amount reserved, in accordance with GAAP, on the consolidated balance sheet of Convergys and its subsidiaries included in its Annual Report on Form 10-K for the annual period ended December 31, 2017, (4) surrender or waive any right to claim a material tax refund or (5) consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•

other than in the ordinary course of business, settle, compromise or otherwise resolve any proceeding (excluding any audit, claim or other proceeding in respect of taxes) in a manner resulting in liability for, or restrictions on the conduct of business by, Convergys or any of its subsidiaries, other than settlements of, compromises for or resolutions of any proceeding (1) funded, subject to payment of a deductible, by insurance coverage maintained by Convergys or any of its subsidiaries or (2) for payment of less than $2.5 million (after taking into account insurance coverage maintained by Convergys or any of its subsidiaries) in the aggregate beyond the amounts reserved on the consolidated financial statements of Convergys;

•

make or commit to make capital expenditures exceeding $2.0 million individually, other than capital expenditures contemplated in Convergys’ capital expenditure budget for the fiscal year ending December 31, 2018, as disclosed to SYNNEX prior to the date of the merger agreement, but in the event the completion of the initial merger has not occurred prior to January 1, 2019, Convergys may establish a capital expenditure budget for the fiscal year ending December 31, 2019 in an amount no greater than 110% in the aggregate of the capital expenditure budget for the fiscal year ending December 31, 2018, and also make or commit to make capital expenditures in accordance with such budget;

•	implement or adopt any material change in its tax or financial accounting principles or methods, other than as may be required by GAAP or applicable law; or

•	agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to the foregoing.

In addition, during the period from the date of the merger agreement until the earlier of the termination of the merger agreement and the completion of the initial merger, Convergys will notify SYNNEX reasonably promptly (but in any event no later than three business days) if Convergys or any of its subsidiaries enters into a contract with a customer by which Convergys or any of its subsidiaries is bound (i) that expressly obligates Convergys or its subsidiaries (or following the closing of the mergers, SYNNEX or its subsidiaries) to conduct business with such customer on a preferential or exclusive basis or that contains “most favored nation” or similar covenants (other than pursuant to any contracts entered into by Convergys or any of its subsidiaries in effect prior to the execution of the merger agreement or provisions in new contracts with a customer consistent with provisions in contracts with such customer in effect prior to the execution of the merger agreement) or (ii) that involves payments to Convergys or its subsidiaries of more than $36.0 million per annum that is on terms substantially less favorable in the aggregate to Convergys than Convergys’ contracts with its twenty largest customers for 2017 and 2018 as of the date of the merger agreement.

Conduct of Business of SYNNEX

During the period from the date of the merger agreement until the earlier of the termination of the merger agreement in accordance with its terms and the effective time of the initial merger, except (i) as required by applicable law, (ii) with the prior written consent of Convergys (which will not be unreasonably withheld, conditioned or delayed), (iii) as contemplated or required by the merger agreement or (iv) as set forth in SYNNEX’ confidential disclosure schedule delivered to Convergys concurrently with execution of the merger agreement, SYNNEX will not, and will not permit any of its subsidiaries to, among other things:

•

acquire or agree to acquire by merging or consolidating with, or by purchasing a material portion of the assets of or equity in, any person if the entering into of a definitive agreement relating to or the consummation of such transaction could reasonably be expected to (i) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of SYNNEX to procure, any authorizations, consents, orders, declarations or approvals of any governmental authority or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated by the merger agreement or (ii) materially increase the risk of any governmental authority entering an order, ruling, judgment or injunction prohibiting the consummation of the transactions contemplated by the merger agreement or (iii) take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of SYNNEX to consummate the transactions contemplated by the merger agreement.

Obligations to Recommend the Adoption of the Merger Agreement and the Approval of the Stock Issuance

As discussed under “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—Convergys’ Reasons for the Mergers; Recommendations of the Convergys Board of Directors that Convergys Shareholders Adopt the Merger Agreement,” Convergys’ board of directors unanimously recommends that Convergys shareholders vote “FOR” the adoption of the merger agreement. Convergys’ board of directors, however, may make an adverse recommendation change under specified circumstances as discussed under “—No Solicitation.”

Similarly, as discussed under “Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance—SYNNEX’ Reasons for the Mergers; Recommendations of SYNNEX’ Board of Directors that SYNNEX Stockholders Approve the Stock Issuance,” SYNNEX’ board of directors unanimously recommends that SYNNEX stockholders vote “FOR” the stock issuance.

Neither Convergys’ board of directors nor any committee thereof will:

•

change, qualify, withhold, withdraw or modify, or authorize or resolve to or publicly propose or announce its intention to change, qualify, withhold, withdraw or modify, in each case in any manner adverse to SYNNEX, or fail to include in this joint proxy statement/prospectus, a recommendation that Convergys shareholders adopt the merger agreement;

•	approve or recommend to Convergys shareholders, or resolve to or publicly propose or announce its intention to approve or recommend to Convergys shareholders, a takeover proposal;

•

fail to recommend against acceptance of any takeover proposal that is structured as a tender offer or exchange offer for Convergys common shares within ten business days after commencement of such offer;

•

fail to reaffirm the recommendation that Convergys shareholders adopt the merger agreement within ten business days after a request therefor by SYNNEX following the date any written takeover proposal (or any material written modification thereto) is first publicly disclosed by Convergys or the person making the written takeover proposal (provided that SYNNEX may not make such a request more than once for each takeover proposal or material modification thereto);

•

agree or publicly propose to do any of the foregoing (any action described in the first five bullets of this paragraph are collectively referred to in this joint proxy statement/prospectus as an adverse recommendation change); or

•

authorize, cause or permit Convergys or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to any takeover proposal, other than a confidentiality agreement containing confidentiality provisions that are, in the aggregate, no less favorable to Convergys than those contained in its confidentiality agreement with SYNNEX.

“Takeover proposal” means any bona fide proposal or offer made by any person or group of related persons (other than SYNNEX and its subsidiaries and affiliates), and whether involving a transaction or series of related transactions, for (i) a merger, reorganization, share exchange, consolidation, business combination, dissolution, liquidation or similar transaction involving Convergys, (ii) the acquisition by any person or group of related persons (other than SYNNEX and its affiliates) of more than 20% of the assets of Convergys and its subsidiaries, on a consolidated basis (in each case, including securities of the subsidiaries of Convergys), or (iii) the direct or indirect acquisition by any person or group of related persons (other than SYNNEX and its affiliates) of more than 20% of the Convergys common shares then issued and outstanding.

No Solicitation

Subject to the exceptions described below, Convergys will not, and will cause each of its subsidiaries and its and their respective officers and directors, and will instruct each of its other representatives not to, directly or indirectly:

•

solicit, initiate, or knowingly encourage or facilitate any proposal or offer or any inquiries regarding the making of any proposal or offer, including any proposal or offer to its shareholders, that constitutes, or would reasonably be expected to lead to, a takeover proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a takeover proposal (other than, in response to an unsolicited inquiry, to ascertain facts from the person making such takeover proposal for the sole purpose of clarifying the terms and conditions thereof so as to determine whether such takeover proposal constitutes, or would reasonably be expected to lead to, a superior acquisition proposal (as defined below) and to refer the inquiring person to the non-solicit provisions of the merger agreement and to limit its conversation or other communication exclusively to such referral and such clarifying of terms as provided herein); or

•

approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to a takeover proposal.

“Superior acquisition proposal” means a takeover proposal, substituting “50%” for “20%” in the definition thereof, that Convergys’ board of directors determines in good faith, after consultation with Convergys’ independent financial advisors and outside legal counsel, taking into account the timing, likelihood of consummation, legal, financial, regulatory and other aspects of the takeover proposal, including the financing terms thereof, and such other factors as Convergys’ board of directors considers to be appropriate, to be more favorable to Convergys and its shareholders than the transactions contemplated by the merger agreement.

Convergys will, and will cause each of its subsidiaries and direct its and their representatives to, immediately cease and cause to be terminated any discussions or negotiations with any persons (other than SYNNEX and the Merger Subs) that may be ongoing with respect to a takeover proposal and will use commercially reasonable efforts to cause any such person in possession of non-public information in respect of Convergys or its subsidiaries that was furnished by or on behalf of Convergys and its subsidiaries in connection with such takeover proposal to return or destroy (and confirm such destruction of) all such information. Convergys will not release any third party from, or waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality provision with respect to a takeover proposal or similar matter in any agreement to which Convergys is a party; provided, that if Convergys’ board of directors determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, Convergys may waive any such standstill provision solely to the extent necessary to permit a third party to make a takeover proposal.

However, if at any time after the date of the merger agreement and prior to obtaining the Convergys shareholder approval, Convergys receives a bona fide unsolicited written takeover proposal from any person that did not result from a breach of the restrictions contained in “—Obligations to Recommend the Adoption of the Merger Agreement and the Approval of the Stock Issuance” and “—No Solicitation,” and if Convergys’ board of directors determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such takeover proposal constitutes or could reasonably be expected to lead to a superior acquisition proposal, then Convergys and its representatives may (i) furnish, pursuant to a confidentiality agreement containing confidentiality provisions that are, in the aggregate, no less favorable to Convergys than those contained in its confidentiality agreement with SYNNEX, information (including non-public information) with respect to Convergys and its subsidiaries to the person that has made such takeover proposal and its representatives (provided, that Convergys will, substantially concurrently with the delivery to such person, provide to SYNNEX any non-public information concerning Convergys or any of its subsidiaries that is provided or made available to such person or its representatives unless such non-public information has been previously provided to SYNNEX) and (ii) engage in or otherwise participate in discussions or negotiations with the person making such takeover proposal and its representatives regarding such takeover proposal. Convergys will promptly (and in any event within 24 hours) notify SYNNEX in writing if Convergys takes any of the actions in clauses (i) and (ii) above.

Convergys will promptly (and in no event later than 24 hours after receipt) notify SYNNEX in writing in the event that Convergys or any of its representatives receives a takeover proposal or any offer, proposal, inquiry or request for information or discussions relating to Convergys or its subsidiaries that would be reasonably likely to lead to or that contemplates a takeover proposal, including the identity of the person making such takeover proposal or offer, proposal, inquiry or request and the material terms and conditions thereof. Convergys will keep SYNNEX reasonably informed, on a reasonably current basis (but in no event more often than once every 24 hours), as to the status of (including any material developments) such takeover proposal, offer, proposal, inquiry or request.

Notwithstanding anything to the contrary, at any time after the date of the merger agreement and prior to the time the Convergys shareholder approval is obtained, Convergys’ board of directors may make an adverse recommendation change if, prior to taking such action, Convergys’ board of directors has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with Convergys’ board of directors’ fiduciary duties under applicable law; provided, that prior to making such adverse recommendation change, (I) Convergys has given SYNNEX at least two business days prior written notice of its intention to take such action specifying, in reasonable detail, the reasons therefor, and (II) upon the end of such notice period, Convergys’ board of directors will have considered in good faith any revisions to the terms of the merger agreement proposed in writing by SYNNEX, and will have determined, after consultation with independent financial advisors and outside legal counsel, that the failure to make an adverse recommendation change would reasonably be expected to continue to be inconsistent with Convergys’ board of directors’ fiduciary duties under applicable law.

Notwithstanding the foregoing, at any time after the date of the merger agreement and prior to the time the Convergys shareholder approval is obtained, if Convergys’ board of directors has determined in good faith, after consultation with independent financial advisors and outside legal counsel, that a written takeover proposal made after the date of the merger agreement constitutes a superior acquisition proposal, Convergys’ board of directors may, subject to compliance with this paragraph, (i) make an adverse recommendation change or (ii) cause Convergys to terminate the merger agreement in order to enter into a definitive agreement relating to such superior acquisition proposal subject to paying a termination fee to SYNNEX in accordance with the provisions described under “—Termination Fees and Expenses;” provided, that prior to so making an adverse recommendation change or terminating the merger agreement, (A) Convergys has given SYNNEX at least four business days’ prior written notice of its intention to take such action, including the material terms and conditions of, and the identity of the person making, any such superior acquisition proposal and has contemporaneously provided to SYNNEX a copy of the superior acquisition proposal and a copy of any proposed superior acquisition proposal (which version will be updated, as applicable, promptly), (B) at the end of such notice period, Convergys’ board of directors will have considered in good faith any revisions to the terms of the merger agreement proposed in writing by SYNNEX, and will have determined, after consultation with its independent financial advisors and outside legal counsel, that the superior acquisition proposal would nevertheless continue to constitute a superior acquisition proposal if the revisions proposed by SYNNEX were to be given effect, and (C) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such superior acquisition proposal, Convergys will, in each case, have delivered to SYNNEX an additional notice consistent with that described in clause (A) above of this proviso and a new notice period of two business days will commence during which time Convergys will be required to comply with the requirements of this paragraph anew with respect to such additional notice, including clauses (A) through (C) above of this proviso.

Nothing will prohibit Convergys or Convergys’ board of directors from (i) taking and disclosing to the shareholders of Convergys a position contemplated by Rule 14e-2(a) or Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (it being understood that such action may constitute an adverse recommendation change for purposes of the preceding paragraph and SYNNEX’ termination right in the event of an adverse recommendation change if it otherwise satisfies the definition thereof) or (ii) from making any “stop, look and listen” communication to the shareholders of Convergys pursuant to Rule 14d 9(f) under the Exchange Act.

Proxy Statement and Registration Statement Covenant

As promptly as reasonably practicable following the date of the merger agreement, (i) Convergys and SYNNEX have agreed to jointly prepare and each file with the SEC this joint proxy statement/prospectus and (ii) SYNNEX has agreed to prepare and file with the SEC the registration statement on Form S-4 with respect to the shares of SYNNEX common stock issuable in connection with the initial merger, which will include this joint proxy statement/prospectus with respect to the Convergys special meeting and the SYNNEX special meeting. Each of Convergys and SYNNEX will use its reasonable best efforts to (A) have the registration statement on Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the registration statement on Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (C) keep the registration statement on Form S-4 effective for so long as necessary to complete the mergers.

Each of Convergys and SYNNEX has agreed to furnish all information concerning itself, its respective affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of this joint proxy statement/prospectus and the registration statement on Form S-4. Each of Convergys and SYNNEX has agreed to provide the other party with a reasonable period of time to review this joint proxy statement/prospectus and any amendments thereto prior to filing and will reasonably consider any comments from the other party. Each of Convergys and SYNNEX will respond promptly to any comments from the SEC or the staff of the SEC. Each of Convergys and SYNNEX will notify the other party promptly of the receipt of any comments (whether written or oral) from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to this joint proxy statement/prospectus or the registration statement on Form S-4 or for additional information and will supply the other party with copies of all correspondence between it and any of its representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to this joint proxy statement/prospectus or registration statement on Form S-4 or the transactions contemplated by the merger agreement within 48 hours of the receipt thereof. This joint proxy statement/prospectus and registration statement on Form S-4 will comply as to form in all material respects with the applicable requirements of the Exchange Act and Securities Act.

If at any time prior to the Convergys special meeting or the SYNNEX special meeting (or any adjournment or postponement of the Convergys special meeting or the SYNNEX special meeting) any information relating to SYNNEX or Convergys, or any of their respective affiliates, officers or directors, is discovered by SYNNEX or Convergys that should be set forth in an amendment or supplement to this joint proxy statement/prospectus and registration statement on Form S-4, so that this joint proxy statement/prospectus and registration statement on Form S-4 would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information will promptly notify the other party and an appropriate amendment or supplement describing such information will be promptly filed by Convergys and/or SYNNEX with the SEC and, to the extent required by applicable law, disseminated to Convergys shareholders and SYNNEX stockholders. Convergys will cause this joint proxy statement/prospectus and registration statement on Form S-4 to be mailed to Convergys shareholders, and SYNNEX will cause this joint proxy statement/prospectus and registration statement on Form S-4 to be mailed to SYNNEX stockholders, as promptly as reasonably practicable after the registration statement on Form S-4 is declared effective under the Securities Act.

Obligations to Call Shareholders’ and Stockholders’ Meetings

As soon as reasonably practicable following the effectiveness of the registration statement on Form S-4, Convergys will take all actions necessary in accordance with applicable law and its organizational documents to set a record date for, duly give notice of, convene and hold a meeting of its shareholders following the mailing of this joint proxy statement/prospectus for the purpose of obtaining the Convergys shareholder approval. Unless Convergys makes an adverse recommendation change, as discussed under “—No Solicitation,” it will solicit, and use its reasonable best efforts to obtain, the Convergys shareholder approval at the Convergys special meeting as soon as reasonably practicable.

As soon as reasonably practicable following the effectiveness of the registration statement on Form S-4, SYNNEX will take all action necessary in accordance with applicable law and its organizational documents to set a record date for, duly give notice of, convene and hold a meeting of its stockholders following the mailing of this joint proxy statement/prospectus for the purpose of obtaining the SYNNEX stockholder approval. SYNNEX will solicit, and use its reasonable best efforts to obtain, the SYNNEX stockholder approval at the SYNNEX special meeting as soon as reasonably practicable.

Neither Convergys nor SYNNEX may adjourn or postpone the meeting of its shareholders or stockholders, respectively, without the prior written consent of the other party (which will not be unreasonably withheld, conditioned or delayed). However, each party may, without the prior written consent of the other party, adjourn or postpone the meeting of its shareholders or stockholders, as applicable, (i) to allow time for the filing and dissemination of any supplemental or amended disclosure document that its board of directors has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable law, (ii) if as of the time that the meeting of its shareholders or stockholders, respectively, is originally scheduled, there are insufficient shares of Convergys common shares or SYNNEX common stock, respectively, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or (iii) if such party reasonably determines in good faith that the Convergys shareholder approval or SYNNEX stockholder approval, as applicable, is unlikely to be obtained. Without the prior written consent of the other party (which will not be unreasonably withheld, conditioned or delayed), the approval of the adoption the merger agreement, with respect to Convergys, and the issuance of SYNNEX common stock in connection with the initial merger, with respect to SYNNEX, will be the only matters (other than matters of procedure and matters required by applicable law to be voted on by such party’s shareholders or stockholders, as applicable, in connection with the adoption of the merger agreement) that such party will propose to be acted on by its shareholders or stockholders, as applicable, at the Convergys special meeting and the SYNNEX special meeting, respectively.

Employee Matters

Effective as of the completion of the initial merger and during the one-year period immediately following the completion of the initial merger, SYNNEX will provide, or will cause the surviving company to provide, to each employee of Convergys or its subsidiaries who was an employee immediately prior to the completion of the initial merger and who continues to be employed by SYNNEX or the surviving company or any of their respective subsidiaries following the completion of the initial merger, which individuals are collectively referred to in this joint proxy statement/prospectus as Convergys employees, base compensation and cash incentive compensation opportunities that, in each case, are no less favorable than the base compensation and cash incentive compensation opportunities that were provided to such Convergys employee immediately before the completion of the initial merger (it being understood that in the case of cash incentive compensation opportunity, the underlying performance metrics need not be no less favorable than, or use the same type of metric as, those provided immediately before the completion of the initial merger, so long as they are of substantially comparable achievability as determined in reasonable good faith by SYNNEX as those provided immediately before the completion of the initial merger).

Effective as of the completion of the initial merger and during the eight-month period immediately following the completion of the initial merger, SYNNEX will provide, or will cause the surviving company to provide, to each Convergys employee, employee benefits that are, in the aggregate, no less favorable than the employee benefits that were provided to such Convergys employee immediately before the completion of the initial merger; provided, however, that nothing included in this paragraph will prevent SYNNEX from making modifications to the employee benefits offered to its U.S. employees, including Convergys employees, at SYNNEX’ next open enrollment, which will be effective for the policy year starting on July 1, 2019. SYNNEX will provide, or will cause the surviving company to provide, to each Convergys employee whose employment is involuntarily terminated by Convergys during the two-year period following the completion of the initial merger, the severance benefits, if any, that would have been provided to such Convergys employee under Convergys’ severance arrangements in effect immediately prior to the completion of the initial merger.

Each Convergys employee who immediately prior to the completion of the initial merger is then participating in Convergys’ Annual Incentive Plans (AIP) (including the 2018 AIP adopted by resolution of the compensation and benefits committee of Convergys’ board of directors) or other non-sales bonus plans for Convergys employees at the level of director and above, which are collectively referred to in this joint proxy statement/prospectus as bonus plans, will be entitled to receive an annual bonus payment in respect of fiscal year 2018 pursuant to the terms of the applicable bonus plan and hereof so long as such Convergys employee remains employed by Convergys or a subsidiary thereof continuously up to and including December 31, 2018; provided, that a Convergys employee who experiences a severance-qualifying termination of employment under a severance plan of Convergys and its affiliates (or, in the case of a Convergys employee employed outside of the United States, pursuant to applicable law) on or after the closing of the mergers and on or before December 31, 2018 will be entitled to receive the annual bonus payment in respect of fiscal year 2018 that would otherwise be payable to such Convergys employee pursuant to the terms hereof, prorated to reflect the percentage of 2018 elapsed through the date of such termination of employment; but, provided, further, that such prorated payment will be reduced (but not below zero) by any prorated bonus in respect of fiscal year 2018 to which the applicable Convergys employee is entitled pursuant to a severance plan of Convergys and its affiliates (or, in the case of a Convergys employee employed outside of the United States, pursuant to applicable law). The amount of each bonus payment will be based on the actual level of achievement of the applicable performance goals established under the applicable bonus plan in respect of fiscal year 2018 (with such determination of performance to exclude any costs relating to the mergers, as applicable), as determined by SYNNEX in accordance with the applicable bonus plan; provided, however, that (i) a Convergys employee’s bonus amount will be no less than 80% of such Convergys employee’s target bonus payment amount, and (ii) in the event that the actual level of achievement of the applicable performance goals meets or exceeds the target level of achievement, the target bonus payment will be increased by 10% of the amount provided for under the terms of the applicable bonus plan. Annual bonuses for Convergys’ 2018 fiscal year will be paid at the same time that SYNNEX pays annual bonuses in respect of its fiscal year ending November 30, 2018 to its employees, but in no event will payment be made later than March 15, 2019. Without limiting the generality of the foregoing (but notwithstanding the payment timing set forth in the immediately preceding sentence), in the event that the completion of the initial merger has not occurred prior to January 1, 2019, annual bonuses for Convergys’ 2018 fiscal year will be determined by Convergys in accordance with this paragraph as if the closing of the mergers had occurred immediately prior to the conclusion of such fiscal year and paid by Convergys at the time that Convergys normally pays annual bonuses in the ordinary course of business consistent with past practice, or, at Convergys’ election, immediately prior to the closing of the mergers.

Following the closing date of the mergers, SYNNEX will, or will cause the surviving company to, cause any employee benefit or compensation plans sponsored or maintained by SYNNEX or the surviving company or their subsidiaries in which Convergys employees are eligible to participate following the closing date of the mergers, which are collectively referred to in this joint proxy statement/prospectus as post-closing plans, to recognize the service of each Convergys employee with Convergys and its subsidiaries (and any predecessor thereto) prior to the closing date of the mergers for purposes of eligibility, vesting and level of benefits under such post-closing plans; provided, that such recognition of service will not apply (i) for purposes of benefit accrual under any post-closing plan that is a final average pay defined benefit retirement plan, or (ii) to the extent that such crediting would result in a duplication of benefits. With respect to any post-closing plan that provides medical, dental or vision insurance benefits, for the plan year in which such Convergys employee is first eligible to participate, SYNNEX will (A) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Convergys employee to the extent such limitation would have been waived or satisfied under the Convergys employee benefit plan in which such Convergys employee participated immediately prior to the completion of the initial merger and (B) credit each Convergys employee for any co-payments or deductibles incurred by such Convergys employee in such plan year for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such post-closing plan. Such credited expenses will also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

Notwithstanding anything to the contrary contained in the merger agreement, with respect to any Convergys employees who are covered by a collective bargaining agreement, labor union contract, trade union agreement or who are based outside of the United States, SYNNEX’ obligations will be in addition to, and not in contravention of, any obligations under the applicable collective bargaining agreement, labor union contract, trade union agreement or under the laws of the foreign countries and political subdivisions thereof in which such Convergys employees are based.

SYNNEX acknowledged under the merger agreement that a “change in control” of Convergys or other event with similar import, within the meaning of the Convergys employee benefit plans that contain such terms, will occur upon the completion of the initial merger.

Regulatory Approvals

Prior to the closing of the mergers, SYNNEX, the Merger Subs and Convergys will use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable laws to consummate and make effective the mergers as promptly as practicable, including (i) preparing and filing all forms, registrations and notifications required to be filed to consummate the mergers, (ii) using reasonable best efforts to satisfy the conditions to consummating the mergers, (iii) using reasonable best efforts to obtain (and to cooperate with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, permit, order or approval of, waiver or any exemption by, any governmental authority (including furnishing all information and documentary material required under the HSR Act) required to be obtained or made by SYNNEX, either Merger Sub, Convergys or any of their respective subsidiaries in connection with the mergers or the taking of any action contemplated by the merger agreement, (iv) using reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the mergers and (v) the execution and delivery of any reasonable additional instruments necessary to consummate the mergers and to fully carry out the purposes of the merger agreement. Early termination under the HSR Act was granted, effective on July 30, 2018.

None of SYNNEX nor either Merger Sub has any obligation to, or to cause any of their respective subsidiaries or affiliates or Convergys to: (A) sell, license, divest or dispose of or hold separate the assets, intellectual property or businesses of any entity; (B) terminate, amend or assign any existing relationships or contractual rights or obligations of any entity; (C) change or modify any course of conduct regarding future operations of any entity; (D) otherwise take any action that would limit the freedom of action with respect to, or the ability to retain, one or more businesses, assets or rights of any entity or interests therein; or (E) commit to take any such action in the foregoing clause (A), (B), (C) or (D). Notwithstanding the foregoing, SYNNEX and the Merger Subs will take the actions in the foregoing clause (A), (B), (C), (D) and/or (E) if such actions (1) are necessary to permit the closing of the mergers to occur as promptly as practicable and in any event before the end date and (2) would not, individually or in the aggregate, reasonably be expected to be have a material adverse effect on SYNNEX and its subsidiaries, taken as a whole, after giving effect to the mergers (assuming SYNNEX and its subsidiaries, taken as a whole, after giving effect to the mergers, were the size of Convergys and its subsidiaries, taken as a whole, prior to giving effect to the mergers).

SYNNEX and Convergys will each keep the other apprised of the status of matters relating to the completion of the mergers and work cooperatively in connection with obtaining all required consents, authorizations, orders or approvals of, or any exemptions by, any governmental authority undertaken pursuant to the foregoing. In that regard, prior to the closing of the mergers, each party will promptly consult with the other party with respect to and provide any necessary information and assistance as the other party may reasonably request with respect to (and, in the case of correspondence, provide the other party (or their counsel) with copies of) all notices, submissions or filings made by or on behalf of such party or any of its affiliates with any governmental authority or any other information supplied by or on behalf of such party or any of its affiliates to, or correspondence with, a governmental authority in connection with the merger agreement and the mergers. Each party to the merger agreement will promptly inform the other party, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any communication from or to any governmental authority regarding the mergers, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed communication or submission with any such governmental authority. Neither SYNNEX nor Convergys nor any of their respective affiliates will participate in any meeting or teleconference with any governmental authority in connection with the merger agreement and the mergers unless it consults with the other party in advance and, to the extent not prohibited by such governmental authority, gives the other party the opportunity to attend and participate thereat. Notwithstanding the foregoing, SYNNEX and Convergys may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other as “Antitrust Counsel Only Material.” Such materials and the information contained therein will be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (SYNNEX or Convergys, as the case may be) or its legal counsel. Notwithstanding anything to the contrary, materials provided may be redacted (i) to remove references concerning the valuation of Convergys and the mergers, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns.

Convergys and SYNNEX will make or file, as promptly as practicable, with the appropriate governmental authority all filings, forms, registrations and notifications required to be filed to consummate the mergers under any applicable antitrust law, and subsequent to such filings, Convergys and SYNNEX will, and will cause their respective affiliates to, as promptly as practicable, respond to inquiries from governmental authorities, or provide any supplemental information that may be requested by governmental authorities, in connection with filings made with such governmental authorities. Each of SYNNEX and Convergys filed its required HSR Act notification and report with respect to the mergers on July 19, 2018, and the request for early termination of the HSR Act waiting period was granted effective on July 30, 2018.

If requested by SYNNEX, Convergys will agree to any action contemplated by the foregoing if any such agreement or action is conditioned on the consummation of the mergers. However, in no event will Convergys or its affiliates propose, negotiate, effect or agree to any such actions without the prior written consent of SYNNEX.

Indemnification and Insurance

The merger agreement provides that, from and after the effective time of the initial merger, the surviving company and SYNNEX will indemnify and hold harmless all past and present directors, officers and employees of Convergys or any of its subsidiaries and each person who served as a director, officer, managing member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of Convergys or any of its subsidiaries (which individuals, together with such persons’ heirs, executors and administrators, are collectively referred to in this joint proxy statement/prospectus as covered persons) to the fullest extent permitted by law as provided in Convergys’ organizational documents or similar governing documents of Convergys’ subsidiaries, in each case as in effect on the date of the merger agreement, or pursuant to any other contracts in effect on the date of the merger agreement and disclosed in Convergys’ confidential disclosure schedule delivered to SYNNEX concurrently with execution of the merger agreement, which are collectively referred to in this joint proxy statement/prospectus as indemnification contracts, against any costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each covered person to the fullest extent permitted by law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened proceeding brought by a governmental authority or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions occurring at or prior to the completion of the initial merger (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity at the request or for the benefit of Convergys).

Without limiting the foregoing, from and after the effective time of the initial merger, SYNNEX and the surviving company will indemnify and hold harmless covered persons to the fullest extent permitted by law as provided in Convergys’ organizational documents or similar governing documents of Convergys’ subsidiaries, in each case as in effect on the date of the merger agreement, or pursuant to any indemnification contract for acts or omissions occurring in connection with the process resulting in and the adoption and approval of the merger agreement and the consummation of the transactions contemplated by the merger agreement. From and after the effective time of the initial merger, SYNNEX, Convergys and the surviving company will advance expenses (including reasonable legal fees and expenses) incurred in the defense of any proceeding brought by a governmental authority or investigation with respect to the matters subject to indemnification in accordance with the procedures (if any) set forth in Convergys’ organizational documents, the certificate or articles of incorporation and code of regulations or bylaws, or other organizational or governance documents, of any subsidiary of Convergys, and indemnification contracts. In the event of any such proceeding brought by a governmental authority or investigation, SYNNEX and the surviving company will cooperate with covered persons in the defense of any such proceeding brought by a governmental authority or investigation.

For not less than six years from and after the effective time of the initial merger, to the extent permitted by applicable law, certificate of incorporation and bylaws of the surviving company will contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to covered persons for periods at or prior to the effective time of the initial merger than are currently set forth in Convergys’ organizational documents. Notwithstanding anything to the contrary, if any proceeding brought by a governmental authority or investigation (whether arising before, at or after the effective time of the initial merger) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth anniversary of the effective time of the initial merger, this paragraph will continue in effect until the final disposition of such proceeding brought by a governmental authority or investigation. Following the effective time of the initial merger, the indemnification agreements, if any, in existence on the date of the merger agreement with any of the directors, officers or employees of Convergys or any its subsidiaries will be assumed by the surviving company, without any further action, and will continue in full force and effect in accordance with their terms.

For not less than six years from and after the effective time of the initial merger, the surviving company will, and SYNNEX will cause the surviving company to, maintain for the benefit of the directors and officers of Convergys and its subsidiaries, as of the date of the merger agreement and as of the effective time of the initial merger, an insurance and indemnification policy that provides coverage for events occurring prior to the effective time of the initial merger that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of Convergys and its subsidiaries or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, that the surviving company will not be required to pay an annual premium for such insurance and indemnification policy in excess of 300% of the last annual premium paid prior to the date of the merger agreement, but in such case will purchase as much coverage as is available for such amount. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid policies have been obtained prior to the effective time of the initial merger (which Convergys will be permitted to purchase prior to the effective time of the initial merger at a price of no more than 300% of the last annual premium for each year of coverage), which policies provide such directors and officers with coverage for an aggregate period of at least six years from and after the effective time of the initial merger with respect to claims arising from facts or events that occurred on or before the effective time of the initial merger, including in respect of the transactions contemplated by the merger agreement. If such prepaid policies have been obtained prior to the effective time of the initial merger, the surviving company will, and SYNNEX will cause the surviving company to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

In the event that SYNNEX or the surviving company (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the indemnification obligations set forth herein.

The foregoing obligations will not be terminated or modified in any manner that is adverse to covered persons (and their respective successors and assigns), it being expressly agreed that covered persons (including their respective successors and assigns) are third party beneficiaries of the indemnification provisions. In the event of any breach by the surviving company or SYNNEX of any indemnification provision, the surviving company will pay all reasonable expenses, including attorneys’ fees, that may be incurred by covered person in enforcing the indemnity and other obligations provided herein as such fees are incurred, upon the written request of such covered person.

From and after the effective time of the initial merger, the surviving company will assume all remaining obligations of Convergys relating to indemnification set forth in Section 5.08 of the Agreement and Plan of Merger by and among Convergys, Comet Merger Co., SGS Holdings, Inc. and the Sellers listed on Schedule I thereto, dated January 6, 2014.

Tax Matters

The merger agreement requires each of SYNNEX and Convergys (and their respective affiliates) to use their reasonable best efforts to take all actions, and do and to assist and cooperate with the other party in doing, all things reasonably necessary to permit the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Financing

Financing Not a Condition to the Mergers

On August 9, 2018, SYNNEX entered into the takeout facility, pursuant to which the lenders party thereto have committed to provide a $1.8 billion 5-year senior secured term loan A facility. The lenders’ obligation to fund the term loan under the takeout facility is subject to several conditions as set forth in the takeout facility, including, among others, completion of the mergers, the non-occurrence of a material adverse effect on Convergys, the accuracy of certain representations and warranties related to both SYNNEX and Convergys and SYNNEX’ and Convergys’ delivery of certain financial statements.

The availability of the term loan under the takeout facility is not a condition to SYNNEX’ or either Merger Sub’s obligations under the merger agreement.

Cooperation of Convergys

Convergys has agreed to, and to cause its subsidiaries to, use commercially reasonable efforts to cooperate with SYNNEX as necessary in connection with the arrangement of debt financing as may be customary and reasonably requested by SYNNEX in writing, including using commercially reasonable efforts to, upon the request of SYNNEX:

•

make appropriate officers or members of the management team (with appropriate seniority and expertise) available for participation at reasonable times in a reasonable number of meetings, lender presentations, conference calls, meetings with prospective lenders and ratings agencies;

•

(A) furnish to SYNNEX certain financial information, (B) provide reasonable assistance in the preparation of any reasonable and customary bank information memoranda (including using commercially reasonable efforts to obtain customary authorization letters with respect to the information specific to Convergys or any of its subsidiaries to be reasonably included in any such bank information memoranda from a senior officer of Convergys) or private placement memoranda, rating agency presentations, marketing and/or syndication materials and cooperate reasonably with the debt financing sources’ due diligence, in each case with respect to Convergys and its subsidiaries and to the extent customary and reasonable, and (C) assist SYNNEX in the preparation by SYNNEX of customary pro forma financial statements and projections necessary in connection with the debt financing, it being understood that SYNNEX will be solely responsible for any pro forma cost savings, synergies, capitalization, ownership or other post-closing pro forma adjustments;

•

assist in the preparation and negotiation and execution and delivery as of the closing of the mergers of any definitive financing documents (including any schedules and exhibits thereto) as may be reasonably requested by SYNNEX including, without limitation, customary certificates;

•

facilitate the pledging of, and granting of security interests in, the collateral in connection with the debt financing, including using commercially reasonable efforts to execute and deliver as of the closing of the mergers any customary pledge and security documents or other definitive financing documents, in each case as may be reasonably requested by SYNNEX;

•	cause the taking of corporate and other actions by Convergys and its subsidiaries reasonably necessary to permit the consummation of the debt financing on the closing date of the mergers;

•

provide at least three business days prior to the closing date of the mergers (provided that SYNNEX has made such request at least nine days prior to the closing date of the mergers) all material documentation and other information about Convergys as is reasonably requested by SYNNEX to satisfy applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act;

•

request from Convergys’ existing lenders such customary documents in connection with refinancings of Convergys’ existing debt as reasonably requested by SYNNEX in connection with the debt financing and collateral arrangements, including customary payoff letters and related lien releases; and

•

comply with any obligations under Convergys’ existing indenture, that arise as a result of the execution, delivery or performance by Convergys of the merger agreement and the consummation of the transactions contemplated hereby, including the delivery of any notices and certificates required in connection with the transactions contemplated hereby.

Notwithstanding the foregoing:

•

neither Convergys or its subsidiaries nor any persons who are directors, officers or employees of Convergys or its subsidiaries will be required to (A) pass resolutions or consents (except those which are subject to the occurrence of the closing of the mergers passed by directors or officers continuing in their positions following the closing of the mergers) or (B) execute any document or contract or incur any liability that is effective prior to the occurrence of the closing of the mergers, in each case in connection with the debt financing or the financing cooperation contemplated herein (other than, in the case of this bullet, (1) any customary authorization letter described above and (2) any notices required to be delivered pursuant to the existing indenture prior to the closing date of the mergers);

•

no obligation of Convergys or any of its subsidiaries or any of their respective representatives to a third party undertaken pursuant to the debt financing or the financing cooperation contemplated herein (other than in connection with any customary authorization letter described above) will be effective until the completion of the initial merger;

•

none of Convergys or its subsidiaries or any of their respective representatives will be required (A) to pay any commitment or other similar fee or (B) incur any other cost or expense that is not promptly fully reimbursed by SYNNEX in connection with the debt financing or the financing cooperation contemplated herein prior to the closing of the mergers;

•

none of Convergys or its subsidiaries or any of their respective representatives will be required to disclose or provide any information in connection with the debt financing, the disclosure of which, in the reasonable judgment of Convergys, is restricted by contract or applicable law, is subject to attorney-client privilege or could result in the disclosure of any trade secrets or the violation of any confidentiality obligation;

•	none of Convergys or its subsidiaries or any of their respective representatives will be required to deliver any financial information with respect to a fiscal period that has not yet ended;

•

none of Convergys or its subsidiaries or any of their respective representatives will be required to prepare any (A) pro forma financial information or (B) projections (provided, that, for the avoidance of doubt, Convergys will assist SYNNEX in SYNNEX’ preparation of pro forma financial information or projections in accordance with clause (C) of the second bullet above); and

•

none of Convergys or its subsidiaries or any of their respective representatives will be required to provide, or cause to be provided, any legal opinions in connection with the debt financing or the financing cooperation contemplated herein; provided, that the limitation in this bullet will not extend to the provision of lawyers’ responses provided to auditors in response to auditors’ requests for information regarding contingent liabilities in connection with such auditors’ review or audit of Convergys’ financial statements.

In addition, the merger agreement provides that it does not require Convergys or any of its subsidiaries, prior to the closing of the mergers, to be an issuer or other obligor with respect to the debt financing. SYNNEX will, promptly upon request by Convergys, reimburse Convergys for all reasonable and documented out-of-pocket costs and expenses incurred by Convergys or its subsidiaries or their respective representatives in connection with the debt financing or the financing cooperation contemplated herein and will indemnify and hold harmless Convergys and its subsidiaries and their respective representatives from and against any and all losses suffered or incurred by them in connection with the debt financing, any action taken by them pursuant to the financing cooperation contemplated herein, and any information utilized in connection therewith (other than information including in any marketing materials concerning Convergys or its subsidiaries to the extent provided in writing thereby for inclusion in such materials). The obligations of SYNNEX pursuant to the immediately foregoing sentence will survive termination of the merger agreement.

Convergys has also consented to the use of its and its subsidiaries’ logos in connection with the debt financing; provided, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm, disparage or otherwise adversely affect Convergys or any of its subsidiaries or the reputation or goodwill of any of them.

Other Agreements

The merger agreement contains certain other covenants and agreements, including covenants and agreements requiring, among other things, and subject to certain exceptions and qualifications described in the merger agreement:

•

Convergys to provide SYNNEX and its representatives with reasonable access during normal business hours on reasonable advance notice to Convergys’ and its subsidiaries’ personnel, properties, contracts, commitments, books and records and such other information concerning its business, properties and personnel;

•

each of Convergys and SYNNEX to grant approvals and take actions necessary to consummate the transactions contemplated by the merger agreement if any antitakeover law becomes applicable to the merger agreement, the mergers or any other transaction contemplated by the merger agreement;

•

each of Convergys and SYNNEX to consult with each other before issuing any press release or making any public announcement with respect to the merger agreement and the transactions contemplated by the merger agreement and, subject to certain exceptions, not issue any such press release or make any such public announcement without the prior consent of the other party;

•

each of Convergys and SYNNEX to take steps required to cause dispositions of Convergys common shares and acquisitions of SYNNEX common stock by individuals subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 of the Exchange Act;

•	each of Convergys and SYNNEX to notify and keep informed the other of any shareholder litigation or other litigation or proceeding brought by a governmental authority against it or its directors or executive officers or other representatives relating to the merger agreement, the mergers, and/or other transactions contemplated by the merger agreement, to give the other party the opportunity to participate in the defense or settlement of such litigation or proceeding and Convergys not to settle such litigation or proceeding without the prior written consent of SYNNEX;

•	SYNNEX to cause the Merger Subs and the surviving company to perform their respective obligations under the merger agreement; and

•

each of Convergys and SYNNEX to use commercially reasonable efforts to take all actions necessary to delist Convergys common shares from the NYSE and deregister Convergys common shares under the Exchange Act promptly after such delisting.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the initial merger, whether before or after Convergys shareholders have adopted the merger agreement or SYNNEX stockholders have approved the stock issuance, in any of the following ways:

•	by mutual written consent of SYNNEX and Convergys; or

•	by either SYNNEX or Convergys, if:

•

the mergers have not been consummated on or prior to 5:00 p.m. (New York City time), on December 28, 2018; provided, that if as of such date any of the following conditions has not been satisfied or waived by Convergys and SYNNEX, the end date may be extended by either SYNNEX or Convergys for a period of 90 days by written notice to the other party, and such date, as so extended, will be the end date; provided, further, that the right to terminate the merger agreement pursuant to this paragraph will not be available to a party if the failure of the mergers to be consummated by such date is due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in the merger agreement:

•

injunction by any court or other tribunal of competent jurisdiction and absence of law that prevents, enjoins, prohibits or makes illegal the consummation of the mergers, solely to the extent such condition has not been satisfied due to an order or injunction arising under any antitrust law; or

•

expiration or termination of all waiting periods applicable to the mergers under the HSR Act (early termination was granted, effective on July 30, 2018) and completion of all other filings, notices, approvals and clearances in certain other jurisdictions;

•

an order by a governmental authority of competent jurisdiction has been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the mergers and such order has become final and nonappealable; provided, that the right to terminate the merger agreement pursuant to this paragraph is not available to a party if such order resulted from the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in the merger agreement;

•	Convergys shareholders fail to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Convergys special meeting; or

•	SYNNEX stockholders fail to approve the stock issuance upon a vote taken on a proposal to approve the stock issuance at the SYNNEX special meeting;

•	by SYNNEX, if:

•

Convergys has breached or there is any inaccuracy in any of its representations or warranties, or has breached or failed to perform any of its covenants or other agreements contained in the merger agreement, which breach, inaccuracy or failure to perform (i) if it occurred or was continuing to occur on the closing date of the mergers, would result in a failure of a condition set forth any of the first six bullets set forth in “—Conditions to Completion of the Mergers—Additional Conditions to Completion for the Benefit of SYNNEX and the Merger Subs” and (ii) is either not curable or is not cured by the earlier of (A) the end date and (B) the date that is 30 days following written notice from SYNNEX to Convergys of such breach, inaccuracy or failure; or

•

at any time prior to the receipt of the Convergys shareholder approval, in the event of an adverse recommendation change or in the event of a material breach by Convergys of any of its covenants or agreements described under “—Obligations to Recommend the Adoption of the Merger Agreement and the Approval of the Stock Issuance” and “—No Solicitation,” which breach Convergys knew or should have known was a breach of such obligations;

•	by Convergys, if:

•

SYNNEX or either Merger Sub has breached or there is any inaccuracy in any of its representations or warranties, or has breached or failed to perform any of its covenants or other agreements contained in the merger agreement, which breach, inaccuracy or failure to perform (i) if it occurred or was continuing to occur on the closing date of the mergers, would result in a failure of a condition set forth any of the first six bullets set forth in “—Conditions to Completion of the Mergers—Additional Conditions to Completion for the Benefit of Convergys” and (ii) is either not curable or is not cured by the earlier of (A) the end date and (B) the date that is 30 days following written notice from Convergys to SYNNEX of such breach, inaccuracy or failure; or

•	at any time prior to the receipt of the Convergys shareholder approval, in accordance with the second to last paragraph of “—No Solicitation.”

If the merger agreement is validly terminated, the merger agreement will terminate (except that the confidentiality agreement between Convergys and Concentrix Corporation, and the provisions described under “—Termination of the Merger Agreement,” “—Termination Fees and Expenses,” “—Other Expenses,” “—Specific Performance,” “—Third-Party Beneficiaries” and “—Amendments; Waivers,” among others, will survive any termination), and there will be no other liability on the part of either party to the other except as described under “—Termination Fees and Expenses;” provided, that no party will be relieved from liability for a willful breach of its covenants or agreements set forth in the merger agreement or fraud prior to such termination, in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity.

Termination Fees and Expenses

Termination Fee Payable by Convergys

Convergys has agreed to pay SYNNEX a termination fee of $74.0 million if:

•

the merger agreement is terminated by Convergys at any time prior to the receipt of the Convergys shareholder approval, in accordance with the second to last paragraph of “—No Solicitation,” in which case the termination fee will be payable in immediately available funds prior to or concurrently with such termination;

•

the merger agreement is terminated by SYNNEX at any time prior to the receipt of the Convergys shareholder approval, in the event of an adverse recommendation change or in the event of a material breach by Convergys of any of its covenants or agreements described under “—Obligations to Recommend the Adoption of the Merger Agreement and the Approval of the Stock Issuance” and “—No Solicitation,” which breach Convergys knew or should have known was a breach of such covenants or agreements, in which case the termination fee will be payable in immediately available funds within two business days of such termination; or

•

(i) after the date of the merger agreement, a takeover proposal (substituting 50% for the 20% threshold set forth in the definition of “takeover proposal”), which is referred to in this joint proxy statement/

prospectus as a qualifying transaction, has been publicly made and not withdrawn at least four business days prior to the Convergys special meeting (or any adjournment or postponement thereof), (ii) thereafter the merger agreement is terminated by SYNNEX or Convergys because Convergys shareholders fail to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Convergys special meeting and (iii) at any time on or prior to the 12-month anniversary of such termination, Convergys or any of its subsidiaries completes or enters into a definitive agreement with respect to such qualifying transaction, for which (x) one half of the termination fee will be payable in immediately available funds upon entering into a definitive agreement with respect to such a qualifying transaction and (y) if Convergys subsequently consummates such a qualifying transaction, the remaining half of the termination fee will be payable upon such consummation; provided, that any expense reimbursement actually paid by Convergys described below under “—Expense Reimbursement Payable by Convergys” will be credited against, and will reduce, the amount of the termination fee (or portion thereof payable) that otherwise would be required to be paid by Convergys to SYNNEX.

Notwithstanding anything to the contrary, if the full termination fee will become due and payable in accordance with the foregoing, from and after such termination and payment of the termination fee in full pursuant to and in accordance with the foregoing, Convergys will have no further liability of any kind for any reason in connection with the merger agreement or the termination contemplated by the merger agreement other than as set forth under “—Termination Fees and Expenses” other than for fraud or breach of any of its representations, warranties, agreements or covenants that Convergys knew or should have known was a breach of such representation, warranty, agreement or covenant. Convergys will not be required to pay the termination fee on more than one occasion.

Expense Reimbursement Payable by Convergys

If the merger agreement is terminated by Convergys or SYNNEX because Convergys shareholders fail to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Convergys special meeting, then Convergys will reimburse SYNNEX, in respect of expenses incurred by SYNNEX, the Merger Subs and their affiliates in connection with the merger agreement and the transactions contemplated by the merger agreement, an amount in cash equal to $12.35 million in immediately available funds within two business days of such termination.

Expense Reimbursement Payable by SYNNEX

If the merger agreement is terminated by Convergys or SYNNEX because SYNNEX stockholders fail to approve the stock issuance upon a vote taken on a proposal to approve the stock issuance at the SYNNEX special meeting, then SYNNEX will reimburse Convergys, in respect of expenses incurred by Convergys and its affiliates in connection with the merger agreement and the transactions contemplated by the merger agreement, an amount in cash equal to $12.35 million in immediately available funds within two business days of such termination.

Other Expenses

Except as described above, and for all filing fees under the HSR Act, which are payable by SYNNEX, the merger agreement provides that each of SYNNEX and Convergys will pay its own costs and expenses in connection with the transactions contemplated by the merger agreement.

Specific Performance

The parties to the merger agreement are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to specifically enforce the terms of the merger agreement.

Third-Party Beneficiaries

The merger agreement is not intended to, and does not, confer upon any person other than the parties to the merger agreement any rights or remedies, except:

•	each covered person is an express third party beneficiary and is entitled to rely upon the provisions described under “—Indemnification and Insurance;”

•

following the completion of the initial merger, each Convergys shareholder and each holder of a Convergys option, Convergys RSU, Convergys PSU and Convergys DSU as of the completion of the initial merger are express third party beneficiaries and are entitled to rely upon the respective subsections under “—Treatment of Convergys Equity Awards” and will be entitled to obtain the merger consideration; and

•

the financing sources are express third party beneficiaries and are entitled to rely upon certain provisions of the merger agreement relating to governing law and jurisdiction of disputes involving financing sources, waiver of jury trial and the amendments and waivers of those provisions.

Amendments; Waivers

Any provision of the merger agreement may be amended or waived before the completion of the initial merger if the amendment or waiver is in writing and signed, and in the case of an amendment, by each party to the merger agreement, except that after adoption of the merger agreement by Convergys shareholders, the parties may not amend or waive any provision of the merger agreement if such amendment or waiver would require further approval of Convergys shareholders under applicable law.

THE VOTING AGREEMENT

The following is a summary of the material terms and conditions of the voting agreement. This summary may not contain all the information about the voting agreement that is important to you. This summary is qualified in its entirety by reference to the voting agreement attached as Annex D to, and incorporated by reference into, this joint proxy statement/prospectus. You are encouraged to read the voting agreement in its entirety because it is the legal document that governs the matters discussed in the summary below.

Agreement to Vote and Irrevocable Proxy

Concurrently with the execution of the merger agreement, SYNNEX entered into a voting agreement with Convergys’ chief executive officer, chief financial officer and all of Convergys’ directors, which are collectively referred to in this joint proxy statement/prospectus as the voting agreement shareholders. The Convergys common shares beneficially owned by the voting agreement shareholders subject to the voting agreement constituted approximately 1.2% of the total issued and outstanding Convergys common shares as of August 23, 2018.

Pursuant to the voting agreement, each voting agreement shareholder irrevocably and unconditionally agreed that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of Convergys shareholders, such voting agreement shareholder shall (i) appear at such meeting or otherwise cause all of his or her Convergys common shares as of the date of the voting agreement, and all other Convergys common shares over which he or she has acquired beneficial or record ownership and the power to vote or direct the voting thereof after the date of the voting agreement and prior to the applicable record date, which, together with the existing Convergys common shares as of the date of the voting agreement, are referred to in this joint proxy statement/prospectus as the voting shares, to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted all of his or her voting shares in favor of (A) the adoption of the merger agreement and the consummation of the transactions contemplated thereby, including the mergers and (B) any proposal to adjourn or postpone such meeting of Convergys’ shareholders to a later date if there are not sufficient votes to approve the merger agreement and in favor of any advisory, non-binding compensation proposal set forth in this joint proxy statement/prospectus and submitted to the shareholders of Convergys in connection with the mergers.

Further, the voting agreement shareholders have agreed to vote against (i) any action or proposal in favor of a takeover proposal, (ii) any action or proposal that could reasonably be expected to interfere with or delay the timely consummation of the mergers and (iii) any amendments to Convergys’ articles or Convergys’ code if such amendment would reasonably be expected to prevent or delay the consummation of the closing of the mergers. Each voting agreement shareholder agreed not to enter into any other voting agreement or voting trust with respect to his or her voting shares until the voting agreement is terminated.

In addition, each voting agreement shareholder irrevocably and unconditionally granted, and appointed, SYNNEX or any designee of SYNNEX as such voting agreement shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such voting agreement shareholder, to vote or cause to be voted (including by proxy or written consent, if applicable) the voting shares as of the applicable record date in accordance with the foregoing in certain circumstances.

Transfer Restrictions Prior to Initial Merger

Pursuant to the voting agreement, each voting agreement shareholder agreed that he or she will not, without the prior written consent of SYNNEX, sell, transfer, assign, pledge, give, tender in any tender or exchange offer or similarly dispose of any of his or her voting shares, or any interest therein, including the right to vote any of his or her voting agreement shares, as applicable, subject to exceptions for (i) estate planning or philanthropic purposes or (ii) surrendering his or her voting shares to Convergys in connection with the vesting, settlement or exercise of Company Equity Awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement or exercise, or, in respect of Company Options, the exercise price thereon.

Non-Solicitation

Each voting agreement shareholder acknowledged and agreed that such voting agreement shareholder has received a copy of the merger agreement, has read the non-solicit provisions in the merger agreement and all related sections and understands the obligations of the directors and officers of Convergys thereunder.

Termination

The voting agreement automatically terminates without any further action required by any person upon the earliest to occur of: (a) the termination of the merger agreement in accordance with its terms, (b) the effective time of the initial merger and (c) an adverse recommendation change. In addition, the voting agreement may be terminated with respect to any voting agreement shareholder (i) by written consent of SYNNEX and such voting agreement shareholder, or (ii) upon written notice to SYNNEX by such voting agreement shareholder at any time following the making of any change, by amendment, waiver or other modification to any provision of the merger agreement that decreases the amount or changes the form of the merger consideration.

INTERESTS OF CONVERGYS’ DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGERS

In considering the recommendation of Convergys’ board of directors that you vote to approve the merger proposal, you should be aware that Convergys’ non-employee directors and executive officers may have interests in the merger that are different from, or in addition to, those of Convergys shareholders generally. Convergys’ board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and the transactions contemplated thereby and to recommend that the shareholders of Convergys approve the merger proposal. The transactions contemplated by the merger agreement will be a “change of control” for purposes of Convergys compensation and benefit plans described below. The following discussion sets forth certain of these interests in the mergers of the Convergys executive officers, each of whom is also a named executive officer, and non-employee directors.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•

The relevant price per Convergys common share is $25.01, which is the average closing price of Convergys common shares on the New York Stock Exchange over the five trading days immediately following the first public announcement of the mergers on June 28, 2018;

•	The completion of the initial merger is August 7, 2018, which is the assumed date of the closing of the mergers solely for purposes of the disclosure in this section; and

•

Each executive officer of Convergys experiences a qualifying termination, including a termination by Convergys without “cause” or “good cause” or resignation by the executive officer for “good reason,” as such terms are defined in the relevant Convergys compensation plans and agreements, immediately following the assumed completion of the initial merger of August 7, 2018.

Equity Compensation

Treatment of Convergys Restricted Stock Unit Awards and Performance-Based Restricted Stock Unit Awards. Pursuant to the merger agreement, at the completion of the initial merger, each Convergys restricted stock unit (“RSU”) award and performance-based restricted stock unit (“PSU”) award that is outstanding as of immediately prior to the completion of the initial merger shall be cancelled in consideration for the right to receive a cash payment (the “cash award amount”) equal to the product of (i) the number of Convergys common shares subject to such Convergys RSU or PSU award as of immediately prior to the completion of the initial merger (with respect to each Company PSU award, such number of shares shall equal the greater of the number of shares that would be earned based upon target performance and the number of shares determined in accordance with the applicable award agreement, with any associated performance determinations to be made by Convergys’ board of directors) and (ii) the cash equivalent merger consideration (or, if higher, a cash amount equal to the average of the opening and closing prices per Convergys common share on the New York Stock Exchange on the trading day immediately preceding the closing date). As used in this section, the term “cash equivalent merger consideration” means the sum of (1) $13.25, plus (2) the number of shares of SYNNEX common stock equal to the exchange ratio, multiplied by (y) the SYNNEX closing price.

The merger agreement provides that each cash award amount shall be paid as promptly as practicable following the completion of the initial merger, subject to the following two exceptions: (i) each cash award amount payable in respect of a Convergys RSU or PSU award granted on or after March 31, 2016 (other than any such Convergys RSU or PSU award that is held by a non-employee director or that becomes vested at the completion of the initial merger pursuant to the terms of an applicable contract) will remain unvested as of the completion of the initial merger and continue to vest and be paid in accordance with the terms of the applicable award agreement, and (ii) each cash award payable in respect of a Convergys RSU or PSU award which constitutes nonqualified deferred compensation subject to Section 409A of the Code shall be paid at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A. Cash award amounts that remain unvested following the completion of the initial merger will vest in full pursuant to the terms of such awards upon the applicable award holder ceasing to be an employee of Convergys and its affiliates by reason of the award holder’s death, disability, involuntary termination by Convergys without good cause, or resignation for good reason, in each case prior to the applicable vesting date for such cash award amount.

Pursuant to the terms of the separation and consulting agreement entered into between Convergys and Andrea Ayers, its Chief Executive Officer, on February 20, 2018, the cash award amount in respect of each of Ms. Ayers’ Convergys RSU and PSU awards will become vested upon a change of control.

Quantification of Equity Compensation. See “—Quantification of Potential Payments and Benefits to Convergys Named Executive Officers in Connection with the Mergers” for an estimate of the amounts that may become payable to each of Convergys’ executive officers in respect of their unvested equity awards. Based on the assumptions described above under “Interests of Convergys’ Directors and Executive Officers in the Mergers—Certain Assumptions,” the estimated aggregate amount that would become payable upon the completion of the initial merger to Convergys’ eight non-employee directors in respect of their unvested Convergys RSU awards is $1,009,454.

Executive Severance Arrangements

Upon a termination of employment by Convergys without cause or due to resignation for good reason, in each case, either in anticipation of and within six months prior to, or during the two-year period immediately following, a change of control, each executive officer is entitled to receive certain severance benefits under the Convergys Corporation Senior Executive Severance Pay Plan (the “Severance Plan”), except that Cormac Twomey, Convergys’ chief commercial officer, does not participate in the Severance Plan due to his status as a non-U.S. employee. Under the terms of his employment agreement, Mr. Twomey is entitled to receive severance benefits that are the same as those provided under the Severance Plan (except as noted below) on the same terms set forth in the Severance Plan.

The applicable severance benefits for each executive officer include:

•	cash severance equal to two times the sum of the executive officer’s base salary and target annual incentive plan award for the year of termination;

•	payment of a prorated portion of the executive officer’s target annual incentive plan award for the year of termination;

•	continued medical, dental and vision benefits (if the officer elects COBRA) for 24 months following termination of employment (except that Mr. Twomey is not entitled to receive this benefit); and

•	outplacement services of up to $20,000 (except that Mr. Twomey is not entitled to receive this benefit).

The severance benefits described above are subject to the applicable officer providing a release of all claims against Convergys.

In addition, pursuant to the merger agreement, if the applicable severance-qualifying termination occurs in 2018 and actual performance under the 2018 annual incentive plan ultimately equals or exceeds target performance, the applicable executive officer would receive an additional payment equal to the difference between (1) a prorated portion of the executive officer’s annual incentive plan award for 2018, calculated in accordance with the merger agreement (see “The Merger Agreement—Employee Matters”) and (2) the prorated bonus to which the executive officer is entitled under the Severance Plan, as described above;

The Severance Plan includes a “better net after-tax cutback” provision which provides that, in the event that any payments or benefits to a Convergys executive officer (other than Mr. Twomey, who does not participate in the Severance Plan) in connection with a change of control would be subject to the excise tax under Section 4999 of the Code, the payments and benefits due to such executive officer under the Severance Plan will be reduced on a pro rata basis so that no portion of the payments or benefits due to such executive officer in connection with the change of control will be subject to the excise tax, if that would result in a greater aggregate amount being retained by the executive officer on an after-tax basis.

See “—Quantification of Potential Payments and Benefits to Convergys Named Executive Officers in Connection with the Mergers” for an estimate of the value of the severance benefits payable to each of the Convergys executive officers upon a qualifying termination upon or following the completion of the initial merger.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, Convergys non-employee directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the mergers. Such indemnification and insurance coverage is further described under “The Merger Agreement—Indemnification and Insurance.”

Quantification of Potential Payments and Benefits to Convergys Named Executive Officers in Connection with the Mergers

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of Convergys that will or may be paid or become payable and that is based on, or otherwise relates to, the mergers. The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions or events that may occur before completion of the mergers. For purposes of calculating such amounts, the following assumptions were used:

•

The relevant price per Convergys common share is $25.01, which is the average closing price of Convergys common shares on the New York Stock Exchange over the five trading days immediately following the first public announcement of the mergers on June 28, 2018;

•	The completion of the initial merger is August 7, 2018, which is the assumed date of the closing of the mergers solely for purposes of the disclosure in this section;

•

Each named executive officer of Convergys experiences a qualifying termination, including a termination by Convergys without “cause” or “good cause” or resignation by such named executive officer for “good reason,” as such terms are defined in the relevant Convergys compensation plans and agreements, immediately following the assumed completion of the initial merger of August 7, 2018; and

•	Payments and benefits will not be reduced pursuant to the better net after-tax cutback provision in the Severance Plan.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Total ($)
Andrea J. Ayers	4,679,700	10,149,008	30,629	14,859,337
Andre S. Valentine	2,223,000	5,777,910	50,018	8,050,928
Jarrod B. Pontius	1,718,590	3,829,206	30,629	5,578,425
Cormac J. Twomey	2,097,000	2,022,509	N/A	4,119,509

(1)

Cash. Represents the estimated amount of (a) a lump sum cash severance payment equal to two times the sum of the named executive officer’s base salary and target annual incentive plan award for the year of termination, and (b) the prorated portion of the named executive officer’s annual incentive plan award for the year of termination. For purposes of calculating the estimated prorated annual incentive plan awards, it was assumed that the actual level of performance under the annual incentive plan for 2018 equals the target level, resulting under the merger agreement in each named executive officer receiving a prorated portion of 110% of such named executive officer’s target annual incentive plan award. For further details on the prorated bonus amounts to which the named executive officers would be entitled on a qualifying termination of employment, see “—Executive Severance Arrangements” and “The Merger Agreement—Employee Matters.” Such payments are “double trigger” and payable upon a qualifying termination of employment either in anticipation of and within six months prior to, or during the two-year period immediately following, a change of control of Convergys. The estimated amount of each such payment is shown in the following table:

Named Executive Officer	Severance (2X Base Salary Plus Target Bonus) ($)	Prorated Bonus ($)	Total ($)
Andrea J. Ayers	3,990,000	689,700	4,679,700
Andre S. Valentine	2,223,000	347,490	2,570,490
Jarrod B. Pontius	1,513,000	205,590	1,718,590
Cormac J. Twomey	1,800,000	297,000	2,097,000

(2)

Equity. Represents the estimated amounts payable in respect of unvested RSU and PSU awards (in the case of PSU awards, calculated by assuming that the target number of underlying shares is earned), which will vest on the completion of the initial merger or upon a qualifying termination following the completion of the initial merger, in each case, that are outstanding as of the assumed closing date of August 7, 2018 and calculated based on the assumed price per Convergys common share of $25.01. All such awards held by Ms. Ayers, and all such awards held by other named executive officers that were granted prior to March 31, 2016, are “single trigger” and will become vested in full at the completion of the initial merger. All other awards held by the other named executive officers are “double trigger” and will become vested upon a qualifying termination of employment following the completion of the initial merger. For further details regarding the treatment of Convergys equity awards in connection with the mergers, see “—Equity Compensation.” The estimated amount of each payment is shown in the following table:

Named Executive Officer	Cash Payment for Unvested RSU Awards (Single Trigger) ($)	Cash Payment for Unvested RSU Awards (Double Trigger) ($)	Cash Payment for Unvested PSU Awards (Single Trigger) ($)	Cash Payment for Unvested PSU Awards (Double Trigger) ($)	Total ($)
Andrea J. Ayers	4,388,105	N/A	5,760,903	N/A	10,149,008
Andre S. Valentine	266,757	3,731,192	533,513	1,246,448	5,777,910
Jarrod B. Pontius	161,039	2,748,299	240,071	679,797	3,829,206
Cormac J. Twomey	32,063	1,608,693	64,101	317,652	2,022,509

(3)

Perquisites/Benefits. Represents the estimated value of (a) continued medical, dental and vision benefits (if the officer elects COBRA) for 24 months following a qualifying termination of employment for each executive officer other than Mr. Twomey, who is not entitled to receive this benefit, and (b) outplacement services upon a qualifying termination of employment for each officer other than Mr. Twomey, who is not entitled to receive this benefit. Such benefits are “double trigger” and are provided only upon a qualifying termination of employment either in anticipation of and within six months prior to, or during the two-year period immediately following, a change of control of Convergys. The estimated value of these benefits is shown in the following table:

Named Executive Officer	Health and Welfare Benefits ($)	Outplacement Benefits ($)	Total ($)
Andrea J. Ayers	10,629	20,000	30,629
Andre S. Valentine	30,018	20,000	50,018
Jarrod B. Pontius	10,629	20,000	30,629
Cormac J. Twomey	N/A	N/A	N/A

CONVERGYS PROPOSAL II: ADJOURNMENT OF THE CONVERGYS SPECIAL MEETING

Convergys shareholders are being asked to approve a proposal that will give Convergys’ board of directors authority to adjourn from time to time the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof. Any determination of whether it is necessary to adjourn the Convergys special meeting (or any adjournment or postponement thereof) to solicit additional proxies will be made solely by Convergys consistent with the terms of the merger agreement or with the consent of SYNNEX.

If this proposal is approved, the Convergys special meeting could be adjourned to any date. If the Convergys special meeting is adjourned, Convergys shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on the adjournment proposal, your shares will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the adoption of the merger agreement, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

To approve the adjournment from time to time of the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof (whether or not a quorum is present) requires the affirmative vote of the holders of at least a majority of the Convergys common shares present or represented by proxy at the Convergys special meeting.

Convergys’ board of directors unanimously recommends that you vote “FOR” the adjournment from time to time of the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Convergys special meeting or any adjournment or postponement thereof.

CONVERGYS PROPOSAL III: ADVISORY VOTE ON MERGER-RELATED

EXECUTIVE COMPENSATION ARRANGEMENTS

Convergys is providing its shareholders with the opportunity to cast an advisory (non-binding) vote to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

The compensation that Convergys’ named executive officers may be entitled to receive from Convergys in connection with the mergers is summarized in the first table under “Interests of Convergys’ Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to Convergys Named Executive Officers in Connection with the Mergers.” That summary includes all compensation and benefits that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers, including as a result of a termination of employment in connection with the mergers.

Convergys’ board of directors encourages you to review carefully the information regarding compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers disclosed in this joint proxy statement/prospectus.

Convergys’ board of directors unanimously recommends that the shareholders of Convergys approve the following resolution:

“RESOLVED, that the shareholders of Convergys approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers, as disclosed pursuant to Item 402(t) of Regulation S-K in the tables included in the section entitled “Interests of Convergys’ Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to Convergys Named Executive Officers in Connection with the Mergers” and the related narrative disclosures.”

The vote on the proposal to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers is a vote separate and apart from the vote on the adoption of the merger agreement. Accordingly, you may vote to approve the adoption of the merger agreement and vote not to approve this proposal and vice versa. Because the vote on the proposal to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers is advisory only, it will not be binding on either Convergys or SYNNEX. Accordingly, if the merger agreement is adopted and the mergers are completed, the compensation payments that are contractually required to be paid by Convergys to its named executive officers will or may be paid, subject only to the conditions applicable thereto, regardless of the outcome of the advisory (non-binding) vote of Convergys shareholders.

The affirmative vote of the holders of at least a majority of the Convergys common shares present or represented by proxy at the Convergys special meeting will be required to approve, on an advisory (non-binding) basis, the proposal to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers.

Convergys’ board of directors unanimously recommends that you vote “FOR” the approval, on an advisory (non-binding) basis, of compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers.

SYNNEX PROPOSAL II: ADJOURNMENT OF THE SYNNEX SPECIAL MEETING

SYNNEX stockholders are being asked to approve a proposal that will give SYNNEX’ board of directors authority to adjourn the SYNNEX special meeting one or more times if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the SYNNEX special meeting, or any adjournment or postponement thereof. If this proposal is approved, the SYNNEX special meeting could be adjourned to any date. Any determination of whether it is necessary to adjourn the SYNNEX special meeting (or any adjournment or postponement thereof) to solicit additional proxies will be made solely by SYNNEX consistent with the terms of the merger agreement or with the consent of Convergys.

If the SYNNEX special meeting is adjourned, SYNNEX stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the approval of the stock issuance but do not indicate a choice on the adjournment proposal, your shares will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the approval of the stock issuance, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

The affirmative vote of a majority of the shares present at the SYNNEX special meeting in person or by proxy and entitled to vote will be required to approve the adjournment of the SYNNEX special meeting.

SYNNEX’ board of directors unanimously recommends that SYNNEX stockholders vote “FOR” the adjournment of the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the SYNNEX special meeting, or any adjournment or postponement thereof.

DESCRIPTION OF SYNNEX CAPITAL STOCK

The following description of the terms of SYNNEX capital stock is a summary only and is qualified by reference to the relevant provisions of Delaware law, SYNNEX’ charter and SYNNEX’ bylaws. Copies of SYNNEX’ charter and SYNNEX’ bylaws are incorporated by reference and will be sent to holders of Convergys common shares free of charge upon written or telephonic request. See “Where You Can Find More Information.”

Authorized Capital Stock

Under SYNNEX’ charter, the total number of shares of all classes of shares that SYNNEX has authority to issue is 105,000,000, having a par value of $0.001 each. At August 23, 2018, the authorized capital stock of SYNNEX consisted of 100,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock. Except as otherwise provided in SYNNEX’ charter or in a board resolution, shares purchased, redeemed by, surrendered to or otherwise acquired by SYNNEX assume the status of authorized but unissued shares, undesignated as to class or series, and may thereafter be reissued in the same manner as other authorized but unissued shares.

SYNNEX Common Stock

The holders of shares of SYNNEX common stock are entitled to dividends as SYNNEX’ board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of SYNNEX preferred stock that may be issued in the future. The holders of shares of SYNNEX common stock are entitled to one vote per share on any matter to be voted upon by SYNNEX stockholders.

SYNNEX’ charter does not provide for cumulative voting in connection with the election of directors. Accordingly, directors are elected by a plurality of the shares of SYNNEX common stock voting once a quorum is present. No holder of shares of SYNNEX common stock will have any preemptive right to subscribe for any shares of SYNNEX capital stock issued in the future.

Upon any voluntary or involuntary liquidation, dissolution or winding up of SYNNEX’ affairs, the holders of shares of SYNNEX common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of SYNNEX preferred stock that may be issued in the future. All of the outstanding shares of common stock are, and the shares issued in connection with the initial merger will be, fully paid and non-assessable.

Preferred Stock

Under SYNNEX’ charter, SYNNEX’ board of directors, without further action by the SYNNEX stockholders, will be authorized to issue shares of preferred stock in one or more classes or series. SYNNEX’ board of directors may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The shares of SYNNEX preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of shares of SYNNEX common stock. The issuance of shares of SYNNEX preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a takeover or other transaction that holders of some or a majority of shares of SYNNEX common stock might believe to be in their best interests or in which holders might receive a premium for their shares over the then-market price of the shares. SYNNEX currently has no plans to issue any shares of preferred stock.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

SYNNEX’ charter and bylaws described below may have the effect of delaying, deferring or discouraging another person from acquiring control of SYNNEX.

SYNNEX Charter and Bylaw Provisions

SYNNEX’ charter and SYNNEX’ bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a SYNNEX stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by SYNNEX stockholders. These provisions are summarized in the following paragraphs.

•

Supermajority Voting. SYNNEX’ charter requires the approval of the holders of at least 66 2/3% of SYNNEX’ combined voting power to effect certain amendments to SYNNEX’ charter. SYNNEX’ bylaws may be amended by either a majority of SYNNEX’ board of directors, or the holders of 66 2/3% of the SYNNEX voting stock.

•

Authorized but Unissued or Undesignated Capital Stock. The SYNNEX authorized capital stock consists of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. No preferred stock will be designated upon consummation of the mergers. After the mergers, SYNNEX estimates that it will have outstanding approximately 50,916,365 shares of SYNNEX common stock excluding the potential issuance of shares upon conversion of the convertible debentures. The authorized but unissued (and in the case of preferred stock, undesignated) shares of SYNNEX stock may be issued by SYNNEX’ board of directors in one or more transactions. In this regard, SYNNEX’ charter grants SYNNEX’ board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of SYNNEX preferred stock pursuant to SYNNEX’ board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of shares of SYNNEX common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. SYNNEX’ board of directors does not currently intend to seek SYNNEX stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

•

Special Meetings of Stockholders. SYNNEX’ charter and SYNNEX’ bylaws provide that special meetings of SYNNEX stockholders may be called by the chairman of SYNNEX’ board of directors or by a majority of SYNNEX’ board of directors.

•

No Stockholder Action by Written Consent. SYNNEX’ charter and SYNNEX’ bylaws provide that an action required or permitted to be taken at any annual or special meeting of SYNNEX stockholders may only be taken at a duly called annual or special meeting of SYNNEX stockholders. This provision prevents SYNNEX stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by SYNNEX’ board of directors.

•

Notice Procedures. SYNNEX’ bylaws establish advance notice procedures with regard to all SYNNEX stockholder proposals to be brought before meetings of SYNNEX stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to SYNNEX’ charter or SYNNEX’ bylaws. These procedures provide that notice of such SYNNEX stockholder proposals must be timely given in writing to the SYNNEX Secretary prior to the meeting. The notice must contain certain information specified in SYNNEX’ bylaws.

Other Anti-Takeover Provisions

SYNNEX’ charter limits the liability of the SYNNEX directors (in their capacity as directors but not in their capacity as officers) to SYNNEX or SYNNEX stockholders to the fullest extent permitted by Delaware law. Specifically, SYNNEX directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	For any breach of the director’s duty of loyalty to SYNNEX or SYNNEX stockholders;

•	For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Under Section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchases or redemption; or

•	For any transaction from which the director derived an improper personal benefit.

Indemnification Arrangements

SYNNEX’ bylaws provide that SYNNEX directors and officers will be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the DGCL. SYNNEX has entered into indemnification agreements with each of its directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the DGCL.

COMPARISON OF STOCKHOLDER RIGHTS

If the mergers are completed, Convergys common shareholders will receive shares of SYNNEX common stock in the initial merger. SYNNEX is organized under the laws of the State of Delaware and Convergys is organized under the laws of the State of Ohio. The following is a summary of certain material differences between (1) the current rights of Convergys common shareholders under Convergys’ articles, Convergys’ code, governance principles and Ohio law and (2) the current rights of SYNNEX common stockholders under SYNNEX’ charter and SYNNEX’ bylaws and Delaware law.

The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to Convergys’ and SYNNEX’ governing documents, which you should read carefully and in their entirety. Copies of SYNNEX’ and Convergys’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, please see “Where You Can Find More Information.”

Convergys	SYNNEX

AUTHORIZED CAPITAL STOCK

Convergys’ articles authorize Convergys to issue up to 500,000,000 common shares, without par value, 4,000,000 voting preferred shares, without par value, and 1,000,000 non-voting preferred shares, without par value. As of August 23, 2018 there were 91,155,277 Convergys common shares outstanding, no Convergys voting preferred shares outstanding and no Convergys non-voting preferred shares outstanding.	SYNNEX’ charter authorizes SYNNEX to issue up to 100,000,000 shares of common stock, having a par value of $0.001 each, and 5,000,000 shares of undesignated preferred stock, having a par value of $0.001 each. As of August 23, 2018 there were 39,628,172 shares of SYNNEX common stock outstanding and no shares of SYNNEX preferred stock outstanding.

VOTING

Under Ohio law, each Convergys common share is entitled to one vote on each matter properly submitted to the shareholders for their vote.	Under Delaware law and SYNNEX’ charter, each holder of shares of SYNNEX common stock is entitled to one vote per share of SYNNEX common stock.

RIGHTS OF PREFERRED STOCK

Convergys’ articles provide that Convergys’ board of directors is authorized, in respect of any unissued or treasury preferred shares, to fix or change the division of such shares into series and the designation and authorized number of shares of each series and, subject to the provisions of Convergys’ articles, the relative rights, preferences and limitations of each series and the variations in such rights, preferences and limitations as between series and specifically is authorized to fix or change with respect to each series: (1) the dividend rate on the shares of such series, the dates of payment of such dividends, and the date or dates from which such dividends shall be cumulative; (2) the times when, the	SYNNEX’ charter provides that SYNNEX’ board of directors is expressly authorized to provide for the issue, in one or more series, of all or any of the remaining shares of preferred stock and, in the resolution or resolutions providing for such issue, to establish for each such series the number of its shares, the voting powers, full or limited, of the shares of such series, or that such shares shall have no voting powers, and the designations, preferences and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof. SYNNEX’ board of directors is also expressly

Convergys	SYNNEX

prices at which, and all other terms and conditions upon which, shares of such series shall be redeemable; (3) the amounts which the holders of shares of such series shall be entitled to receive upon the liquidation, dissolution or winding up of Convergys; (4) whether or not the shares of such series shall be subject to the operation of a purchase, retirement or sinking fund and, if so, the extent to and manner in which such purchase, retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or for other corporate purposes and the terms and provisions relative to the operation of such fund or funds; (5) whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or series and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same; (6) the restrictions, if any, upon the payment of dividends or making of other distributions on, and upon the purchase or other acquisition of, Convergys common shares; (7) the restrictions, if any, upon the creation of indebtedness, and the restrictions, if any, upon the issue of shares of such series or of any additional shares ranking on a parity with or prior to the shares of such series in addition to the restrictions provided for in Convergys’ articles; and (8) such other rights, preferences and limitations as shall not be inconsistent with Convergys’ articles.

As of August 23, 2018 there were no Convergys voting preferred shares outstanding and no Convergys non-voting preferred shares outstanding.

authorized (unless forbidden in the resolution or resolutions providing for such issue) to increase or decrease (but not below the number of shares of the series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series.

As of August 23, 2018 there were no shares of SYNNEX preferred stock outstanding.

SIZE OF BOARD OF DIRECTORS

Convergys’ code currently provides that the size of Convergys’ board of directors may be fixed or changed by the affirmative vote of at least two-thirds of the authorized number of directors, or by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of Convergys voting as a single class. However, the number of directors may not be fewer than 3 or more than 17.

The current size of Convergys’ board of directors is 9 directors.

SYNNEX’ bylaws currently provides that the size of SYNNEX’ board of directors shall be fixed by a resolution of SYNNEX’ board of directors or the SYNNEX stockholders at an annual meeting or special meeting called for that purpose.

The current size of SYNNEX’ board of directors is 11 directors.

Convergys	SYNNEX

CLASSES OF DIRECTORS

Convergys’ board of directors is not currently classified. All directors are elected at each annual meeting.	SYNNEX’ board of directors is not currently classified. All directors are elected at each annual meeting.

REMOVAL OF DIRECTORS

Convergys’ code provides that a director may be removed by a vote of the holders of at least two-thirds of the outstanding voting power of Convergys voting as a single class.	SYNNEX’ bylaws provide that a director may be removed, with or without cause, by the holders of at least a majority of the shares then entitled to vote at an election of directors.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

Under Convergys’ code, any vacancy or vacancies of Convergys’ board of directors, however caused, may be filled by the remaining directors, though less than a majority of the whole authorized number of directors, by majority vote, or by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of Convergys voting as a single class.	SYNNEX’ bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be vested in SYNNEX’ board of directors through action by a majority of the directors then in office, though less than a quorum, or by the sole remaining director.

CHARTER AMENDMENTS

Convergys’ articles may be amended or new articles of incorporation may generally be adopted by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of Convergys voting as a single class.

Amendments to the provision of Convergys’ articles requiring an 80% vote to approve a business combination with an “Interested Shareholder” require the affirmative vote of the holders of shares representing 80% of the outstanding voting power of Convergys voting as a single class. This provision is described in more detail under “—Anti-Takeover Provisions and Other Stockholder Protections.”

The DGCL generally provides that amendments to a corporation’s certificate of incorporation must be approved by the board of directors and then adopted by the vote of a majority of the outstanding voting power entitled to vote thereon, unless the certificate of incorporation requires a greater vote. SYNNEX’ charter provides that any amendment to Articles V, VI, VIII, IX and X required the affirmative vote of the holders of at least 66-2/3% of the voting power of all of the then outstanding shares of the stock of SYNNEX entitled to vote generally in the election of directors, voting together as a single class.

BYLAW AMENDMENTS

Convergys’ board of directors may not unilaterally alter, amend or appeal Convergys’ code. Convergys’ code may be altered, amended or repealed only by the affirmative vote of the holders of at least	SYNNEX’ board of directors is authorized to adopt, amend or repeal SYNNEX’ bylaws; provided, however, that any such adoption, amendment or repeal shall require the approval of at least 66-2/3% of the total number of authorized directors.

Convergys	SYNNEX
two-thirds of the outstanding voting power of Convergys voting as a single class, unless such amendment or repeal is recommended by the affirmative vote of two-thirds of the directors, in which case Convergys’ code may be altered, amended or repealed by the affirmative vote of the holders of a majority of the outstanding voting power of Convergys voting as a single class.

The SYNNEX stockholders also have the power to adopt, amend or repeal SYNNEX’ bylaws; provided, however, that in addition to any vote of the holders of any class or series of stock of SYNNEX required by law or by SYNNEX’ charter, the affirmative vote of the holders of at least 66-2/3% of the voting power of all of the then outstanding shares of the stock of SYNNEX entitled to vote generally in the election of directors, voting together as a single class, shall be required for such adoption, amendment or repeal by the stockholders of any provisions of SYNNEX’ bylaws.

VOTE ON MERGER, CONSOLIDATIONS OR SALES OF SUBSTANTIALLY ALL ASSETS

To adopt an agreement of merger or consolidation, or sale of all or substantially all assets requires the affirmative vote of at least two-thirds of the outstanding voting power of Convergys voting as a single class.

Convergys’ articles includes a “fair price” provision requiring the approval of at least 80% of the outstanding voting power of Convergys voting as a single class for certain business combinations with an “Interested Shareholder” (defined generally as a shareholder that is the beneficial owner of 10% or more of Convergys’ outstanding voting shares), unless certain fair price criteria are met. This provision is described in more detail under “—Anti-Takeover Provisions and Other Stockholder Protections.”

Under the DGCL, subject to limited exceptions, the board of directors and the holders of a majority of the outstanding shares entitled to vote must approve a merger, consolidation, or sale of all or substantially all of a corporation’s assets.

SPECIAL MEETINGS OF STOCKHOLDERS

Convergys’ code provides that special meetings of the shareholders of Convergys may be called by the chairman of the board, the president, the vice president authorized to exercise the authority of the president in case of the president’s absence, death or disability or by resolution of the directors or by resolution of the holders of not less than 50% of the outstanding voting power of Convergys.	The DGCL and SYNNEX’ charter and SYNNEX’ bylaws provide that a special meeting of the stockholders of SYNNEX may be called for any purpose or purposes, only at the request of the chairman of SYNNEX’ board of directors or by a resolution duly adopted by the affirmative vote of a majority of SYNNEX’ board of directors. The business transacted at any special meeting is limited to matters relating to the purpose or purposes stated in the notice of meeting.

QUORUM

Under Convergys’ code, at all meetings of shareholders, the holders of a majority of the shares issued and	Under SYNNEX’ bylaws, the holders of a majority of the stock issued and outstanding and entitled to

Convergys	SYNNEX
outstanding and entitled to vote at such meeting present in person or by proxy constitutes a quorum. However, no action required by law, Convergys’ articles or Convergys’ code to be authorized or taken by a designated proportion of the shares of any particular class or of each class, may be authorized or taken by a lesser proportion.	vote, present in person represented in proxy, constitutes a quorum at all meetings of the stockholders.

NOTICE OF STOCKHOLDER MEETINGS

Under the OGCL, not less than 7 days nor more than 60 days before each meeting of shareholders, a written notice shall be mailed to each shareholder of record entitled to notice of such meeting.	Under the DGCL and SYNNEX’ bylaws, written notice of stockholders’ meetings, stating the place, date and time of the meeting and, in the case of a special meeting, the purpose or purposes for which such special meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days prior to the meeting. If a stockholder meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date and time of the adjourned meeting shall be given in conformity herewith.

STOCKHOLDER NOMINATIONS

Under Convergys’ governance principles, candidates recommended by shareholders are evaluated in the same manner as candidates recommended by others. To recommend an individual for nomination, a shareholder must submit the candidate to the Governance and Nominating Committee by certified mail.

Convergys’ governance principles establish requirements for nominee recommendations, including a letter certifying that the person making the recommendation is a shareholder and providing the name, address and biographical history of the proposed nominee and a signed statement from the candidate consenting to be named as a nominee and, if nominated and elected, to serve as a director. Under Convergys’ governance principles, recommendations for nominees for election must be received by Convergys before the

Under SYNNEX’ bylaws, the nomination of persons for election to SYNNEX’ board of directors may be made by any stockholder of record of SYNNEX entitled to vote for the election of directors at the annual meeting who complies with the applicable notice procedures. Any such nomination must be made pursuant to timely notice in writing to the secretary of SYNNEX.

Under SYNNEX’ bylaws, to be timely, a stockholder’s notice must be delivered personally or deposited in the United States mail, or delivered to a common carrier for transmission to the recipient or actually transmitted by the person giving the notice by electronic means to the recipient or sent by other means of written communication, postage or delivery charges prepaid in all such cases, and received at the principal executive offices of the corporation

Convergys	SYNNEX
close of business on November 15th of the year before the next annual meeting.

addressed to the attention of the secretary of SYNNEX not less than 120 days prior to the scheduled date of the meeting (regardless of any postponements, deferrals or adjournments of that meeting to a later date); provided, however, that, in the case of an annual meeting and in the event that less than 100 days’ notice or prior public disclosure of the date of the scheduled meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 7th day following the day on which such notice of the date of the scheduled meeting was mailed or such public disclosure was made, whichever first occurs. Such stockholder’s notice to the secretary of SYNNEX shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class, series and number of shares of capital stock of the corporation that are owned beneficially by the person, (iv) a statement as to the person’s citizenship, and (v) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; and (b) as to the stockholder giving the notice, (i) the name and record address of the stockholder and (ii) the class, series and number of shares of SYNNEX capital stock that are owned beneficially by the stockholder. SYNNEX may require any proposed nominee to furnish such other information as may reasonably be required by SYNNEX to determine the eligibility of such proposed nominee to serve as director of SYNNEX.

No person shall be eligible for election as a director of SYNNEX unless nominated in accordance with the procedures set forth in SYNNEX’ bylaws.

PROXY ACCESS

Convergys’ code does not provide for a proxy access provision.	SYNNEX’ bylaws do not provide for a proxy access provision.

Convergys	SYNNEX

ANTI-TAKEOVER PROVISIONS AND OTHER STOCKHOLDER PROTECTIONS

The Ohio Control Share Acquisition Act generally prohibits a “control share acquisition” unless the shareholders approve the transaction at a special meeting, at which a quorum is present, by both the affirmative vote of a majority of the outstanding voting power of the corporation and by the affirmative vote of a majority of the outstanding voting power of the corporation excluding the voting power of interested shares. “Control share acquisition” means any acquisition of an issuer’s shares which would entitle the acquirer, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any of the following ranges of such voting power: (1) one-fifth or more but less than one-third of such voting power; (2) one-third or more but less than a majority of such voting power; or (3) a majority or more of such voting power. This act does not apply to mergers approved by the affirmative vote of the holders of at least two-thirds of the voting power of Convergys.

Convergys’ articles do not contain any provisions altering these standards.

Ohio’s merger moratorium statute prohibits certain transactions (including disposition of assets, mergers and consolidations, voluntary dissolutions and transfer of shares) between an Ohio corporation with 50 or more shareholders and a beneficial owner of 10% or more of the outstanding voting power of the corporation, which is referred to in this joint proxy statement/prospectus as an interested shareholder, for at least three years after such interested shareholder attains 10% ownership, unless the board of directors of the corporation approves the transaction before such shareholder attains 10% ownership. Subsequent to the three-year period, a business combination may take place provided that certain conditions are satisfied, including: (1) the board of directors approves the transaction; (2) the transaction is approved by the holders of shares with at least two-thirds of the outstanding voting power of the corporation (or a different proportion set forth in Convergys’ articles), including at least a majority of the disinterested shareholders; or (3) the business combination results in shareholders, other than the interested shareholder, receiving a fair price plus interest for their shares.

SYNNEX has opted out of Section 203 of the DGCL which prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time such stockholder becomes an “interested stockholder,” unless, among other things, prior to such date the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or the business combination is approved by the board of directors and by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Convergys	SYNNEX

Convergys has opted into the merger moratorium statute, but in some circumstances, has adopted a higher voting proportion than that required under the statute. Under Convergys’ articles, subject to certain enumerated exceptions, an affirmative vote of the holders of at least 80% of the outstanding voting power of Convergys, voting at a meeting called for such purpose, is required in the event of:

•  any merger or consolidation of the corporation or of any subsidiary with any interested shareholder or any other corporation which would become, after such merger or consolidation, an affiliate of an interested shareholder;

•  any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with any interested shareholder or any affiliate of any interested shareholder of any assets of the corporation or of any subsidiary having an aggregate fair market value of $5,000,000 or more;

•  the issuance or transfer by the corporation or by any subsidiary of any securities of the corporation or of any subsidiary to any interested shareholder or to any affiliate of any interested shareholder in exchange for cash, securities or other property having an aggregate fair market value of $5,000,000

•  the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by or on behalf of an interested shareholder or any affiliate of any interested shareholders; or

•  any reclassification of securities or recapitalization of the corporation, or any merger or consolidation of the corporation with any subsidiary or any other transaction which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the corporation or of any subsidiary which is owned by any interested shareholder or any affiliate of any interested shareholder.

Convergys has also included in its definition of an “interested shareholder” a person who is an affiliate of the corporation and at any time within the two-year

Convergys	SYNNEX

period immediately prior to the date in question was the beneficial owner of 10% or more of the outstanding voting shares, or is an assignee of any outstanding voting shares which were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested shareholder.

Pursuant to Ohio’s “anti-greenmail” statute, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either: (1) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation; or (2) that his purpose was not to increase any profit or decrease any loss in the shares. In addition, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of a corporation if the corporation refuses to bring an action to recover these profits.

Convergys has not opted out of the “anti-greenmail” statute.

Ohio law further requires that any offeror making a control bid for any securities of a “subject company” pursuant to a tender offer must file information specified in the Ohio Securities Act with the Ohio Division of Securities when the bid commences. The Ohio Division of Securities must then decide whether it will suspend the bid under the statute. If it does so, it must make a determination within three calendar days after the hearing has been completed and no later than 14 calendar days after the date on which the suspension is imposed. For this purpose, a “control bid” is the purchase of, or an offer to purchase, any equity security of a subject company from a resident of Ohio that would, in general, result in the offeror acquiring 10% or more of the outstanding shares of such company. A “subject company” includes any company with both: (1) its principal place of business or principal executive office in Ohio or assets located in Ohio with a fair market value of at least $1,000,000; and (2) more than 10% of its record or beneficial equity security holders are resident in Ohio, more than 10% of its equity

Convergys	SYNNEX
securities are owned of record or beneficially by Ohio residents, or more than 1,000 of its record or beneficial equity security holders are resident in Ohio.

LIMITATION OF PERSONAL LIABILITY OF OFFICERS AND DIRECTORS

Under Ohio law, a director is not liable for monetary damages unless it is proved by clear and convincing evidence that his action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.	Under SYNNEX’ charter, directors of SYNNEX are not personally liable to SYNNEX or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to SYNNEX or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the DGCL (unlawful payment of dividend or unlawful stock purchase or redemption); or (4) for any transaction from which the director derived an improper personal benefit.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

Under the OGCL, a corporation may indemnify current and former directors and officers from liability, other than in an action by or in the right of the corporation, by reason of the fact that the person is or was a director or officer, if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of a corporation, a person may not be indemnified (i) if the person seeking indemnification is found liable for negligence or misconduct in the performance of his duty to the corporation, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification or (ii) if liability asserted against such person concerns certain unlawful distributions. The indemnification provisions of the OGCL require indemnification of a director who has been successful on the merits or otherwise in defense of any action that he was a party to by reason of the fact that he is or was a director of the corporation. The indemnification authorized by the OGCL is not exclusive and is in addition to any other rights granted to directors under the articles of incorporation or regulations of the corporation or to any agreement between the directors and the corporation.	SYNNEX’ charter and SYNNEX’ bylaws provide that SYNNEX will, to the fullest extent permitted by the DGCL, indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action. The DGCL provides that such indemnification is subject to such person seeking indemnification having acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal motion or proceeding, such person having had no reasonable cause to believe the conduct was unlawful. SYNNEX’ charter provides that the foregoing right to indemnification is a contract right and includes the right to be paid by SYNNEX the expenses incurred in defending any such proceeding in advance of its final disposition, except that, if the DGCL so requires, the

Convergys	SYNNEX

Ohio law provides that a director (but not an officer, employee or agent) of an Ohio corporation is entitled to mandatory advancement of expenses, including attorneys’ fees, incurred in defending any action, including derivative actions, brought against the director, provided that the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proven by clear and convincing evidence that the director’s act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation’s best interests. Advancement of expenses to officers, employees and agents on the other hand is at the board’s discretion.

Under its code of regulations, Convergys may indemnify all persons whom it may indemnify pursuant to the OGCL.

payment of such expenses incurred by a current, former or proposed director or officer in his or her capacity as a director or officer or proposed director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to SYNNEX of an undertaking by or on behalf of such person to repay all amounts so advanced if it shall be ultimately determined that such person is not entitled to be indemnified under SYNNEX’ charter or otherwise. SYNNEX may, by action of SYNNEX’ board of directors, provide indemnification to employees and agents of SYNNEX, individually or as a group, with the same scope and effect as the indemnification of directors and officers provided for in SYNNEX’ charter. The right to indemnification and the advancement and payment of expenses that will be conferred by SYNNEX’ charter and SYNNEX’ bylaws will not be exclusive of any other right which any indemnified person may have or acquire.

SYNNEX’ bylaws provide that SYNNEX’ board of directors may authorize SYNNEX to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of SYNNEX, or is or was serving at the request of SYNNEX as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not SYNNEX would have the power to indemnify such person against such liability under the provisions of SYNNEX’ bylaws.

ACTION BY WRITTEN CONSENT OF THE STOCKHOLDERS

Under Ohio law, any shareholder action to be taken by written consent without a meeting must be done unanimously. Convergys’ articles and Convergys’ code do not alter this requirement.	The DGCL provides that, except as otherwise stated in the certificate of incorporation, stockholders may act by written consent without a meeting. SYNNEX’ charter provides that no action shall be taken by SYNNEX stockholders except at an annual or special meeting of stockholders, and that no action shall be taken by stockholders by written consent.

Convergys	SYNNEX

STOCKHOLDER RIGHTS PLAN

Convergys currently does not have a shareholder rights plan in effect.	SYNNEX currently does not have a stockholder rights plan in effect.

LEGAL MATTERS

The validity of the shares of SYNNEX common stock to be issued to Convergys shareholders pursuant to the mergers will be passed upon by Pillsbury Winthrop Shaw Pittman LLP.

EXPERTS

The consolidated financial statements and financial statement schedule of SYNNEX Corporation and subsidiaries as of November 30, 2017 and 2016, and for each of the years in the three-year period ended November 30, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of November 30, 2017 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP (KPMG), independent registered public accounting firm, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing. KPMG’s audit report on the effectiveness of internal control over financial reporting as of November 30, 2017, contains an explanatory paragraph that states SYNNEX acquired Westcon-Comstor Americas on September 1, 2017 and management excluded from its assessment of the effectiveness of SYNNEX’ internal control over financial reporting as of November 30, 2017, internal control over financial reporting of Westcon-Comstor Americas associated with total assets of $1,750.5 million and total revenue of $634.8 million included in the consolidated financial statements of SYNNEX as of and for the year ended November 30, 2017. KPMG’s audit of internal control over financial reporting of SYNNEX also excluded an evaluation of the internal control over financial reporting of Westcon-Comstor Americas.

The consolidated financial statements of Convergys appearing in Convergys’ Annual Report (Form 10-K) for the year ended December 31, 2017 (including the schedule appearing therein), and the effectiveness of Convergys’ internal control over financial reporting as of December 31, 2017 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FUTURE STOCKHOLDER AND SHAREHOLDER PROPOSALS

SYNNEX

SYNNEX will hold an annual meeting of stockholders in 2019, which is referred to in this joint proxy statement/prospectus as the SYNNEX 2019 annual meeting, regardless of whether the mergers have been completed.

If a SYNNEX stockholder wishes to present a proposal to be included in the SYNNEX proxy statement for the SYNNEX 2019 annual meeting, the proponent and the proposal must comply with the proxy proposal submission rules of the SEC. One of the requirements is that the proposal be received by the Corporate Secretary of SYNNEX no later than October 25, 2018. Proposals SYNNEX receives after that date will not be included in the proxy statement. SYNNEX stockholders are urged to submit proposals by Certified Mail—Return Receipt Requested.

A SYNNEX stockholder proposal not included in the SYNNEX proxy statement for the SYNNEX 2019 annual meeting will be ineligible for presentation at the SYNNEX 2019 annual meeting unless the SYNNEX stockholder gives timely notice of the proposal in writing to the Corporate Secretary of SYNNEX at the principal executive offices of SYNNEX. Under SYNNEX’ bylaws, in order for a matter to be deemed properly presented by a SYNNEX stockholder, timely notice must be delivered to, or mailed and received by, SYNNEX not less than 50 nor more than 75 days prior to the next annual meeting; provided, however, that in the event that less than 65 days’ notice or prior public disclosure of the date of the next annual meeting of SYNNEX stockholders is given or made to SYNNEX stockholders, notice by the SYNNEX stockholder to be timely must be so received not later than the earlier of (a) the close of business on the 15th day following the day on which such notice of the date of the next annual meeting was mailed or such public disclosure was made, whichever first occurs, and (b) two days prior to the date of the next annual meeting.

The SYNNEX stockholder’s notice must set forth, as to each proposed matter, the following: (a) a brief description of the business desired to be brought before the meeting and reasons for conducting such business at the meeting; (b) the name and address, as they appear on SYNNEX’ books, of the SYNNEX stockholder proposing such business; (c) the class and number of shares of SYNNEX securities that are beneficially owned by the SYNNEX stockholder; (d) any material interest of the SYNNEX stockholder in such business; and (e) any other information that is required to be provided by such SYNNEX stockholder pursuant to proxy proposal submission rules of the SEC. The presiding officer of the meeting may refuse to acknowledge any matter not made in compliance with the foregoing procedure.

You may obtain a copy of the current rules for submitting stockholder proposals from the SEC at:

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

or through the Commission’s website: www.sec.gov. Request SEC Release No. 34-40018, May 21, 1998.

Convergys

Convergys held its 2018 annual meeting of shareholders on April 25, 2018. If the mergers are not completed by the expected date of Convergys’ 2019 annual meeting of shareholders, Convergys plans to hold such annual meeting. Shareholder proposals intended for inclusion in Convergys’ proxy statement for the 2019 annual meeting of shareholders must be received by Convergys on or before November 16, 2018 and must otherwise comply with SEC rules relating to shareholder proposals, including with respect to the types of shareholder proposals that are appropriate for inclusion in a proxy statement. If a Convergys shareholder notifies Convergys after January 30, 2019 of the intent to present a proposal, the persons named as Convergys’ proxies for the 2019 annual meeting of shareholders will be permitted to exercise discretionary voting authority with respect to that proposal even if the matter is not discussed in the Convergys proxy statement for that meeting. Submitting a proposal does not guarantee that it will be included in the Convergys proxy statement nor that the proposal may be raised at its annual meeting of shareholders. Proposals or notices should be sent to the Convergys Corporate Secretary at the following address: Corporate Secretary, Convergys Corporation, 201 East Fourth Street, Cincinnati, Ohio 45202.

WHERE YOU CAN FIND MORE INFORMATION

SYNNEX has filed a registration statement on Form S-4 to register with the SEC the shares of SYNNEX common stock to be issued to Convergys shareholders in connection with the mergers. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of SYNNEX in addition to being proxy statements of SYNNEX and Convergys for the SYNNEX special meeting and the Convergys special meeting, respectively. The registration statement, including the attached exhibits and schedules, contains additional relevant information about SYNNEX and the shares of SYNNEX common stock. The rules and regulations of the SEC allow SYNNEX and Convergys to omit certain information included in the registration statement from this joint proxy statement/prospectus.

SYNNEX and Convergys file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains an Internet site that has reports, proxy statements and other information about SYNNEX and Convergys. The address of that site is http://www.sec.gov. The reports and other information filed by SYNNEX and Convergys with the SEC are also available at their respective websites, which are http://www.SYNNEX.com and http://www.Convergys.com. Information on these websites is not part of this joint proxy statement/prospectus.

The SEC allows SYNNEX and Convergys to “incorporate by reference” information into this joint proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus or in later filed documents incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that SYNNEX and Convergys have, respectively, previously filed with the SEC and any additional documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement, and between the date of this joint proxy statement/prospectus and the respective dates of the Convergys special meeting and the SYNNEX special meeting (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about SYNNEX and Convergys and their respective financial performance.

SYNNEX SEC Filings	Period
Annual Report on Form 10-K	Fiscal year ended November 30, 2017
Quarterly Reports on Form 10-Q	Fiscal quarters ended February 28, 2018 and May 31, 2018
Proxy Statement on Schedule 14A	Filed on February 22, 2018
Current Reports on Form 8-K	Filed on January 9, 2018, February 20, 2018, March 23, 2018, May 11, 2018, June 28, 2018 (announcing its entry into the merger agreement), June 29, 2018, July 2, 2018, August 7, 2018 (as amended on August 8, 2018) and August 10, 2018 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)
Any description of shares of SYNNEX common stock contained in SYNNEX’ Registration Statement on Form 8-A filed on November 7. 2003 and any amendment or report filed for the purpose of updating such description

Convergys SEC Filings	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2017

Convergys SEC Filings	Period
Quarterly Reports on Form 10-Q	Fiscal quarters ended March 31, 2018 and June 30, 2018
Proxy Statement on Schedule 14A	Filed on March 16, 2018, as supplemented on March 30, 2018
Current Reports on Form 8-K	Filed on January 3, 2018, January 25, 2018, April 30, 2018 and June 28, 2018 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)
Any description of Convergys common shares contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

SYNNEX has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to SYNNEX, as well as all pro forma financial information, and Convergys has supplied all such information relating to Convergys.

Documents incorporated by reference are available from SYNNEX or Convergys, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this joint proxy statement/prospectus. Convergys shareholders or SYNNEX stockholders, as applicable, may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

SYNNEX Corporation

44201 Nobel Drive,

Fremont, CA 94538

Attention: Investor Relations

Telephone: (510) 668-8436

Convergys Corporation

201 East Fourth Street

Cincinnati, Ohio 45202

Attention: Investor Relations Department

Telephone: (513) 723-6320

If you would like to request documents, please do so by September 26, 2018, in order to receive them before the Convergys special meeting or the SYNNEX special meeting, as applicable.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus to vote on the adoption of the merger agreement, the proposal to adjourn from time to time the Convergys special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the Convergys special meeting, or any adjournment or postponement thereof, to adopt the merger agreement, the non-binding advisory proposal to approve compensation that will or may be paid or provided by Convergys to its named executive officers in connection with the mergers, the approval of the stock issuance and the proposal to adjourn the SYNNEX special meeting if necessary. Neither SYNNEX nor Convergys has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.

This joint proxy statement/prospectus is dated [●], 2018. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to Convergys shareholders or SYNNEX stockholders nor the issuance of shares of SYNNEX common stock in the mergers will create any implication to the contrary.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

CONVERGYS CORPORATION,

SYNNEX CORPORATION,

DELTA MERGER SUB I, INC.

and

DELTA MERGER SUB II, LLC

Dated as of June 28, 2018

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 28, 2018, is by and among Convergys Corporation, an Ohio corporation (the “Company”), SYNNEX Corporation, a Delaware corporation (“Parent”), Delta Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub I”) and Delta Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub II” and together with Merger Sub I, “Merger Subs”).

WITNESSETH:

WHEREAS, Parent desires to acquire the Company, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition of the Company by Parent, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the Ohio General Corporation Law (the “OGCL”) and Delaware General Corporation Law (“DGCL”), Merger Sub I shall be merged with and into the Company (the “Initial Merger”), with the Company surviving the Initial Merger as a wholly owned Subsidiary of Parent, and each outstanding Company Common Share (other than Cancelled Shares and Dissenting Shares) shall be converted into the right to receive the Merger Consideration;

WHEREAS, immediately following the Initial Merger, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the OGCL and the Delaware Limited Liability Company Act (the “DLLCA”), the Company shall be merged with and into Merger Sub II (the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”), with Merger Sub II surviving the Subsequent Merger as a direct wholly owned Subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of the Company and its shareholders, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, (c) resolved to recommend that the holders of Company Common Shares adopt this Agreement and (d) directed that the adoption of this Agreement be submitted for consideration by the Company’s shareholders at a meeting thereof;

WHEREAS, the Board of Directors of Merger Sub I has (a) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of Merger Sub I and its sole shareholder, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers and (c) resolved to recommend that the sole shareholder of Merger Sub I adopt this Agreement;

WHEREAS, the managers of Merger Sub II have (a) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of Merger Sub II and its sole member, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers and (c) resolved to recommend that the sole member of Merger Sub II adopt this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (a) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of Parent and its stockholders, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, (c) resolved to recommend that the holders of Parent Common Stock approve the issuance of shares of Parent Common Stock in connection with the Initial Merger (the “Parent Share Issuance”) and (d) directed that the Parent Share Issuance be submitted for consideration by Parent’s stockholders at a meeting thereof;

WHEREAS, the parties intend that the Initial Merger and the Subsequent Merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury regulations promulgated thereunder (the “Treasury Regulations”), and that this Agreement be, and be hereby adopted as, a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder; and

WHEREAS, concurrently with the execution of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Company’s chief executive officer, chief financial officer and chief commercial officer, as well as certain of its directors have entered into voting agreements with Parent;

WHEREAS, Parent, Merger Subs and the Company desire to make certain representations, warranties, covenants and agreements specified herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Subs and the Company agree as follows:

ARTICLE I.

THE MERGERS

Section 1.1 The Mergers.

(a) At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the OGCL and DGCL, Merger Sub I shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub I shall cease, and the Company shall continue its existence under Ohio law as the surviving corporation in the Initial Merger and a wholly owned subsidiary of Parent.

(b) Immediately following the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the OGCL and the DLLCA, the Company shall be merged with and into Merger Sub II, whereupon the separate corporate existence of the Company shall cease, and Merger Sub II shall continue its existence under Delaware law as the surviving company in the Subsequent Merger (the “Surviving Company”) and a direct wholly owned subsidiary of Parent.

Section 1.2 Closing. The closing of the Mergers (the “Closing”) shall take place at 10:00 a.m. local time at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019 on the third Business Day following the day on which the last of the conditions set forth in Article VI to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement, or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time.

(a) On the Closing Date, the Company and Merger Sub I shall (i) file with the Secretary of State of the State of Ohio a certificate of merger (the “Ohio Initial Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the OGCL in order to effect the Initial Merger and (ii) file with the Secretary of State of the State of Delaware a certificate of merger (the “Delaware Initial Certificate of Merger” and together with the Ohio Initial Certificate of Merger, the “Initial Certificates of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the OGCL and DGCL, in order to effect the Initial Merger. The Initial Merger shall become effective at such time as the Initial Certificates of Merger have been filed with the Secretary of State of the State of Ohio and Secretary of the State of Delaware or at such time as may be agreed between the parties and specified in the Initial Certificates of Merger in accordance with the relevant provisions of the OGCL and the DGCL (such time is hereinafter referred to as the “Effective Time”).

(b) Immediately following the Effective Time, the Company and Merger Sub II shall (i) file with the Secretary of State of the State of Ohio a certificate of merger (the “Ohio Subsequent Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the OGCL and (ii) file with the Secretary of State of the State of Delaware a certificate of merger (the “Delaware Subsequent Certificate of Merger” and together with the Ohio Subsequent Certificate of Merger, the “Subsequent Certificates of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DLLCA, in order to effect the Subsequent Merger. The Subsequent Merger shall become effective at such time as the Subsequent Certificates of Merger has been filed with the Secretary of State of the State of Ohio and Secretary of the State of Delaware or at such time as may be agreed between the parties and specified in the Subsequent Certificates of Merger in accordance with the relevant provisions of the OGCL and the DLLCA.

Section 1.4 Effects of the Mergers. The effects of the Mergers shall be as provided in this Agreement and in the applicable provisions of the OGCL and the DLLCA.

Section 1.5 Organizational Documents of the Surviving Company.

(a) At the Effective Time, (i) the articles of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the surviving corporation in the Initial Merger and (ii) the code of regulations of the Company, as in effect immediately prior to the Effective Time, shall be the code of regulations of the surviving corporation in the Initial Merger, in each case until thereafter amended in accordance with the provisions thereof and applicable Law.

(b) At the effective time of the Subsequent Merger, (i) the certificate of formation of Merger Sub II, as in effect immediately prior to the effective time of the Subsequent Merger, shall be the certificate of formation of the Surviving Company and (ii) the operating agreement of Merger Sub II, as in effect immediately prior to the effective time of the Subsequent Merger (the “Operating Agreement”), shall be the operating agreement of the Surviving Company, in each case until thereafter amended in accordance with the provisions thereof and applicable Law, except that the name of the Surviving Company shall be “Concentrix CVG, LLC” and provided that, unless otherwise prohibited by Law, the operating agreement of the Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the articles of incorporation and code of regulations of the Company.

Section 1.6 Directors. The directors of Merger Sub I immediately prior to the Effective Time shall be the initial directors of the surviving corporation in the Initial Merger and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Officers. Except as otherwise determined by Parent prior to the Effective Time, (a) the officers of Merger Sub I immediately prior to the Effective Time shall be the initial officers of the surviving corporation in the Initial Merger and the initial officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, and (b) the officers of Merger Sub II immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the Operating Agreement and the DLLCA.

ARTICLE II.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect of the Initial Merger on Capital Stock.

(a) At the Effective Time, by virtue of the Initial Merger and without any action on the part of Parent, the Company, Merger Subs or any holder of Company Common Shares or common shares of Merger Sub I:

(i) Common Stock of Merger Sub I. Each common share, par value $0.0001 per share, of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, without par value, of the surviving corporation in the Initial Merger. From and after the Effective Time, all certificates representing the common shares of Merger Sub I shall be deemed for all purposes to represent the number of common shares of the surviving corporation in the Initial Merger into which they were converted in accordance with the immediately preceding sentence.

(ii) Cancellation or Conversion of Certain Stock. Each Company Common Share issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company and each Company Common Share issued and outstanding immediately prior to the Effective Time that is owned or held by Parent or Merger Sub I, other than, in each case, Company Common Shares held on behalf of third parties, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor. Each Company Common Share that is owned by any direct or indirect Subsidiary of the Company or Parent (other than Merger Sub I) (“Converted Shares”) shall be automatically converted into a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the sum of (A) the Exchange Ratio and (B) a fraction, the numerator of which is the Cash Consideration and the denominator of which is the Parent Closing Price.

(iii) Conversion of Company Common Shares. Each Company Common Share issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, Converted Shares, and Dissenting Shares) shall be automatically converted into (A) a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio, subject to Section 2.1(d) with respect to fractional shares (the “Stock Consideration”) and (B) the right to receive $13.25 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

All of the Company Common Shares converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated Company Common Shares represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such Company Common Shares (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration (including the right to receive, pursuant to Section 2.1(d), the Fractional Share Cash Amount), into which the Company Common Shares represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1.

(b) Shares of Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary (but subject to this Section 2.1(b)), Company Common Shares issued and outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand, and has properly demanded, appraisal for such Company Common Shares in accordance with, and who complies in all respects with, Section 1701.85 of the OGCL (such Company Common Shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as described in Section 2.1(a)(iii), but at the Effective Time shall be converted into the right to receive such consideration as may be determined to be due to such holder pursuant to the procedures set forth in Section 1701.85 of the OGCL. If any such holder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal pursuant to the OGCL, then the right of such holder to be paid the fair cash value of such Dissenting Shares shall cease, and such Dissenting Shares shall instead be deemed to have been converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(iii). The Company shall give Parent prompt notice (but in any event within 48 hours of receipt thereof) of any demands for appraisal of Company Common Shares received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 1701.85 of the OGCL and shall give Parent the opportunity to participate in all negotiations and proceedings with respect thereto.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Company Common Shares shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, that nothing in this Section 2.1(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Initial Merger and no certificates or scrip representing fractional shares of Parent Common Stock shall be delivered upon the conversion of Company Common Shares pursuant to Section 2.1(a)(iii). Each holder of Company Common Shares who would otherwise have been entitled to receive as a result of the Initial Merger a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount (rounded down to the nearest cent) representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of shares of Parent Common Stock that would otherwise be issued (the “Fractional Share Cash Amount”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock that would otherwise have been issuable as part of the Merger Consideration.

Section 2.2 Exchange of Certificates.

(a) Appointment of Exchange Agent. Prior to the Closing, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration and shall enter into an exchange agent agreement reasonably acceptable to the Company relating to the Exchange Agent’s responsibilities under this Agreement.

(b) Deposit of Merger Consideration. At the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of Company Common Shares, (i) cash sufficient to pay the Cash Consideration and (ii) evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Stock Consideration. Parent agrees to deposit, or cause to be deposited, with the Exchange Agent from time to time, as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.2(e). Any such cash, book-entry shares and certificates deposited with the Exchange Agent shall be referred to as the “Payment Fund”.

(c) Exchange Procedures. As promptly as practicable (and no later than the third Business Day) after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Shares whose Company Common Shares were converted pursuant to Section 2.1(a)(iii) into the right to receive the Merger Consideration (i) a letter of transmittal (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration.

(d) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement. In the event of a transfer of ownership of Company Common Shares that is not registered in the transfer or stock records of the Company, any cash to be paid upon due surrender of the Certificate or Book-Entry Share formerly representing such Company Common Shares may be paid to any such transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the Merger Consideration payable upon surrender of any Certificate or Book-Entry Share.

(e) Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Company Common Share to be converted into shares of Parent Common Stock pursuant to Section 2.1(a)(iii) until such holder shall surrender such Company Common Share in accordance with this Section 2.2. After the surrender in accordance with this Section 2.2 of a Company Common Share to be converted into Parent Common Stock pursuant to Section 2.1(a)(iii), the holder thereof shall be entitled to receive (in addition to the Merger Consideration and the Fractional Share Cash Amount payable to such holder pursuant to this Article II) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the Parent Common Stock represented by such Company Common Share.

(f) No Further Ownership Rights in Company Common Shares. From and after the Effective Time, subject to applicable Law in the case of Dissenting Shares, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as shareholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2(d) (together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e)), without interest and (ii) the stock transfer books of the Company shall be closed with respect to all Company Common Shares outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the surviving corporation in the Initial Merger of Company Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing Company Common Shares are presented to the Surviving Company, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(g) Termination of Payment Fund. Any portion of the Payment Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for 12 months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares that has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Company (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration (together with the Fractional Share Cash Amount and any dividends or other distributions) that such holder has the right to receive pursuant to this Article II, without any interest thereon.

(h) No Liability. Subject to applicable Law, none of Parent, the Company, Merger Subs or the Exchange Agent shall be liable to any Person in respect of any portion of the Payment Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Subject to applicable Law, notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares as of immediately prior to the date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Withholding Rights. Each of the Company, the Surviving Company, Parent, Merger Subs and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any amounts required to be deducted or withheld with respect to the making of such payment under applicable Tax Law. To the extent that any amounts are so deducted, withheld and timely remitted to the appropriate Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 2.2(g), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration (together with the Fractional Share Cash Amount and any dividends or other distributions deliverable in respect thereof) in accordance with the terms of this Agreement.

Section 2.3 Treatment of Company Equity Awards.

(a) At the Effective Time, each compensatory option to purchase Company Common Shares (a “Company Option”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested: (i) that has an exercise price per Company Common Share that is less than the Cash Equivalent Merger Consideration shall be cancelled by virtue of the Initial Merger and without any action on the part of the holder thereof, in consideration for the right to receive, as promptly as practicable (but no later than five Business Days) following the Effective Time, a cash payment (without interest and less such amounts as are required to be withheld or deducted under applicable Tax Law with respect to the making of such payment) with respect thereto equal to the product of (A) the number of Company Common Shares subject to such Company Option as of immediately prior to the Effective Time, multiplied by (B) the excess, if any, of the Cash Equivalent Merger Consideration over the exercise price per Company Common Share subject to such Company Option as of immediately prior to the Effective Time, or (ii) that has an exercise price per Company Common Share greater than or equal to the Cash Equivalent Merger Consideration shall be cancelled for no consideration.

(b) At the Effective Time, each restricted stock unit award in respect of Company Common Shares (a “Company RSU Award”), each performance-based restricted stock unit award in respect of Company Common Shares (a “Company PSU Award”), and each deferred stock unit award in respect of Company Common Shares (a “Company DSU Award”) that is outstanding as of immediately prior to the Effective Time shall be cancelled by virtue of the Initial Merger and without any action on the part of the holder thereof, in consideration for the right to receive a cash payment (the “Cash Award Amount”) (without interest and less such amounts as are required to be withheld or deducted under applicable Tax Law with respect to the making of such payment) with respect thereto equal to the product of (i) the number of Company Common Shares subject to such Company RSU Award, Company PSU Award, or Company DSU Award as of immediately prior to the Effective Time (with respect to each Company PSU Award, such number of shares shall equal the greater of the number of shares that would be earned based upon target performance and the number of shares determined in accordance with the applicable award agreement, with any associated performance determinations to be made by the Company Board) and (ii) the Cash Equivalent Merger Consideration (or, if higher, a cash amount equal to the average of the opening and closing prices per Company Common Share on the New York Stock Exchange on the trading day immediately preceding the Closing Date). Except as otherwise provided in Section 2.3(b)(i) or 2.3(b)(ii) below, each Cash Award Amount shall be paid as promptly as practicable (but no later than five Business Days) following the Effective Time.

(i) Each Cash Award Amount payable in respect of a Company RSU Award or Company PSU Award that was granted on or after March 31, 2016 (other than any such Company RSU Award or Company PSU Award that is held by a non-employee director or that becomes vested at the Effective Time pursuant to the terms of an applicable Contract) will remain unvested as of the Effective Time and continue to vest and be paid in accordance with the terms of the applicable award agreement (including the terms relating to accelerated vesting upon a qualifying termination of employment).

(ii) Notwithstanding anything to the contrary herein, to the extent that any such Company RSU Award, Company PSU Award or Company DSU Award constitutes nonqualified deferred compensation subject to Section 409A of the Code, the Cash Award Amount related thereto shall be paid at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section  409A of the Code.

Section 2.4 Effect of the Subsequent Merger on Capital Stock. At the effective time of the Subsequent Merger, by virtue of the Subsequent Merger and without any action on the part of Parent, the Company, Merger Subs or any holder of common shares of Merger Sub I or common units of Merger Sub II, each common share, no par value, of the Company as the surviving corporation in the Initial Merger issued and outstanding immediately prior to the effective time of the Subsequent Merger shall be converted into and become one common unit of the Surviving Company, and each common unit of Merger Sub II issued and outstanding immediately prior to the effective time of the Subsequent Merger shall remain outstanding as a common unit of the Surviving Company.

Section 2.5 Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Mergers or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Subs, the Company and the Surviving Company and their respective officers and directors shall execute and deliver all such instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Mergers and to carry out the purposes and intent of this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in any form, document or report publicly filed with or publicly furnished to the SEC by the Company or any of its Subsidiaries at least five Business Days prior to the date hereof (excluding any disclosures set forth in any “risk factors,” “forward-looking statements” or “market risk” or any similar section, in each case to the extent they are cautionary, predictive or forward-looking in nature) or (b) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedule”), it being hereby acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosed only with respect to the corresponding section or subsection or any other section or subsection of this Agreement to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent on its face, the Company represents and warrants to Parent as follows:

Section 3.1 Organization.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b) Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted except where the failure to be in good standing or have such power or authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Company’s articles of incorporation and code of regulations (collectively, the “Company Organizational Documents”), in each case, as amended through the date hereof. The Company Organizational Documents are in full force and effect, and the Company is not in material violation of any of their provisions. Section 3.1(c) of the Company Disclosure Schedule sets forth a list, true and complete in all material respects, of all Subsidiaries of the Company.

Section 3.2 Capital Stock and Indebtedness.

(a) The authorized capital stock of the Company consists of 500,000,000 common shares, without par value (the “Company Common Shares”), 4,000,000 voting preferred shares, without par value and 1,000,000 non-voting preferred shares, without par value. As of June 27, 2018 (the “Company Specified Date”), (i) 91,084,516 Company Common Shares were issued and outstanding (not including shares held in treasury), (ii) 1,802,500 Company Common Shares were held in treasury, (iii) 326,040 Company Common Shares were issuable upon the exercise of outstanding Company Options, which had a weighted average exercise price of $13.45, (iv) 1,319,799 shares were subject to Company RSU Awards, (v) 1,349,994 shares were subject to Company PSU Awards (assuming achievement of the applicable performance goals at the maximum level), (vi) 146,877 shares were subject to Company DSU Awards and (vii) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding Company Common Shares are duly authorized, validly issued, fully paid and nonassessable and are free of preemptive rights.

(b) Except as set forth in this Section 3.2, and other than the Convertible Debentures, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, calls, puts, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, put, convertible securities, exchangeable securities or other similar right, agreement or commitment relating to the capital stock or other equity interest of the Company or any Subsidiary of the Company or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. As of the date of this Agreement, and other than the Convertible Debentures, neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. As of the date of this Agreement there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries. Since the Company Specified Date through the date of this Agreement, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Company Equity Awards in accordance with their respective terms) or granted any Company Equity Awards. As of the date of this Agreement, the Company does not have in place, nor is it subject to, a stockholder rights plan, “poison pill” or similar plan or instrument, and at no time after the date of this Agreement will the Company have in place or be subject to a stockholder rights plan, “poison pill” or similar plan or instrument (except for any such plan that is not applicable to Parent or is not applicable to the Mergers or other transactions contemplated herein).

(c) Except as would not be material to the Company or any of its significant Subsidiaries, the Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights in favor of any Person other than the Company or a Subsidiary of the Company. Except for equity interests in the Company’s Subsidiaries, as of the date hereof, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any Person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any Person), other than equity interests that are de minimis to the Company and its Subsidiaries taken as a whole and equity interests held in a grantor trust established to fund Company contributions to the Company’s nonqualified deferred compensation plans.

Section 3.3 Corporate Authority Relative to this Agreement; Consents and Approvals; No Violation.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to adoption of this Agreement by holders of two-thirds of the outstanding Company Common Shares entitled to vote thereon (the “Company Shareholder Approval”), to consummate the transactions contemplated hereby, including the Mergers. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, have been duly and validly authorized by the Company Board and, except for the Company Shareholder Approval and the filing of the Initial Certificates of Merger and the Subsequent Certificates of Merger with the Secretary of State of the State of Ohio and the Secretary of State of the State of Delaware, no other corporate action or proceedings on the part of the Company or vote of the Company’s shareholders are necessary to authorize the execution and delivery by the Company of this Agreement or the consummation of the transactions contemplated hereby, including the Mergers. The Company Board has (i) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, (iii) resolved to recommend that the holders of Company Common Shares adopt this Agreement (the “Company Recommendation”) and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company’s shareholders at a meeting thereof. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Subs, this Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, reorganization, fraudulent conveyance, insolvency, moratorium or other similar Laws affecting creditor’s rights generally and the availability of equitable relief and any implied covenant of good faith and fair dealing (the “Enforceability Exceptions”).

(b) Other than in connection with or in compliance with (i) the filing of the Initial Certificates of Merger and the Subsequent Certificates of Merger with the Secretary of State of the State of Ohio and the Secretary of State of the State of Delaware, (ii) the filing of the Form S-4 (including the Joint Proxy Statement/Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) and any amendments or supplements thereto and declaration of effectiveness of the Form S-4, (iii) the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), (iv) the rules and regulations of the New York Stock Exchange, (v) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and (vi) the approvals set forth in Section 3.3(b) of the Company Disclosure Schedule (covering the applicable laws or other legal restraints of foreign countries designed to govern competition or trade regulation or to prohibit, restrict or regulate actions with the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”)) (clauses (i) – (vi), collectively, the “Transaction Approvals”), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is required to be made or obtained under applicable Law for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings that are not required to be made or obtained prior to the consummation of such transactions or that the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The execution and delivery by the Company of this Agreement does not, and (assuming the Transaction Approvals are obtained) the consummation of the transactions contemplated hereby, and compliance with the provisions hereof will not, (i) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Company Permitted Liens) upon any of the respective properties or assets of the Company or any of its Subsidiaries pursuant to, any Contract to which the Company or any of its Subsidiaries is a party or by which it or any of its respective properties or assets is bound, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or (iii) conflict with or violate any applicable Laws except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) The Company has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since January 1, 2015 (all such forms, documents and reports filed or furnished by the Company since such date, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the applicable requirements of the U.S. Securities Act of 1933, as amended, (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is, or at any time since January 1, 2015 has been, required to file any forms, reports or other documents with the SEC. As of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review. As of the date hereof, there are no inquiries or investigations by the SEC or any Governmental Entity or any internal investigations pending or, to the knowledge of the Company, threatened, in each case regarding any accounting practices or financial statements of the Company or any of its Subsidiaries.

(b) Since January 1, 2015, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange (the “NYSE”).

(c) Since January 1, 2015, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE.

(d) The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments that are not material and to any other adjustments described therein, including the notes thereto), (ii) were prepared in all material respects in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply as to form in all material respects with the applicable accounting requirements under the Securities Act, the Exchange Act and the applicable rules and regulations of the SEC.

(e) Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), other than those that would be de minimis to the Company and its Subsidiaries taken as a whole.

(f) Since January 1, 2015, (i) none of the Company or any of its Subsidiaries has received any written material complaint, allegation, assertion or claim regarding the financial accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or any material complaint, allegation, assertion or claim from employees of the Company or any of its Subsidiaries regarding questionable financial accounting or auditing matters with respect to the Company or any of its Subsidiaries, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported credible evidence of any material violation of securities Laws, breach of fiduciary duty or similar material violation by the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2017, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud or allegations of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof. Each of the Company and its Subsidiaries has substantially addressed any such deficiency, material weakness or fraud.

Section 3.6 No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries for inclusion in a report required to be filed with the SEC, except for (i) Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the annual period ended December 31, 2017 (including any notes thereto), (ii) Liabilities arising in connection with the transactions contemplated hereby or in connection with obligations under existing Contracts or applicable Law, (iii) Liabilities incurred in the ordinary course of business since December 31, 2017, (iv) Liabilities that have been discharged or paid in full in the ordinary course of business and (v) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7 Compliance with Law; Permits.

(a) The Company and each of its Subsidiaries are, and since January 1, 2015 have been, in material compliance with all applicable federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees or agency requirements of Governmental Entities (collectively, “Laws” and each, a “Law”). Since January 1, 2015, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual or alleged failure to comply with any Law in a material respect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries hold all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted.

(c) To the Company’s knowledge, none of the Company or its Subsidiaries, or any director, officer, employee or agent of the Company or any of its Subsidiaries, in each case, acting on behalf of the Company or any of its Subsidiaries, has in the past five years, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries; or (iii) violated or is in violation of applicable Bribery Legislation.

(d) To the Company’s knowledge, none of the Company or any of its Subsidiaries, or any director, officer, employee or agent of the Company or any of its Subsidiaries, (i) is a Sanctioned Person; (ii) has in the past five years engaged in direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of the Company or any of its Subsidiaries, except pursuant to a license from the United States; or (iii) has in the past five years violated, or engaged in any conduct sanctionable under, any Sanctions Law.

(e) Notwithstanding anything contained in this Section 3.7, no representation or warranty shall be deemed to be made in this Section 3.7 in respect of the matters referenced any other section of this Article III, including in respect of environmental, Tax, employee benefits or labor matters.

Section 3.8 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries are, to the Company’s knowledge, in compliance with applicable Environmental Laws, and each has, or has applied for, all Environmental Permits necessary for the conduct and operation of their respective businesses as presently conducted, (b) since January 1, 2015, none of the Company or any of its Subsidiaries has received any written notice, demand, letter or claim alleging that the Company or such Subsidiary is in violation of, or liable under, any Environmental Law and (c) none of the Company or any of its Subsidiaries is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials. Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 3.8 are the sole and exclusive representations of the Company with respect to Environmental Laws, Environmental Permits, Hazardous Materials or any other matter related to the environment or the protection of human health and worker safety.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of each material U.S. Company Benefit Plan, and each material Non-U.S. Company Benefit Plan that is maintained in the jurisdiction of the Philippines (each a “Specified Benefit Plan”). With respect to each material U.S. Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) all plan documents (including all material written amendments thereto) (which, for the avoidance of doubt, with respect to any material U.S. Company Benefit Plan for which a form agreement is used, shall consist of a copy of such form); (ii) all related trust documents; (iii) all insurance contracts or other funding arrangements; (iv) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”); (v) the most recent determination, opinion or advisory letter from the IRS for any U.S. Company Benefit Plan that is intended to qualify under Section 401(a) of the Code; (vi) the most recently prepared actuarial report and financial statements; and (vii) the most recent prospectus or summary plan description. With respect to each Specified Benefit Plan, the Company has, to the extent applicable, provided to Parent documents that are substantially comparable (taking into account differences in applicable Law and practices) to the documents required to be provided by this Section 3.9(a).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code; and (ii) all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period in the prior three years through the date hereof, have been timely made.

(c) Section 3.9(c) of the Company Disclosure Schedule identifies each Company Benefit Plan that, as of the date of this Agreement, is intended to be qualified under Section 401(a) of the Code (each, a “Company Qualified Plan”). With respect to each Company Qualified Plan, (i) the IRS has issued a favorable determination, opinion or advisory letter with respect to each Company Qualified Plan and its related trust, and such letter has not been revoked (nor has revocation been threatened in writing), and (ii) to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to result in disqualification of any Company Qualified Plan or the related trust.

(d) With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) such Company Benefit Plan satisfies all minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived; (ii) such Company Benefit Plan is not in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (iii) the Company has delivered or made available to Parent a copy of the most recent actuarial valuation report for such Company Benefit Plan and such report is complete and accurate in all material respects; and (iv) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate such Company Benefit Plan.

(e) None of the Company, its Subsidiaries or any of their respective ERISA Affiliates has, in the past six years, maintained, established, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(f) All contributions, premiums and payments that are due have been made for each Company Benefit Plan within the time periods prescribed by the terms of such plan and applicable Law in all material respects, and all contributions, premiums and payments for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles in all material respects. To the knowledge of the Company, all material benefits, expenses and other amounts due and payable under any Company Benefit Plan prior to the date of this Agreement have been paid, made or accrued on or before the date of this Agreement.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, there are no pending or, to the knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations, in each case with respect to any Company Benefit Plan, which have been asserted or instituted.

(h) No U.S. Company Benefit Plan provides for any post-employment or post-retirement medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) The Company is not party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) or Section 4999 of the Code.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Non-U.S. Company Benefit Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, and (iii) has been maintained in compliance with all applicable Laws.

(k) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the execution of this Agreement nor the completion of the transactions contemplated hereby (either alone or in conjunction with any other event) will result in (i) any compensation payment becoming due to any employee of the Company or any of its Subsidiaries, (ii) the acceleration of vesting or payment or provision of any other rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any employee of the Company or any of its Subsidiaries, or (iii) any increase to the compensation or benefits otherwise payable under any Company Benefit Plan.

(l) There are no loans by the Company or any of its Subsidiaries to any of their respective employees, officers, directors or other service providers outstanding which would cause a violation of Section 402 of the Sarbanes-Oxley Act or similar applicable Law, other than any such violations that would not be material to the Company and its Subsidiaries, taken as a whole.

Section 3.10 Absence of Certain Changes or Events.

(a) Since January 1, 2018 through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since January 1, 2018 through the date of this Agreement, none of the Company or any of its Subsidiaries has undertaken any action that, if taken after the date of this Agreement, would require Parent’s consent pursuant to Section 5.1(b)(C), (F), (G), (H), (I), (M), (N) (O), (P), (Q) or (R) (solely as it relates to Section 5.1(b)(C), (F), (G), (H), (I), (M), (N), (O), (P), or (Q)).

(c) Since January 1, 2018, there has not been any fact, change, circumstance, event, occurrence, condition or development that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11 Litigation. As of the date hereof, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (a) there is no Proceeding to which the Company or any of its Subsidiaries is a party pending or, to the knowledge of the Company, threatened and (b) neither the Company nor any of its Subsidiaries is subject to any outstanding Order.

Section 3.12 Company Information. The information supplied or to be supplied by the Company for inclusion in the joint proxy statement relating to the Company Shareholders’ Meeting and the Parent Stockholders’ Meeting, which will be used as a prospectus of Parent with respect to the shares of Parent Common Stock issuable in connection with the Initial Merger (together with any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”) and the registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in connection with the Initial Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement/Prospectus will be included as a prospectus of Parent (together with any amendments or supplements thereto, the “Form S-4”) will not, at the time the Joint Proxy Statement/Prospectus is first mailed to the Company’s shareholders and Parent’s stockholders, at the time of the Company Shareholders’ Meeting and the Parent Stockholders’ Meeting or at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Subs for inclusion or incorporation by reference therein.

Section 3.13 Tax Matters.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole,

(i) (A) The Company and each of its Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; (B) the Company and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, except, in each case of clauses (A) and (B), with respect to matters contested in good faith or for which adequate reserves have been established, in accordance with GAAP; and (C) as of the date of this Agreement, there are not pending, or to the Company’s knowledge, threatened in writing, any audits, examinations, investigations or other administrative or judicial proceedings in respect of Taxes of the Company or any of its Subsidiaries, in each case, other than in respect of matters for which adequate reserves have been established, in accordance with GAAP.

(ii) There are no Liens for Taxes on any property of the Company or any of its Subsidiaries other than any Lien for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings or for which adequate reserves have been established in accordance with GAAP.

(iii) The Company has not been a “controlled corporation” or a “distributing corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two-year period ending on the date hereof.

(iv) None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(v) During the past three years, neither the Company nor any of its Subsidiaries has received any claim or inquiry from a Taxing Authority in a jurisdiction in which neither the Company nor any of its Subsidiaries has filed any income or franchise Tax Returns asserting that the Company or such Subsidiary is or may be subject to income or franchise taxation by, or required to file income or franchise Tax Returns in, that jurisdiction.

(vi) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has a permanent establishment in any jurisdiction outside its jurisdiction of incorporation or formation.

(b) Neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Initial Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (disregarding for this purpose the “continuity of interest” requirement set forth in Treasury Regulations Section 1.368-1(e)).

(c) Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 3.13, to the extent relating to Taxes or Tax matters, Section 3.4(d), and, to the extent expressly referring to Code sections, Section  3.9 are the sole and exclusive representations of the Company with respect to Taxes and Tax matters.

Section 3.14 Employment and Labor Matters.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement (each, a “Collective Bargaining Agreement”) covering employees in the United States, nor, as of the date of this Agreement, is the Company or any of its Subsidiaries negotiating entry into such an agreement covering employees in the United States.

(b) As of the date hereof, (i) there is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Company’s knowledge, threatened, which would be material to the Company and its Subsidiaries taken as a whole, or which would materially impact the operations of the Company and its Subsidiaries in North America, Europe or Latin America; (ii) there is no material pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity; and (iii) the Company and its Subsidiaries have complied in all material respects with all Laws regarding employment and employment practices (including anti-discrimination), terms and conditions of employment and wages and hours (including classification of employees and equitable pay practices) and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and no material claims relating to non-compliance with the foregoing are pending or, to the Company’s knowledge, threatened.

Section 3.15 Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company or a Subsidiary of the Company has good and valid title to the real estate owned by the Company or any of its Subsidiaries (the “Company Owned Real Property”) and to all of the buildings, structures and other improvements thereon, free and clear of all Liens (other than Company Permitted Liens), (b) the Company or a Subsidiary of the Company has a good and valid leasehold interest in each material Company Lease, free and clear of all Liens (other than Company Permitted Liens), (c) none of the Company or any of its Subsidiaries has received written notice of any material default under any agreement evidencing any Lien or other agreement affecting the Company Owned Real Property or any Company Lease, which default continues on the date of this Agreement and (d) Section 3.15 of the Company Disclosure Schedule sets forth an accurate and complete list of all material Company Owned Real Property and each Company Lease requiring an annual payment in excess of $2,000,000.

Section 3.16 Intellectual Property.

(a) The Patents, pending Patent applications, registered Marks, pending applications for registration of Marks and registered Copyrights owned by the Company or any of its Subsidiaries are referred to collectively as the “Company Registered Intellectual Property”, all of which are set forth in Section 3.16(a) of the Company Disclosure Schedule. No material registrations or applications for Company Registered Intellectual Property have expired or been cancelled or abandoned except in accordance with the expiration of the term of such rights, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries own all right, title, and interest, free and clear of all Liens (except for Company Permitted Liens) to, or otherwise have a valid and enforceable right to use, all Intellectual Property necessary for or used in the conduct of the business of the Company and its Subsidiaries as currently conducted, except as would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect.

(c) (i) To the Company’s knowledge, the conduct of the business of the Company and its Subsidiaries does not infringe, violate or constitute misappropriation of any material Intellectual Property of any third Person in any material respect, (ii) to the Company’s knowledge, as of the date hereof, no third Person is infringing, violating, or misappropriating, in any material respect, any material Intellectual Property owned by the Company or its Subsidiaries and (iii) as of the date hereof, there is no pending claim or asserted claim in writing (including any “cease and desist” letters and invitations to license) asserting that the Company or any Subsidiary has infringed, violated or misappropriated, in any material respect, or is infringing, violating or misappropriating, in any material respect, any material Intellectual Property rights of any third Person.

(d) Except as would not be material to the Company and its Subsidiaries taken as a whole, (i) the Company and its Subsidiaries have implemented (A) commercially reasonable measures to protect the confidentiality, integrity and security of the Company’s and its Subsidiaries’ material Trade Secrets, Company software and other material Company IT Assets (and the information and transactions stored or contained therein or transmitted thereby); and (B) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan; and (ii) the Company IT Assets used by the Company and its Subsidiaries perform the functions necessary to carry on the conduct of their respective businesses.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have taken all customary and commercially reasonable measures to protect the confidentiality of the material Trade Secrets of the Company and its Subsidiaries and third party confidential information provided to the Company or any of its Subsidiaries that the Company or such Subsidiary is obligated to maintain in confidence; (ii) the Company and its Subsidiaries comply in all material respects with their internal policies and procedures and with the Payment Card Industry Data Security Standard and any other legally binding credit card company and other legal requirements, to the extent applicable, relating to privacy, data protection, and the collection, retention, protection and use of Sensitive Data and personal information collected, used, or held for use by (or on behalf of) the Company and its Subsidiaries; (iii) there are no claims pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries alleging a violation of any third Person’s privacy or personal information or data rights; and (iv) since January 1, 2015, to the Company’s knowledge, there has been no unauthorized access, unauthorized acquisition or disclosure, or any loss or theft, of Sensitive Data of the Company, its Subsidiaries or its customers while such Sensitive Data is in the possession or control of the Company, its Subsidiaries or third-party vendors.

(f) The Company has a policy or practice of obtaining, to the extent legally permissible, from each employee, consultant or independent contractor of the Company and its Subsidiaries who are involved in, or who contribute to, the creation or development of any of the Company’s Intellectual Property, an agreement providing for the assignment of all Intellectual Property rights arising therefrom to the Company or one of its Subsidiaries, and to the Company’s knowledge, the Company has complied with such policy and practice in all material respects.

Section 3.17 Opinion of Financial Advisor. The Company Board has received the written opinion of Centerview Partners LLC, dated June 28, 2018, that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing such opinion as set forth therein, the Merger Consideration to be paid to the holders of Company Common Shares in the Initial Merger (other than Cancelled Shares, Converted Shares, Dissenting Shares and Company Common Shares held by any affiliate of the Company or Parent), pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 3.18 Material Contracts.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) (other than any Company Benefit Plan);

(ii) any Contract with the 50 largest customers of the Company and its Subsidiaries, taken as a whole, based on budgeted receipts for the fiscal year ended December 31, 2018 (the “Major Customers”) that expressly imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other Person or solicit any client or customer and, in each case, that following the Closing will materially restrict the ability of Parent or its Subsidiaries (other than the Surviving Company and its Subsidiaries) to so compete or solicit;

(iii) any Contract with a Major Customer that expressly obligates the Company or its Subsidiaries (or following the Closing, Parent or its Subsidiaries) to conduct business with any third party on a preferential or exclusive basis or that contains “most favored nation” or similar covenants;

(iv) any Company employment agreement with any current executive officer or any current member of the Company Board;

(v) any Contract entered into on or after January 1, 2015 that is a settlement agreement or includes a settlement agreement entered into in connection with a Proceeding and that materially restricts the operation of the business of the Company or any of its Subsidiaries;

(vi) any Contract relating to Indebtedness (other than intercompany Indebtedness owed by the Company or any wholly owned Subsidiary to any other wholly owned Subsidiary, or by any wholly owned Subsidiary to the Company) of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $1,000,000;

(vii) any Contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(viii) any Contract with the twenty largest vendors of the Company and its Subsidiaries, taken as a whole, with respect to the fiscal year ended December 31, 2017 and any Contract with the twenty largest customers of the Company and its Subsidiaries, taken as a whole, based on budgeted receipts for the fiscal year ended December 31, 2018 (the “Top Customers”), in each case based on amounts paid to such vendor or received from such customer during such period;

(ix) any Contract entered into on or after January 1, 2015 that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of sale in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) or capital stock or other equity interests of any Person, and with any outstanding obligations as of the date of this Agreement, in each case with a value in excess of $1,000,000;

(x) any material joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries; and

(xi) any Contract with an affiliate or other Person that would be required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act.

All contracts of the types referred to in clauses (i) through (xi) above are referred to herein as “Company Material Contracts.”

(b) Neither the Company nor any Subsidiary of the Company is in material breach of or default in any respect under the terms of any Company Material Contract and, to the knowledge of the Company, as of the date hereof, no other party to any Company Material Contract is in material breach of or default in any respect under the terms of any Company Material Contract, and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, prior to the date hereof through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a material breach of or default or result in the termination of or a right of termination or cancelation thereunder, accelerate the performance or obligations required thereby, or result in the loss of any material benefit under the terms of any Company Material Contract. To the knowledge of the Company, each Company Material Contract (i) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and of each other party thereto, and (ii) is in full force and effect, subject to the Enforceability Exceptions, in each case, except as would not be material to the Company and its Subsidiaries, taken as a whole. There are no disputes pending or, to the Company’s knowledge, threatened with respect to any Company Material Contract, and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to a Company Material Contract to terminate for default, convenience or otherwise, any Company Material Contract, in each case, except as would not be material to the Company and its Subsidiaries, taken as a whole.

Section 3.19 Finders or Brokers. Except for Centerview Partners LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Mergers.

Section 3.20 State Takeover Statutes. Assuming the accuracy of the Parent’s representations and warranties set forth in Section 4.18, no state “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other anti-takeover or similar Laws (each, a “Takeover Statute”) is applicable to this Agreement, the Mergers or any of the other transactions contemplated by this Agreement. The Company Board has taken all actions necessary to render all potentially applicable Takeover Statutes inapplicable to this Agreement, the Mergers and the other transactions contemplated by this Agreement.

Section 3.21 Data Privacy.

(a) The Company and each of its Subsidiaries (i) are and, since January 1, 2015, have been in material compliance with their published privacy policies and guidelines, contractual obligations and, to the knowledge of the Company, all applicable Laws relating to data privacy, data collection, data protection and data security and (ii) take and have implemented and maintain commercially reasonable administrative, technical and physical measures to ensure that personally identifiable information is protected against loss, damage, and unauthorized access, use, modification or other misuse.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries have made all required disclosures to, and obtained any necessary consents from, users, customers, employees, contractors, Governmental Entities and other applicable Persons required by applicable Law related to data privacy, data collection, data protection and data security and have filed any required registrations with the applicable data protection authority.

Section 3.22 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the material insurance policies and fidelity bonds and all material self-insurance programs and arrangements relating to the business, equipment, properties, employees, officers or directors, assets and operations of the Company and its Subsidiaries (collectively, the “Company Insurance Policies”) is in full force and effect, all premiums due and payable thereon have been paid when due and the Company is in compliance in all material respects with the terms and conditions of such Company Insurance Policies. The Company has not received any written notice regarding any invalidation or cancellation of any Company Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage.

Section 3.23 No Other Representations or Warranties; Investigation.

(a) Except for the representations and warranties expressly set forth in this Article III (as qualified by the Company Disclosure Schedule), none of the Company, any of its Affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance by Parent, Merger Subs or any of their respective Affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents (collectively, “Representatives”) on any such representation or warranty) with respect to the Company, its Subsidiaries or its and their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Subs or their respective Affiliates or Representatives in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in this Article III (as qualified by the Company Disclosure Schedule), neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Subs or their Affiliates or Representatives or any other Person resulting from Parent’s, Merger Subs’ or their Affiliates’ or Representatives’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Subs or their Affiliates or Representatives, including any information made available in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Subs or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement.

(b) The Company has conducted its own independent review and analysis of the business, operations, assets, Contracts, Intellectual Property, real estate, technology, liabilities, results of operations, financial condition and prospects of Parent and its Subsidiaries, and acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of Parent and its Subsidiaries that it and its Representatives have requested to review and that it and its Representatives have had the opportunity to meet with the management of Parent and to discuss the business and assets of Parent and its Subsidiaries. The Company acknowledges that neither Parent nor any Person on behalf of Parent makes, and the Company has not relied upon, any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or with respect to any other information provided to the Company in connection with the transactions contemplated by this Agreement including the accuracy, completeness or currency thereof other than the representations and warranties contained in Article IV (as qualified by the Parent Disclosure Schedule). Without limiting the foregoing, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article IV hereof (as qualified by the Parent Disclosure Schedule) or in the event of fraud, the Company acknowledges and agrees that neither Parent nor any other Person will have or be subject to any liability or other obligation to the Company or its Affiliates or Representatives or any other Person resulting from the Company’s or its Affiliates’ or Representatives’ use of any information, documents, projections, forecasts or other material made available to the Company or its Affiliates or Representatives, including any information made available in the electronic data room maintained by or on behalf of Parent or its Representatives for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its Representatives or in any other form in connection with the transactions contemplated by this Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except (a) as disclosed in any form, document or report publicly filed with or publicly furnished to the SEC by Parent or any of its Subsidiaries at least five Business Days prior to the date hereof (excluding any disclosures set forth in any “risk factors,” “forward-looking statements” or “market risk” or any similar section, in each case to the extent they are cautionary, predictive or forward-looking in nature) or (b) as disclosed in corresponding sections or subsections of the disclosure schedule delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”), it being hereby acknowledged and agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall be deemed disclosed only with respect to the corresponding section or subsection or any other section or subsection of this Agreement to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent on its face, Parent and Merger Subs jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub I is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio. Merger Sub II is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Ohio. Each of Parent and each Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b) Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted except where the failure to be in good standing or have such power or authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of Parent, each Merger Sub and their Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Parent has made available to the Company prior to the date of this Agreement a true and complete copy of Parent’s certificate of incorporation and bylaws, Merger Sub I’s articles of incorporation and code of regulations and Merger Sub II’s certificate of formation and limited liability company agreement (collectively, the “Parent Organizational Documents”), in each case, as amended through the date hereof. The Parent Organizational Documents are in full force and effect, and Parent is not in material violation of any of their provisions.

Section 4.2 Capital Stock and Indebtedness.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of common stock, par value $0.001 per share (the “Parent Common Stock”) and 5,000,000 shares of preferred stock, par value $0.001 per share. As of June 21, 2018, (i) 39,689,871 shares of Parent Common Stock were issued and outstanding (not including shares held in treasury but including 366,144 shares subject to Parent Restricted Share Awards), (ii) 1,698,352 shares of Parent Common Stock were held in treasury, (iii) 627,130 shares of Parent Common Stock were issuable upon the exercise of outstanding Parent Options, which had a weighted average exercise price of $74.96, (iv) 68,563 shares of Parent Common Stock were subject to Parent RSU Awards with time-based vesting, (v) 235,319 shares of Parent Common Stock were subject to Parent PSU Awards (assuming achievement of the applicable performance goals at the maximum level) and (vi) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and are free of preemptive rights.

(b) Except as set forth in this Section 4.2, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, calls, puts, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (i) obligating Parent or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, put, convertible securities, exchangeable securities or other similar right, agreement or commitment relating to the capital stock or other equity interest of Parent or any Subsidiary of Parent or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. As of the date of this Agreement there are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of Parent or any of its Subsidiaries. Parent does not have in place, nor is it subject to, a stockholder rights plan, “poison pill” or similar plan or instrument that would prevent the Mergers.

(c) Except as would not be material to Parent and its Subsidiaries, taken as a whole, Parent or a Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of Parent, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights in favor of any Person other than Parent or a Subsidiary of Parent.

Section 4.3 Corporate Authority Relative to this Agreement; Consents and Approvals; No Violation.

(a) Each of Parent and each Merger Sub has the requisite corporate power or limited liability power, as applicable, and authority to execute and deliver this Agreement and, subject to the approval of the Parent Share Issuance by a majority of the votes cast by holders of outstanding shares of Parent Common Stock (the “Parent Stockholder Approval”), to consummate the transactions contemplated hereby, including the Mergers. The execution, delivery and performance by Parent and each Merger Sub of this Agreement and the consummation by each of them of the transactions contemplated hereby, including the Mergers, have been duly and validly authorized by the Parent Board and the Board of Directors of Merger Sub I and the managers of Merger Sub II and, except for the adoption of this Agreement by Parent, as the sole stockholder of Merger Sub I and as the sole member of Merger Sub II (which such adoption shall occur immediately following the execution of this Agreement), the Parent Stockholder Approval and the filing of the Initial Certificates of Merger and the Subsequent Certificates of Merger with the Secretary of State of the State of Ohio and the Secretary of State of the State of Delaware, no other corporate action or proceedings on the part of Parent or either Merger Sub, or other vote of Parent’s stockholders, Merger Sub’s sole shareholder or Merger Sub II’s sole member, are necessary to authorize the execution and delivery by Parent and Merger Subs of this Agreement or the consummation of the transactions contemplated hereby, including the Mergers. (i) The Parent Board has

(A) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of Parent and its stockholders, (B) declared it advisable to enter into this Agreement (C) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, (D) resolved to recommend that the holders of Parent Common Stock approve the Parent Share Issuance (the “Parent Recommendation”) and (E) directed that the Parent Share Issuance be submitted for consideration by Parent’s stockholders at a meeting thereof, (ii) the Board of Directors of Merger Sub I has (A) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of Merger Sub I and its sole shareholder, (B) approved the Mergers, on the terms and subject to the conditions set forth in this Agreement, (C) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers and (D) resolved to recommend that the sole shareholder of Merger Sub I adopt this Agreement and (iii) the managers of Merger Sub II have (A) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of Merger Sub II and its sole member, (B) approved the Mergers, on the terms and subject to the conditions set forth in this Agreement, (C) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers and (D) resolved to recommend that the sole member of Merger Sub II adopt this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Subs and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Subs and is enforceable against Parent and Merger Subs in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

(b) Other than in connection with or in compliance with the Transaction Approvals, no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is required to be made or obtained under applicable Law for the consummation by Parent or either Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings that are not required to be made or obtained prior to the consummation of such transactions or that the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and Merger Subs of this Agreement does not, and (assuming the Transaction Approvals are obtained) the consummation of the transactions contemplated hereby, and compliance with the provisions hereof will not, (i) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Parent Permitted Liens) upon any of the respective properties or assets of Parent, either Merger Sub or any of their Subsidiaries pursuant to, any Contract to which Parent, either Merger Sub or any their Subsidiaries is a party or by which they or any of their respective properties or assets is bound, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the Parent Organizational Documents or (iii) conflict with or violate any applicable Laws except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Reports and Financial Statements.

(a) Parent has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since January 1, 2015 (all such forms, documents and reports filed or furnished by Parent since such date, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is, or at any time since January 1, 2015 has been, required to file any forms, reports or other documents with the SEC. As of the date hereof, none of the Parent SEC Documents is the subject of ongoing SEC review. As of the date hereof, there are no inquiries or investigations by the SEC or any Governmental Entity or any internal investigations pending or, to the knowledge of Parent, threatened, in each case regarding any accounting practices or financial statements of Parent or any of its Subsidiaries.

(b) Since January 1, 2015, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(c) Since January 1, 2015, each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE.

(d) The consolidated financial statements (including all related notes and schedules) of Parent included in or incorporated by reference into the Parent SEC Documents (i) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments that are not material and to any other adjustments described therein, including the notes thereto), (ii) were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply as to form in all material respects with the applicable accounting requirements under the Securities Act, the Exchange Act and the applicable rules and regulations of the SEC.

(e) Neither Parent nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), other than those that would be de minimis to the Parent and its Subsidiaries, taken as a whole.

(f) Since January 1, 2015, (i) none of Parent or any of its Subsidiaries has received any written material complaint, allegation, assertion or claim regarding the financial accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or any material complaint, allegation, assertion or claim from employees of Parent or any of its Subsidiaries regarding questionable financial accounting or auditing matters with respect to Parent or any of its Subsidiaries and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported credible evidence of any material violation of securities Laws, breach of fiduciary duty or similar material violation by Parent, any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.

Section 4.5 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to ensure that all information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-

Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended November 30, 2017, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud or allegations of fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof. Each of Parent and its Subsidiaries has substantially addressed any such deficiency, material weakness or fraud.

Section 4.6 No Undisclosed Liabilities. There are no Liabilities of Parent or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries for inclusion in a report required to be filed with the SEC, except for (i) Liabilities that are reflected or reserved against on the consolidated balance sheet of Parent and its Subsidiaries included in its Annual Report on Form 10-K for the annual period ended November 30, 2017 (including any notes thereto), (ii) Liabilities arising in connection with the transactions contemplated hereby or in connection with obligations under existing Contracts or applicable Law, (iii) Liabilities incurred in the ordinary course of business since November 30, 2017, (iv) Liabilities that have been discharged or paid in full in the ordinary course of business and (v)  Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Compliance with Law; Permits.

(a) Parent and each of its Subsidiaries are, and since January 1, 2015 have been, in material compliance with all applicable Laws. Since January 1, 2015, neither Parent nor any of its Subsidiaries has received any written notice or, to Parent’s knowledge, other communication from any Governmental Entity regarding any actual or alleged failure to comply with any Law in a material respect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries hold all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted.

(c) To Parent’s knowledge, none of Parent or its Subsidiaries, or any director, officer, employee or agent of Parent or any of its Subsidiaries, in each case, acting on behalf of Parent or any of its Subsidiaries, has in the past five years, directly or indirectly, (i) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries; or (iii) violated or is in violation of applicable Bribery Legislation.

(d) To Parent’s knowledge, none of Parent or any of its Subsidiaries, or any director, officer, employee or agent of Parent or any of its Subsidiaries, (i) is a Sanctioned Person; (ii) has in the past five years engaged in direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of Parent or any of its Subsidiaries, except pursuant to a license from the United States; or (iii) has in the past five years violated, or engaged in any conduct sanctionable under, any Sanctions Law.

(e) Notwithstanding anything contained in this Section 4.7, no representation or warranty shall be deemed to be made in this Section 4.7 in respect of the matters referenced any other section of this Article IV, including in respect of Tax or employee benefits matters.

Section 4.8 Employee Benefit Plans(a) . Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither the execution of this Agreement nor the completion of the transactions contemplated hereby (either alone or in conjunction with any other event) will result in (i) any compensation payment becoming due to any employee of Parent or any of its Subsidiaries, (ii) the acceleration of vesting or payment or provision of any other rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any employee of Parent or any of its Subsidiaries, or (iii) any increase to the compensation or benefits otherwise payable under any Parent Benefit Plan.

Section 4.9 Absence of Certain Changes or Events.

(a) Since January 1, 2018 through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since January 1, 2018, there has not been any fact, change, circumstance, event, occurrence, condition or development that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.10 Litigation. As of the date hereof, except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, (a) there is no Proceeding to which Parent or any of its Subsidiaries is a party pending or, to the knowledge of Parent, threatened and (b) neither Parent nor any of its Subsidiaries is subject to any outstanding Order.

Section 4.11 Parent and Merger Subs Information. The information supplied or to be supplied by Parent or either Merger Sub for inclusion in the Joint Proxy Statement/Prospectus and the Form S-4 will not, at the time the Joint Proxy Statement/Prospectus is first mailed to the Company’s shareholders and Parent’s stockholders, at the time of the Company Shareholders’ Meeting and the Parent Stockholders’ Meeting or at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or either Merger Sub with respect to statements made therein based on information supplied by the Company for inclusion or incorporation by reference therein.

Section 4.12 Tax Matters.

(a) Parent has not been a “controlled corporation” or a “distributing corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two-year period ending on the date hereof. None of Parent or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(b) Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Initial Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (disregarding for this purpose the “continuity of interest” requirement set forth in Treasury Regulations Section 1.368-1(e)).

Section 4.13 Opinion of Financial Advisor. The Parent Board has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated the date of this Agreement, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions and limitations set forth in such opinion, the Merger Consideration being paid by Parent in the Mergers, pursuant to this Agreement, is fair, from a financial point of view, to Parent.

Section 4.14 Finders or Brokers. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Mergers.

Section 4.15 Availability of Funds; Solvency.

(a) Parent will have at and as of the Closing Date sufficient available funds to consummate the Mergers and to make all payments required to be made in connection therewith, including payment of the aggregate Merger Consideration, any payments made in respect of equity compensation obligations to be paid in connection with the transactions contemplated hereby, the payment of any debt required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Mergers (including all Indebtedness of the Company and its Subsidiaries required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Mergers and the other transactions contemplated hereby) and all premiums and fees required to be paid in connection therewith and all other amounts to be paid pursuant to this Agreement and associated costs and expenses of the Mergers. As of the date of this Agreement, Parent has no reason to believe that the representations contained in the immediately preceding sentence will not be true at and as of the Closing Date. Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or either Merger Sub hereunder.

(b) Immediately after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the transactions contemplated by this Agreement), (i) Parent and its Subsidiaries, taken as a whole, will not have incurred Indebtedness beyond their ability to pay such Indebtedness as it matures or becomes due, (ii) the then present fair saleable value of the assets of Parent and its Subsidiaries, taken as a whole, will exceed the amount that will be required to pay their probable Liabilities (including the probable amount of all contingent Liabilities) and Indebtedness as it becomes absolute or matured, (iii) the assets of Parent and its Subsidiaries, taken as a whole, at a fair valuation, will exceed their probable Liabilities (including the probable amount of all contingent Liabilities) and Indebtedness and (iv) Parent and its Subsidiaries, taken as a whole, will not have unreasonably small capital to carry on their businesses as presently conducted or as proposed to be conducted.

Section 4.16 Financing.

(a) Parent has received and accepted an executed and binding debt commitment letter dated as of the date hereof, a true, correct and complete copy of which has been delivered to the Company (the “Debt Commitment Letter”) from the Debt Financing Sources party thereto pursuant to which the Debt Financing Sources have agreed, subject to the terms and conditions thereof, to provide the debt amounts set forth therein. The financings referred to in the Debt Commitment Letter are collectively referred to in this Agreement as the “Debt Financing”.

(b) As of the date hereof, the obligations of the Debt Financing Sources to fund the Debt Financing under the Debt Commitment Letter are not subject to any conditions precedent or other contingencies, except as set forth in the Debt Commitment Letter and the Fee Letters described below. Except for a customary fee letter related to the Debt Financing, a true, correct and complete copy of which has been provided to the Company with only the amount of fees, “pricing flex” and other economic terms therein redacted (none of which (i) subject the funding of the Debt Financing to any additional conditions precedent or other contingencies or (ii) could reduce the total amount of the Debt Financing available to Parent or either Merger Sub on the Closing Date), and a customary fee credit letter related to the Debt Financing and a customary engagement letter related to the Debt Financing (neither of which (A) subject the funding of the Debt Financing to any additional conditions precedent or other contingencies or (B) could reduce the total amount of the Debt Financing available to Parent or either Merger Sub on the Closing Date) (collectively, such fee letter, fee credit letter and engagement letter, the “Fee Letters”), as of the date hereof, there are no side agreements or other arrangements, commitments or understandings with respect to the Debt Financing.

(c) As of the date hereof and assuming satisfaction or waiver (to the extent permitted by applicable Law) of the conditions to Parent’s and each Merger Sub’s obligations to consummate the Merger, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Debt Commitment Letter on or prior to the Closing Date, nor does Parent have knowledge, as of the date of this Agreement, that any of the Debt Financing Sources will not, or is expected not to, perform its obligations thereunder.

(d) As of the date hereof, the Debt Commitment Letter is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, of the other parties thereto. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement and will pay in full any such amounts due on or before the Closing Date.

(e) For the avoidance of doubt, in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by Parent or any Affiliate thereof or any other financing or other transactions be a condition to any of Parent’s or either Merger Sub’s obligations hereunder.

Section 4.17 Merger Subs. Each Merger Sub is a wholly owned subsidiary of Parent. As at the date of this Agreement, the authorized capital stock of Merger Sub I consists of 1,000 common shares, par value $0.0001 per share, all of which are validly issued and outstanding. Parent is the sole member of Merger Sub II and the membership interests in Merger Sub II have been validly issued. All of the issued and outstanding capital stock of Merger Sub I is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent and all of the issued and outstanding membership interests of Merger Sub II is, and at the effective time of the Subsequent Merger will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. There is no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity securities of Merger Sub I or Merger Sub II. Since its date of incorporation, Merger Sub I has not, and prior to the Effective Time will not have, carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Mergers and the other transactions contemplated by this Agreement. Since its date of formation, Merger Sub II has not, and prior to the effective time of the Subsequent Merger will not have, carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto and has, and prior to the effective time of the Subsequent Merger will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Mergers and the other transactions contemplated by this Agreement. Merger Sub II is, and at the effective time of the Subsequent Merger will be, treated as a “disregarded entity” of Parent for U.S. federal income tax purposes.

Section 4.18 Ownership of Company Common Shares. Neither Parent nor any of its Affiliates or Subsidiaries beneficially owns any Company Common Shares or is, or has been at any time during the period commencing three years prior to the date hereof through the date hereof, an “interested shareholder” of the Company, as such term is defined in Section 1704.01 of the Ohio Revised Code.

Section 4.19 State Takeover Statutes. No Takeover Statute is applicable to this Agreement, the Mergers or any of the other transactions contemplated by this Agreement. The Parent Board has taken all actions necessary to render all potentially applicable Takeover Statutes inapplicable to this Agreement, the Mergers and the other transactions contemplated by this Agreement.

Section 4.20 No Other Representations and Warranties; Investigation.

(a) Except for the representations and warranties expressly set forth in this Article IV (as qualified by the Parent Disclosure Schedule), none of Parent, either Merger Sub, any of their respective Affiliates or any other Person on behalf of Parent or either Merger Sub makes any express or implied representation or warranty (and there is and has been no reliance by the Company or any of its Representatives on any such representation or warranty) with respect to Parent, either Merger Sub, their Subsidiaries or their and their Subsidiaries’ respective businesses or with respect to any other information provided, or made available, to the Company or its Affiliates or Representatives in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in this Article IV (as qualified by the Parent Disclosure Schedule), none of Parent, either Merger Sub or any other Person will have or be subject to any liability or other obligation to the Company or its Affiliates or Representatives or any other Person resulting from the Company’s or its Affiliates’ or Representatives’ use of any information, documents, projections, forecasts or other material made available to the Company or its Affiliates or Representatives, including any information made available in the electronic data room maintained by Parent for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its Representatives or in any other form in connection with the transactions contemplated by this Agreement.

(b) Each of Parent and each Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Contracts, Intellectual Property, real estate, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, and each of them acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company and its Subsidiaries that it and its Representatives have requested to review and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company and its Subsidiaries. Each of Parent and each Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and neither Parent nor either Merger Sub has relied upon, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or either Merger Sub in connection with the transactions contemplated by this Agreement including the accuracy, completeness or currency thereof other than the representations and warranties contained in Article III (as qualified by the Company Disclosure Schedule). Without limiting the foregoing, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article III (as qualified by the Company Disclosure Schedule) or in the event of fraud, each of Parent and each Merger Sub acknowledges and agrees that, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, either Merger Sub or their Affiliates of Representatives or any other Person resulting from Parent’s, either Merger Sub’s or their Affiliates’ or Representatives’ use of any information, documents, projections, forecasts or other material made available to Parent, either Merger Sub or their Affiliates or Representatives, including any information made available in the electronic data room maintained by or on behalf of the Company or its Representatives for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, either Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of the Company’s Business.

(a) During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (iii) as contemplated or required by this Agreement or (iv) as set forth in Section 5.1(a) of the Company Disclosure Schedule, subject to compliance with the restrictions in Section 5.1(b), the Company shall and shall cause each of its Subsidiaries to (A) conduct its business in the ordinary course and materially consistent with past practice and (B) use commercially reasonable efforts to maintain and preserve intact its business organization.

(b) During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (iii) as contemplated or required by this Agreement or (iv) as set forth in Section 5.1(b) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to:

(A) amend the Company Organizational Documents or otherwise take any action to exempt any Person from any provision of the Company Organizational Documents;

(B) split, combine or reclassify any capital stock, voting securities or other equity interests of the Company;

(C) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except for (1) any such transactions solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (2) the acceptance of Company Common Shares as payment for the exercise price of Company Options or (3) the acceptance of Company Common Shares, or withholding of Company Common Shares otherwise deliverable, to satisfy withholding Taxes incurred in connection with the exercise, vesting and/or settlement of Company Equity Awards; provided, that the Company may make, declare and pay quarterly cash dividends (and, with respect to the Company Equity Awards, as and if applicable, dividends or dividend equivalents) in an amount per share not in excess of $0.11 per quarter and with record dates consistent with the record dates customarily used by the Company for the payment of quarterly cash dividends, including with respect to the quarter in which the Effective Time occurs unless the Effective Time precedes the record date for such quarter;

(D) grant any Company Equity Awards or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(E) (1) issue, sell or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except pursuant to the exercise, vesting and/or settlement of Company Equity Awards outstanding as of the date hereof, or granted after the date hereof consistent with the terms of this Agreement, in each case in accordance with their terms, or (2) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;

(F) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or other reorganization, other than the Mergers and other than any mergers, consolidations or reorganizations solely among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(G) incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any Indebtedness for borrowed money or issue or sell any debt securities or any rights to acquire any debt securities, except for (1) any indebtedness for borrowed money among the Company and its Subsidiaries or among Subsidiaries of the Company, (2) guarantees by the Company of Indebtedness for borrowed money of Subsidiaries of the Company or guarantees by Subsidiaries of the Company of Indebtedness for borrowed money of the Company or any of its Subsidiaries, which Indebtedness is incurred in compliance with this clause (G) or is outstanding on the date hereof, (3) Indebtedness for commercial paper or Indebtedness incurred pursuant to agreements entered into by the Company or any Subsidiary of the Company in effect prior to the execution of this Agreement, and (4) additional Indebtedness for borrowed money incurred by the Company or any of its Subsidiaries not to exceed $10,000,000 in aggregate principal amount outstanding, in the case of each of clauses (2) and (3), in the ordinary course of business and consistent with past practice;

(H) other than in accordance with contracts or agreements in effect on the date hereof, sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets having a value in excess of $2,000,000 individually or $5,000,000 in the aggregate to any Person (other than to the Company or a wholly owned Subsidiary of the Company and other than (1) sales of inventory, (2) sales of rental equipment in the ordinary course or obsolete or worthless equipment, or (3) commodity, purchase, sale or hedging agreements that can be terminated upon 90 days or less notice without penalty (which term shall not be construed to include customary settlement costs), and power contracts, in each case in the ordinary course of business);

(I) acquire any assets (other than acquisitions of assets in the ordinary course of business or transactions of a type described in any other subsection of this Section 5.1(b) that are not prohibited by such subsection) or any other Person or business of any other Person (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) or make any investment in any Person, in each case other than a wholly owned Subsidiary of the Company (or any assets thereof), either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any Person other than a wholly owned Subsidiary of the Company, if such acquisition or investment is in excess of $2,000,000 individually or $5,000,000 in the aggregate;

(J) except as required by any Collective Bargaining Agreement or Company Benefit Plan, (1) establish, adopt, materially amend or terminate any material Company Benefit Plan or create or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a material Company Benefit Plan if it were in existence as of the date of this Agreement, except for adoptions, amendments or terminations in the ordinary course of business that do not materially increase costs, (2) increase in any manner the compensation (including severance, change-in-control and retention compensation) or benefits of any current or former employees of the Company or its Subsidiaries, except for increases in the ordinary course of business consistent with past practice, (3) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than in the ordinary course of business consistent with past practice, (4) accelerate any rights or benefits under any Company Benefit Plan, or (5) accelerate the time of vesting or payment of any award under any Company Benefit Plan;

(K) accelerate, terminate or cancel, or waive, release or assign any material term of, or right, obligation or claim under, any Company Material Contract (other than expiration of any such Company Material Contract in accordance with its term) or amend or modify any Company Material Contract in a manner that is materially adverse to the Company or any of its Subsidiaries, in each case other than in the ordinary course;

(L) enter into (1) any Company Lease requiring an annual payment in excess of $2,000,000 or (2) any procurement Contract with continuing obligations for the Company or any of its Subsidiaries which extend more than 12 months from the date of such Contract that is expected to involve amounts to be paid by or obligations of, the Company or any of its Subsidiaries in excess of $2,000,000 in any 12 month period (except, in the case of this clause (2), for agreements of a type described in any other subsection of this Section 5.1(b) that are not prohibited by such subsection);

(M) make any material loans or advances, except for operating leases and extensions of credit terms to customers in the ordinary course of business;

(N) other than in the ordinary course of business, (1) amend any material Tax Return, (2) make, change or revoke any material Tax election, (3) settle or compromise any material Tax claim or assessment by any Governmental Entity for an amount that exceeds (other than by a de minimis amount) the amount reserved, in accordance with GAAP, on the consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the annual period ended December 31, 2017 (4) surrender or waive any right to claim a material Tax refund or (5) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(O) other than in the ordinary course of business, settle, compromise or otherwise resolve any Proceedings (excluding any audit, claim or other proceeding in respect of Taxes) in a manner resulting in liability for, or restrictions on the conduct of business by, the Company or any of its Subsidiaries, other than settlements of, compromises for or resolutions of any Proceedings (1) funded, subject to payment of a deductible, by insurance coverage maintained by the Company or any of its Subsidiaries or (2) for payment of less than $2,500,000 (after taking into account insurance coverage maintained by the Company or any of its Subsidiaries) in the aggregate beyond the amounts reserved on the consolidated financial statements of the Company;

(P) make or commit to make capital expenditures exceeding $2,000,000 individually, other than capital expenditures contemplated in the Company’s capital expenditure budget for the fiscal year ending December 31, 2018, as disclosed to Parent prior to the date hereof; provided, that, in the event the Effective Time has not occurred prior to January 1, 2019, the Company may establish a capital expenditure budget for the fiscal year ending December 31, 2019 in an amount no greater than 110% in the aggregate of the capital expenditure budget for the fiscal year ending December 31, 2018, and also make or commit to make capital expenditures in accordance with such budget;

(Q) implement or adopt any material change in its tax or financial accounting principles or methods, other than as may be required by GAAP or applicable Law; or

(R) agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.1(b).

(c) If, during the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, the Company or any of its Subsidiaries enters into a Specified Contract, the Company shall notify Parent reasonably promptly after the date thereof, but in any event no later than three (3) Business Days thereafter.

Section 5.2 Conduct of Parent’s Business.

(a) During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), (iii) as contemplated or required by this Agreement or as set forth in or otherwise contemplated by the Debt Commitment Letter, or in connection with the Debt Financing or any amendments, modifications or replacements thereof, or (iv) as set forth in Section 5.2(a) of the Parent Disclosure Schedule, subject to compliance with the restrictions in Section 5.2(b), each of Parent and each Merger Sub shall, and shall cause each of its Subsidiaries to, (A) conduct its business in the ordinary course and materially consistent with past practice and (B) use commercially reasonable efforts to maintain and preserve intact its business organization.

(b) During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), (iii) as contemplated or required by this Agreement, (iv) as set forth in Section 5.2(b)(i) of the Parent Disclosure Schedule or (v) in connection with a change in control of Parent, each of Parent and each Merger Sub shall not, and shall not permit any of its Subsidiaries to take those actions set forth on Section 5.2(b)(ii) of the Parent Disclosure Schedule.

(c) During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a material portion of the assets of or equity in, any Person (a “Specified Acquisition”) if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition as applicable, could reasonably be expected to (i) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of Parent to procure, any authorizations, consents, orders, declarations or approvals of any Governmental Entity or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated hereby or (ii) materially increase the risk of any Governmental Entity entering an order, ruling, judgment or injunction prohibiting the consummation of the transactions contemplated hereby or (iii) take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Parent to consummate the transactions contemplated hereby.

Section 5.3 Access.

(a) For purposes of furthering the transactions contemplated hereby, the Company shall afford Parent and its Representatives reasonable access during normal business hours upon reasonable advance notice to the Company, throughout the period from the date hereof until the earlier of the termination of this Agreement and the Effective Time, to its and its Subsidiaries’ personnel, properties, contracts, commitments, books and records and such other information concerning its business, properties and personnel as Parent may reasonably request. Notwithstanding anything to the contrary contained in this Section 5.3(a), any document, correspondence or information or other access provided pursuant to this Section 5.3(a) may be redacted or otherwise limited to the extent required to prevent disclosure of information concerning the valuation of the Company, Parent and the Mergers or other similarly confidential or competitively sensitive information. All access pursuant to this Section 5.3(a) shall be (i) conducted in such a manner as not to interfere unreasonably with the normal operations of the Company or any of its Subsidiaries and (ii) coordinated through the General Counsel of the Company or a designee thereof.

(b) In the event of (i) an occurrence which would make it reasonably likely that any of the conditions set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c) would not be met or (ii) the Company Board determining in good faith that it could be entitled to make a Company Adverse Recommendation Change pursuant to Section 5.4(e) or Section 5.4(f) or cause the Company to terminate this Agreement in accordance with Section 7.1(i), and the Company Board needs such information from the Parent to make such determination, at the Company’s request, Representatives of Parent will meet with Representatives of the Company and provide the Company with information reasonably requested in connection with the foregoing.

(c) Notwithstanding anything to the contrary contained in this Section 5.3, neither the Company nor Parent, as applicable, nor any of its Subsidiaries shall be required to provide any access, or make available any document, correspondence or information, if doing so would, in the judgment of its legal counsel, (i) jeopardize the attorney-client privilege of the Company or Parent, as applicable, or any of its Subsidiaries or (ii) conflict with any (A) Law applicable to the Company or any of its Subsidiaries or the assets, or operation of the business, of the Company or Parent, as applicable, or any of its Subsidiaries or (B) Contract to which the Company or Parent, as applicable, or any of its Subsidiaries is a party or by which any of their assets or properties are bound; provided, that in such instances the party withholding access shall inform the other party of the general nature of the information being withheld and, upon the other party’s request, reasonably cooperate with the other party to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (i) and (ii).

(d) The parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the Confidentiality and Non-Disclosure Agreement, dated as of March 19, 2018, between the Company and Concentrix Corporation (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

Section 5.4 No Solicitation by the Company.

(a) Except as permitted by this Section 5.4, the Company shall not, and shall cause each of its Subsidiaries and its and their respective officers and directors, and shall instruct each of its other Representatives not to, directly or indirectly, (A) solicit, initiate, or knowingly encourage or facilitate any proposal or offer or any inquiries regarding the making of any proposal or offer, including any proposal or offer to its shareholders, that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal (other than, in response to an unsolicited inquiry, to ascertain facts from the Person making such Company Takeover Proposal for the sole purpose of clarifying the terms and conditions thereof so as to determine whether such Company Takeover Proposal constitutes, or would reasonably be expected to lead to, a Company Superior Proposal and to refer the inquiring Person to this Section 5.4 and to limit its conversation or other communication exclusively to such referral and such clarifying of terms as provided herein) or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to a Company Takeover Proposal.

(b) The Company shall, and shall cause each of its Subsidiaries and direct its and their Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Persons (other than Parent and Merger Subs) that may be ongoing with respect to a Company Takeover Proposal and shall use commercially reasonable efforts to cause any such person in possession of non-public information in respect of the Company or its Subsidiaries that was furnished by or on behalf of the Company and its Subsidiaries in connection with such Company Takeover Proposal to return or destroy (and confirm such destruction of) all such information. The Company shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality provision with respect to a Company Takeover Proposal or similar matter in any agreement to which the Company is a party; provided, that if the Company Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make a Company Takeover Proposal.

(c) Notwithstanding anything to the contrary contained in this Agreement, if at any time after the date of this Agreement and prior to obtaining the Company Shareholder Approval, the Company receives a bona fide unsolicited written Company Takeover Proposal from any Person that did not result from a breach of this Section 5.4, and if the Company Board determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Company Superior Proposal, then the Company and its Representatives may (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person that has made such Company Takeover Proposal and its Representatives (provided, that the Company shall, substantially concurrently with the delivery to such Person, provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such Person or its Representatives unless such non-public information has been previously provided to Parent) and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal. The Company shall promptly (and in any event within 24 hours) notify Parent in writing if the Company takes any of the actions in clauses (i) and (ii) above.

(d) The Company shall promptly (and in no event later than 24 hours after receipt) notify Parent in writing in the event that the Company or any of its Representatives receives a Company Takeover Proposal or any offer, proposal, inquiry or request for information or discussions relating to the Company or its Subsidiaries that would be reasonably likely to lead to or that contemplates a Company Takeover Proposal, including the identity of the Person making the Company Takeover Proposal or offer, proposal, inquiry or request and the material terms and conditions thereof. The Company shall keep Parent reasonably informed, on a reasonably current basis (but in no event more often than once every 24 hours), as to the status of (including any material developments) such Company Takeover Proposal, offer, proposal, inquiry or request.

(e) Except as permitted by this Section 5.4, neither the Company Board nor any committee thereof shall (i) (A) change, qualify, withhold, withdraw or modify, or authorize or resolve to or publicly propose or announce its intention to change, qualify, withhold, withdraw or modify, in each case in any manner adverse to Parent, or fail to include in the Joint Proxy Statement/Prospectus, the Company Recommendation, (B) approve or recommend to the shareholders of the Company, or resolve to or publicly propose or announce its intention to approve or recommend to the shareholders of the Company, a Company Takeover Proposal, (C) fail to recommend against acceptance of any Company Takeover Proposal that is structured as a tender offer or exchange offer for Company Common Shares within ten Business Days after commencement of such offer, (D) fail to reaffirm the Company Recommendation within ten Business Days after a request therefor by Parent following the date any written Company Takeover Proposal (or any material written modification thereto) is first publicly disclosed by the Company or the Person making the written Company Takeover Proposal (provided that Parent may not make such a request more than once for each Company Takeover Proposal or material modification thereto) or (E) agree or publicly propose to do any of the foregoing (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.4(c)) (a “Company Acquisition Agreement”). Notwithstanding anything to the contrary set forth in this Agreement, at any time after the date of this Agreement and prior to the time the Company Shareholder Approval is obtained, the Company Board may make a Company Adverse Recommendation Change if, prior to taking such action, the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, that prior to making such Company Adverse Recommendation Change, (I) the Company has given Parent at least two Business Days prior written notice of its intention to take such action specifying, in reasonable detail, the reasons therefor, and (II) upon the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with independent financial advisors and outside legal counsel, that the failure to make a Company Adverse Recommendation Change would reasonably be expected to continue to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(f) Notwithstanding the foregoing, at any time after the date of this Agreement and prior to the time the Company Shareholder Approval is obtained, if the Company Board has determined in good faith, after consultation with independent financial advisors and outside legal counsel, that a written Company Takeover Proposal made after the date hereof constitutes a Company Superior Proposal, the Company Board may, subject to compliance with this Section 5.4(f), (i) make a Company Adverse Recommendation Change or (ii) cause the Company to terminate this Agreement in accordance with Section 7.1(i) in order to enter into a definitive agreement relating to such Company Superior Proposal subject to paying the Company Termination Fee in accordance with Section 7.3; provided, that prior to so making a Company Adverse Recommendation Change or terminating this Agreement, (A) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action, including the material terms and conditions of, and the identity of the Person making, any such Company Superior Proposal and has contemporaneously provided to Parent a copy of the Company Superior Proposal and a copy of any proposed Company Acquisition Agreements (which version shall be updated, as applicable, promptly), (B) at the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its independent financial advisors and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions proposed by Parent were to be given effect, and (C) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period of two Business Days shall commence during which time the Company shall be required to comply with the requirements of this Section 5.4(f) anew with respect to such additional notice, including clauses (A) through (C) above of this proviso.

(g) Nothing contained in this Section 5.4 shall prohibit the Company or the Company Board from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (it being understood that such action may constitute a Company Adverse Recommendation Change for purposes of Section 5.4(f) and Section 7.1(h) if it otherwise satisfies the definition thereof) or (ii) from making any “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act.

Section 5.5 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and each shall file with the SEC the preliminary Joint Proxy Statement/Prospectus and (ii) Parent shall prepare and file with the SEC the Form S-4 with respect to the shares of Parent Common Stock issuable in the Initial Merger, which shall include the Joint Proxy Statement/Prospectus with respect to the Company Shareholders’ Meeting and Parent Stockholders’ Meeting. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the Mergers. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Joint Proxy Statement/Prospectus and the Form S-4. Each of the Company and Parent shall provide the other party with a reasonable period of time to review the Joint Proxy Statement/Prospectus and any amendments thereto prior to filing and shall reasonably consider any comments from the other party. Each of the Company and Parent shall respond promptly to any comments from the SEC or the staff of the SEC. Each of the Company and Parent shall notify the other party promptly of the receipt of any comments (whether written or oral) from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement/Prospectus or Form S-4 or for additional information and shall supply the other party with copies of all correspondence between it and any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement/Prospectus or Form S-4 or the transactions contemplated by this Agreement within 48 hours of the receipt thereof. The Joint Proxy Statement/Prospectus and Form S-4 shall comply as to form in all material respects with the applicable requirements of the Exchange Act and Securities Act. If at any time prior to the Company Shareholders’ Meeting or Parent Stockholders’ Meeting (or any adjournment or postponement of the Company Shareholders’ Meeting or Parent Stockholders’ Meeting) any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Joint Proxy Statement/Prospectus and Form S-4, so that the Joint Proxy Statement/Prospectus and Form S-4 would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed by the Company and/or Parent with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company and the stockholders of Parent. The Company shall cause the Joint Proxy Statement/Prospectus and Form S-4 to be mailed to the Company’s shareholders, and Parent shall cause the Joint Proxy Statement/Prospectus and Form S-4 to be mailed to Parent’s stockholders, as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act (such date, the “Clearance Date”).

(b) Subject to Section 5.4(f) and Section 5.5(c), the Company shall take all action necessary in accordance with applicable Law and the Company Organizational Documents to set a record date for, duly give notice of, convene and hold a meeting of its shareholders following the mailing of the Joint Proxy Statement/Prospectus for the purpose of obtaining the Company Shareholder Approval (the “Company Shareholders’ Meeting”) as soon as reasonably practicable following the Clearance Date. Unless the Company shall have made a Company Adverse Recommendation Change in compliance with Section 5.4(f), the Company shall include the Company Recommendation in the Joint Proxy Statement/Prospectus and shall solicit, and use its reasonable best efforts to obtain, the Company Shareholder Approval at the Company Shareholders’ Meeting (including by soliciting proxies in favor of the adoption of this Agreement) as soon as reasonably practicable.

(c) The Company shall cooperate with and keep Parent informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Joint Proxy Statement/Prospectus to its shareholders. The Company may adjourn or postpone the Company Shareholders’ Meeting (i) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable Law, (ii) if as of the time that the Company Shareholders’ Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient Company Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting, (iii) if the Company reasonably determines in good faith that the Company Shareholder Approval is unlikely to be obtained or (iv) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed). Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s shareholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the shareholders of the Company at the Company Shareholders’ Meeting.

(d) Subject to Section 5.5(e), Parent shall take all action necessary in accordance with applicable Law and the Parent Organizational Documents to set a record date for, duly give notice of, convene and hold a meeting of its stockholders following the mailing of the Joint Proxy Statement/Prospectus for the purpose of obtaining the Parent Stockholder Approval (the “Parent Stockholders’ Meeting”) as soon as reasonably practicable following the Clearance Date. Parent shall include the Parent Recommendation in the Joint Proxy Statement/Prospectus and shall solicit, and use its reasonable best efforts to obtain, the Parent Stockholder Approval at the Parent Stockholders’ Meeting (including by soliciting proxies in favor of the adoption of this Agreement) as soon as reasonably practicable.

(e) Parent shall cooperate with and keep the Company informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Joint Proxy Statement/Prospectus to its stockholders. Parent may adjourn or postpone the Parent Stockholders’ Meeting (i) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Parent Board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable Law, (ii) if as of the time that the Parent Stockholders’ Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, (iii) if Parent reasonably determines in good faith that the Parent Stockholder Approval is unlikely to be obtained or (iv) with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed). Without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), the approval of the Parent Share Issuance shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by Parent’s stockholders in connection with the adoption of this Agreement) that Parent shall propose to be acted on by the stockholders of Parent at the Parent Stockholders’ Meeting.

Section 5.6 Employee Matters.

(a) Effective as of the Effective Time and during the one-year period immediately following the Effective Time, Parent shall provide, or shall cause the Surviving Company to provide, to each employee of the Company or its Subsidiaries who was an employee immediately prior to the Effective Time and who continues to be employed by Parent or the Surviving Company or any of their respective Subsidiaries following the Effective Time (collectively, the “Company Employees”) base compensation and cash incentive compensation opportunities that, in each case, are no less favorable than the base compensation and cash incentive compensation opportunities that were provided to the Company Employee immediately before the Effective Time (it being understood that in the case of cash incentive compensation opportunity, the underlying performance metrics need not be no less favorable than, or use the same type of metric as, those provided immediately before the Effective Time, so long as they are of substantially comparable achievability as determined in reasonable good faith by Parent as those provided immediately before the Effective Time).

(b) Effective as of the Effective Time and during the eight-month period immediately following the Effective Time, Parent shall provide, or shall cause the Surviving Company to provide, to each Company Employee employee benefits that are, in the aggregate, no less favorable than the employee benefits that were provided to the Company Employee immediately before the Effective Time; provided, however, that nothing included in this Section 5.6(b) shall prevent Parent from making modifications to the employee benefits offered to its U.S. employees, including the Company Employees, at Parent’s next open enrollment, which will be effective for the policy year starting on July 1, 2019. Parent shall provide, or shall cause the Surviving Company to provide, to each Company Employee whose employment is involuntarily terminated by the Company during the two-year period following the Effective Time, the severance benefits, if any, that would have been provided to the Company Employee under the Company’s severance arrangements in effect immediately prior to the Effective Time.

(c) Each Company Employee who immediately prior to the Effective Time is then participating in the Company’s Annual Incentive Plans (AIP) (including the 2018 AIP adopted by resolution of the Compensation and Benefits Committee of the Board) or other non-sales bonus plans for Company Employees at the level of director and above (collectively, the “Bonus Plans”) will be entitled to receive an annual bonus payment in respect of fiscal year 2018 pursuant to the terms of the applicable Bonus Plan and of this Section 5.6(c) so long as the Company Employee remains employed by the Company or a Subsidiary thereof continuously up to and including December 31, 2018; provided, that a Company Employee who experiences a severance-qualifying termination of employment under a severance plan of the Company and its Affiliates (or, in the case of a Company Employee employed outside of the United States, pursuant to applicable Law) on or after the Closing and on or before December 31, 2018 will be entitled to receive the annual bonus payment in respect of fiscal year 2018 that would otherwise be payable to such Company Employee pursuant to the terms of this Section 5.6(c), prorated to reflect the percentage of 2018 elapsed through the date of such termination of employment; but, provided, further, that such prorated payment shall be reduced (but not below zero) by any prorated bonus in respect of fiscal year 2018 to which the applicable Company Employee is entitled pursuant to a severance plan of the Company and its Affiliates (or, in the case of a Company Employee employed outside of the United States, pursuant to applicable Law). The amount of each bonus payment shall be based on the actual level of achievement of the applicable performance goals established under the applicable Bonus Plan in respect of fiscal year 2018 (with such determination of performance to exclude any costs relating to the Mergers, as applicable), as determined by Parent in accordance with the applicable Bonus Plan; provided, however, that (i) a Company Employee’s bonus amount shall be no less than 80% of such Company Employee’s target bonus payment amount, and (ii) in the event that the actual level of achievement of the applicable performance goals meets or exceeds the target level of achievement, the target bonus payment shall be increased by 10% of the amount provided for under the terms of the applicable Bonus Plan. Annual bonuses for the Company’s 2018 fiscal year shall be paid at the same time that Parent pays annual bonuses in respect of its fiscal year ending November 30, 2018 to its employees, but in no event shall payment be made later than March 15, 2019. Without limiting the generality of the foregoing (but notwithstanding the payment timing set forth in the immediately preceding sentence), in the event that the Effective Time has not occurred prior to January 1, 2019, annual bonuses for the Company’s 2018 fiscal year will be determined by the Company in accordance with this Section 5.6(c) as if the Closing had occurred immediately prior to the conclusion of such fiscal year and paid by the Company at the time that the Company normally pays annual bonuses in the ordinary course of business consistent with past practice, or, at the Company’s election, immediately prior to the Closing.

(d) Following the Closing Date, Parent shall, or shall cause the Surviving Company to, cause any employee benefit or compensation plans sponsored or maintained by Parent or the Surviving Company or their Subsidiaries in which the Company Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company and its Subsidiaries (and any predecessor thereto) prior to the Closing Date for purposes of eligibility, vesting and level of benefits under such Post-Closing Plans; provided, that such recognition of service shall not apply (i) for purposes of benefit accrual under any Post-Closing Plan that is a final average pay defined benefit retirement plan, or (ii) to the extent that such crediting would result in a duplication of benefits. With respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Parent shall (A) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time and (B) credit each Company Employee for any co-payments or deductibles incurred by such Company Employee in such plan year for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(e) Notwithstanding anything contained herein to the contrary, with respect to any Company Employees who are covered by a Collective Bargaining Agreement or who are based outside of the United States, Parent’s obligations under this Section 5.6 shall be in addition to, and not in contravention of, any obligations under the applicable Collective Bargaining Agreement or under the Laws of the foreign countries and political subdivisions thereof in which such Company Employees are based.

(f) Parent hereby acknowledges that a “change in control” of the Company or other event with similar import, within the meaning of the Company Benefit Plans that contain such terms, will occur upon the Effective Time.

(g) Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Company or any Affiliate of Parent. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan, Parent Benefit Plan, or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Surviving Company, the Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or Affiliates, (ii) alter or limit the ability of Parent, the Surviving Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or Affiliates to amend, modify or terminate any Company Benefit Plan, Parent Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date, or (iii) create any right in any Company Employee or any other Person to any continued employment with the Surviving Company, Parent, the Company, or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or Affiliates, or otherwise alter any existing at-will employment relationships between any Company Employee and the Surviving Company.

Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.6 shall create any third-party beneficiary rights in any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 5.7 Regulatory Approvals; Efforts.

(a) Prior to the Closing, Parent, Merger Subs and the Company shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Mergers as promptly as practicable, including (i) preparing and filing all forms, registrations and notifications required to be filed to consummate the Mergers, (ii) using reasonable best efforts to satisfy the conditions to consummating the Mergers, (iii) using reasonable best efforts to obtain (and to cooperate with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, permit, Order or approval of, waiver or any exemption by, any Governmental Entity (including furnishing all information and documentary material required under the HSR Act) required to be obtained or made by Parent, either Merger Sub, the Company or any of their respective Subsidiaries in connection with the Mergers or the taking of any action contemplated by this Agreement, (iv) using reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and (v) the execution and delivery of any reasonable additional instruments necessary to consummate the Mergers and to fully carry out the purposes of this Agreement; provided, that nothing in this Section 5.7 and notwithstanding anything to the contrary in this Agreement, neither Parent nor Merger Sub shall have any obligation to (or to cause any of their respective Subsidiaries or Affiliates or the Company to): (A) sell, license, divest or dispose of or hold separate the assets, Intellectual Property or businesses of any entity; (B) terminate, amend or assign any existing relationships or contractual rights or obligations of any entity; (C) change or modify any course of conduct regarding future operations of any entity; (D) otherwise take any action that would limit the freedom of action with respect to, or the ability to retain, one or more businesses, assets or rights of any entity or interests therein; or (E) commit to take any such action in the foregoing clause (A), (B), (C) or (D); provided, further, that, notwithstanding the foregoing proviso, Parent and Merger Sub shall take the actions in the foregoing clause (A), (B), (C), (D) and/or (E) if such actions (1) are necessary to permit the Closing to occur as promptly as practicable and in any event before the End Date and (2) would not, individually or in the aggregate, reasonably be expected to be have a material adverse effect on Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger (assuming Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger, were the size of the Company and its Subsidiaries, taken as a whole, prior to giving effect to the Mergers).

(b) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Mergers and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.7. In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to (and, in the case of correspondence, provide the other parties (or their counsel) with copies of) all notices, submissions or filings made by or on behalf of such party or any of its Affiliates with any Governmental Entity or any other information supplied by or on behalf of such party or any of its Affiliates to, or correspondence with, a Governmental Entity in connection with this Agreement and the Mergers. Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties orally of) any communication from or to any Governmental Entity regarding the Mergers, and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication or submission with any such Governmental Entity. No party or any of its Affiliates shall participate in any meeting or teleconference with any Governmental Entity in connection with this Agreement and the Mergers unless it consults with the other parties in advance and, to the extent not prohibited by such Governmental Entity, gives the other parties the opportunity to attend and participate thereat.

Notwithstanding the foregoing, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.7(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Notwithstanding anything to the contrary contained in this Section 5.7, materials provided pursuant to this Section 5.7 may be redacted (i) to remove references concerning the valuation of the Company and the Mergers, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns.

(c) The Company and Parent shall make or file, as promptly as practicable, with the appropriate Governmental Entity all filings, forms, registrations and notifications required to be filed to consummate the Mergers under any applicable Antitrust Law, and subsequent to such filings, the Company and Parent shall, and shall cause their respective Affiliates to, as promptly as practicable, respond to inquiries from Governmental Entities, or provide any supplemental information that may be requested by Governmental Entities, in connection with filings made with such Governmental Entities. The Company and Parent shall file their notification and report forms under the HSR Act no later than fourteen Business Days after the date of this Agreement. In the event that the parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the parties will use their respective reasonable best efforts to submit an appropriate response to, and, if required, certify compliance with, such Second Request as promptly as practicable, and counsel for both parties will closely cooperate during the entirety of any such Second Request review process.

(d) If requested by Parent, the Company will agree to any action contemplated by this Section 5.7; provided, that any such agreement or action is conditioned on the consummation of the Mergers. Without limiting the foregoing, in no event will the Company (and the Company will not permit any of its Affiliates to) propose, negotiate, effect or agree to any such actions without the prior written consent of Parent.

Section 5.8 Takeover Statutes. If any Takeover Statute may become, or may purport to be, applicable to this Agreement, the Mergers or any other transactions contemplated by this Agreement, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Statute on the transactions contemplated hereby.

Section 5.9 Public Announcements. The Company and Parent agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be in a form agreed to by the parties and that the parties shall consult with each other before issuing any press release or making any public announcement with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public announcement without the prior consent of the other party (which shall not be unreasonably withheld, delayed or conditioned); provided, that a party may, without the prior consent of the other party issue such press release or make such public statement (a) so long as an initial, jointly approved press release has already been issued and such statements are not inconsistent with previous statements made jointly by the Company and Parent or (b) (after prior consultation, to the extent practicable in the circumstances) to the extent required by applicable Law or the applicable rules of any stock exchange; provided, further, that the Company shall be permitted to issue press releases or make public announcements with respect to any Company Takeover Proposal or from and after a Company Adverse Recommendation Change without being required to consult with Parent if in compliance with Section 5.4(f).

Section 5.10 Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Company and Parent shall indemnify and hold harmless all past and present directors, officers and employees of the Company or any of its Subsidiaries and each Person who served as a director, officer, managing member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or any of its Subsidiaries (collectively, together with such Persons’ heirs, executors and administrators, the “Covered Persons”) to the fullest extent permitted by Law as provided in the Company Organizational Documents or similar governing documents of the Company’s Subsidiaries, in each case as in effect on the date of this Agreement, or pursuant to any other contracts in effect on the date of this Agreement and disclosed in the Company Disclosure Schedule (the “Indemnification Contracts”) against any costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Covered Person to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions occurring at or prior to the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity at the request or for the benefit of the Company). Without limiting the foregoing, from and after the Effective Time, Parent and the Surviving Company shall indemnify and hold harmless the Covered Persons to the fullest extent permitted by Law as provided in the Company Organizational documents or similar governing documents of the Company’s Subsidiaries, in each case as in effect on the date of this Agreement, or pursuant to any Indemnification Contracts for acts or omissions occurring in connection with the process resulting in and the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby. From and after the Effective Time, Parent, the Company and the Surviving Company shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 5.10(a) in accordance with the procedures (if any) set forth in the Company Organizational Documents, the certificate or articles of incorporation and code of regulations or bylaws, or other organizational or governance documents, of any Subsidiary of the Company, and Indemnification Contracts. In the event of any such Proceeding or investigation, Parent and the Surviving Company shall cooperate with the Covered Person in the defense of any such Proceeding or investigation.

(b) For not less than six years from and after the Effective Time, to the extent permitted by applicable Law, the limited liability company agreement of the Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company Organizational Documents. Notwithstanding anything herein to the contrary, if any Proceeding or investigation (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.10(b) shall continue in effect until the final disposition of such Proceeding or investigation. Following the Effective Time, the indemnification agreements, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any its Subsidiaries shall be assumed by the Surviving Company, without any further action, and shall continue in full force and effect in accordance with their terms.

(c) For not less than six years from and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain for the benefit of the directors and officers of the Company and its Subsidiaries, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the Company and its Subsidiaries or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time (which the Company shall be permitted to purchase prior to the Effective Time at a price of no more than 300% of the last annual premium for each year of coverage), which policies provide such directors and officers with coverage for an aggregate period of at least six years from and after the

Effective Time with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) In the event that Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.10.

(e) The obligations under this Section 5.10 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns), it being expressly agreed that the Covered Persons (including their respective successors and assigns) shall be third party beneficiaries of this Section 5.10. In the event of any breach by the Surviving Company or Parent of this Section 5.10, the Surviving Company shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 5.10 as such fees are incurred, upon the written request of such Covered Person.

(f) From and after the Effective Time, the Surviving Company shall assume all remaining obligations of the Company set forth in Section 5.08 of the Agreement and Plan of Merger by and among the Company, Comet Merger Co., SGS Holdings, Inc. and the Sellers listed on Schedule I thereto, dated January 6, 2014.

Section 5.11 Section 16 Matters. Prior to the Effective Time, the Company and Parent shall take all such steps as may be required to cause any dispositions of Company Common Shares (including derivative securities with respect to Company Common Shares) and any acquisitions of shares of Parent Common Stock (including derivative securities with respect to shares of Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12 Transaction Litigation. Each party shall promptly (and in any event, within two Business Days) notify the other parties hereto in writing of any shareholder litigation or other litigation or Proceedings brought or threatened in writing against it or its directors or executive officers or other Representatives relating to this Agreement, the Mergers and/or the other transactions contemplated by this Agreement and shall keep the other parties hereto informed on a reasonably current basis with respect to the status thereof (including by promptly furnishing to the other parties hereto and their Representatives such information relating to such litigation or proceedings as may be reasonably requested). Each party shall, subject to the preservation of privilege and confidential information, give the other parties hereto the opportunity to participate in (but not control) the defense or settlement of any shareholder litigation or other litigation or Proceeding against it and/or its directors or executive officers or other Representatives relating to this Agreement, the Mergers or the other transactions contemplated by this Agreement and shall give due consideration to such other parties’ advice with respect to such litigation or proceeding. The Company shall not cease to defend, consent to the entry of any judgment, settle or offer to settle or take any other material action with respect to such litigation or proceeding commenced without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed).

Section 5.13 Obligations of Merger Subs. Parent shall cause each Merger Sub, the surviving company in the Initial Merger and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

Section 5.14 Stock Exchange Delisting; Deregistration; Stock Exchange Listing.

(a) Prior to the Effective Time, the Company and, following the Effective Time, Parent and the Surviving Company, shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and rules and policies of the New York Stock Exchange to cause the delisting of the Company and of the Company Common Shares from the New York Stock Exchange as promptly as practicable after the Effective Time and the deregistration of the Company Common Shares under the Exchange Act as promptly as practicable after such delisting.

(b) Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Initial Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Initial Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 5.15 Certain Tax Matters. Parent and the Company shall, and shall cause their respective Affiliates to, use their reasonable best efforts to take all actions, and do and to assist and cooperate with the other parties in doing, all things reasonably necessary to permit the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. For U.S. federal income tax purposes, this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3.

Section 5.16 Financing Cooperation.

(a) On and prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause their respective directors, officers, employees, agents and advisors to, use commercially reasonable efforts to cooperate with Parent as necessary in connection with the arrangement of Debt Financing as may be customary and reasonably requested by Parent in writing, including using commercially reasonable efforts to, upon such request of Parent:

(i) make appropriate officers or members of the management team (with appropriate seniority and expertise) available for participation at reasonable times in a reasonable number of meetings, lender presentations, conference calls, meetings with prospective lenders and ratings agencies;

(ii) (A) furnish to Parent the Required Information, (B) provide reasonable assistance in the preparation of any reasonable and customary bank information memoranda (including using commercially reasonable efforts to obtain customary authorization letters with respect to the information specific to the Company or any of its Subsidiaries to be reasonably included in any such bank information memoranda from a senior officer of the Company) or private placement memoranda, rating agency presentations, marketing and/or syndication materials and cooperate reasonably with the Debt Financing Sources’ due diligence, in each case with respect to the Company and its Subsidiaries and to the extent customary and reasonable, and (C) assist Parent in the preparation by Parent of customary pro forma financial statements and projections necessary in connection with the Debt Financing, it being understood that Parent shall be solely responsible for any pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments;

(iii) assist in the preparation and negotiation and execution and delivery as of the Closing of any definitive financing documents (including any schedules and exhibits thereto) as may be reasonably requested by Parent including, without limitation, customary certificates;

(iv) facilitate the pledging of, and granting of security interests in, the collateral in connection with the Debt Financing, including using commercially reasonable efforts to execute and deliver as of Closing any customary pledge and security documents or other definitive financing documents, in each case as may be reasonably requested by Parent;

(v) cause the taking of corporate and other actions by the Company and its Subsidiaries reasonably necessary to permit the consummation of the Debt Financing on the Closing Date;

(vi) provide at least three Business Days prior to the Closing Date (provided that Parent has made such request at least nine days prior to the Closing Date) all material documentation and other information about the Company as is reasonably requested by the Parent to satisfy applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act;

(vii) request from the Company’s existing lenders such customary documents in connection with refinancings of the Company’s existing debt as reasonably requested by Parent in connection with the Debt Financing and collateral arrangements, including customary payoff letters and related lien releases; and

(viii) comply with any obligations under the Convertible Debenture Indenture that arise as a result of the execution, delivery or performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the delivery of any notices and certificates required in connection with the transactions contemplated hereby.

(b) Section 5.16(a) notwithstanding:

(i) neither the Company or its Subsidiaries nor any Persons who are directors, officers or employees of the Company or its Subsidiaries shall be required to (A) pass resolutions or consents (except those which are subject to the occurrence of the Closing passed by directors or officers continuing in their positions following the Closing) or (B) execute any document or Contract or incur any liability that is effective prior to the occurrence of the Closing, in each case in connection the Debt Financing or the cooperation contemplated by this Section 5.16 (other than, in the case of this clause (b), (1) any customary authorization letter described in the parenthetical in Section 5.16(a)(ii)(B) and (2) any notices required to be delivered pursuant to Section 5.16(a)(viii) prior to the Closing Date);

(ii) no obligation of the Company or any of its Subsidiaries or any of their respective Representatives to a third party undertaken pursuant to the Debt Financing or the cooperation contemplated by this Section 5.16 (other than in connection with any customary authorization letter described in Section 5.16(a)(ii) above) shall be effective until the Effective Time;

(iii) none of the Company or its Subsidiaries or any of their respective Representatives shall be required (A) to pay any commitment or other similar fee or (B) incur any other cost or expense that is not promptly fully reimbursed by Parent in connection with the Debt Financing or the cooperation contemplated by this Section 5.16 prior to the Closing;

(iv) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to disclose or provide any information in connection with the Debt Financing, the disclosure of which, in the reasonable judgment of the Company, is restricted by Contract or applicable Law, is subject to attorney-client privilege or could result in the disclosure of any trade secrets or the violation of any confidentiality obligation;

(v) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to deliver any financial information with respect to a fiscal period that has not yet ended;

(vi) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to prepare any (A) pro forma financial information or (B) projections (provided, that, for the avoidance of doubt, the Company shall assist Parent in Parent’s preparation of pro forma financial information or projections in accordance with Section 5.16(a)(ii)(C)); and

(vii) none of the Company or its Subsidiaries or any of their respective Representatives will be required to provide, or cause to be provided, any legal opinions in connection with the Debt Financing or the cooperation contemplated by this Section 5.16; provided, that the limitation in this clause (vii) shall not extend to the provision of lawyers’ responses provided to auditors in response to auditors’ requests for information regarding contingent liabilities in connection with such auditors’ review or audit of the Company’s financial statements.

(c) In addition, nothing contained in this Section 5.16 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company or its Subsidiaries or their respective Representatives in connection with the Debt Financing or the cooperation contemplated by this Section 5.16 and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the Debt Financing, any action taken by them pursuant to this Section 5.16, and any information utilized in connection therewith (other than information including in any marketing materials concerning the Company or its Subsidiaries to the extent provided in writing thereby for inclusion in such materials). The obligations of Parent pursuant to the immediately foregoing sentence shall survive termination of this Agreement.

(d) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries or the reputation or goodwill of any of them.

ARTICLE  VI.

CONDITION TO THE MERGERS

Section 6.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of each party to effect the Mergers shall be subject to the fulfillment (or waiver by the Company and Parent, to the extent permissible under applicable Law and provided that such waiver shall only be effective as to the conditions of the waiving party) at or prior to the Effective Time of the following conditions:

(a) The Company Shareholder Approval shall have been obtained.

(b) The Parent Stockholder Approval shall have been obtained.

(c) The Form S-4 shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced.

(d) No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted that remains in effect or be effective, in each case that prevents, enjoins, prohibits or makes illegal the consummation of the Mergers.

(e) (i) All waiting periods applicable to the Mergers under the HSR Act shall have expired or been terminated, and (ii) all other filings, notices, approvals and clearances identified in Section 6.1(e) of the Company Disclosure Schedule shall have been obtained or filed or shall have occurred.

(f) The shares of Parent Common Stock to be issued in the Initial Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 6.2 Conditions to Obligation of the Company to Effect the Mergers. The obligation of the Company to effect the Mergers is further subject to the fulfillment (or waiver by the Company, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of Parent and Merger Subs set forth in Article IV that are qualified by a “Parent Material Adverse Effect” qualification shall be true and correct in all respects as so qualified both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, (ii) other than Section 4.2, Section 4.14 and Section 4.19, the representations and warranties of Parent and Merger Subs set forth in Article IV that are not qualified by a “Parent Material Adverse Effect” qualification shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (iii) the representations and warranties of Parent and Merger Subs set forth in Section 4.2(a) and Section 4.2(b) shall be true and correct other than in any de minimis respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (iv) the representations and warranties of Parent and Merger Subs set forth in Section 4.2(c), Section 4.14 and Section 4.19 shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii), (iii) or (iv), as applicable) only as of such date or period.

(b) Parent and each Merger Sub shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c) Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect or any event, change or effect that would, individually, or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d) (i) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by a duly authorized executive officer of Parent, certifying to the effect that the conditions set forth in Section 6.2(a) through Section 6.2(c) for each of Parent and each Merger Sub have been satisfied and (ii) each Merger Sub shall have delivered to the Company a certificate, dated the Closing Date and signed by a duly authorized executive officer of such Merger Sub, certifying to the effect that the conditions set forth in Section 6.2(a) and Section  6.2(b) for such Merger Sub have been satisfied.

Section 6.3 Conditions to Obligation of Parent to Effect the Mergers. The obligation of Parent and Merger Subs to effect the Mergers is further subject to the fulfillment (or the waiver by Parent, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of the Company set forth in Article III that are qualified by a “Company Material Adverse Effect” qualification shall be true and correct in all respects as so qualified both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, (ii) other than Section 3.2, Section 3.19 and Section 3.20, the representations and warranties of the Company set forth in Article III that are not qualified by a “Company Material Adverse Effect” qualification shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (iii) the representations and warranties of the Company set forth in Section 3.2(a) and Section 3.2(b) shall be true and correct other than in any de minimis respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (iv) the representations and warranties of the Company set forth in Section 3.2(c), Section 3.19 and Section 3.20 shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii), (iii) or (iv), as applicable) only as of such date or period.

(b) The Company shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any event, change or effect that would, individually, or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by a duly authorized executive officer, certifying to the effect that the conditions set forth in Section 6.3(a) through Section 6.3(c) have been satisfied.

ARTICLE VII.

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Shareholder Approval or the Parent Stockholder Approval:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Mergers shall not have been consummated on or prior to 5:00 p.m. Eastern Time, on December 28, 2018 (the “End Date”); provided, that if as of the End Date any of the conditions set forth in Section 6.1(d) (solely to the extent such condition has not been satisfied due to an order or injunction arising under any Antitrust Law) or Section 6.1(e) shall not have been satisfied or waived by the Company and Parent, the End Date may be extended by either Parent or the Company for a period of 90 days by written notice to the other party, and such date, as so extended, shall be the End Date; provided, further, that the End Date may only be extended once in the aggregate; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Mergers to be consummated by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(c) by either the Company or Parent, if an Order by a Governmental Entity of competent jurisdiction shall have been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers and such order shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a party if such Order resulted from the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(d) by either the Company or Parent, if the Company Shareholders’ Meeting (as it may be adjourned or postponed) at which a vote on the Company Shareholder Approval was taken shall have concluded and the Company Shareholder Approval shall not have been obtained;

(e) by either the Company or Parent, if the Parent Stockholders’ Meeting (as it may be adjourned or postponed) at which a vote on the Parent Stockholder Approval was taken shall have concluded and the Parent Stockholder Approval shall not have been obtained;

(f) by the Company, if Parent or either Merger Sub shall have breached or there is any inaccuracy in any of its representations or warranties, or shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a), 6.2(b) or 6.2(c) and (ii) is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is 30 days following written notice from the Company to Parent of such breach, inaccuracy or failure;

(g) by Parent, if the Company shall have breached or there is any inaccuracy in any of its representations or warranties, or shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a), 6.3(b) or 6.3(c) and (ii) is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is 30 days following written notice from Parent to the Company of such breach, inaccuracy or failure;

(h) at any time prior to the receipt of the Company Shareholder Approval, by Parent in the event of a Company Adverse Recommendation Change or in the event of a material Willful Breach by the Company of any of its covenants or agreements in Section 5.4; and

(i) at any time prior to the receipt of the Company Shareholder Approval, by the Company, in accordance with Section 5.4(f).

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except that the Confidentiality Agreement, this Section 7.2, Section 7.3 and Article VIII shall survive any termination), and there shall be no other Liability on the part of the Company, on the one hand, or Parent or either Merger Sub, on the other hand, to the other except as provided in Section 7.3; provided, that nothing herein shall relieve any party hereto from Liability for a Willful Breach of its covenants or agreements set forth in this Agreement or fraud prior to such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Termination Fees.

(a) If this Agreement is terminated by the Company or Parent pursuant to Section 7.1(d), then the Company shall reimburse Parent, in respect of expenses incurred by Parent, Merger Subs and their Affiliates in connection with this Agreement and the transactions contemplated hereby, an amount in cash equal to $12,350,000 (the “Company Expense Reimbursement”) in immediately available funds within two Business Days of such termination.

(b) If (i) this Agreement is terminated by the Company pursuant to Section 7.1(i), (ii) this Agreement is terminated by Parent pursuant to Section 7.1(h), or (iii) (A) after the date of this Agreement, a Company Takeover Proposal (substituting 50% for the 20% threshold set forth in the definition of “Company Takeover Proposal”) (a “Company Qualifying Transaction”) shall have been publicly made and not withdrawn at least four Business Days prior to the Company Shareholders’ Meeting (or any adjournment or postponement thereof), (B) thereafter this Agreement is terminated by Parent or the Company pursuant to Section 7.1(d) and (C) at any time on or prior to the 12-month anniversary of such termination, the Company or any of its Subsidiaries completes or enters into a definitive agreement with respect to such Company Qualifying Transaction, then, (1) in the case of clause (i), the Company shall pay Parent the Company Termination Fee in immediately available funds prior to or concurrently with such termination, (2) in the case of clause (ii), the Company shall pay Parent the Company Termination Fee in immediately available funds within two Business Days of such termination or (3) in the case of clause (iii), (x) the Company shall pay Parent one half of the Company Termination Fee in immediately available funds upon entering into a definitive agreement with respect to such Company Qualifying Transaction and (y) if the Company subsequently consummates such Company Qualifying Transaction, the Company shall pay Parent the remaining half of the Company Termination Fee upon such consummation; provided, that any Company Expense Reimbursement actually paid by the Company pursuant to Section 7.3(a) shall be credited against, and shall thereby reduce, the amount of the Company Termination Fee (or portion thereof payable pursuant to clause (3)(x)) that otherwise would be required to be paid by the Company to Parent pursuant to this Section 7.3(b). Notwithstanding anything to the contrary in this Agreement, if the full Company Termination Fee shall become due and payable in accordance with this Section 7.3(b), from and after such termination and payment of the Company Termination Fee in full pursuant to and in accordance with this Section 7.3(b), the Company shall have no further Liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as set forth in this Section 7.3 other than for fraud or Willful Breach. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c) If this Agreement is terminated by the Company or Parent pursuant to Section 7.1(e), then Parent shall reimburse the Company, in respect of expenses incurred by the Company and its Affiliates in connection with this Agreement and the transactions contemplated hereby, an amount in cash equal to $12,350,000 (the “Parent Expense Reimbursement”) in immediately available funds within two Business Days of such termination.

(d) Each of the parties hereto acknowledges that none of the Company Expense Reimbursement, the Company Termination Fee, or the Parent Expense Reimbursement is intended to be a penalty but rather is liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which such Company Expense Reimbursement, Company Termination Fee or Parent Expense Reimbursement is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

(e) Each of the parties hereto acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Merger Subs would not enter into this Agreement. Accordingly, if the Company or Parent fails to pay in a timely manner the Company Expense Reimbursement, the Company Termination Fee or the Parent Expense Reimbursement, as applicable, then the Company shall pay to Parent or Parent shall pay to the Company, as applicable, interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2% per annum.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Mergers, except for covenants and agreements that contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2 Expenses; Transfer Taxes.

(a) Except as otherwise provided in this Agreement (including in Section 7.3), whether or not the Mergers are consummated, all costs and expenses incurred in connection with the Mergers, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses; provided, that Parent shall pay all filing fees required under the HSR Act.

(b) Except as otherwise provided in Section 2.2(d), all transfer, documentary, sales, use, stamp, registration and other such Taxes imposed with respect to the transfer of Company Common Shares pursuant to the Mergers shall be borne by Parent or Merger Subs and expressly shall not be a liability of holders of Company Common Shares.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered

(by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law; Jurisdiction.

(a) This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Ohio, without giving effect to any choice or conflict of law provision or rule (whether of the State of Ohio or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Ohio; provided, that any such claim or cause of action brought against any of Debt Financing Sources shall be governed by and construed in accordance with the laws of the State of New York.

(b) Each of the parties hereto irrevocably agrees that any Proceeding arising out of or relating to this Agreement including the negotiation, execution or performance hereof, shall be brought and determined exclusively in the Court of Common Pleas for the County of Hamilton in the State of Ohio or the United States District Court for the Southern District of Ohio or in the event (but only in the event) such courts do not have subject matter jurisdiction over such Proceeding, any other Ohio state court (the “Chosen Courts”). Each of the parties hereto hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the Chosen Courts and agrees that it will not bring any such Proceeding in any court other than the Chosen Courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such Proceeding, (A) any claim that it is not personally subject to the jurisdiction of the Chosen Courts, (B) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) to the fullest extent permitted by applicable Law, any claim that (1) the Proceeding in such court is brought in an inconvenient forum, (2) the venue of such Proceeding is improper or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law. Notwithstanding the foregoing, each of the parties hereto agrees that it submits to the exclusive jurisdiction of, and that it will not bring any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source (in its capacity as such) in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than, the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof), and makes the agreements, waivers and consents set forth above but with respect to the courts specified in this sentence.

(c) None of the Debt Financing Sources will have any liability to the Company or its Affiliates relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any of its Affiliates will have any rights or claims against any of the Debt Financing Sources hereunder or thereunder; provided, that, notwithstanding the foregoing, nothing in this Section 8.4(c) shall in any way limit or modify the obligations of any Debt Financing Source to Parent or either Merger Sub under the Debt Commitment Letter.

Section 8.5 Specific Enforcement. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly (a) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in each case in the Chosen Courts (in the order expressed in Section 8.4(b)), this being in addition to any other remedy to which they are entitled at law or in equity, (b) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law. In circumstances where Parent and Merger Subs are obligated to consummate the Mergers and the Mergers have not been consummated, Parent and Merger Subs expressly acknowledge and agree that the Company and its shareholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate the Company and its shareholders, and that the Company on behalf of itself and its shareholders shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to enforce specifically Parent’s and each Merger Sub’s obligations to consummate the Mergers. The Company’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which the Company may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the Company and its shareholders.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY SUCH LEGAL PROCEEDING AGAINST OR INVOLVING ANY DEBT FINANCING SOURCE).

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified; provided, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.7; or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

To Parent, Merger Sub I or Merger Sub II:

SYNNEX Corporation

44201 Nobel Drive

Fremont, California

Attention: Simon Y. Leung, Senior Vice President, General Counsel

         and Corporate Secretary

Email:      SimonL@synnex.com

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman, LLP

2550 Hanover Street

Palo Alto, California 94304

Attention: Allison Leopold Tilley, Esq.

         Christina F. Pearson, Esq.

Email:      allison@pillsburylaw.com

         christina.pearson@pillsburylaw.com

To the Company:

Convergys Corporation

201 East Fourth Street

Cincinnati, Ohio 45202

Attention: Andrew Farwig

Email: andrew.farwig@convergys.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Facsimile: (212) 403-2000

Attention: Daniel A. Neff, Esq.

         DongJu Song, Esq.

Email:      DANeff@wlrk.com

         DSong@wlrk.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this Section 8.7; provided, that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, that each Parent and each Merger Sub may assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Parent or such Merger Sub of any of its obligations hereunder. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any Person other than the parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and each Merger Sub; provided, that (i) after receipt of Company Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the New York Stock Exchange require further approval of the shareholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company and (ii) any amendment or waiver of Section 8.4, Section 8.6, this Section 8.11, Section 8.13 (and any other provision of this Agreement to the extent an amendment or waiver of such provision would directly modify the substance of any of the foregoing provisions) that is materially adverse to any Debt Financing Source in its capacity as such will require the prior written consent of such Debt Financing Source. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries. Each of Parent, each Merger Sub and the Company agrees that (a) its representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, (i) each Covered Person shall be an express third-party beneficiary of and shall be entitled to rely upon Section 5.10 and this Section 8.13; and following the Effective Time, each former shareholder of the Company and each holder of Company Equity Awards as of the Effective Time shall be an express third-party beneficiary of and shall be entitled to rely on Article II and shall be entitled to obtain the Merger Consideration to which it is entitled pursuant to the provisions hereof and (ii) the Debt Financing Sources shall be express third-party beneficiaries of, and shall be entitled to rely upon Section 8.4, Section 8.6, Section 8.11 and this Section 8.13.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “or” shall not be deemed to be exclusive. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Definitions.

(a) Certain Specified Definitions. As used in this Agreement:

“Acceptable Confidentiality Agreement” means any confidentiality agreement that contains confidentiality provisions that are, in the aggregate, no less favorable to the Company than those contained in the Confidentiality Agreement.

“Affiliates” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Base Parent Trading Price” means $111.0766.

“Base Exchange Ratio” means 0.1193.

“Benefit Plan” means any compensatory or employee benefit plan, program, agreement or arrangement, including pension, retirement, profit-sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other material employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured.

“Bribery Legislation” means all and any of the following: the Foreign Corrupt Practices Act of 1977, as amended; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any applicable anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which the Company or any of its Subsidiaries operates.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York or Cincinnati, Ohio are authorized or required by Law to remain closed.

“Cash Equivalent Merger Consideration” means the sum of (i) the Cash Consideration plus (ii) the product of (A) the Stock Consideration multiplied by (B) the Parent Closing Price.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each Benefit Plan (i) that is maintained by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, or (ii) to which the Company or any of its Subsidiaries contributes or is obligated to contribute or would reasonably be expected to have any Liability, other than a Multiemployer Plan and other than any plan or program maintained by a Governmental Entity to which the Company or any of its Affiliates contributes pursuant to applicable Law.

“Company Equity Awards” means the Company Options, Company RSU Awards, Company PSU Awards and Company DSU Awards.

“Company IT Assets” means the computers, software and software platforms, databases, websites, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are required in connection with the operation of the business of the Company and its Subsidiaries.

“Company Lease” means any lease, sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Material Adverse Effect” means any change, effect, event, occurrence or development that (i) has a material adverse effect on the business, operations or financial condition of the Company and its Subsidiaries taken as a whole, excluding, however, the impact of (A) any changes or developments in domestic, foreign or global markets or domestic, foreign or global economic conditions generally, including (1) any changes or developments in or affecting the domestic or any foreign securities, equity, credit or financial markets or (2) any changes or developments in or affecting domestic or any foreign interest or exchange rates, (B) changes in GAAP or any official interpretation or enforcement thereof, (C) changes in Law or any changes or developments in the official interpretation or enforcement thereof by Governmental Entities, (D) changes in domestic, foreign or global political conditions (including the outbreak or escalation of war, military actions, or acts of terrorism), including any worsening of such conditions threatened or existing on the date of this Agreement, (E) weather conditions or other acts of God (including storms, earthquakes, tornados, floods or other natural disasters), (F) any matter set forth in Section 8.15(a)(ii) of the Company Disclosure Schedule, (G) a decline in the trading price or trading volume of the Company’s common stock or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries, (H) the failure to meet any projections, guidance, budgets, forecasts or estimates (provided, that the underlying causes thereof may be considered in determining whether a Company Material Adverse Effect has occurred if not otherwise excluded hereunder), (I) any action taken or omitted to be taken by the Company or any of its Subsidiaries at the written request of Parent, (J) any actions or claims made or brought by any of the current or former shareholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the Mergers, (K) the announcement or the existence of this Agreement if arising from the identity of Parent or its Affiliates, and (L) the failure to obtain any approvals or consents from any Governmental Entity in connection with the transactions contemplated by this Agreement; except, with respect to clauses (C) or (E), to the extent that such impact is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate; or (ii) would prevent or materially impair the ability of the Company to consummate the Mergers by the End Date.

“Company Permitted Lien” means (i) any Lien for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings or for which adequate reserves have been established by the Company in accordance with GAAP, (ii) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens (A) with respect to Liabilities that are not yet due and payable or, if due, are not delinquent or (B) that are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof or (C) arising or incurred in the ordinary and usual course of business and which are not, individually or in the aggregate, material to the business operations of the Company and its Subsidiaries and do not materially adversely affect the market value or continued use of the asset encumbered thereby, (iii) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions but only to the extent that the Company and its Subsidiaries and their assets are materially in compliance with the same, (iv) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (v) Liens relating to intercompany borrowings among the Company and its wholly owned Subsidiaries, (vi) utility easements, minor encroachments, rights of way, imperfections in title, charges, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects and similar Liens, but not including any monetary Liens, that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are typical for the applicable property type and locality as do not individually or in the aggregate materially interfere with the present occupancy or use or market value of the respective Company Owned Real Property or Company Lease or otherwise materially impair the business operations of the Company and its Subsidiaries, (vii) Liens to be released at or prior to Closing and (viii) Liens that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

“Company Superior Proposal” means a Company Takeover Proposal, substituting “50%” for “20%” in the definition thereof, that the Company Board determines in good faith, after consultation with the Company’s independent financial advisors and outside legal counsel, taking into account the timing, likelihood of consummation, legal, financial, regulatory and other aspects of the Company Takeover Proposal, including the financing terms thereof, and such other factors as the Company Board considers to be appropriate, to be more favorable to the Company and its shareholders than the transactions contemplated by this Agreement.

“Company Takeover Proposal” means any bona fide proposal or offer made by any Person or group of related Persons (other than Parent and its Subsidiaries and Affiliates), and whether involving a transaction or series of related transactions, for (i) a merger, reorganization, share exchange, consolidation, business combination, dissolution, liquidation or similar transaction involving the Company, (ii) the acquisition by any Person or group of related Persons (other than Parent and its Affiliates) of more than 20% of the assets of the Company and its Subsidiaries, on a consolidated basis (in each case, including securities of the Subsidiaries of the Company), or (iii) the direct or indirect acquisition by any Person or group of related Persons (other than Parent and its Affiliates) of more than 20% of the Company Common Shares then issued and outstanding.

“Company Termination Fee” means a cash amount equal to $74,000,000.

“Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation that is legally binding.

“Convertible Debentures” means 5.75% Junior Subordinated Convertible Debentures due 2029 issued by the Company pursuant to the Convertible Debenture Indenture.

“Convertible Debenture Indenture” means the Indenture, dated as of October 13, 2009, between the Company, as Issuer, and U.S. Bank National Association, as Trustee.

“Debt Financing Sources” means (i) (A) the entities that have committed to provide or arrange or act as agents for the Debt Financing, including the Debt Commitment Letter, solely in their capacities as such, and (B) the parties to any joinder agreements or any definitive documentation entered pursuant thereto or relating thereto who commit to provide or arrange or act as agents for the Debt Financing, solely in their capacities as such, together with (ii) their respective Affiliates and the former, current and future officers, directors, employees, agents and representatives and successors and assigns of the foregoing.

“Environmental Law” means any Law (i) relating to pollution or the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any hazardous materials or (ii) that regulates, imposes liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or establishes standards of care with respect to any of the foregoing.

“Environmental Permit” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Ratio” means (i) if the Parent Closing Price is less than 85% of the Base Parent Trading Price, the Base Exchange Ratio multiplied by 1.05882, (ii) if the Parent Closing Price is greater than or equal to 85% of the Base Parent Trading Price and less than 90% of the Base Parent Trading Price, the Base Exchange Ratio multiplied by the quotient of (A) 90% of the Base Parent Trading Price divided by (B) the Parent Closing Price, (iii) if the Parent Closing Price is greater than or equal to 90% of the Base Parent Trading Price and less than or equal to 110% of the Base Parent Trading Price, the Base Exchange Ratio, (iv) if the Parent Closing Price is greater than 110% of the Base Parent Trading Price and less than or equal to 115% of the Base Parent Trading Price, the Base Exchange Ratio multiplied by the quotient of (A) 110% of the Base Parent Trading Price divided by (B) the Parent Closing Price and (v) if the Parent Closing Price is greater than 115% of the Base Parent Trading Price, the Base Exchange Ratio multiplied by 0.95652.

“Governmental Entity” means any federal, state, local or foreign government, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Hazardous Materials” means all substances defined or regulated as hazardous, a pollutant or a contaminant under any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, any hazardous or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination: (i) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all lease obligations of such Person capitalized on the books and records of such Person, (iv) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed, (v) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon, and (vi) all guarantees of such Person of any Indebtedness of any other Person other than a wholly owned subsidiary of such Person.

“Intellectual Property” means all intellectual property and similar proprietary rights existing anywhere in the world associated with: (i) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues or reexaminations and patents issuing thereon (collectively, “Patents”), (ii) trademarks, service marks, trade dress, logos, corporate names, trade names and Internet domain names, together with the goodwill associated with any of the foregoing, and all applications and registrations therefor (collectively, “Marks”), (iii) copyrights (including such rights in software) and registrations and applications therefor, and works of authorship (collectively, “Copyrights”), (iv) designs, databases and data compilations, and (v) trade secrets and other proprietary and confidential information, including know-how, inventions (whether or not patentable), processes, formulations, technical data and designs, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents (collectively, “Trade Secrets”).

“knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a)(i) of the Parent Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.15(a)(i) of the Company Disclosure Schedule, in both cases after reasonable inquiry.

“Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, occupancy right, community property interest or other restriction of any nature.

“Non-U.S. Company Benefit Plan” means each Company Benefit Plan that is maintained outside the jurisdiction of the United States.

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative.

“Parent Benefit Plan” means each Benefit Plan (i) that is maintained by Parent or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Parent or any of its Subsidiaries, or (ii) to which Parent or any of its Subsidiaries contributes or is obligated to contribute or would reasonably be expected to have any Liability, other than a Multiemployer Plan and other than any plan or program maintained by a Governmental Entity to which Parent or any of its Affiliates contributes pursuant to applicable Law.

“Parent Closing Price” means the volume weighted average price per share (calculated to the nearest one-hundredth of one cent) of Parent Common Stock on the NYSE, for the consecutive period of 20 trading days ending on the third trading day immediately preceding the Effective Time, as calculated by Bloomberg Financial LP under the function “VWAP.”

“Parent Lease” means any lease, sublease, license and other agreement under which Parent or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Parent Material Adverse Effect” means any change, effect, event, occurrence or development that (i) has a material adverse effect on the business, operations or financial condition of Parent and its Subsidiaries taken as a whole, excluding, however, the impact of (A) any changes or developments in domestic, foreign or global markets or domestic, foreign or global economic conditions generally, including (1) any changes or developments in or affecting the domestic or any foreign securities, equity, credit or financial markets or (2) any changes or developments in or affecting domestic or any foreign interest or exchange rates, (B) changes in GAAP or any official interpretation or enforcement thereof, (C) changes in Law or any changes or developments in the official interpretation or enforcement thereof by Governmental Entities, (D) changes in domestic, foreign or global political conditions (including the outbreak or escalation of war, military actions, or acts of terrorism), including any worsening of such conditions threatened or existing on the date of this Agreement, (E) weather conditions or other acts of God (including storms, earthquakes, tornados, floods or other natural disasters), (F) any matter set forth in Section 8.15(a)(ii) of the Parent Disclosure Schedule, (G) a decline in the trading price or trading volume of Parent’s common stock or any change in the ratings or ratings outlook for Parent or any of its Subsidiaries, (H) the failure to meet any projections, guidance, budgets, forecasts or estimates (provided, that the underlying causes thereof may be considered in determining whether a Parent Material Adverse Effect has occurred if not otherwise excluded hereunder), (I) any action taken or omitted to be taken by Parent or any of its Subsidiaries at the written request of the Company, (J) any actions or claims made or brought by any of the current or former shareholders of Parent (or on their behalf or on behalf of Parent) against Parent or any of its directors, officers or employees arising out of this Agreement or the Mergers, (K) the announcement or the existence of this Agreement if arising from the identity of the Company or its Affiliates and (L) the failure to obtain any approvals or consents from any Governmental Entity in connection with the transactions contemplated by this Agreement; except, with respect to clauses (C) or (E), to the extent that such impact is disproportionately adverse to Parent and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Parent and its Subsidiaries operate; or (ii) would prevent or materially impair the ability of Parent to consummate the Mergers by the End Date.

“Parent Option” means a compensatory option to purchase shares of Parent Common Stock.

“Parent Permitted Lien” means (i) any Lien for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings or for which adequate reserves have been established by Parent in accordance with GAAP, (ii) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens (A) with respect to Liabilities that are not yet due and payable or, if due, are not delinquent or (B) that are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof or (C) arising or incurred in the ordinary and usual course of business and which are not, individually or in the aggregate, material to the business operations of Parent and its Subsidiaries and do not materially adversely affect the market value or continued use of the asset encumbered thereby, (iii) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions but only to the extent that Parent and its Subsidiaries and their assets are materially in compliance with the same, (iv) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (v) Liens relating to intercompany borrowings among Parent and its wholly owned Subsidiaries, (vi) utility easements, minor encroachments, rights of way, imperfections in title, charges, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects and similar Liens, but not including any monetary Liens, that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are typical for the applicable property type and locality as do not individually or in the aggregate materially interfere with the present occupancy or use or market value of the respective Parent Owned Real Property or Parent Lease or otherwise materially impair the business operations of Parent and its Subsidiaries, (vii) Liens to be released at or prior to Closing and (viii) Liens that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

“Parent PSU Award” means a performance-based restricted stock unit award in respect of shares of Parent Common Stock.

“Parent Restricted Share Award” means an award of restricted shares of Parent Common Stock.

“Parent RSU Award” means a restricted stock unit award in respect of shares of Parent Common Stock.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity and any permitted successors and assigns of such person.

“Proceeding” means any action, suit, claim, hearing, arbitration, litigation or other proceeding, in each case, by or before any Governmental Entity.

“Required Information” means (i) the historical financial statements of the Company which are expressly required by clauses (A) and (B) of paragaph (iv) of Exhibit D of the Debt Commitment Letter and is requested by Parent in writing and (ii) other pertinent and customary historical financial information regarding the Company and its Subsidiaries reasonably requested by Parent in writing that is customarily included in private placement memoranda relating to a 4(a)(2) private placement of debt securities and bank information memoranda, in each case of the type contemplated by the Debt Financing. Notwithstanding anything to the contrary in this definition or otherwise, nothing herein will require the Company to provide (or be deemed to require the Company to prepare) any (A) segment reporting or consolidating financial statements, separate Subsidiary financial statements and other financial statements and data that would be required by Sections 3-05, 3-09, 3-10 and 3-16 of Regulation S-X under the Securities Act, in each case that the Company does not already prepare in connection with the Company SEC Documents, (B) CD&A and other information required by Item 402 of Regulation S-K and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A that is not already included in the Company SEC Documents or (C) any other information customarily excluded from private placement memoranda for a 4(a)(2) private placement of debt securities and bank information memoranda. In addition, for the avoidance of doubt, “Required Information” shall not include pro forma financial information or projections, and Parent shall be solely responsible for any pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments. If the Company shall in good faith reasonably believe that the Required Information has been delivered to Parent, the Company may deliver to Parent a written notice to that effect (stating when it believes the delivery of the Required Information to Parent was completed), in which case the Company shall be deemed to have complied with such obligation to furnish the Required Information and Parent shall be deemed to have received the Required Information, unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information and not later than 5:00 p.m. (New York City time) three Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which such Required Information the Company has not delivered); provided, that notwithstanding the foregoing, the delivery of the Required Information shall be satisfied at any time at which (and so long as) Parent shall have actually received the Required Information, regardless of whether or when any such notice is delivered by the Company.

“Sanctioned Country” means any of the Crimea region of Ukraine, Cuba, Iran, North Korea, Sudan and Syria.

“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under the Sanctions Laws of the United States, the United Kingdom, the European Union, or the United Nations, including (i) any Person identified in any list of sanctioned person maintained by (A) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (B) Her Majesty’s Treasury of the United Kingdom; (C) any committee of the United Nations Security Council; or (D) the European Union; (ii) any Person located, organized, or resident in, organized in, or a Governmental Entity or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly 50% or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii).

“Sanctions Laws” means all Laws concerning economic sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of a targeted Person, the ability to engage in transactions with specified Persons or countries, or the ability to take an ownership interest in assets of a specified Person or located in a specified country, including any Laws threatening to impose economic sanctions on any Person for engaging in proscribed behavior.

“Sensitive Data” means cardholder data and sensitive authentication data that must be protected in accordance with the requirements of the Payment Card Industry Data Security Standard.

“Specified Contract” means any Contract with a customer by which the Company or any of its Subsidiaries is bound (i) that expressly obligates the Company or its Subsidiaries (or following the Closing, Parent or its Subsidiaries) to conduct business with such customer on a preferential or exclusive basis or that contains “most favored nation” or similar covenants (other than pursuant to any Contracts entered into by the Company or any of its Subsidiaries in effect prior to the execution of this Agreement or provisions in new Contracts with a customer consistent with provisions in Contracts with such customer in effect prior to the execution of this Agreement) or (ii) that involves payments to the Company or its Subsidiaries of more than $36 million per annum that is on terms substantially less favorable in the aggregate to the Company than the Company’s Contracts with its Top Customers as of the date hereof.

“Subsidiaries” of any party means any corporation, partnership, association, trust or other form of legal entity of which (i) 50% or more of the voting power of the outstanding voting securities are directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner.

“Tax” or “Taxes” means any and all federal, state, local or foreign taxes imposed by any Taxing Authority, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, environmental, stamp, occupation, premium, and property (real or personal) taxes, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

“Tax Return” means any return, declaration, report or similar filing required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“U.S. Company Benefit Plan” means each Company Benefit Plan that is not a Non-U.S. Company Benefit Plan.

“Willful Breach” means, with respect to any representation, warranty, agreement or covenant, an action or omission where the breaching party knows or should have known such action or omission is a breach of such representation, warranty, agreement or covenant.

(b) The following terms are defined elsewhere in this Agreement, as indicated below:

Section
Agreement	Preamble
Antitrust Laws	3.3(b)
Bonus Plans	5.6(c)
Book-Entry Shares	2.1(a)
Cancelled Shares	2.1(a)(ii)
Cash Consideration	2.1(a)(iii)
Certificate	2.1(a)
Chosen Courts	8.4(b)
Clearance Date	5.5(a)
Closing	1.2
Closing Date	1.2
Collective Bargaining Agreement	3.14(a)
Company	Preamble
Company Acquisition Agreement	5.4(e)
Company Adverse Recommendation Change	5.4(e)
Company Board	Recitals
Company Common Shares	3.2(a)
Company Disclosure Schedule	Article III
Company DSU Award	2.3(b)
Company Employees	5.6(a)
Company Expense Reimbursement	7.3(a)
Company Insurance Policies	3.22
Company Material Contracts	3.18(a)
Company Option	2.3(a)
Company Organizational Documents	3.1(c)
Company Owned Real Property	3.15
Company PSU Award	2.3(b)
Company Qualified Plan	3.9(c)
Company Qualifying Transaction	7.3(b)
Company Recommendation	3.3(a)
Company Registered Intellectual Property	3.16(a)
Company RSU Award	2.3(b)
Company SEC Documents	3.4(a)
Company Shareholder Approval	3.3(a)
Company Shareholders’ Meeting	5.5(b)
Company Specified Date	3.2(a)
Confidentiality Agreement	5.3(d)

Section
Covered Persons	5.10(a)
D&O Insurance	5.10(c)
Debt Commitment Letter	4.16(a)
Debt Financing	4.16(a)
Delaware Initial Certificate of Merger	1.3(a)
Delaware Subsequent Certificate of Merger	1.3(b)
Dissenting Shares	2.1(b)
Effective Time	1.3(a)
End Date	7.1(b)
Enforceability Exceptions	3.3(a)
Exchange Act	3.3(b)
Exchange Agent	2.2(a)
Fee Letters	4.16(b)
Form S-4	3.12
Fractional Share Cash Amount	2.1(d)
GAAP	3.4(b)
HSR Act	3.3(b)
Indemnification Contracts	5.10(a)
Initial Certificates of Merger	1.3(a)
Initial Merger	Recitals
IRS	3.9(a)
Joint Proxy Statement/Prospectus	3.12
Law	3.7(a)
Laws	3.7(a)
Letter of Transmittal	2.2(c)
Major Customers	3.18(a)(ii)
Merger Consideration	2.1(a)(iii)
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	Recitals
Multiemployer Plan	3.9(e)
NYSE	3.4(b)
OGCL	Recitals
Ohio Initial Certificate of Merger	1.3(a)
Ohio Subsequent Certificate of Merger	1.3(b)
OLLCA	Recitals
Operating Agreement	1.5(b)
Parent	Preamble
Parent Board	Recitals
Parent Common Stock	4.2(a)
Parent Disclosure Schedule	Article IV
Parent Expense Reimbursement	7.3(c)
Parent Organizational Documents	4.1(c)
Parent Recommendation	4.3(a)
Parent SEC Documents	4.4(a)
Parent Share Issuance	Recitals
Parent Stockholder Approval	4.3(a)
Parent Stockholders’ Meeting	5.5(d)
Payment Fund	2.2(b)
Post-Closing Plans	5.6(d)

Section
Representatives	3.23(a)
Sarbanes-Oxley Act	3.4(a)
SEC	3.3(b)
Second Request	5.7(c)
Securities Act	3.4(a)
Specified Acquisition	5.2(c)
Specified Benefit Plan	3.9(a)
Stock Consideration	2.1(a)(iii)
Subsequent Certificates of Merger	1.3(b)
Subsequent Merger	Recitals
Surviving Company	1.1(b)
Takeover Statute	3.20
Top Customers	3.18(a)(viii)
Transaction Approvals	3.3(b)
Treasury Regulations	Recitals

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

CONVERGYS CORPORATION

By:	/s/ Andrea J. Ayers
Name: Andrea J. Ayers
Title: Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

SYNNEX CORPORATION

By:		/s/ Simon Y. Leung
	Name:	Simon Y. Leung
	Title:	Senior Vice President, General Counsel
and Corporate Secretary

DELTA MERGER SUB I, INC.

By:		/s/ Simon Y. Leung
	Name:	Simon Y. Leung
	Title:	Senior Vice President, Legal

DELTA MERGER SUB II, LLC

By:		/s/ Simon Y. Leung
	Name:	Simon Y. Leung
	Title:	Senior Vice President, Legal

[Signature Page to the Agreement and Plan of Merger]

LIST OF OMITTED SCHEDULES

The following is a list of all schedules to the merger agreement, which have been omitted pursuant to Item 601(b)(2) of Regulation S-K. SYNNEX hereby agrees to furnish supplementally a copy of any such schedule to the SEC upon request.

Company Disclosure Schedule

Section 3.1(c)	Subsidiaries
Section 3.2	Capital Stock and Indebtedness
Section 3.3	Corporate Authority Relative to this Agreement; Consents and Approvals; No Violation
Section 3.4	Reports and Financial Statements
Section 3.6	No Undisclosed Liabilities
Section 3.7(a)	Compliance with Law; Permits
Section 3.9	Employee Benefit Plans
Section 3.10	Absence of Certain Changes or Events
Section 3.11	Litigation
Section 3.13	Tax Matters
Section 3.14(b)	Employment and Labor Matters
Section 3.15	Real Property
Section 3.16	Intellectual Property
Section 3.18	Material Contracts
Section 3.21	Data Privacy
Section 5.1(b)	Covenants Relating to Conduct of Business
Section 6.1(e)	Antitrust Filings
Section 8.15(a)(i)	Knowledge
Section 8.15(a)(ii)	Company Material Adverse Effect

Parent Disclosure Schedule

Section 5.2(b)(ii)	Conduct of Parent’s Business
Section 8.15(a)(i)	Knowledge
Section 8.15(a)(ii)	Parent Material Adverse Effect

EXECUTION VERSION

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

August 22, 2018

This Amendment No. 1, dated as of August 22, 2018 (this “Amendment”), to the Agreement and Plan of Merger, dated as of June 28, 2018 (the “Agreement”) is being entered into by and between SYNNEX Corporation (“Parent”), a Delaware corporation, Delta Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of SYNNEX (“Merger Sub I”), Concentrix CVG Corporation, a Delaware corporation and a wholly owned subsidiary of SYNNEX (“Merger Sub II”), and Convergys Corporation, an Ohio corporation (the “Company”). Capitalized terms not defined herein shall have the meanings given in the Agreement.

RECITALS

WHEREAS, Merger Sub II was initially formed as a Delaware limited liability company under the name of Delta Merger Sub II, LLC, and on August 21, 2018, converted into a Delaware corporation and changed its name to Concentrix CVG Corporation, and so the parties desire to enter into this Amendment to revise the Agreement to take into account such conversion; and

WHEREAS, pursuant to Section 8.11 of the Agreement, the Agreement may be amended if such amendment is in writing and signed by the Company, Parent and each Merger Sub.

NOW, THEREFORE, in consideration of the foregoing, the mutual promises set forth herein and for other good and valuable consideration, the receipt of which are hereby acknowledged, the undersigned parties, hereby intending to be legally bound, agree to amend the Agreement as set forth below.

AGREEMENT

1.    Amendment.

(a)    All references in the Agreement to “Delta Merger Sub II, LLC” or “Delta Merger Sub II, LLC, a Delaware limited liability company” are hereby replaced with “Concentrix CVG Corporation” or “Concentrix CVG Corporation, a Delaware corporation”, as applicable, and the definition of “Merger Sub II” shall mean Concentrix CVG Corporation.

(b)    All references in the Agreement to the Delaware Limited Liability Company Act or the “DLLCA” are hereby replaced with the Delaware General Corporation Law or DGCL, as applicable.

(c)    The sixth recital shall be amended and restated in its entirety to read as follows:

“WHEREAS, the Board of Directors of Merger Sub II has (a) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of Merger Sub II and its sole stockholder, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers and (c) resolved to recommend that the sole stockholder of Merger Sub II adopt this Agreement;”

(d)    Section 1.5(b) is hereby amended and restated in its entirety to read as follows:

“At the effective time of the Subsequent Merger, (i) the certificate of incorporation of Merger Sub II, as in effect immediately prior to the effective time of the Subsequent Merger, shall be the certificate of incorporation of the Surviving Company and (ii) the bylaws of Merger Sub II, as in effect immediately prior to the effective time of

A-A-1

the Subsequent Merger, shall be the bylaws of the Surviving Company, in each case until thereafter amended in accordance with the provisions thereof and applicable Law provided that, unless otherwise prohibited by Law, the certificate of incorporation and bylaws of the Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the articles of incorporation and code of regulations of the Company.”

(e)    Section 1.6 is hereby amended so that the following sentence is appended thereto:

“The directors of Merger Sub II immediately prior to the Effective Time shall be the initial directors of the Surviving Company in the Subsequent Merger and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.”

(f)    Section 1.7(b) is hereby amended and restated in its entirety to read as follows:

“(b) the officers of Merger Sub II immediately prior to the Effective Time shall be the initial officers of the Surviving Company until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of Merger Sub II and the DGCL.”

(g)    Section 2.4 is hereby amended and restated in its entirety to read as follows:

“Effect of the Subsequent Merger on Capital Stock. At the effective time of the Subsequent Merger, by virtue of the Subsequent Merger and without any action on the part of Parent, the Company, Merger Subs or any holder of common shares of Merger Sub I or common stock of Merger Sub II, each common share, no par value, of the Company as the surviving corporation in the Initial Merger issued and outstanding immediately prior to the effective time of the Subsequent Merger shall be converted into and become one share of common stock of the Surviving Company, and each share of common stock of Merger Sub II issued and outstanding immediately prior to the effective time of the Subsequent Merger shall remain outstanding as a share of common stock of the Surviving Company.”

(h)    Section 4.1(a) is hereby amended and restated in its entirety to read as follows:

“Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub I is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub II is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and each Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.”

(i)    Section 4.1(c) is hereby amended and restated in its entirety to read as follows:

“Parent has made available to the Company prior to the date of this Agreement a true and complete copy of Parent’s certificate of incorporation and bylaws, Merger Sub I’s certificate of incorporation and bylaws and Merger Sub II’s certificate of incorporation and bylaws (collectively, the “Parent Organizational Documents”), in each case, as amended through the date hereof. The Parent Organizational Documents are in full force and effect, and Parent is not in material violation of any of their provisions.”

(j)    Section 4.3(a) is hereby amended and restated in its entirety to read as follows:

“Each of Parent and each Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the approval of the Parent Share Issuance by a majority of the votes cast by holders of outstanding shares of Parent Common Stock (the “Parent Stockholder Approval”), to consummate the transactions contemplated hereby, including the Mergers. The execution, delivery and performance by Parent and each Merger Sub of this Agreement and the consummation by each of them of the transactions contemplated

A-A-2

hereby, including the Mergers, have been duly and validly authorized by the Parent Board and the Board of Directors of each Merger Sub and, except for the adoption of this Agreement by Parent, as the sole stockholder of Merger Sub I and as the sole stockholder of Merger Sub II (which such adoption shall occur immediately following the execution of this Agreement), the Parent Stockholder Approval and the filing of the Initial Certificates of Merger and the Subsequent Certificates of Merger with the Secretary of State of the State of Ohio and the Secretary of State of the State of Delaware, no other corporate action or proceedings on the part of Parent or either Merger Sub, or other vote of Parent’s stockholders, or the Merger Subs’ sole stockholders, are necessary to authorize the execution and delivery by Parent and Merger Subs of this Agreement or the consummation of the transactions contemplated hereby, including the Mergers. (i) The Parent Board has (A) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of Parent and its stockholders, (B) declared it advisable to enter into this Agreement (C) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, (D) resolved to recommend that the holders of Parent Common Stock approve the Parent Share Issuance (the “Parent Recommendation”) and (E) directed that the Parent Share Issuance be submitted for consideration by Parent’s stockholders at a meeting thereof, (ii) the Board of Directors of Merger Sub I has (A) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of Merger Sub I and its sole shareholder, (B) approved the Mergers, on the terms and subject to the conditions set forth in this Agreement, (C) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers and (D) resolved to recommend that the sole shareholder of Merger Sub I adopt this Agreement and (iii) the Board of Directors of Merger Sub II has (A) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of Merger Sub II and its sole stockholder, (B) approved the Mergers, on the terms and subject to the conditions set forth in this Agreement, (C) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers and (D) resolved to recommend that the sole stockholder of Merger Sub II adopt this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Subs and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Subs and is enforceable against Parent and Merger Subs in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.”

(k)    Section 4.17 is hereby amended and restated in its entirety to read as follows:

“Merger Subs. Each Merger Sub is a direct wholly owned subsidiary of Parent. As at the date of this Agreement, the authorized capital stock of Merger Sub I consists of 1,000 common shares, par value $0.0001 per share, all of which are validly issued and outstanding. The authorized capital stock of Merger Sub II consists of 1,000 common shares, par value $0.0001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of each Merger Sub is, and at the Effective Time will be, owned by Parent. There is no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity securities of Merger Sub I or Merger Sub II. Since its date of incorporation, Merger Sub I has not, and prior to the Effective Time will not have, carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Mergers and the other transactions contemplated by this Agreement. Since its date of formation and incorporation, Merger Sub II has not, and prior to the effective time of the Subsequent Merger will not have, carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto and has, and prior to the effective time of the Subsequent Merger will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Mergers and the other transactions contemplated by this Agreement.”

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(l)    The first sentence of Section 5.10(b) is hereby amended and restated in its entirety to read as follows:

“For not less than six years from and after the Effective Time, to the extent permitted by applicable Law, the certificate of incorporation and bylaws of the Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company Organizational Documents.”

(m)    The term “Operating Agreement” shall be deleted from Section 8.15(b).

2.    All references to “this Agreement” in the Agreement shall mean the Agreement as amended by this Amendment. References in the Agreement to provisions “herein” or attachments “hereto” shall include the provisions of this Amendment.

3.    This Amendment, together with the Agreement and all exhibits and schedules thereto, and the Confidentiality Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Amendment is not intended to grant standing to any Person other than the parties hereto.

4.    This Amendment shall not constitute an amendment or waiver of any provision of the Agreement not expressly amended or waived herein and shall not be construed as an amendment, waiver or consent to any action that would require an amendment, waiver or consent except as expressly stated herein. The Agreement, as amended by this Amendment, is and shall continue to be in full force and effect.

5.    The provisions of Article VIII of the Agreement shall apply to this Amendment mutatis mutandis unless otherwise modified herein.

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to Agreement and Plan of Merger to be duly executed by their respective authorized officers as of the day and year first above written.

CONCENTRIX CORPORATION

By:	/s/ Andre S. Valentine
Name:	Andre S. Valentine
Title:	Chief Financial Officer

[Signature Page to Merger Agreement Amendment]

SYNNEX CORPORATION

By:	/s/ Simon Y. Leung
Name:	Simon Y. Leung
Title:	Senior Vice President, General Counsel and Corporate Secretary

CONCENTRIX CVG CORPORATION

By:	/s/ Simon Y. Leung
Name:	Simon Y. Leung
Title:	Senior Vice President, Legal

DELTA MERGER SUB I, INC.

By:	/s/ Simon Y. Leung
Name:	Simon Y. Leung
Title:	Senior Vice President, Legal

[Signature Page to Merger Agreement Amendment]

Annex B

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

June 28, 2018

The Board of Directors

Convergys Corporation

201 East Fourth Street

Cincinnati, OH, 45202

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, no par value per share (the “Company Shares”) (other than Excluded Shares, as defined below), of Convergys Corporation, an Ohio corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger (the “Agreement”) proposed to be entered into by and among the Company, SYNNEX Corporation, a Delaware corporation (“Parent”), Delta Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub I”) and Delta Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub II”). The Agreement provides, among other things, that Merger Sub I will be merged with and into the Company with the Company surviving (the “Initial Merger”), and immediately following the Initial Merger, the Company will be merged with and into Merger Sub II with Merger Sub II surviving (the “Subsequent Merger” and, collectively with the Initial Merger, the “Mergers” and the Mergers, together with the transactions contemplated by the Agreement, the “Transaction”), and in the Initial Merger, each issued and outstanding Company Share immediately prior to the effective time of the Initial Merger (other than Cancelled Shares, Converted Shares and Dissenting Shares (each as defined in the Agreement, and together with any other Company Shares held by any affiliate of the Company or Parent, “Excluded Shares”)), will be converted into the right to receive (i) a portion of a share of common stock, par value $0.001 per share (the “Parent Shares”), of Parent equal to the Exchange Ratio (as defined below) (the “Stock Consideration”) and (ii) $13.25 in cash, without interest (the “Cash Consideration”, and taken together (and not separately) with the Stock Consideration, the “Consideration”). The Agreement provides that the Exchange Ratio will be calculated as follows: (i) if the Parent Closing Price1 is less than 85% of the Base Parent Trading Price2, the Base Exchange Ratio3 multiplied by 1.05882, (ii) if the Parent Closing Price is greater than or equal to 85% of the Base Parent Trading Price and less than 90% of the Base Parent Trading Price, the Base Exchange Ratio multiplied by the

[1]

“Parent Closing Price” means the volume weighted average price per share (calculated to the nearest one-hundredth of one cent) of Parent Common Stock on the NYSE, for the consecutive period of 20 trading days ending on the third trading day immediately preceding the Effective Time (as defined in the Agreement), as calculated by Bloomberg Financial LP under the function “VWAP.”

[2]	“Base Parent Trading Price” means $111.0766.
[3]	“Base Exchange Ratio” means 0.1193.

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650     FAX: (212) 380-2651     WWW.CENTERVIEWPARTNERS.COM

NEW YORK      •       LONDON       •      SAN FRANCISCO       •      PALO ALTO       •      LOS ANGELES

The Board of Directors

Convergys Corporation

June 28, 2018

quotient of (A) 90% of the Base Parent Trading Price divided by (B) the Parent Closing Price, (iii) if the Parent Closing Price is greater than or equal to 90% of the Base Parent Trading Price and less than or equal to 110% of the Base Parent Trading Price, the Base Exchange Ratio, (iv) if the Parent Closing Price is greater than 110% of the Base Parent Trading Price and less than or equal to 115% of the Base Parent Trading Price, the Base Exchange Ratio multiplied by the quotient of (A) 110% of the Base Parent Trading Price divided by (B) the Parent Closing Price and (v) if the Parent Closing Price is greater than 115% of the Base Parent Trading Price, the Base Exchange Ratio multiplied by 0.95652.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have been engaged to provide certain financial advisory services to the Company from time to time, including in connection with an acquisition transaction, and we have received compensation from the Company for such services. In the past two years, we have not been engaged to provide financial advisory or other services to Parent, and we have not received any compensation from Parent during such period. We may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated June 28, 2018 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 and Annual Reports on Form 10-K of Parent for the years ended November 30, 2017, November 30, 2016 and November 30, 2015; (iii) certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company and Parent; (iv) certain publicly available research analyst reports for the Company and Parent; (v) certain other communications from the Company and Parent to their respective shareholders; (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Company Forecasts”) (collectively, the “Company Internal Data”); (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Parent (collectively, the “Parent Internal Data”); (viii) certain publicly available research analysts’ estimates relating to Parent for calendar years 2018 and 2019 as extrapolated based on discussions with the management of Parent and furnished to us by the Company for purposes of our analysis (the “Parent Public Forecasts”) and (ix) certain cost savings and operating synergies projected by the management of Parent to result from the Transaction furnished to us by the Company for purposes of our analysis (the “Synergies”). We have participated in discussions with members of the senior management and representatives of the Company and Parent regarding their assessment of the Company Internal Data (including, without

The Board of Directors

Convergys Corporation

June 28, 2018

limitation, the Company Forecasts), the Parent Internal Data, the Parent Public Forecasts and the Synergies, as appropriate, and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and Parent and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Company Internal Data (including, without limitation, the Company Forecasts) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby, that the Parent Internal Data and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent as to the matters covered thereby, that the Parent Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of Parent, and we have relied, at your direction, on the Company Internal Data, the Parent Internal Data, the Parent Public Forecasts and the Synergies for purposes of our analysis and this opinion. We express no view or opinion as to the Company Internal Data (including, without limitation, the Company Forecasts), the Parent Internal Data, the Parent Public Forecasts, the Synergies or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company or Parent. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company or Parent, or the ability of the Company or Parent to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Company Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the

The Board of Directors

Convergys Corporation

June 28, 2018

Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Company Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of Parent Shares actually will be when issued pursuant to the Transaction or the prices at which the Company Shares or Parent Shares will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any shareholder of the Company or any other person as to how such shareholder or other person should vote or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Company Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

Annex C

June 27, 2018

The Board of Directors

SYNNEX Corporation

44201 Nobel Drive

Fremont, CA 94538

Members of the Board of Directors:

We understand that SYNNEX Corporation (“SYNNEX”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) among SYNNEX, Delta Merger Sub I, a direct wholly owned subsidiary of SYNNEX (“Merger Sub I”), Delta Merger Sub II, a direct wholly owned subsidiary of SYNNEX (“Merger Sub II”), and Convergys Corporation (“Convergys”), pursuant to which, among other things, (i) Merger Sub I will merge with and into Convergys, with Convergys surviving as a wholly owned subsidiary of SYNNEX, and (ii) immediately thereafter Convergys will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of SYNNEX (collectively, the “Transaction”), and each outstanding common share, without par value, of Convergys (“Convergys Common Stock”) will be converted into the right to receive (i) $13.25 in cash (the “Cash Consideration”) and (ii) 0.1193 shares (such number of shares, the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”) of the common stock, par value $0.001 per share, of SYNNEX (“SYNNEX Common Stock”), subject to certain adjustments described in the Agreement. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to SYNNEX of the Consideration to be paid by SYNNEX in the Transaction.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Convergys and SYNNEX;

(ii)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Convergys furnished to or discussed with us by the management of Convergys, including certain financial forecasts relating to Convergys prepared by the management of Convergys (the “Convergys Forecasts”);

(iii)

reviewed certain financial forecasts relating to Convergys and certain extrapolations thereto prepared by or at the direction of and approved by the management of SYNNEX (the “Adjusted Convergys Forecasts”) and discussed with the management of SYNNEX its assessments as to the relative likelihood of achieving the future financial results reflected in the Convergys Forecasts and the Adjusted Convergys Forecasts;

The Board of Directors

SYNNEX Corporation

(iv)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of SYNNEX furnished to or discussed with us by the management of SYNNEX, including certain financial forecasts relating to SYNNEX and certain extrapolations thereto prepared by or at the direction of and approved by the management of SYNNEX (such forecasts, the “SYNNEX Forecasts”);

(v)

reviewed certain estimates as to the amount and timing of cost savings and the costs of achieving such cost savings (collectively, the “Cost Savings”) anticipated by the management of SYNNEX to result from the Transaction;

(vi)

discussed the past and current business, operations, financial condition and prospects of Convergys with members of senior managements of Convergys and SYNNEX, and discussed the past and current business, operations, financial condition and prospects of SYNNEX with members of senior management of SYNNEX;

(vii)

discussed with the management of SYNNEX its assessments as to Convergys’s existing and future relationships, agreements and arrangements with, and SYNNEX’s ability to retain, key customers of Convergys;

(viii)	reviewed the potential pro forma financial impact of the Transaction on the future financial performance of SYNNEX, including the potential effect on SYNNEX’s estimated earnings per share;

(ix)

reviewed the trading histories for Convergys Common Stock and SYNNEX Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(x)	compared certain financial and stock market information of Convergys and SYNNEX with similar information of other companies we deemed relevant;

(xi)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(xii)	reviewed the relative financial contributions of Convergys and SYNNEX on a standalone basis to the future financial performance of the combined company on a pro forma basis;

(xiii)	reviewed a draft, dated June 27, 2018, of the Agreement (the “Draft Agreement”); and

(ix)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have

The Board of Directors

SYNNEX Corporation

relied upon the assurances of the managements of SYNNEX and Convergys that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Convergys Forecasts, we have been advised by Convergys, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Convergys as to the future financial performance of Convergys. With respect to the Adjusted Convergys Forecasts, the SYNNEX Forecasts and the Cost Savings, we have assumed, at the direction of SYNNEX, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of SYNNEX as to the future financial performance of Convergys and SYNNEX and the other matters covered thereby and, based on the assessments of the management of SYNNEX as to the relative likelihood of achieving the future financial results reflected in the Convergys Forecasts and the Adjusted Convergys Forecasts, we have relied, at the direction of SYNNEX, on the Adjusted Convergys Forecasts for purposes of our opinion. We have also relied, at the direction of SYNNEX, on the assessments of the management of SYNNEX as to SYNNEX’s ability to achieve the Cost Savings and have been advised by SYNNEX, and have assumed, that the Cost Savings will be realized in the amounts and at the times projected. We have relied, at the direction of SYNNEX, upon the assessments of the management of SYNNEX as to Convergys’s existing and future relationships, agreements and arrangements with, and SYNNEX’s ability to retain, key customers of Convergys and have assumed, at the direction of SYNNEX, that the Transaction will not adversely impact Convergys’s relationships, agreements or arrangements with such customers. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Convergys or SYNNEX, nor have we made any physical inspection of the properties or assets of Convergys or SYNNEX. We have not evaluated the solvency or fair value of Convergys or SYNNEX under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of SYNNEX, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Convergys, SYNNEX or the contemplated benefits of the Transaction. We also have assumed, at the direction of SYNNEX, that the Transaction will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. We also have assumed, at the direction of SYNNEX, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no opinion or view as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction, including, without limitation, any potential adjustments that may be made to the Stock Consideration pursuant to the Agreement, or any terms, aspects or implications of any voting agreement or any other agreement, arrangement or understanding that may be entered into in connection with or related to the Transaction or otherwise. We were not requested to, and we did not, participate in the negotiation of the terms of the Transaction, nor were we requested to, and we did not, provide any advice or services in connection with the Transaction other than the delivery of this opinion. We express no view or opinion as to any such matters. Our opinion is limited to

The Board of Directors

SYNNEX Corporation

the fairness, from a financial point of view, to SYNNEX of the Consideration to be paid in the Transaction and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to SYNNEX or in which SYNNEX might engage or as to the underlying business decision of SYNNEX to proceed with or effect the Transaction. We are not expressing any opinion or view as to what the value of SYNNEX Common Stock actually will be when issued or the prices at which SYNNEX Common Stock or Convergys Common Stock will trade at any time, including following announcement or consummation of the Transaction. We also are not expressing any opinion or view with respect to, and we have relied, at the direction of SYNNEX, upon the assessments of management of SYNNEX regarding, legal, regulatory, accounting, tax and similar matters relating to SYNNEX, Convergys or the Transaction, as to which matters we understand that SYNNEX obtained such advice as it deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to how any stockholder of SYNNEX or shareholder of Convergys should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Board of Directors of SYNNEX solely to render this opinion and will receive a fee for our services, all of which is payable upon the rendering of this opinion. We and certain of our affiliates also are participating in the financing for the Transaction, for which services we and our affiliates will receive significant compensation contingent on the consummation of the Transaction, including acting as joint lead arranger and joint bookrunner in connection with SYNNEX’s $1.8 billion bridge financing and any takeout financing associated with such bridge financing. In addition, SYNNEX has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of SYNNEX, Convergys and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to SYNNEX and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as administrative agent, joint bookrunner and co-lead arranger for, and as a lender (including a swing-line and letter of credit lender) under, SYNNEX’s $1.8 billion term loan and revolving credit facility due September 1,

The Board of Directors

SYNNEX Corporation

2022, (ii) having provided or providing certain derivatives and/or foreign exchange trading services to SYNNEX and (iii) having provided or providing certain treasury services and products to SYNNEX.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Convergys and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as joint bookrunner and co-lead arranger for, and as a lender under, Convergys’s $515 million term loan and revolving credit facility due January 1, 2022 and (ii) having provided or providing certain treasury services and products to Convergys.

It is understood that this letter is for the benefit and use of the Board of Directors of SYNNEX (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be paid in the Transaction by SYNNEX is fair, from a financial point of view, to SYNNEX.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH

        INCORPORATED

Annex D

EXECUTION VERSION

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of June 28, 2018, is entered into by and between SYNNEX Corporation, a Delaware corporation (“Parent”), and each of the undersigned shareholders (each, a “Shareholder”) of Convergys Corporation, an Ohio corporation (the “Company”).

WHEREAS, on the terms and subject to the conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, by and among the Company, Parent, Delta Merger Sub I, Inc. (“Merger Sub I”) and Delta Merger Sub II, LLC, the Company will be merged with and into Merger Sub I, with the Company as the surviving corporation (the “Initial Merger”);

WHEREAS, as of the date of this Agreement, the Shareholders own beneficially or of record, and have the power to vote or direct the voting of, certain shares of common stock, no par value, of the Company (the “Company Common Shares”); and

WHEREAS, as a condition and inducement for Parent to enter into the Merger Agreement, Parent has required that each Shareholder, in his or her capacity as a shareholder of the Company, enter into this Agreement, and the Shareholders have agreed to enter into this Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Definitions. Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.

Effectiveness; Termination. This Agreement shall be effective upon execution by all parties hereto. This Agreement, and all obligations, terms and conditions contained herein, shall automatically terminate without any further action required by any person upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time and (c) a Company Adverse Recommendation Change. In addition to the foregoing, this Agreement may be terminated with respect to any Shareholder (i) by written consent of the Parent and such Shareholder, or (ii) upon written notice to Parent by such Shareholder at any time following the making of any change, by amendment, waiver or other modification to any provision of the Merger Agreement that decreases the amount or changes the form of the Merger Consideration. Notwithstanding the foregoing, this Section 2 and Sections 13 through 19 hereof shall survive any such termination.

3.

Voting Agreement. From the date hereof until the termination of this Agreement in accordance with its terms (the “Support Period”), each Shareholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of the Company’s shareholders, however called, and in connection with any written consent of the Company’s shareholders, such Shareholder shall (i) appear at such meeting or otherwise cause all of his or her Existing Shares (as defined below), and all other Company Common Shares over which he or she has acquired beneficial or record ownership and the power to vote or direct the voting thereof after the date hereof and prior to the applicable record date (together with the Existing Shares, the “Shares”) to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all of his or her Shares: (A) in favor of the adoption of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Mergers, (B) in favor of any proposal to adjourn or postpone such meeting of the Company’s shareholders to a later date if there are not sufficient votes to approve the Merger Agreement and in favor of any advisory, non-binding compensation proposal set forth in the Joint Proxy Statement/Prospectus and submitted to the shareholders of the Company in connection with the Mergers, (C) against any action or proposal in favor of a Company Takeover Proposal, (D) against any action or proposal that could reasonably be expected to interfere with or delay the timely consummation of the Mergers and (E) against any amendments to the Company Organizational Documents if such amendment would reasonably be expected to prevent or delay the consummation of the Closing. Each Shareholder covenants and agrees that, except for this Agreement, he or she has not entered into, and shall not enter into during the Support Period, any voting agreement or voting trust with respect to his or her Shares.

4.

Proxy. During the Support Period, each Shareholder hereby irrevocably and unconditionally grants to, and appoints, Parent or any designee of Parent as such Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote or cause to be voted (including by proxy or written consent, if applicable) the Shares as of the applicable record date in accordance with Section 3; provided that each Shareholder’s grant of the proxy contemplated by this Section 4 shall be effective if, and only if, such Shareholder has not delivered to the Company prior to the meeting at which any of the matters described in Section 3 are to be considered, a duly executed irrevocable proxy card directing that all of his or her Shares be voted in accordance with Section 3; provided, further, that any grant of such proxy shall only entitle Parent or its designee to vote on the matters specified by Section 3, and each Shareholder shall retain the authority to vote on all other matters. Each Shareholder hereby represents that any proxies heretofore given in respect of his or her Shares with respect to the matters specified by Section 3, if any, are revocable, and hereby revokes all other proxies. Each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 4, if it becomes effective, is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement. The parties hereby further affirm that the irrevocable proxy, if it becomes effective, is coupled with an interest and is intended to be irrevocable until the termination of this Agreement, at which time it will terminate automatically. If for any reason any proxy granted herein is not irrevocable and is revoked after it becomes effective, then the Shareholder agrees, until the termination of this Agreement, to vote the Shares in accordance with Section 3. The parties agree that the foregoing is a voting agreement.

5.

Transfer Restrictions Prior to the Initial Merger. Each Shareholder hereby agrees that he or she will not, during the Support Period, without the prior written consent of Parent, sell, transfer, assign, pledge, give, tender in any tender or exchange offer or similarly dispose of any of his or her Shares, or any interest therein, including the right to vote any of his or her Shares, as applicable (a “Transfer”); provided, that a Shareholder may (i) Transfer his or her Shares for estate planning or philanthropic purposes so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement, in which case such Shareholder shall remain responsible for any breach of this Agreement by such transferee, or Transfer his or her Shares at such Shareholder’s death pursuant to Law or such Shareholder’s estate plan (provided, that the transferee agrees in a signed writing to be bound by and comply with the provisions of this Agreement) or (ii) surrender his or her Shares to the Company in connection with the vesting, settlement or exercise of Company Equity Awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement or exercise, or, in respect of Company Options, the exercise price thereon.

6.

Representations of the Shareholder. Each Shareholder represents and warrants to Parent as follows: (a) such Shareholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid and legally binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by such Shareholder or the performance of his or her obligations hereunder; (c) the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Law or require any authorization, consent or approval of, or filing with, any Governmental Entity or require any consent of such Shareholder’s spouse that are necessary under any “community property” or other laws; (d) such Shareholder beneficially owns, has good and marketable title to, and has the power to vote or direct the voting of the Company Common Shares set forth on Schedule A (the “Existing Shares”); and (e) such Shareholder beneficially owns his or her Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions under applicable federal or state securities laws) that would prevent such Shareholder’s performance of its his or her obligations under this Agreement. As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

7.

Non-solicitation. Each Shareholder acknowledges and agrees that such Shareholder has received a copy of the Merger Agreement, has read the provisions set forth in Section 5.4 thereof and all related sections and understands the obligations of the directors and officers of the Company thereunder.

8.

Waiver of Appraisal Rights. Each Shareholder hereby irrevocably and unconditionally waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Initial Merger that such Shareholder may have.

9.

Publicity. Each Shareholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure in connection with the Mergers, including in the Joint Proxy Statement/Prospectus or any other filing with any Governmental Entity made in connection with the Mergers, such Shareholder’s identity and ownership of his or her Shares and the nature of such Shareholder’s obligations under this Agreement. Each Shareholder agrees to notify Parent as promptly as reasonably practicable of any inaccuracies or omissions in any information relating to such Shareholder that is so published or disclosed.

10.

Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than, with respect to any employment agreement between such Shareholder and the Company, Parent or their respective affiliates. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Parent acknowledges and agrees that, except as expressly provided herein, nothing in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the applicable Shareholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct such Shareholder in the voting of any of the Shares, except as otherwise expressly provided herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

11.	Assignment. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto.

12.

Specific Enforcement. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly (a) the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in each case in the Chosen Courts, this being in addition to any other remedy to which they are entitled at law or in equity, (b) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law.

13.

Governing Law and Enforceability. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Ohio, without regard to any choice or conflict of law provision or rule (whether of the State of Ohio or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Ohio.

In addition, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, each of the parties hereto consents in writing to the fullest extent permitted by law, to the sole and exclusive forum of the Chosen Courts.

Each party agrees that service of process upon such party in any such claim, action or proceeding shall be effective if notice is given in accordance with Section 14.

14.

Notice. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified; provided, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 14 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 14; or (c) when delivered by a courier (with confirmation of delivery); if to a Shareholder, to the address set forth with respect to such Shareholder in Schedule A hereto, and if to Parent, to the address set forth in Section 8.7 of the Merger Agreement.

15.

Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

16.

Amendments; Waivers. At any time prior to a termination of this Agreement pursuant to Section 2, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, (a) in the case of an amendment, by Parent and each Shareholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

17.

Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

18.

No Representative Capacity. Notwithstanding anything to the contrary herein, this Agreement applies solely to each Shareholder in his or her individual capacity as a shareholder, and, to the extent the Shareholder serves as a member of the board of directors or officer of the Company or as a fiduciary for others, nothing in this Agreement shall limit or affect any actions or omissions taken by a Shareholder in such Shareholder’s capacity as a director or officer or as a fiduciary for others, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or shall be construed to prohibit, limit or restrict a Shareholder from discharging such Shareholder’s duties as a director or officer or as a fiduciary for others.

19.

Counterparts. The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

SIGNED as of the date first set forth above:

SYNNEX CORPORATION

By:	/s/ Simon Y. Leung
Name:	Simon Y. Leung
Title:	Senior Vice President, General Counsel
and Corporate Secretary

[Signature Page to Voting Agreement]

SHAREHOLDER:

/s/ Andrea J. Ayers
Andrea J. Ayers

[Signature Page to Voting Agreement]

SHAREHOLDER:

/s/ Cheryl K. Beebe
Cheryl K. Beebe

SHAREHOLDER:

/s/ Richard R. Devenuti
Richard R. Devenuti

SHAREHOLDER:

/s/ Jeffrey H. Fox
Jeffrey H. Fox

SHAREHOLDER:

/s/ Joseph E. Gibbs
Joseph E. Gibbs

SHAREHOLDER:

/s/ Joan E. Herman
Joan E. Herman

SHAREHOLDER:

/s/ Robert E. Knowling, Jr.
Robert E. Knowling, Jr.

SHAREHOLDER:

/s/ Thomas L. Monahan III
Thomas L. Monahan III

SHAREHOLDER:

/s/ Ronald L. Nelson
Ronald L. Nelson

SHAREHOLDER:

/s/ Andre S. Valentine
Andre S. Valentine

SCHEDULE A

Shareholder Information

Existing Shares	Name and Address for Notices
228,122	Andrea J. Ayers Convergys Corporation 201 E. Fourth Street Cincinnati, Ohio 45202
9,654	Cheryl K. Beebe Convergys Corporation 201 E. Fourth Street Cincinnati, Ohio 45202
23,562	Richard R. Devenuti Convergys Corporation 201 E. Fourth Street Cincinnati, Ohio 45202
620,195 (includes 315,000 Common Shares held indirectly as to which Mr. Fox disclaims beneficial ownership)	Jeffrey H. Fox Convergys Corporation 201 E. Fourth Street Cincinnati, Ohio 45202
5,195	Joseph E. Gibbs Convergys Corporation 201 E. Fourth Street Cincinnati, Ohio 45202
33,612	Joan E. Herman Convergys Corporation 201 E. Fourth Street Cincinnati, Ohio 45202
0	Robert E. Knowling, Jr. Convergys Corporation 201 E. Fourth Street Cincinnati, Ohio 45202
38,594	Thomas L. Monahan III Convergys Corporation 201 E. Fourth Street Cincinnati, Ohio 45202
44,658	Ronald L. Nelson Convergys Corporation 201 E. Fourth Street Cincinnati, Ohio 45202
78,466	Andre S. Valentine Convergys Corporation 201 E. Fourth Street Cincinnati, Ohio 45202

Annex E

1701.84 Dissenting shareholders entitled to relief.

(A) Except as provided in division (B) of this section, the following are entitled to relief as dissenting shareholders under section 1701.85 of the Revised Code:

(1) Shareholders of a domestic corporation that is being merged or consolidated into a surviving or new entity, domestic or foreign, pursuant to section 1701.78, 1701.781, 1701.79, 1701.791, or1701.801 of the Revised Code;

(2) In the case of a merger into a domestic corporation, shareholders of the surviving corporation who under section 1701.78 or 1701.781 of the Revised Code are entitled to vote on the adoption of an agreement of merger, but only as to the shares so entitling them to vote;

(3) Shareholders, other than the parent corporation, of a domestic subsidiary corporation that is being merged into the domestic or foreign parent corporation pursuant to section 1701.80 of the Revised Code;

(4) In the case of a combination or a majority share acquisition, shareholders of the acquiring corporation who under section 1701.83 of the Revised Code are entitled to vote on such transaction, but only as to the shares so entitling them to vote;

(5) Shareholders of a domestic subsidiary corporation into which one or more domestic or foreign corporations are being merged pursuant to section 1701.801 of the Revised Code;

(6) Shareholders of a domestic corporation that is being converted pursuant to section 1701.792 of the Revised Code.

(B) All of the following shareholders shall not be entitled to relief as dissenting shareholders under section 1701.85 of the Revised Code:

(1) Shareholders described in division (A)(1) or (6) of this section, if both of the following apply:

(a) The shares of the corporation for which the dissenting shareholder would otherwise be entitled to relief under division (A)(1) or (6) of this section are listed on a national securities exchange as of the day immediately preceding the date on which the vote on the proposal is taken at the meeting of the shareholders.

(b) The consideration to be received by the shareholders consists of shares or shares and cash in lieu of fractional shares that, immediately following the effective time of a merger, consolidation, or conversion, as applicable, are listed on a national securities exchange and for which no proceedings are pending to delist the shares from the national securities exchange as of the effective time of the merger, consolidation, or conversion.

(2) Shareholders described in division (A)(2) of this section, if the shares so entitling them to vote are listed on a national securities exchange both as of the day immediately preceding the date on which the vote on the proposal is taken at the meeting of the shareholders and immediately following the effective time of the merger and there are no proceedings pending to delist the shares from the national securities exchange as of the effective time of the merger;

(3) The shareholders described in division (A)(4) of this section, if the shares so entitling them to vote are listed on a national securities exchange both as of the day immediately preceding the date on which the vote on the proposal is taken at the meeting of the shareholders and immediately following the effective time of the combination or majority share acquisition, and there are no proceedings pending to delist the shares from the national securities exchange as of the effective time of the combination or majority share acquisition.

1701.85 Dissenting shareholders—compliance with section—fair cash value of shares.

(A)

(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal.

(3) Not later than twenty days before the date of the meeting at which the proposal will be submitted to the shareholders, the corporation may notify the corporation’s shareholders that relief under this section is available. The notice shall include or be accompanied by all of the following:

(a) A copy of this section;

(b) A statement that the proposal can give rise to rights under this section if the proposal is approved by the required vote of the shareholders;

(c) A statement that the shareholder will be eligible as a dissenting shareholder under this section only if the shareholder delivers to the corporation a written demand with the information provided for in division (A)(4) of this section before the vote on the proposal will be taken at the meeting of the shareholders and the shareholder does not vote in favor of the proposal.

(4) If the corporation delivers notice to its shareholders as provided in division (A)(3) of this section, a shareholder electing to be eligible as a dissenting shareholder under this section shall deliver to the corporation before the vote on the proposal is taken a written demand for payment of the fair cash value of the shares as to which the shareholder seeks relief. The demand for payment shall include the shareholder’s address, the number and class of such shares, and the amount claimed by the shareholder as the fair cash value of the shares.

(5) If the corporation does not notify the corporation’s shareholders pursuant to division (A)(3) of this section, not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to the dissenting shareholder of the fair cash value of the shares as to which the dissenting shareholder seeks relief, which demand shall state the dissenting shareholder’s address, the number and class of such shares, and the amount claimed by the dissenting shareholder as the fair cash value of the shares.

(6) If a signatory, designated and approved by the dissenting shareholder, executes the demand, then at any time after receiving the demand, the corporation may make a written request that the dissenting shareholder provide evidence of the signatory’s authority. The shareholder shall provide the evidence within a reasonable time but not sooner than twenty days after the dissenting shareholder has received the corporation’s written request for evidence.

(7) The dissenting shareholder entitled to relief under division (A)(3) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (A)(5) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after the dissenting shareholder has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(4) of this section.

(8) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation. In the case of a conversion, a demand served on the converting corporation constitutes service on the converted entity, whether the demand is served before, on, or after the effective date of the conversion.

(9) If the corporation sends to the dissenting shareholder, at the address specified in the dissenting shareholder’s demand, a request for the certificates representing the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return the endorsed certificates to the dissenting shareholder. A dissenting shareholder’s failure to deliver the certificates terminates the dissenting shareholder’s rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of the shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only the rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, or in the case of a conversion may be the converted entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to a complaint is required. Upon the filing of a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from evidence submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have power and authority specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at a rate and from a date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules,

Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C)

(1) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing fair cash value, both of the following shall be excluded:

(a) Any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders ;

(b) Any premium associated with control of the corporation, or any discount for lack of marketability or minority status.

(2) For the purposes of this section, the fair cash value of a share that was listed on a national securities exchange at any of the following times shall be the closing sale price on the national securities exchange as of the applicable date provided in division (C)(1) of this section:

(a) Immediately before the effective time of a merger or consolidation;

(b) Immediately before the filing of an amendment to the articles of incorporation as described in division (A) of section 1701.74 of the Revised Code;

(c) Immediately before the time of the vote described in division (A)(1)(b) of section 1701.76 of the Revised Code.

(D)

(1) The right and obligation of a dissenting shareholder to receive fair cash value and to sell such shares as to which the dissenting shareholder seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c) The dissenting shareholder withdraws the dissenting shareholder’s demand, with the consent of the corporation by its directors;

(d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2) For purposes of division (D)(1) of this section, if the merger, consolidation, or conversion has become effective and the surviving, new, or converted entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the partners of a surviving, new, or converted partnership or the comparable representatives of any other surviving, new, or converted entity.

(E) From the time of the dissenting shareholder’s giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

Part II

Information Not Required in the Prospectus

Indemnification of Directors and Officers

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the rights of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

SYNNEX’ bylaws contain provisions that provide for indemnification of officers and directors to the fullest extent permitted by, and in the manner permissible under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its charter that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit. SYNNEX’ charter provides for such limitation of liability.

SYNNEX expects to maintain standard policies of insurance under which coverage is provided to SYNNEX’ directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and to SYNNEX with respect to payments which may be made by SYNNEX to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

In the merger agreement filed as Exhibit 2.1 hereto, SYNNEX agrees, in addition to its existing indemnification obligations under the SYNNEX governing documents, to indemnify and hold harmless each present and former director, officer and employee of Convergys and its subsidiaries and each other person or entity who served as a director, officer, managing member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of Convergys or its subsidiaries, from and against any costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each person to the fullest extent permitted by applicable law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions occurring at or prior to the completion of the initial merger (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity at the request or for the benefit of Convergys), to the fullest extent that Convergys or the applicable subsidiary of Convergys would have been permitted under Ohio law and under Convergys’ articles or Convergys’ code or other governing documents, or any other contracts in effect in effect on June 28, 2018 to indemnify such person. The merger agreement also provides that prior to the completion of the initial merger, SYNNEX or Concentrix CVG Corporation is required to obtain and fully pay for a six-year “D&O” insurance policy with benefits and levels of coverage no less favorable in any material respect to the indemnified parties than Convergys’ existing policies, subject to a premium cap.

For more information on the indemnification and directors’ and officers’ insurance provisions in the merger agreement, see the section “The Merger Agreement—Indemnification and Insurance” in the joint proxy statement/prospectus that forms a part of this registration statement.

Exhibits and Financial Statement Schedules

(a) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of June 28, 2018, by and among SYNNEX Corporation, Delta Merger Sub I, Inc., Delta Merger Sub II, LLC, and Convergys Corporation (included as Annex A to the joint proxy statement/prospectus forming part of this registration statement) (schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the Securities and Exchange Commission upon request).

2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 22, 2018, by and among SYNNEX Corporation, Delta Merger Sub I, Inc., Concentrix CVG Corporation, and Convergys Corporation (included as Annex A to the joint proxy statement/prospectus forming part of this registration statement).

3(i).1	Restated Certificate of Incorporation of SYNNEX Corporation (incorporated by reference to Exhibit 3(i).3 to Amendment No. 1 to SYNNEX Corporation’s registration statement on Form S-1 (File No. 333-108543)).

3(ii).1	Amended and Restated Bylaws of SYNNEX Corporation (incorporated by reference to Exhibit 3(ii).1 to SYNNEX Corporation’s Current Report on Form 8-K filed on April 2, 2008).

5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP regarding validity of the shares being registered hereunder.

10.1	Commitment Letter, dated as of June 28, 2018, by and among SYNNEX, JPMorgan Chase Bank, N.A., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.1 to SYNNEX Corporation’s Current Report on Form 8-K filed on June 29, 2018).

10.2	Credit Agreement, dated as of November 27, 2013, by and among SYNNEX Corporation, the subsidiaries of SYNNEX Corporation named therein, the lenders signatories thereto from time to time, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to SYNNEX Corporation’s Current Report in Form 8-K filed on November 27, 2013).

10.3	First Amendment to Credit Agreement, dated as of May 28, 2014, by and among SYNNEX Corporation, the subsidiaries of SYNNEX Corporation named therein, the lenders signatories thereto from time to time, and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to SYNNEX Corporation’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2014).

10.4	Second Amendment to Credit Agreement, dated as of May 21, 2015, by and among SYNNEX Corporation, the subsidiaries of SYNNEX Corporation named therein, the lenders signatories thereto from time to time, and Bank of America, N.A., as agent (incorporated by reference to Exhibit 10.1 to SYNNEX Corporation’s Current Report on Form 8-K filed on May 22, 2015).

10.5	Third Amendment to Credit Agreement, dated as of January 12, 2016, by and among SYNNEX Corporation, the subsidiaries of SYNNEX Corporation named therein, the lenders signatories thereto from time to time, and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to SYNNEX Corporation’s Quarterly Report on Form 10-Q for the quarter ended February 29, 2016).

10.6	Fourth Amendment to Credit Agreement, dated as of May 5, 2017, by and among SYNNEX Corporation, the subsidiaries of SYNNEX Corporation named therein, the lenders signatories thereto, and Bank of America, N.A., in its capacity as Administrative Agent and L/C Issuer (incorporated by reference to Exhibit 10.1 to SYNNEX Corporation’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2017).

Exhibit Number	Description

10.7	Fifth Amendment to Credit Agreement, dated as of July 7, 2017, by and among SYNNEX Corporation, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., in its capacity as Administrative Agent, an L/C Issuer and the Swing Line Lender (incorporated by reference to Exhibit 10.2 to SYNNEX Corporation’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2017).

10.8	Sixth Amendment to Credit Agreement, dated as of September 1, 2017, by and among SYNNEX Corporation, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., in its capacity as Administrative Agent, an L/C Issuer and the Swing Line Lender (incorporated by reference to Exhibit 10.1 of SYNNEX Corporation’s Current Report on Form 8-K filed on September 7, 2017).

10.9	Seventh Amendment to Credit Agreement, dated as of October 3, 2017, by and among SYNNEX Corporation, the guarantors party thereto, then lenders party thereto, and Bank of America, N.A., in its capacity as Administrative Agent, an L/C Issuer and the Swing Line Lender (incorporated by reference to Exhibit 10.46 of SYNNEX Corporation’s Annual Report on Form 10-K for the fiscal year ended November 30, 2017).

10.10	Eighth Amendment to Credit Agreement, dated as of January 19, 2018, by and among SYNNEX Corporation, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., in its capacity as Administrative Agent, an L/C Issuer and the Swing Line Lender (incorporated by reference to Exhibit 10.2 to SYNNEX Corporation’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2018).

10.11	Ninth Amendment to Credit Agreement, dated as of May 7, 2018, by and among SYNNEX Corporation, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., in its capacity as Administrative Agent, an L/C Issuer and the Swing Line Lender (incorporated by reference to Exhibit 10.2 to SYNNEX Corporation’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2018).

10.12	Tenth Amendment to Credit Agreement, dated as of August 7, 2018, by and among SYNNEX Corporation, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., in its capacity as Administrative Agent, an L/C Issuer and the Swing Line Lender (incorporated by reference to Exhibit 10.1 to SYNNEX Corporation’s Current Report on Form 8-K filed on August 7, 2018).

10.13	Credit Agreement, dated as of August 9, 2018, by and among SYNNEX Corporation, the subsidiaries of SYNNEX Corporation named therein, the lenders signatories thereto from time to time, and JPMorgan Chase Bank., N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to SYNNEX Corporation’s Current Report on Form 8-K filed on August 10, 2018).

21.1	Subsidiaries of SYNNEX Corporation (incorporated by reference to Exhibit 21.1 to SYNNEX Corporation’s Annual Report on Form 10-K for the year ended November 30, 2017).

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm of SYNNEX Corporation.

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm of Convergys Corporation.

23.3*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in the opinion filed as Exhibit 5.1).

24.1*	Power of Attorney.

99.1	Form of Proxy Card of Convergys Corporation.

Exhibit Number	Description

99.2	Form of Proxy Card of SYNNEX Corporation.

99.3	Consent of Centerview Partners LLC.

99.4	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

99.5	Voting Agreement, dated as of June 28, 2018, among SYNNEX Corporation and certain officers and directors of Convergys Corporation (included as Annex D to the joint proxy statement/prospectus forming part of this registration statement).

*	Previously filed.

(b) The opinions of Centerview Partners LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are included as Annexes B and C, respectively, to the joint proxy statement/prospectus forming part of this registration statement.

Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that:

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fremont, State of California, on August 24, 2018.

SYNNEX CORPORATION

By:	/S/ DENNIS POLK
	Name:	Dennis Polk
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ DENNIS POLK Dennis Polk	President and Chief Executive Officer (Principal Executive Officer)	August 24, 2018

/S/ MARSHALL W. WITT Marshall W. Witt	Chief Financial Officer (Principal Financial Officer)	August 24, 2018

* Kevin M. Murai	Director (Chairman of the Board)	August 24, 2018

* Dwight A. Steffensen	Director (Lead Director)	August 24, 2018

* Matthew F.C. Miau	Director	August 24, 2018

* Fred A. Breidenbach	Director	August 24, 2018

* Hau Lee	Director	August 24, 2018

* Gregory L. Quesnel	Director	August 24, 2018

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Signature	Title	Date

* Thomas S. Wurster	Director	August 24, 2018

* Duane E. Zitzner	Director	August 24, 2018

* Andrea M. Zulberti	Director	August 24, 2018

* Ann F. Vezina	Director	August 24, 2018

*By:	/s/ DENNIS POLK
Dennis Polk
Attorney-in-fact

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